As confidentially submitted to the Securities and Exchange Commission on October 6, 2023
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NIP Group Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Rosenlundsgatan 31
11 863 Stockholm
Sweden
+46 705775564
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David T. Zhang, Esq. Kirkland & Ellis c/o 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3300	Steve Lin, Esq. Kirkland & Ellis International LLP 58th Floor, China World Tower A No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10 5737-9300	Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86 (21) 6193-8200	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004 People’s Republic of China +86 (10) 6335-5500

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated         , 2023.
     American Depositary Shares
NIP Group Inc.
Representing           Ordinary Shares
We are selling      American depositary shares, or ADSs. Each ADS represents        of our ordinary shares, par value US$0.0001 per share.
This is an initial public offering of ADSs of NIP Group Inc. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$      and US$      per ADS. [The selling shareholders identified in this prospectus are offering an aggregate of   additional ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholders.]
We intend to apply for the listing of the ADSs on the Nasdaq [Stock/Global Select] Market (“Nasdaq”) under the symbol “[NIPG].”
NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden and China. Investors are purchasing beneficial equity interests in NIP Group Inc., the Cayman Islands holding company, and are not purchasing beneficial equity interests in any operating company. This holding company structure involves unique risks to investors. As a holding company, NIP Group Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to NIP Group Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of NIP Group Inc. or its subsidiaries by the PRC government to transfer cash or assets. In addition, if any regulatory authorities disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, the value of our securities could decline significantly or become worthless. See “Prospectus Summary — Our Corporate Structure.” Unless otherwise stated or the context otherwise requires, references in this prospectus to (i) “NIP Group” are to NIP Group Inc., and (ii) “we,” “us,” “our,” “the Company” and “our company” are to NIP Group and its subsidiaries (and, in the context of describing our operations and consolidated financial information for the periods ended prior to the Restructuring, also to the VIE and its subsidiaries).
Historically, we conducted our operations in China through Wuhan Muyecun Network Technology Co., Ltd. (“Wuhan Muyecun” or “the WFOE”) and through Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF” or “the former VIE”), with which we, the WFOE, and the nominee shareholders of Wuhan ESVF entered into certain contractual arrangements. We did not own an equity interest in the VIE or its subsidiaries and relied on the contractual arrangements to direct the business operations of the VIE. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Following a restructuring in June 2023 (the “Restructuring”), the contractual arrangements were terminated and currently we do not have any VIE in China.
Cash may be transferred within our organization in the following manners:
Under PRC laws, NIP Group Inc. may, via its intermediary Hong Kong holding company, provide funding to our WFOE through capital contributions, loans, and inter-company advances. In addition, cash

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
may be transferred among our subsidiaries, through capital contributions, loans and settlement of transactions, subject to satisfaction of applicable government registration and approval requirements.
Our WFOE and the WFOE’s subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.
As of the date of this prospectus, our WFOE has not made any dividends or other distributions to our intermediary Hong Kong holding company or NIP Group Inc., and we have not declared or paid any dividends on our shares.
For 2021, there was a capital investment of US$1.24 million from NIP Group Inc. to our WFOE through the intermediary Hong Kong holding company. In January 2022, there was an entrusted loan of US$0.86 million from our WFOE to Wuhan ESVF. In September 2022, there was a loan of US$5.0 million provided by NIP Group Inc. to Wuhan ESVF. In January 2023, there was a loan of US$4.5 million provided by NIP Group Inc. to Wuhan ESVF. In February 2023, there was a loan of US$1.75 million provided by NIP Group Inc. to Wuhan ESVF. In July 2023, there was a capital investment of US$2.85 million from NIP Group Inc. to our WFOE through the intermediary Hong Kong holding company. In July 2023, there was a capital investment of US$3.05 million from our WFOE to Wuhan ESVF. In August 2023, there was a capital investment of US$5.01 million from NIP Group Inc. to our WOFE through the intermediary Hong Kong holding company. In September 2023, there was a capital investment of US$5.00 million from NIP Group Inc. to our WOFE through the intermediary Hong Kong holding company. In September 2023, there was a capital investment of US$10.57 million from our WFOE to Wuhan ESVF. As of the date of this prospectus, no subsidiaries paid any dividends or made any distributions to their respective shareholders.
We currently do not have cash management policies in place that dictate how funds are transferred between NIP Group Inc., our subsidiaries, and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. In addition, relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s WFOE may pay dividends only out of its accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; and the WFOE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, the WFOE and the WFOE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between NIP Group Inc., our WFOE, or investors. For a detailed description of how cash is transferred through our organization, see “Prospectus Summary — Cash and Asset Flows Through Our Organization,” “Prospectus Summary — Summary of Risk Factors,” and “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”
We face various legal and operational risks and uncertainties associated with being based in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. On March 6, 2023, we received a confirmation from the China Cybersecurity Review Technology and Certification Center, or the CCRC, the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, which confirmed to us that we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing because we do not possess over one million users’ personal information. On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, together with five supporting guidelines, which took effect on March 31, 2023. According to the Trial Measures, Chinese domestic companies that seek to offer or list securities overseas, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Pursuant to the Trial Measures, we are required to complete the filing procedures with the CSRC in connection with this offering. We cannot assure you that we will be able to complete such filing in a timely manner, to conduct this offering, or to maintain the listing status of our ADSs and/or other securities, or to conduct any overseas securities offerings in the future. Furthermore, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and the latest amendment of which took effect from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti-Monopoly Law-Enforcement Agency under the State Council before they can be completed. As of the date of this prospectus, we do not believe that we are subject to merger control review by the Anti-Monopoly Law-Enforcement Agency in China because we do not engage in monopolistic behaviors that are subject to these statements or regulatory actions. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Risk Factors — Risks Related to Doing Business in China.”
On December 16, 2021, the Public Company Accounting Oversight Board (United States), or the PCAOB, issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in 2020. As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. In accordance with the HFCAA, trading in our ADSs on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADSs. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Accordingly, until such time as the PCAOB issues any new determination, there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. There can

The information in this preliminary prospectus is not complete and may be changed. We [and the selling shareholders] may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”
Upon the completion of this offering,        , our         , will beneficially own       of the ordinary shares issued and outstanding and voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result,      will have the ability to control or exert significant influence over important corporate matters.
We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 22 for factors you should consider before buying the ADSs.
PRICE US$      PER ADS
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$]

(1)
See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

We [and the selling shareholders] have granted the underwriters a 30-day option to purchase up to an additional ADSs.
The underwriters expect to deliver the ADSs to purchasers on or about       , 2023.

Deutsche Bank Securities	US Tiger Securities, Inc.
GF Securities (Hong Kong) Brokerage Limited
      The date of this prospectus is       , 2023.

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Until         , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions is these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We [and the selling shareholders] are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.
Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free

i

writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

ii

Letter From Our Co-Founders
Dear potential investors,
Sport (traditional and esports) is the great equalizer — bringing people from different backgrounds and cultures together, the camaraderie, the passion for their team, the collective grind at the competitive professional level. It is an unshakable desire for us to entertain, inspire and connect fans by creating transformative experiences. This is our company mission, our purpose, our originality and what keeps us going.
NIP Group is rooted in the love and passion of esports and competition. We have different backgrounds, but we came to a mutual appreciation along almost the same path. (On a personal note, the fact that we are both major Manchester United fans only strengthens our alignment and common business mindset.) Today, growing esports into a generational audience worldwide is what we are busy doing. In January 2023, we completed the largest merger in the history of the esports industry. We are pleased to introduce you to NIP Group, the joint forces of Ninjas in Pyjamas, the legendary Swedish esports brand, and ESV5, one of the largest digital sports groups in China. This is a new era in the esports industry and we are excited to share our vision with you.
Sometimes a plant can remarkably take root and grow from a fissure in a rock. Even under extraordinary conditions, determination and a strong vision, the plant can even flourish and become a tree of resilience. Like the remarkable plant, we have had obstacles to overcome. In spite of where we are now — a leading esports organization with a global footprint in the world — the conditions to create a thriving company were not always optimal. NIP Group Co-CEO Mario arrived on the esports scene just two years before the recent global pandemic. Just a few years earlier, Co-CEO Hicham had taken over the helm of Ninjas in Pyjamas and embarked on the mission to resuscitate the organization. Our actions have proven that the esports industry is indeed resilient when nurtured.
Esports have the power to change the world, and we at NIP Group have a responsibility to continue to develop the industry in a sustainable way. We are committed to being pioneers and encouraging the younger generation of entrepreneurs to join in and experience the excitement. Through the example of our own high standards, we want to influence the mainstream to continue to embrace this rapidly growing industry and recognize the potential it holds for the future and for youth. We are confident in our ability to create a blueprint, paving the way for a positive career path for younger generations, whether they choose to be players, staff, or stakeholders.
In conclusion, NIP Group is a company with a rich history, creating future champions. We welcome you to join forces with us, to generate and enjoy the same passion with hundreds of millions of fans worldwide.
Sincerely,
The NIP Group Team
Co-founders Mario Ho and Hicham Chahine

iii

Prospectus Summary
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us in February 2023, prepared by Frost & Sullivan and with data supported by Newzoo, both are independent research firms, to provide information regarding our industry and our market position. We refer to this report as the “Frost & Sullivan Report.”
Our Mission
Our mission is to create transformative esports experiences that entertain, inspire and connect fans across the globe.
Our Vision
Our vision is to become the premier esports organization in the world.
Overview
We are a leading esports organization with the most expansive global footprint by virtue of our operations across Asia, Europe and South America, according to the Frost & Sullivan Report. Among the top ten esports titles in the world in terms of prize pool, our wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report. We were founded based on a passion for esports and belief that esports can create the same types of historical and legendary experiences and memories as traditional sports have for the past century.
We operate two esports brands: Ninjas in Pyjamas and eStar Gaming. Ninjas in Pyjamas, our PC/console esports brand, was founded in 2000 in Sweden. Competing at the highest levels in multiple esports titles over two decades, NiP has earned recognition as one of the most storied, recognized and iconic brands in the esports world. At the same time, eStar Gaming, our mobile esports brand, is the top team in the Honor of Kings King Pro League (KPL), the most successful team in KPL history in terms of titles and widely considered to be the most successful mobile esports team in the world, according to the Frost & Sullivan Report. We have a comprehensive portfolio of esports teams, competing at the highest level in video game titles such as League of Legends, CS: GO, Honor of Kings, Rainbow Six, Valorant, Rocket League, Fortnite and Call of Duty Mobile.
We believe that there is tremendous potential in what we refer to as the “esports+” model, with the first phase being competitive esports itself — building championship-caliber teams across the most popular esports titles. NIP Group is currently at the second phase of esports+, supplementing our competitive esports business with our talent management, event production, creative studios, and burgeoning advertising businesses to create a diverse and sustainable revenue stream driving our continued growth. Going forward, we believe that we are only limited by our imagination for the third phase of esports+, and are actively exploring opportunities in areas such as esports education and training, fan universe (B2C monetization and metaverse), NFTs, esports real estate and IP licensing. As of June 30, 2023, we have provided esports education related services to more than 14 educational institutions in cities including Shenzhen, Chongqing, Xi’an, Guangzhou, Wuhan, Dalian, Guiyang and Zhongshan, and we are aiming to bring our contents and services to 50 educational institutions across China by the end of 2025. We anticipate costs associated with our undertaking of esports education business to include staff costs as well as costs related to content development, professional training and brand building. We plan to finance our esports education business through capital contribution or shareholder loans. In addition, we have also entered into collaboration agreements with digital collection platforms in China, and have launched our NFT collection in November 2022. Aiming to create a global benchmark for esports+, we are also actively creating our proprietary IPs in the fields of fashion, art and metaverse. In 2022 and 2023, we launched over 20 IP collaborations with companies spanning the telecommunication, automobile, sportswear, and various other industries, introducing co-branded vehicles, peripherals, clothing, beauty products, beverages, and gift boxes. We also license companies to use the image, including AI and virtual image of our athletes for promotion. We expect to further expand our IP collaborations to 40 by 2025.
Currently, we are focused on developing talent for both our esports teams and greater roster of online entertainers. On the esports side, we have combined Ninjas in Pyjamas’s 20-plus years of development experience as well as eStar Gaming’s demonstrated success in the burgeoning competitive mobile games market in the past five years. Our talent management business also focuses on developing esports athletes to become successful online entertainers, extending their success in the esports world further to the entertainment world. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram, with over 33 million followers as of September 30, 2023, joined us as a partner and beneficial shareholder.
We experienced robust growth in our net revenues, which increased from US$31.8 million in 2021 to US$65.8 million in 2022. Our net revenues increased from US$24.8 million for the six months ended June 30, 2022 to US$38.6 million for the six months ended June 30, 2023. We recorded gross loss of US$0.6 million in 2021 and gross profit of US$3.7 million in 2022, representing gross loss margin of 1.9% and gross profit margin of 5.7% for the same years, respectively. We recorded gross loss of US$0.35 million for the six months ended June 30, 2022 and gross profit of US$2.3 million for the six months ended June 30, 2023, representing gross loss margin of 1.4% and gross profit margin of 5.9% for the same periods, respectively.
Our Strengths
We believe the following strengths contribute to our success:
•
leading esports organization with most expansive global footprint;

•
largest portfolio of video game titles competed at highest level of competition;

•
strong and loyal fan base;

•
proven talent development system across esports and entertainment;

•
diversified revenue streams driving sustainable growth;

•
demonstrated success in acquisition and integration; and

•
passionate management team supported by marquee shareholders.

Our Strategies
We intend to pursue the following strategies to achieve our mission and vision:
•
expand esports presence across geographies and titles;

•
leverage talent management capabilities to expand roster and influence;

•
develop specialized content creation and advertising offerings into esports world;

•
increase fan engagement and monetization;

•
explore strategic acquisition and investment opportunities;

•
remain cutting edge for new esports mediums; and

•
continue growth along esports+ model.

Our Industry
Esports refers to a competitive and organized video gameplay in either online or offline and multi-player or single-player format, with a specific goal or prize, such as winning a championship title or prize money. According to the Frost & Sullivan Report, the market size of esports gaming industry has experienced significant increase at a CAGR of 15.2% from US$29.8 billion in 2017 to US$52.6 billion in 2021, and is expected to further increase at a CAGR of 12.1% from US$57.9 billion in 2022 to US$102.4 billion in 2027. This demonstrates the growing popularity of the esports industry as well as its vast commercialization opportunities, among which China, Europe and South America where we have operations in possess particular growth potential.

The global esports market is driven by rising popularity of video games, global policies encouraging esports development, increasing numbers of brands and sponsors engaged in the esports industry, growing revenue streams from broadcasting and media rights, and the expansion of esports into new areas such as esports education and training. These factors contribute to a dynamic and iterative esports industry, which fosters the growth and evolution of the esports business model.
According to the Frost & Sullivan Report, driven by increased tournament viewership and continuous government support, the global esports club market in terms of revenue grew at a CAGR of 26.6% from US$0.5 billion in 2017 to US$1.4 billion in 2021, and is expected to continue to grow at a CAGR of 18.8% from 2022 to 2027 to US$3.9 billion. Similarly, the global esports talent management market has grown at a CAGR of 63.2% from US$0.3 billion in 2017 to US$2.3 billion in 2021, and is expected to continue to grow at a CAGR of 23.4% from 2022 to 2027, to US$8.2 billion. The global esports event production market has grown at a CAGR of 23.4% from US$0.3 billion in 2017 to US$0.6 billion in 2021, and is expected to continue to grow at a CAGR of 27.3% from 2022 to 2027 to US$2.7 billion.
Summary of Risk Factors
Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus before you decide whether to purchase our ADSs.
Risks Related to Our Business and Industry
•
The success of our business depends on the market perception and strength of our brand. If we are unable to maintain and enhance our brand, the fan base and sponsorship we attract as well as our prospective consumer engagement may decline.

•
As an esports brand spanning Asia, Europe and South America and continuing to expand our global footprint, we are subject to a number of risks regarding our international operations.

•
Our business in Asia is in the early stage of development with a relatively limited operating history. We are also subject to risks associated with operating in a rapidly developing industry and a relatively new market.

•
We have a relatively limited history of operating as an integrated business. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

•
Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.

•
The markets in which we operate are highly competitive. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.

•
We have incurred losses in the past and we may continue to experience losses in the future.

•
Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers.

•
We may not be able to successfully execute our strategies, sustain our growth, or deal with the increasing complexity of our business.

•
If we fail to anticipate the evolving game popularity or viewership preferences, we may not be able to remain competitive in the respective business segments, and our business and prospects may be materially and adversely affected.

•
Misalignment with public and consumer tastes and preferences for entertainment could negatively impact demand for our entertainment offerings, which could have an adverse effect on our business, financial condition, results of operations and prospects.

•
In the event that our existing and potential customers are attracted to other alternatives available within the broader esports and entertainment industry, we would be materially and adversely impacted.

•
The uncertainties brought about by the prolonged COVID-19 pandemic has impacted and could in the future have a material adverse impact on our business, financial condition, results of operations and cash flow positions.

Risks Related to Doing Business in China
•
The PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time. Actions by the PRC government to exert more control over offerings conducted overseas by, and foreign investment in, China-based issuers could result in a material change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Implementation of industry-wide regulations in this nature may also cause the value of such securities to significantly decline or become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our ADSs.”

•
A large portion of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally. For details, see “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.”

•
The approval of PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For details, see “Risk Factors — Risks Related to Doing Business in China — Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”

•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation governing esports and internet-related service businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have material adverse effect on our business and results of operations.

•
To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on, the ability of NIP Group Inc. or its subsidiaries to transfer cash or assets. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between NIP Group Inc. and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not impose restrictions on NIP Group Inc. or our subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. For details, see “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”
•
On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act. Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission-Identified Issuer.” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission- Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner. Our auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm headquartered in Manhattan, New York, was not included in the determinations made by the Public Company Accounting Oversight Board (United States), or the PCAOB, on December 16, 2021. Our auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis with the latest inspection in 2020. Although we believe that the Holding Foreign Companies Accountable Act and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. Recent developments with respect to audits of China-based companies, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor of through such inspections. For more details, see “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”

Risks Related to Our ADSs and This Offering
•
An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

•
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•
Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

•
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

•
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

•
Certain judgments obtained against us by our shareholders may not be enforceable.

Our Corporate Structure
NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden and China. Investors are purchasing beneficial equity interests in NIP Group Inc., the Cayman Islands holding company, and are not purchasing beneficial equity interests in any operating company. This holding company structure involves unique risks to investors. As a holding company, NIP Group Inc. may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to NIP Group Inc. may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless. Unless otherwise stated or unless the context otherwise requires, references in this prospectus to (i) “NIP Group” are to NIP Group Inc., and (ii) “we,” “us,” “our,” “the Company” and “our company” are to NIP Group and its subsidiaries (and, in the context of describing our operations and consolidated financial information for the periods ended prior to the Restructuring, also to the VIE and its subsidiaries).
Historically, we conducted our operations in China through our WFOE and through Wuhan ESVF, with which we, our WFOE, and the nominee shareholders of Wuhan ESVF entered into certain contractual arrangements. We did not own an equity interest in the VIE or its subsidiaries and relied on the contractual arrangements to direct the business operations of the VIE. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Following a restructuring in June 2023 (the “Restructuring”), the contractual arrangements were terminated and currently we do not have any VIE in China.
The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries as of the date of this prospectus.

Seventh Hokage Management Limited(1)
xiaOt Sun Holdings Limited(2)
Diglife AS(3)
Tolsona Ltd(4)
Nyx Ventures AS(5)
Shanghai Yuyun Management Partnership (Limited Partnership)(6)
Other Existing Shareholders(7)
14.2%
8.7%
12.4%
11.4%
12.2%
8.5%
32.6%
NIP Group Inc. (Cayman Islands)
100%
Ninjas in Pyjamas Gaming AB (Sweden)
100%
ESVF (Hong Kong) Esports Limited (Hong Kong)
100%
Wuhan Muyecun Network Technology Co., Ltd. (WFOE) (PRC)
100%
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (PRC)
100%
60.67%
Shenzhen Weiwu Esports Internet Technology Co., Ltd. (PRC)
Hongli Culture Communications (Wuhan) Co., Ltd. (PRC)(8)
Equity interests

Notes:
(1)
Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited), a limited liability company established in the British Virgin Islands, which is wholly owned by Mr. Mario Yau Kwan Ho.

(2)
xiaOt Sun Holdings Limited, a limited liability company established in the British Virgin Islands, which is wholly owned by Mr. Liwei “xiaOt” Sun.

(3)
Diglife AS, a company registered under the laws of Norway, which is 95.61% owned by Mr. Hicham Chahine.

(4)
Tolsona Ltd., a company incorporated in the Republic of Cyprus, which is wholly owned by Mr. Felix Granander.

(5)
Nyx Ventures AS, a company registered under the laws of Norway, which is wholly owned by Mr. Thomas Neslein.

(6)
Shanghai Yuyun Management Partnership (Limited Partnership) is a PRC limited partnership. The general partner of Shanghai Yuyun Management Partnership (Limited Partnership) is Wuhan Donghu Lvxin Garden Co. Ltd., a company wholly owned by Wuhan Jinlv Construction Investment (Group) Co. Ltd., which is directly wholly owned by Wuhan Tourism and Sports Group. Wuhan Tourism and Sports Group is indirectly wholly owned by the Wuhan State-owned Assets Supervision and Administration Commission, or Wuhan SASAC, a sub-department of Wuhan municipal government.
(7)
Consisting of 21 shareholders including the Company’s share incentive platform. None of the 21 shareholders is known to us to beneficially own 5% or more of our shares.

(8)
Mr. Lei Zhang, our director, holds 32.67% of the equity interest in Hongli Culture Communications (Wuhan) Co., Ltd.; Wuhan Optics Valley Talent Venture Capital Partnership (limited partnership) holds 6.66% of the equity interest in Hongli Culture Communications (Wuhan) Co., Ltd.

Permissions Required from the PRC Authorities for Our Operations and Securities Offering
As of the date of this prospectus, as advised by our PRC counsel, CM Law Firm, we believe that the permissions and approvals our subsidiaries are required to obtain from Chinese authorities to operate their business include, but are not limited to, the business license, and the commercial performance license. As of the date of this prospectus, our subsidiaries have obtained requisite permissions and licenses for our operations in the PRC, and we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection by any governmental authorities of any requirement to obtain necessary permissions and approvals for our business operation, nor have we been denied of any permissions or approvals. However, we cannot assure you that relevant government agencies will not impose further requirements in the future. Further, we have developed and may in the future initiate new businesses, for which we may be required to obtain new licenses and permits, which could be time-consuming and complex. If we do not receive, complete or maintain necessary permissions or approvals, or we inadvertently conclude that such permissions or approvals are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to obtain permissions or approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses. For details, see “Risk Factors — Risks Related to Our Business and Industry — If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”
On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to listing abroad.
On March 6, 2023, we received a confirmation from the China Cybersecurity Review Technology and Certification Center, or the CCRC, the institution designated by the CAC to receive application materials for cybersecurity review and conduct examinations of such applications, which confirmed to us that we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing because we do not possess over one million users’ personal information. As a result, based on the fact that we are not in possession of more than one million users’ personal information, we are not subject to cybersecurity review by the CAC for this offering and our proposed listing. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.
If it is determined that we are required to undergo a cybersecurity review by the CAC or obtain permissions or approvals from the CAC for this offering for any reasons, including due to changes in applicable laws, regulations, or interpretations, we will take any and all necessary actions to be compliant with the then effective rules and regulations. In that case, if we are unable to clear the review, obtain permission or approval from the CAC, as then applicable, in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations, and our ordinary shares and ADSs may decline in value or become worthless.
On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five supporting guidelines (together with the Trial Measures, the “New Regulations on Filing”) and the New Regulations on Filing took effect on March 31, 2023. Pursuant to the New Regulations on Filing, we are required to complete the filing procedures with the CSRC in connection with this offering. For detailed information, see “Regulation — Regulations on M&A and Overseas Listings.” Domestic companies that have submitted a valid application for an overseas offering and listing but have not received consent from the overseas regulator or overseas stock exchange before March 31, 2023, like us, is required to complete such filing with CSRC before completion of the overseas offering and listing.
Based on the foregoing and as advised by our PRC counsel, CM Law Firm, since our registration statement on Form F-1 was not declared to be effective by the SEC prior to March 31, 2023, we believe we are required to complete the filing procedures with the CSRC for this offering prior to the completion of this offering pursuant to the New Regulations on Filing. We are preparing the documents for the filing under the Trial Measures, and we will reasonably arrange the timing of filing applications in order to comply with the Trial Measures.
As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. If it is determined that any other approval, filing or other administrative procedures from the CSRC or other PRC governmental authorities is required for this offering, or any future offering, listing or any other capital raising activities, which are subject to the filings under the New Regulations on Filing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to timely complete the relevant filing procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary in China, delay of or restriction on the repatriation of the proceeds from this offering into China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or circumstances may become advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that, other than the filing to CSRC, we need to complete other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.
For detailed information, see “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.” “Risk Factors — Risks Related to Our Business and Industry — If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.” and “Risk Factors — Risks Related to Doing Business in China — The approval of PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.” As of the date of this prospectus, as advised by our PRC counsel, CM Law Firm, other than the filing procedures required by the CSRC pursuant to the Trial Measures, we have obtained all requisite governmental permissions and approvals to conduct our offering and list overseas, and we have not been denied any such permissions or approvals.
Cash and Asset Flows Through Our Organization
NIP Group Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted through its wholly-owned subsidiaries in Sweden and China. As a result, although other means are available for us to obtain financing at the holding company level, NIP Group Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our Sweden and PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to NIP Group Inc. In addition, to the extent cash or assets in our business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our WFOE, or the WFOE’s subsidiaries by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:
Under PRC laws, NIP Group Inc. may, via its intermediary Hong Kong holding company, provide funding to our WFOE only through capital contributions or loans. Similarly, our WFOE, may provide funding to Wuhan ESVF only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements.
Our WFOE and the WFOE’s subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.
As of the date of this prospectus, our WFOE has not made any dividends or other distributions to our intermediary Hong Kong holding company or NIP Group Inc., and we have not declared or paid any dividends on our shares.
For 2021, there was a capital investment of US$1.24 million from NIP Group Inc. to our WFOE through the intermediary Hong Kong holding company. In January 2022, there was an entrusted loan of US$0.86 million from our WFOE to Wuhan ESVF. In September 2022, there was a loan of US$5.0 million provided by NIP Group Inc. to Wuhan ESVF. In January 2023, there was a loan of US$4.5 million provided by NIP Group Inc. to Wuhan ESVF. In February 2023, there was a loan of US$1.75 million provided by NIP Group Inc. to Wuhan ESVF. In July 2023, there was a capital investment of US$2.85 million from NIP Group Inc. to our WFOE through the intermediary Hong Kong holding company. In July 2023, there was a capital investment of US$3.05 million from our WFOE to Wuhan ESVF. In August 2023, there was a capital investment of US$5.01 million from NIP Group Inc. to our WOFE through the intermediary Hong Kong holding company. In September 2023, there was a capital investment of US$5.00 million from NIP Group Inc. to our WOFE through the intermediary Hong Kong holding company. In September 2023, there was a capital investment of US$10.57 million from our WFOE to Wuhan ESVF. As of the date of this prospectus, no subsidiaries paid any dividends or made any distributions to their respective shareholders.
We currently do not have cash management policies in place that dictate how funds are transferred between NIP Group Inc., our subsidiaries and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to NIP Group Inc. and U.S. investors. Our ability to distribute earnings to NIP Group Inc., our Cayman holding company, and U.S. investors is also limited. We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur outside of PRC. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. Additionally, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the revenue and assets of our PRC subsidiary is denominated in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to pay dividends to us. For more details, see “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”
VIE Consolidation Schedule
Historically, we conducted our operation in mainland China through our WFOE in mainland China as well as through Wuhan ESVF, the former VIE based in mainland China. We have completed the Restructuring in June 2023, and in connection therewith, our WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect.
The following tables set forth the summary consolidation schedule depicting the consolidated balance sheets as of December 31, 2021, 2022 and June 30, 2023 of (i) NIP Group Inc., our Cayman parent holding company, (ii) Wuhan Muyecun Network Technology Co., Ltd., the WFOE, (iii) ESVF (Hong Kong) Esports Limited, the Hong Kong holding company, (iv) Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., or the former VIE, and its subsidiaries and (v) the corresponding eliminating adjustments. As a result of the Restructuring, the former VIE and its subsidiaries became subsidiaries of the WFOE as of June 30, 2023. You should read the following tables together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
	As of June 30, 2023
	Parent	WFOE and its subsidiaries	Hong Kong holding company	Ninjas in Pyjamas	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	93	10,625	182	1,170	—	—	12,070
Inter-Group balances due from the VIE and its subsidiaries/Non-VIE	11,177	1,349	—	—	—	(12,526)	—
Other current assets	1,533	11,203	87	2,753	—	—	15,576
Investment in subsidiaries	4,090	—	4,090	—	—	(8,180)	—
Investment equity in the VIE and its subsidiaries and Non-VIE	228,275	—	—	—	—	(228,275)	—
Other non-current assets	—	94,348	7	71,055	—	109,396	274,806
Total Assets	245,168	117,525	4,366	74,978	—	(139,585)	302,452
Liabilities
Inter-Group balances due to the VIE and its subsidiaries/ Non-VIE	—	457	601	—	—	(1,058)	—
Other current liabilities	1,756	17,537	—	1,634	—	—	20,927

	As of June 30, 2023
	Parent	WFOE and its subsidiaries	Hong Kong holding company	Ninjas in Pyjamas	Former VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Non-current liabilities	—	30,042	—	224	—	2,959	33,225
Total liabilities	1,756	48,036	601	1,858	—	1,901	54,152
Mezzanine equity	288,857	—	—	—	—	—	288,857
Total (deficit) equity	(45,445)	69,489	3,765	73,120	—	(141,486)	(40,557)

	As of December 31, 2022
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	7,059	284	12	2,233	—	9,588
Inter-Group balances due from the VIE and its subsidiaries/non-VIE	5,322	855	—	475	(6,652)	—
Other current assets	3,273	—	86	20,236	—	23,595
Investment in subsidiaries	1,240	—	1,240	—	(2,480)	—
Investment equity in the VIE and its subsidiaries and non-VIE	68,427	—	—	—	(68,427)	—
Other non-current assets	—	—	9	100,744	—	100,753
Total Assets	85,321	1,139	1,347	123,688	(77,559)	133,936
Liabilities
Inter-Group balances due to the VIE and its subsidiaries/non-VIE	—	—	405	6,247	(6,652)	—
Other current liabilities	864	—	—	27,651	—	28,515
Non-current liabilities	—	—	—	15,964	—	15,964
Total liabilities	864	—	405	49,862	(6,652)	44,479
Mezzanine equity	113,463	—	—	—	—	113,463
Total (deficit) equity	(29,006)	1,139	942	73,826	(70,907)	(24,006)

	As of December 31, 2021
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Assets
Cash and cash equivalents	323	1,240	11	9,835	—	11,409
Inter-Group balances due from the VIE and its subsidiaries/non-VIE	—	—	—	88	(88)	—
Other current assets	—	—	17	17,568	—	17,585
Investment in subsidiaries	1,240	—	1,240	—	(2,480)	—
Investment equity in the VIE and its subsidiaries and non-VIE	80,678	—	—	—	(80,678)	—
Other non-current assets	—	—	14	111,781	—	111,795
Total Assets	82,241	1,240	1,282	139,272	(83,246)	140,789
Liabilities
Inter-Group balances due to the VIE and its subsidiaries/non-VIE	—	—	88	—	(88)	—
Other current liabilities	25	—	—	33,333	—	33,358
Non-current liabilities	—	—	—	18,868	—	18,868
Total liabilities	25	—	88	52,201	(88)	52,226
Mezzanine equity	80,053	—	—	—	—	80,053
Total (deficit) equity	2,163	1,240	1,194	87,071	(83,158)	8,510
The following tables set forth the summary consolidation schedule depicting the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2022 and for the six months ended June 30, 2023.
	For the Six Months Ended June 30, 2023
	Parent	WFOE	Hong Kong holding company	Ninjas in Pyjamas	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	—	37	4,447	34,079	—	38,563
Cost of revenue	—	—	—	1,985	34,285	—	36,270
Net loss	(11,154)	(24)	(31)	212	(11,113)	10,839	(11,271)
	For the Year Ended December 31, 2022
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	—	—	65,835	—	65,835
Cost of revenue	—	—	—	62,093	—	62,093
Net loss	(6,216)	(30)	(257)	(5,740)	5,937	(6,306)

	For the Year Ended December 31, 2021
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net Revenue	—	—	—	31,802	—	31,802
Cost of revenue	—	—	—	32,395	—	32,395
Net Loss	(8,000)	—	(46)	(8,068)	7,975	(8,139)
The following tables set forth the summary consolidation schedule depicting the consolidated statements of cash flows for the years ended December 31, 2021 and 2022 and for the six months ended June 30, 2023.
	For the Six Months Ended June 30, 2023
	Parent	WFOE	Hong Kong holding company	Ninjas in Pyjamas	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash provided by operating activities	(7,115)	(3)	170	(628)	4,855	—	(2,721)
Net cash used in investing activities	(2,850)	2,850	—	91	2,263	—	2,354
Net cash provided by financing activities	3,000	—	—	—	(23)	—	2,977
	For the Year Ended December 31, 2022
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash provided by operating activities	(5,271)	(956)	1	(3,408)	—	(9,634)
Net cash used in investing activities	—	—	—	(1,719)	—	(1,719)
Net cash provided by financing activities	12,008	—	—	(2,224)	—	9,784
	For the Year Ended December 31, 2021
	Parent	WFOE	Hong Kong holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(US$ in thousands)
Net cash provided by operating activities	—	—	(3)	(1,216)	—	(1,219)
Net cash used in investing activities	(1,240)	—	(1,255)	6,994	2,480	6,979
Net cash provided by financing activities	1,563	1,240	1,240	(990)	(2,480)	(573)
The Holding Foreign Companies Accountable Act
Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in 2020 . As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Accordingly, until such time as the PCAOB issues any new determination, there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA.
Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”
Corporate History
In June 2016, Mr. Liwei “xiaOt” Sun, our director and president, founded Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (formerly known as Shanghai Xingao Culture Communications Co., Ltd.), or Wuhan ESVF, and commenced our esports team operations in China. In December 2018, Shenzhen Weiwu Esports Internet Technology Co., Ltd., or Shenzhen VF, was established by Mr. Mario Yau Kwan Ho, our co-chief executive officer, and was later merged with Wuhan ESVF in March 2021 with Shenzhen VF becoming a wholly-owned subsidiary of Wuhan ESVF.
NIP Group Inc., formerly known as ESVF Esports Group Inc., was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company on February 5, 2021. We changed our name from ESVF Esports Group Inc. to our current name, NIP Group Inc., in March 2023.
In March 2021, we established a wholly-owned subsidiary in Hong Kong, namely, ESVF (Hong Kong) Esports Limited, or Hong Kong ESVF, which is our intermediary holding company in Hong Kong. In July 2021, Hong Kong ESVF established a wholly-owned subsidiary, Wuhan Muyecun Network Technology Co., Ltd., or Wuhan Muyecun, as the holding company of our business in China. Wuhan Muyecun then gained control over Wuhan ESVF by entering into a series of contractual arrangements with Wuhan ESVF and its shareholders. We have completed the Restructuring in June 2023, and in connection therewith, our WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. See “— Our Corporate Structure.”
In January 2023, we completed the merger between NIP Group Inc. and Ninjas in Pyjamas Gaming AB, a Swedish esports company with more than 20 years of operating history in the esports industry, through a series of share swap transactions, with Ninjas in Pyjamas Gaming AB becoming a wholly-owned subsidiary of NIP Group Inc. upon completion of the transactions, marking our global operation under the name of NIP Group.
Implication of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 or Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Implication of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq [Stock/Global Select] Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq [Stock/Global Select] Market corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering.
Corporate Information
Our principal executive offices are located at Rosenlundsgatan 31, 11 863, Stockholm, Sweden. Our telephone number at this address is +46 705775564. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.
Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main websites are https://esv5.com and https://nip.gl. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            , located at            .                  .
Conventions that Apply to This Prospectus
Unless otherwise indicated or the context otherwise requires, references in this prospectus to:
•
“ADRs” are to the American depositary receipts that may evidence the ADSs;

•
“ADSs” are to the American depositary shares, each of which represents           ordinary shares;

•
“CAGR” are to compound annual growth rate;

•
“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•
“Ninjas in Pyjamas” are to Ninjas in Pyjamas Gaming AB;

•
“our WFOE” are to Wuhan Muyecun Network Technology Co., Ltd.;

•
“Restructuring” are to a series of restructuring transactions in June 2023 to terminate the historical contractual arrangements with the former VIE, which have become our wholly-owned subsidiary.

•
“RMB” and “Renminbi” are to the legal currency of China;

•
“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•
“SEK” and “Swedish Krona” are to the legal currency of Sweden;

•
“the VIE” or “the former VIE” are to the former variable interest entity, namely Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd., or “Wuhan ESVF”; and

•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•
“we,” “us,” “our company” or “our” are to NIP Group Inc., formerly known as ESVF Esports Group Inc., a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires (and, in the context of describing NIP Group’s operations and consolidated financial information, also the VIE and the VIE’s subsidiaries for the periods ended prior to the Restructuring).

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to            additional ADSs representing           ordinary shares.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022, or at RMB7.2513 to US$1.00, the exchange rate in effect as of June 30, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. All translations from Swedish Krona to U.S. Dollars and from U.S. dollars to Swedish Krona are made at a rate of SEK10.7822 to US$1.00, the exchange rate in effect as of June 30, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The Offering
Offering price
We currently estimate that the initial public offering price will be between US$      and US$      per ADS.
ADSs offered by us
        ADSs (or        ADSs if the underwriters exercise their option to purchase additional ADSs in full).
[ADSs offered by the selling shareholders
        ADSs (or        ADSs if the underwriters exercise their option to purchase additional ADSs in full).]
ADSs [issued and] outstanding immediately after this offering
        ADSs (or        ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares issued and outstanding immediately after this offering
        ordinary shares (or        ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs
Each ADS represents               ordinary shares, par value US$0.0001 per share.
The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender your ADSs to the depositary for cancellation in exchange for the underlying ordinary shares. The depositary will charge you fees for any cancellation.
We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Option to purchase additional
ADSs
We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of        additional ADSs.
Use of proceeds
We estimate that we will receive net proceeds of approximately US$      million from this offering, assuming an initial public offering price of US$      per ADS, which is the

midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for (i) expanding the presence of our esports teams and our talent management and event production capabilities, (ii) the marketing and growth of our fan base, potential strategic acquisition and investment opportunities, including marketing and promotional campaigns and events to enhance our brand gravity, grow our fan base and enhance fan engagement, (iii) potential strategic acquisition and investment opportunities to supplement our organic growth, as well as working capital and other general corporate purposes. See “Use of Proceeds” for more information.
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]
Lock-up
We [and each of our officers, directors and existing shareholders, and holders of our outstanding share incentive awards] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of [180] days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
[Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of         ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]
Listing
We intend to apply to have the ADSs listed on the Nasdaq under the symbol “[NIPG].” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on            , 2023.
Depositary
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                 ADSs, if any, in connection with the offering.

Summary Consolidated Financial Data
The following summary consolidated statements of operations and comprehensive loss data and summary consolidated statements of cash flow data for the years ended December 31, 2021 and 2022, and summary consolidated balance sheet data as of December 31, 2021 and 2022, have been derived from our consolidated financial statements included elsewhere in this prospectus. The following summary unaudited condensed consolidated statements of operations and comprehensive loss data and summary unaudited condensed consolidated statements of cash flow data for the six months ended June 30, 2022 and 2023, summary condensed consolidated balance sheet data as of June 30, 2023 have been derived from our condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table sets forth a summary of our consolidated statements of results of operations and comprehensive loss data, both in absolute amount and as a percentage of the total revenues, for the periods indicated.
	For the year ended December 31,								For the six months ended June 30,
	2021				2022				2022				2023
	Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Net revenue	31,802	100.0	41,200	100.0	65,835	100.0	73,208	100.0	24,783	100.0	27,871	100.0	38,563	100.0
Cost of revenue	(32,395)	(101.9)	(36,358)	(88.2)	(62,093)	(94.3)	(65,750)	(89.8)	(25,133)	(101.4)	(26,669)	(95.7)	(36,270)	(94.1)
Gross profit (loss)	(593)	(1.9)	4,842	11.8	3,742	5.7	7,458	10.2	(350)	(1.4)	1,202	4.3	2,293	5.9
Operating expenses:
Selling and marketing expenses	(2,640)	(8.3)	(4,462)	(10.8)	(5,495)	(8.4)	(7,208)	(9.8)	(2,974)	(12.0)	(3,711)	(13.3)	(3,806)	(9.9)
General and administrative expenses	(5,218)	(16.4)	(6,759)	(16.4)	(6,328)	(9.6)	(7,823)	(10.7)	(3,138)	(12.7)	(3,907)	(14.0)	(10,795)	(28.0)
Total operating expenses	(7,858)	(24.7)	(11,221)	(27.2)	(11,823)	(18.0)	(15,031)	(20.5)	(6,112)	(24.7)	(7,618)	(27.3)	(14,601)	(37.9)
Operating loss	(8,451)	(26.6)	(6,379)	(15.4)	(8,081)	(12.3)	(7,573)	(10.3)	(6,462)	(26.1)	(6,416)	(23.0)	(12,308)	(32.0)
Other (expense)/income:
Other income, net	898	2.8	920	2.2	2,001	3.0	1,989	2.7	120	0.5	132	0.5	437	1.1
Interest expense, net	(520)	(1.6)	(472)	(1.1)	(365)	(0.5)	(460)	(0.6)	(202)	(0.8)	(298)	(1.1)	(218)	(0.6)
Total other income (loss)	378	1.2	448	1.1	1,636	2.5	1,529	2.1	(82)	(0.3)	(166)	(0.6)	219	0.6
Loss before income tax expenses	(8,073)	(25.4)	(5,931)	(14.3)	(6,445)	(9.8)	(6,044)	(8.2)	(6,544)	(26.4)	(6,582)	(23.6)	(12,089)	(31.4)
Income tax expense (benefit)	(66)	(0.2)	(532)	(1.3)	139	0.2	(6)	—	510	2.1	490	1.8	818	2.1
Net loss	(8,139)	(25.6)	(6,463)	(15.6)	(6,306)	(9.6)	(6,050)	(8.2)	(6,034)	(24.3)	(6,092)	(21.9)	(11,271)	(29.3)
Net loss attributable to non-controlling interests	(139)	(0.4)	(139)	(0.3)	(90)	(0.1)	(90)	(0.1)	(69)	(0.3)	(69.0)	(0.2)	(118)	(0.4)
Net loss attributable to NIP Group Inc	(8,000)	(25.2)	(6,324)	(15.3)	(6,216)	(9.5)	(5,960)	(8.1)	(5,965)	(24.1)	(6,023)	(21.6)	(11,154)	(28.9)
Deemed dividend on modification on preferred shares	(861)	(2.7)	(861)	(2.1)	—	—	—	—	—	—	—	—	—	—
Preferred shares redemption value accretion	(17,618)	(55.4)	(17,618)	(42.8)	(25,297)	(38.4)	(25,297)	(34.6)	(29,674)	(119.7)	(29,674)	(106.5)	(12,830)	(33.3)
Net loss attributable to NIP Group Inc.’s shareholders	(26,479)	(83.3)	(24,803)	(60.2)	(31,513)	(47.9)	(31,257)	(42.7)	(35,639)	(143.8)	(35,697)	(128.1)	(23,984)	(62.2)
Other comprehensive (loss) income:
Foreign currency translation income attributable to non-controlling interest, net of nil tax	283	0.9	283	0.7	2	—	2	—	2	0.0	2	0.0	5	0.0

	For the year ended December 31,								For the six months ended June 30,
	2021				2022				2022				2023
	Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Foreign currency translation loss attributable to ordinary shareholders, net of nil tax	273	0.9	25	0.1	178	0.3	(242)	(0.3)	(486)	(2.0)	(848)	(3.0)	1,288	3.3
Total comprehensive loss	(7,583)	(23.8)	(6,155)	(14.8)	(6,126)	(9.3)	(6,290)	(8.5)	(6,518)	(26.3)	(6,938)	(24.9)	(9,978)	(26.0)

Note:
The consolidated statements of results of operations and comprehensive loss data for 2021 and 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2021.
The following table presents our summary consolidated balance sheet data as of the dates indicated:
	As of December 31,		As of June 30,
	2021	2022	2023
	(US$ in thousands)
Cash and cash equivalents	11,409	9,588	12,070
Accounts receivable	11,377	14,448	11,276
Advance to suppliers	626	427	416
Receivables related to disposal of league tournaments rights	2,719	2,627	—
Amounts due from related parties	1,859	1,136	128
Prepaid expenses and other current assets, net	1,004	4,957	3,756
Total current assets	28,994	33,183	27,646
Property and equipment, net	(3,560)	2,895	3,099
Intangible assets, net	75,416	65,383	131,200
Right-of-use assets	—	1,802	2,047
Goodwill	32,282	29,827	137,767
Deferred tax assets	537	6	460
Other non-current assets	—	840	233
Total assets	140,789	133,936	302,452
Total current liabilities	33,358	28,515	20,928
Total liabilities	52,226	44,479	54,152
Total mezzanine equity	80,053	113,463	288,857
Total (deficit) equity	8,511	(24,006)	(40,557)

The following table presents our summary consolidated statements of cash flow data for the periods indicated:
	For the year ended December 31,		For the six months ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Net cash used in operating activities	(1,219)	(9,634)	(1,828)	(2,721)
Net cash provided by (used in) investing activities	6,979	(1,719)	1,780	2,354
Net cash provided by (used in) financing activities	573	9,784	(775)	2,977
Effect of exchange rate changes	22	(252)	(164)	(128)
Net increase (decrease) in cash and cash equivalents	6,356	(1,821)	(987)	2,482
Cash and cash equivalents at the beginning of the year	5,053	11,409	11,409	9,588
Cash and cash equivalents at the end of the year	11,409	9,588	10,422	12,070
Non-GAAP Financial Measure
To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax expenses, depreciation and amortization and share-based compensation expense. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As the non-GAAP financial measure has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measure used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.
	For the year ended December 31,				For the six months ended June 30,
	2021		2022		2022		2023
	Actual	Pro Forma (Unaudited)	Actual	Pro Forma (Unaudited)	Actual	Pro Forma (Unaudited)	Actual
	(US$ in thousands, except for %)
Net loss	(8,139)	(6,463)	(6,306)	(6,050)	(6,034)	(6,092)	(11,271)
Add:
Interest expense, net	520	520	365	460	202	202	218
Income tax expenses (benefit)	66	532	(139)	6	(510)	(490)	(818)
Depreciation and amortization(1)	3,477	3,724	5,266	5,694	2,759	2,952	2,866
Share-based compensation expense	456	456	166	166	86	86	6,257
Adjusted EBITDA	(3,620)	(1,231)	(648)	276	(3,497)	(3,342)	(2,748)
Adjusted EBITDA margin(2)	(11.4)	(3.0)	(1.0)	0.4	(14.1)	(12.0)	(7.1)

Notes:

(1)
Primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets.

(2)
Adjusted EBITDA as a percentage of revenues.

RISK FACTORS
An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
The success of our business depends on the market perception and strength of our brand. If we are unable to maintain and enhance our brand, the fan base and sponsorship we attract as well as our prospective consumer engagement may decline.
We believe that our brand, identity and reputation contribute significantly to our success. Maintaining and enhancing the NIP brand and reputation is critical to retaining and growing our consumer and sponsor bases. Maintaining and enhancing our brand and reputation hinges largely on our continued ability to provide high-quality and entertaining content, as well as competitive esports competition results, which may require substantial investment by us and may not be successful. Further, sponsorships and advertisements and actions of sponsors and brand owners may affect our brand and reputation if our consumers respond negatively to them. Additionally, our brand, identity and reputation may be adversely affected by perceptions of our industry in general, including perceptions resulting from factors unrelated to our actions or our content.
To be successful in the future, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. We have in the past experienced, and expect that in the future we will continue to receive, a high degree of media coverage. Any unfavorable publicity regarding the actions or professional performance of any of our esports teams, athletes, content creators, online entertainers or brand partners, or regarding our ability to attract and retain qualified professional athletes and coaching staff, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation.
In addition, events in our industry, even if unrelated to us, may negatively affect our brand and reputation. As a result, the size and engagement of our fan base may decline. Damage to our brand or reputation or loss of our fans’ commitment for any of these reasons could impair our ability to expand our fan base, sponsors and commercial affiliates, which could result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.
Moreover, maintaining and enhancing our brand and reputation may require us to make substantial investments, some or all of which may be unsuccessful. Failure to successfully maintain and enhance the NIP brand and reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations and financial condition.
As an esports brand spanning Asia, Europe and South America and continuing to expand our global footprint, we are subject to a number of risks regarding our international operations.
We currently operate esports teams in Asia and Europe with world-class rankings and performances. We also field teams in Brazil and will be expanding teams to North America and the MENA region in 2023. We plan to continue to expand our operations into different countries or regions to enhance our global presence. Our international operations and expansion efforts have resulted, and may continue to result, in increased costs, and are subject to a variety of risks, including but not limited to:
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more restrictive or unfavorable governmental laws, regulations, policies toward esports gaming, live events and content streaming, or generally toward the entertainment industry;

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political instability, economical uncertainties, unfavorable treatment within certain of the emerging markets, exchange risks and inflations;

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violations of anti-bribery and anti-corruption laws, such as the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act of 2010;

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limitation of our enforcement of intellectual property rights as well limitations on our ability to enforce legal rights and remedies with third parties or partners;

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adverse tax consequences due to the complexity of local tax laws or the interpretation of international tax treaties, or incremental tax liabilities that are difficult to predict as a result from our acquisition of businesses;

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limitation on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings; and

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expropriation of investment in foreign countries and unfair and unequitable treatment of the host countries, such as favoring domestic companies or arbitrary termination of cooperation contract with governmental authorities.

As we expand into new markets, it is difficult for us to manage and coordinate across the subsidiaries of our company, and certain business practices and customer may vary from markets to markets. We may have to adapt our business models to local markets due to various legal requirements and market conditions. Moreover, future growth and expansion to new markets, as well as growth and expansion within existing markets, may expose our group and executive management, administration, IT systems, internal control functions and operational and financial infrastructure to several challenges. Future growth and expansion will likely lead to an increased pressure on these functions within our group, which could adversely affect our ability to effectively operate and expand our business. Our failure to successfully maintain and grow our business on a global scale could be intensified with the speed of our expansion, and impose more strain on our business, results of operations, and financial conditions.
Our business in Asia is in the early stage of development with a relatively limited operating history. We are also subject to risks associated with operating in a rapidly developing industry and a relatively new market.
We have a relatively limited operating history with our business in Asia. While our western brand was established in 2000, we only started our business in Asia in 2016. Our limited history of operating in Asia may not serve as an adequate basis for evaluating our prospects and operating results, and our past revenues and historical growth may not be indicative of our future performance. In addition, we plan to continue to grow our Asia business through strategies rooted in both organic growth opportunities and acquisition of qualified targets. The expansion increases the complexity of our business and has placed, and will continue to place, strain on our management, personnel, operations, systems, financial resources and internal control and report functions.
Further, many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of competitive esports, gaming and lifestyle content. The market for competitive esports, gaming and lifestyle content is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active community, and our ability to successfully monetize such community through sponsorship, retail and advertising opportunities. In addition, our continued growth depends, in part, on our ability to respond to the constant changes in our industry, including rapid technological evolution, continued shifts in gamer trends and demands, the introduction of new competitors into the market, and the emergence of new industry standards and practices. Developing and integrating new content, services and products could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. Further, if the esports sponsorship and advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our results may be materially and adversely affected. We cannot assure you that we will succeed in any of these aspects or that our industry will continue to grow as rapidly as it has in the past.
We have a relatively limited history of operating as an integrated business. We may face challenges integrating our operations, services and personnel and may be unable to achieve the anticipated synergies from the combination. Our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.
The combination of our eStar Gaming and Victory 5 operations was completed in early 2021. More recently, the combination with Ninjas in Pyjamas was completed in early 2023. As a result, we have a limited operating history and experience in our business operation as a combined company, which makes it difficult to evaluate our future prospects and ability to make profit. Our ability to realize the anticipated benefits of the combination depends, to a large extent, on our ability to integrate independent businesses, which can be a complex, costly and time-consuming process, and thus requires significant time and focus from our management team and may divert their attention from the day-to-day operations of our business. In addition, even if the operations of us and Ninjas in Pyjamas are integrated successfully, we may not realize the full benefits of the combination, including the synergies, operating efficiencies, or sales or growth opportunities as expected.
In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and loss of client relationships, among other potential adverse consequences. If we cannot integrate and operate acquired properties or businesses to meet our financial expectations, our financial condition, results of operations and cash flow could be materially adversely affected.
Past and future investments in and acquisitions of complementary assets and businesses may expose us to potential risks, and may result in earnings dilution and significant diversion of management attention.
We may invest in or acquire assets and businesses that are complementary to our existing business. This may include opportunities to acquire additional businesses, services, resources, or assets that are complementary to our core esports business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be difficult or even disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.
To the extent we pursue further strategic acquisitions or other investment opportunities to extend or complement our operations, we may be exposed to additional risks, including:
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an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

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an acquisition may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatments, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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if we incur debt ahead of an acquisition, lenders may require that such loans are repaid either in full or in part or that financial covenants are complied with before any distributions of dividends to our shareholders may be made;

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we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

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an acquisition, whether or not consummated, may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

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we may not be able to successfully integrate our business and we may not be able to fully realize the anticipated strategic benefits of the acquisition;

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we may face challenges inherent to effectively managing an increased number of employees in diverse locations;

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we may be affected by potential strains on our financial and managerial controls and reporting systems and procedures;

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we may be subject to potential known and unknown liabilities associated with an acquired business;

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use of cash to pay for acquisitions could limit other potential uses for our cash;

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we may need to record impairment losses related to potential write-downs of acquired assets or goodwill in future acquisitions; and

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to the extent that we issue a significant amount of equity or convertible debt securities relating to future acquisitions, existing stockholders may be diluted.

We may not succeed in addressing these or other risks or any other problems encountered relating to the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, results of operations, financial condition or prospects.
The markets in which we operate are highly competitive. If we are unable to compete effectively, our business and operating results may be materially and adversely affected.
While there are a limited number of competitors that cover the entire value chain of the esports ecosystem as we currently do, including the operation of esports teams, talent management agency and event production, each component of the esports industry is highly competitive.
We naturally face competitions from other esports teams. If our teams fail to achieve satisfactory results and maintain their positions in the periods to come, we may lose fans, viewership, and our brand and sponsorship resources, as well as star athletes and staff to our competitors, and our business and results of operations may be materially and adversely affected.
For our talent management business, we face competition both in engaging popular online entertainers and collaborating with distribution channels to host our online entertainers. If we are unable to do so, our ability to grow our talent management business will be limited. In addition, magnifying our influence in the industry may require us to make substantial investments or acquisitions, some or all of which may not be successful. Moreover, the popularity of our online entertainers can change rapidly and for reasons beyond our direct control.
In the case of event production business, we face direct competition from other event producers and service providers. We are a relatively new enterer in the market as compared to our competitors who are more experienced in the organization of professional esports tournaments and events. Our competitors may leverage longer history with game developers, publishers and other event sponsors, and may have more established presences in regions and games titles beyond our reach. In the event that we are not able to effectively compete and overtake businesses from other competitors, we may not be able to establish a significant presence in the event production industry.
We also face potential competition from our business partners who may expand their internal capabilities or otherwise integrate themselves vertically to operate services that we currently offer, which could result in a reduction in opportunities available to us or otherwise lead to potential new competitors.
We have incurred losses in the past and we may continue to experience losses in the future.
We have incurred loss from operations of US$8.5 million, US$8.1 million, US$6.5 million and US$12.3 million, and net losses of US$8.1 million, US$6.3 million, US$6.0 million and US$11.3 million in 2021 and 2022 and the six months ended June 30, 2022 and 2023, respectively. The historical losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to continue generating net profits in the foreseeable future.
We expect to continue to invest in the development and expansion of our business in areas including sales and marketing, and incurring costs associated with general administration, including legal, accounting and other expenses upon completion of this offering. As a result of these increased expenses, we will have to generate and sustain increased revenue to be profitable in future periods. Further, in future periods, we may not be able to generate sufficient revenue growth to offset higher costs and sustain profitability. If we fail to sustain or increase profitability, our business and operating results could be adversely affected and we may be required to raise additional equity or debt to finance our operations, which may come with dilution effects for our shareholders.

Our business and financial results may be materially and adversely affected if we are unable to maintain our cooperative relationships with financing service providers.
We rely partially on loans provided by commercial banks including China Everbright Bank, Bank of China, China Merchants Bank, and China CITIC Bank to fund our general operations. We entered into credit facilities and loan agreement with these commercial banks, pursuant to which we are subject to a number of restrictive covenants. Failure to meet the payment and other obligations, including financial covenants, security coverage requirement and requirements on notifying to or getting approval from banks in case of certain matters, such as restructuring, share transfer or listing, etc., could lead to defaults under these loan agreements. If we default under the loan agreement, we may have to cash the deposit of our working capital, which could have material impact on business and results of operation.
These credit facilities and loan agreements normally become mature in one to three years, and we may not be able to renew the agreement on commercially reasonable terms or at all. These commercial banks have full discretion in deciding whether or not to extend the loans to us. Furthermore, these financing service providers may decrease or eliminate the amount of credit available for us due to various reasons. In addition, if the default rates on the loans provided or arranged by these two financing service providers were to increase, they may raise the interest rates on the loans, making such financing options less attractive to us. If our cooperative relationships with the financing service providers are damaged or lost, or if the financing service providers significantly increase their interest rates, our business and financial results would be adversely affected.
We will need capital to, among other things, expand to other geographic regions and titles through acquiring league seats. As we expand to additional game titles, we may also require capital to train, attract and retain our athletes and online entertainers, and such costs may be greater than what we currently anticipate. The fact that we have a limited operating history means we have limited historical financial data. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable to us, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.
We may not be able to successfully execute our strategies, sustain our growth, or deal with the increasing complexity of our business.
Since our inception, we have experienced rapid growth internationally. This growth has included development in our fan base, esports performance, content pipeline, our talent, and our brand sponsorships, among other things. We have also been actively exploring new monetization opportunities. Even if our historical growth may not necessarily be indicative of future growth, we expect future growth in our international presence, mergers and acquisitions, and emerging monetization areas. This expansion increases the complexity of our business and has placed, and will continue to place, strain on our management, personnel, operations, systems, financial resources and internal financial control and reporting functions. The industries in which we operate are rapidly evolving and may not develop as we expect. Even if our revenue continues to increase, our net revenue growth rates may vary in the future as a result of macroeconomic factors, increased competition, the maturation of our business, and other factors.
In addition, as we expand our business segments and geographic coverage, we will need to work with a larger number of partners, brands and sponsors, as well as suppliers efficiently, and will need to maintain and expand mutually beneficial relationships with the existing ones. We also need to continuously enhance and upgrade our technology, improve control over our operational, financial and management aspects, refine our reporting systems and procedures, and cultivate, attract, retain and integrate qualified esports talents. All these efforts will require significant managerial and financial resources. We cannot assure you that we will be able to effectively manage our growth, that our current infrastructure, systems, procedures and controls or any new measures to enhance them will be adequate and successful to support our expanding operations or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

If we fail to anticipate the evolving game popularity or viewership preferences, we may not be able to remain competitive in the respective business segments, and our business and prospects may be materially and adversely affected.
The esports industry is characterized by its ever-changing and fast evolving nature, where every year different digital games are released by game developers, and various leagues and tournaments are assembled, creating vast opportunity for participants like us to extend our brand influence and generate popularity, and for brands and sponsors to invest in teams, athletes, and benefit from screen time and name placements. The continued popularity of the general esports industry affects the longevity and vibrance of our brand. We participate in popular esports titles including League of Legends, Counter-Strike: Global Offensive (CS:GO), Valorant, Honor of Kings, Call of Duty Mobile, FIFA, Rainbow Six, Crossfire and QQ Speed. If the large viewership and prospective fan base shifts focus to different esports categories or titles, we cannot assure you that our market perceptions can continue to be upheld. Our failure to effectively cater to the constantly changing and unpredictable needs of the players and viewers could results in a failure to obtain desirable league seats and to achieve satisfactory competition results, which could have a material and adverse effect on our business and prospects.
Misalignment with public and consumer tastes and preferences for entertainment could negatively impact demand for our entertainment offerings, which could have an adverse effect on our business, financial condition, results of operations and prospects.
We create entertainment content, the success of which depends substantially on consumer interests and preferences that frequently change in unpredictable ways. The success of our business depends on our ability to consistently create digital content, and to have popular talent, that meets the changing preferences of the broad consumer market and respond to competition from an expanding array of entertainment choices facilitated by technological developments in the availability and delivery of digital content. When anticipating public and consumer tastes and preferences and other developments in our industry, and how to develop our businesses in relation thereto, our executive management teams have to make several assessments based on various facts and assumptions prevailing at the time such assessments are made, which could prove to be incorrect or incomplete. Misalignment of our content, talent and products and our failure in responding to rapidly changing public and consumer tastes and preferences could impact the demand for our offerings, and our business, financial condition, results of operations and prospects could be materially affected.
In the event that our existing and potential customers are attracted to other alternatives available within the broader esports and entertainment industry, we would be materially and adversely impacted.
The specific industries in which we operate, including esports team, content creation, as well as esports-related event production, all fall within the broader entertainment industry. Other forms of entertainment, such as television, movies and sport events, as well as other forms of digital entertainment, are more well established and may be perceived by the users to offer greater variety, affordability, interactivity, and enjoyment. We compete with these other forms of entertainment for the discretionary time and income of consumers, and competition within the industries we operate and the broader entertainment industry is intense. If we are unable to sustain sufficient interest in our platform in comparison to other forms of entertainment, including new forms of entertainment, we could experience reduced demand for our content, live events and overall popularity, which could have an adverse effect on our business financial condition and results of operations. While esports remains unique and possesses its distinctiveness apart from the aforementioned alternatives, we cannot assure you that the esports consumers are as engaged in other entertainment categories, or would not alter their preferences to other entertainment categories that may be perceived to offer consumers with more interactivity, affordability, and variety. If the consumers in fact choose to spend their discretionary time and money into other platforms and means of entertainment, we would lose fan base that is the source of our monetization powers, and our business, financial conditions and results of operations would be negatively affected.

If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.
We are required to maintain various approvals, licenses, permits and filings to operate our business. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend, alter or renew any of its current licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain, extend, alter or renew these licenses, permits and approvals, our daily operations could be materially and adversely affected.
For instance, in China, in accordance with the Administrative Regulations on the Commercial Performance issued by the State Council of China and last amended on November 29, 2020, a company engages in the business of organizing, producing and/or promoting on-site commercial performance, including commercial performance activities held by us under our esports team operations business, is required to obtain the Commercial Performance License. In addition, the Measures for the Administration of the Internet Performance Brokerage Entities issued by Ministry of Culture and Tourisms further provides that Internet performance brokerage entities, which refers to entities that engage in the operation business of organizing, producing and marketing the internet performances and/or the brokerage business of the agency, like the talent management agencies operated by us, shall, before expiration of the rectification period by February 29, 2024 (“Rectification Period”), (i) obtain the Commercial Performance License before conducting the Internet performance brokerage business, and (ii) be staffed with sufficient qualified online performance brokers that meet its business needs. Moreover, any online performance broker who engages in performance brokerage activities shall obtain the performance brokerage qualification in accordance with the law. For details, see “Regulation — Regulations on Commercial Performance.”
Our talent management agency has obtained the Commercial Performance License for conducting our business according to the applicable laws and regulations and we will continue to establish our talent management agencies team so that our team can meet the required proportion of talent brokers to the number of contracted talents before the expiration of the rectification period by February 29, 2024. Certain of our subsidiaries have historically engaged in commercial performance activities operation before obtaining the Commercial Performance License and all such entities have obtained such required license as of the date of this prospectus. As of the date of this prospectus, we have not been the subject of any review, enquiry, punishment or investigation by any PRC regulatory authorities in relation to such action. However, we cannot assure you that relevant government agencies will not impose requirements in the future. Further, we have developed and may in the future initiate new businesses, for which we may be required to obtain new licenses and permits, which could be time consuming and complex. Any failure in obtaining any requisite license, permit or approval, or otherwise to comply with applicable regulatory requirements may subject us to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.
Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.
We have access to and store certain data of our esports professionals, brands and sponsors, business and employees in the ordinary course of business operations. We also occasionally have limited access to data concerning viewers of our content streaming and creation, whose data is collected, compiled and shared by streaming and other social media platforms. We cannot verify or assure you that such third parties have obtained sufficient authorization from viewers to share the data with us. Although we have in place systems and processes that are designed to protect the data we have access to, prevent data loss or detect security breaches, such measures may not be sufficient, particularly as techniques to gain unauthorized access to data and system, disable or degrade services, or sabotage systems are constantly evolving. In addition, we may be subject to PRC laws and laws of the EU or other jurisdictions relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Legal requirements relating to data processing continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance. An actual or perceived failure to comply with laws and regulations governing personal information could result in government investigations and enforcement actions against us, fines, claims for damages by affected third parties, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
The Cybersecurity Law of China, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures (2020 Version), which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator, or the CIIO, purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administrative of China (“CAC”). On December 28, 2021, the Cybersecurity Review Measures (2021 Version) was promulgated and became effective on February 15, 2022 and the Cybersecurity Review Measures (2020 Version) was repealed at the same time. The Cybersecurity Review Measures (2021 Version) iterates that the procurement of any network product or service by CIIOs or the conducting of data processing activities by online platform operators, that affects or may affect national security, shall be subject to a cybersecurity review and any online platform operators handling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.
On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also presents that a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations if the data is falsified, damaged, disclosed, illegally obtained or illegally used, which protection system is expected to be built by the state for data security in the near future. On November 14, 2021, the CAC published the Administrative Regulations on the Administration of Network Data Security (Draft for Comments) (“Administrative Regulations Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft, a cybersecurity review should be conducted by the CAC to assess potential national security risks that may be brought about certain any procurement, data processing, or overseas listing. According to the impact and importance of data on national security, public interests or the legitimate rights and interests of individuals and organizations, data are divided into general data, important data and core data, and different protection measures are taken for different levels of data. The state focuses on the protection of personal information and important data, and strictly protects core data. The Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft further require that online platform operators and data processing operators that process personal data of at least one million individual users must apply for a cybersecurity review, if they plan to conduct listings in foreign countries.
While the Cybersecurity Review Measures (2021 Version) was recently adopted and the Administrative Regulations Draft has been released for public comment and has not come into effect as of the date of this prospectus, and their implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. Due to the lack of further interpretations, the exact scope of what constitute a “CIIO,” “online platform operators,” “data processors,” or “data handlers” remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us.
We believe that neither we nor any of our PRC subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to this offering or the business operations of our PRC subsidiaries, because as of the date of this prospectus, neither we nor our PRC subsidiaries has received any notice from any authorities identifying us as a CIIO or has conducted any data processing activities that affect or may affect national security or handles personal information of more than one million users; further, as of the date of this prospectus, neither we or our PRC subsidiaries has conducted business as an online platform operator or requiring us to undertake a cybersecurity review by the CAC.
On March 6, 2023, the CCRC confirmed to us that we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing because we do not possess over one million users’ personal information. As a result, based on the fact that we are not in possession of more than one million users’ personal information, we are not subject to cybersecurity review by the CAC for this offering and our proposed listing. Further, we have not been subject to any penalties, fines, suspensions, investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date.
However, as the interpretation or implementation of those rules and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures (2021 Version) and the Administrative Regulations Draft, there is no assurance that we would not be subject to the cybersecurity review or other governmental procedures under those rules. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply. We cannot assure you that we can fully or timely comply with such laws should they be deemed applicable to its operations. There is no certainty as to how such review or prescribed actions would impact our operations and we cannot assure you that any clearance can be obtained or any actions that may be required for our listing on the Nasdaq [Stock/Global Select] Market and the offering as well can be taken in a timely manner, or at all.
EU data protection laws including the General Data Protection Regulation 2016/679 (“GDPR”) which became effective in May 2018, greatly increases the European Union’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data (including online identifiers and location data). EU member states are tasked under the GDPR to regulate and enforce the strict and all-encompassing data privacy rules that emanate from the GDPR, which also include additional national legislation that adds to and/or further interpret GDPR requirements and potentially extend our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom (under the UK GDPR) governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, as well as provides information to the individuals whose personal data the processing concerns, and facilitates the exercise of these individuals’ rights under, e.g., the GDPR. In particular, the GDPR generally prohibits any transfers of personal data to locations outside the EU/EEA, for instance, from the EU to China, the United States and most other foreign jurisdictions unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information, or if the jurisdiction in question has been granted an adequacy decision by the European Commission. There is uncertainty regarding how to ensure that transfers of personal information from the EU comply with the GDPR. As such, any transfers of personal information by us or our business partners from the EU may not comply with EU data protection laws. In addition, this may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may reduce demand for our services from companies subject to EU data protection laws. In our endeavor to comply with the cross-border data transfer restrictions under the GDPR and any other applicable data privacy laws, we may experience restrictions in our ability to transfer personal information from the EU and this may also require us to increase our data processing capabilities in those relevant jurisdictions at significant expense. While we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy and cybersecurity can subject us to potential actions if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the “Cayman Economic Substance Act,” which we are required to comply with as a Cayman Islands exempted company. Our obligations under the Cayman Economic Substance Act include filing annual notifications, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the OECD’s global Base Erosion and Profit Shifting initiatives. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
The regulatory requirements with respect to economic substance, cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, and significant changes, resulting in uncertainties. Failure to comply with the economic substance, cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations, among other things.
If we fail to retain existing brands and sponsors or attract new ones, or if we are unable to collect accounts receivable from the brands and sponsors in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.
We derive a considerable amount of revenue from sponsorship and advertising under our businesses leveraging the extensive global fan base of our esports teams, online entertainers, as well as our event production capabilities with proprietary intellectual properties. We enter into contracts with both brands and sponsors, and the financial soundness of these customers may affect our collection of accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each brand and sponsor, and any inability of brands and sponsors to pay us in a timely manner may adversely affect our liquidity and cash flows.
In addition, for 2021 and 2022 and the six months ended June 30, 2022 and 2023, the top five clients in terms of overall income contribution aggregately accounted for 68.9%, 75.5%, 75.8% and 78.7% of our total revenues, respectively. Specifically, income generated from Douyu accounted for 38.2% and 51.1%, 54.2% and 20.3% of our net revenues, in 2021 and 2022 and the six months ended June 30, 2022 and 2023, respectively. Douyu ceased to be our top client in the six months ended June 30, 2023, as we began to reallocating resources from Douyu to Huya in response to Douyu’s on-going operational adjustment in 2023. Although we plan to continue to expand our customer base to generate income from a wider range of customers, we cannot assure you that we will be able to succeed, and that such client concentration will decrease. If we fail to retain our top customers, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.
Our ability to generate and maintain our sponsorship revenue depends on a number of factors including the maintenance and enhancement of our brand as well as the scale, engagement and loyalty of our fan base. We cannot assure you that we will be able to retain existing brands and sponsors or attract new ones. If we fail to retain and enhance our relationships with brands and sponsors, our business, results of operations and prospects may be adversely affected.
Our business could be harmed if our business relationships and arrangements with third parties were to change adversely or terminate. If our suppliers, shareholders, employees, customers or any business partner engage in, or are subject to, criminal, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted.
We rely on relationships with a variety of parties in the esports ecosystem to conduct our businesses, such as game developers and publishers, league owners, athletes, online entertainers, distribution platforms, as well as brands and sponsors. If we fail to retain and enhance our business relationships, including any failure to sign or renew or maintain any material cooperation agreements with these parties, or if these parties choose to terminate or change the terms of our cooperation arrangements for strategic, financial or other reasons, we may suffer content loss, service interruptions, reduced revenues, which could have a material adverse effect on our business, results of operations, financial condition or prospects. For example, we are currently negotiating on the respective renewal of cooperation agreements with one of our business partners and a governmental entity.
Further, we also cannot assure you that we will not be found to be in breach of any provisions with our existing or future business partners if any of our business partners brings claims against us for breach of such provisions. For example, as we have not settled certain payments for tournament rights to a third-party pursuant to the payment provision in the relevant contract, if a claim is brought against us and we are found to be in breach of any provision, we may be subject to potential liabilities and penalties for breach of contracts, such as termination of agreements, liquidated damages etc., which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.
The success of our business is also driven in part by the commercial success and adequate supply of other third parties, including mass media channels through which we may promote our brands and attract more audiences. We also have a close relationship with local authorities and government-backed business partners, who have historically provided us with funding and supports that are integral to the success of our event production. If we are unable to rely on service providers in the tournaments that we operate, it could cause disruptions to our events or otherwise adversely impact our relationships with the esports community. Any adverse changes in or termination of any of these relationships could have a material adverse effect on our business, results of operations, financial condition or prospects.
The actions of the various esports leagues and tournaments we participated in may have a material negative effect on our business and results of operations.
The operational bodies of various esports leagues and tournaments, under certain circumstances, can take actions that they deem to be in the best interests of their respective leagues or tournaments, which may not necessarily be consistent with maximizing our results of operations and which could affect our esports teams in ways that are different than the impact on other esports teams. For example, esports leagues may rate each participating esports team using discretionary metrics that are irrelevant to our performance. If we fail to meet their standards, we might be disqualified from the leagues, which may result in significantly reduced exposures and loss of fans and sponsors, which could have a material negative effect on our results of operations. From time to time, we may disagree with or challenge actions that the leagues or tournaments take or the power and authority they assert. However, we cannot assure you that our challenge will be accepted, and they will change their final decisions they have made on us.
If we fail to keep up with industry and technology developments or implement new technologies into our offerings in a timely and cost-effective manner, we may be unable to compete effectively, and our business and prospects could suffer.
The esports industry is subject to rapid technological changes and also evolving quickly in terms of technology innovation. We need to anticipate the emergence of new technologies and assess their market acceptance. Our ability to correctly anticipate the emergence and development of new technologies, including decisions regarding which any such new technologies that should be implemented into our offerings, will be subject to our management teams’ assessments and discretion. Our anticipations and decisions relating thereto will be based on the prevailing facts and circumstances at that time, and we cannot assure you that these will be correct or that we have taken every relevant aspect into consideration in making such decisions. We also need to invest significant resources, including financial resources in research and development, to keep pace with technological advances in order to make our development capabilities and our services competitive in the market. Moreover, we are required to upgrade from time to time our internal IT systems to provide support smooth integration of these future advanced functions. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our expenditures on research and development may not generate corresponding benefits. If we are unable to develop, adapt, and support the emerging and popular technologies, our revenues and market share will decline.

Our business operations could suffer if we fail to protect adequately our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.
We regard our intellectual property, including trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property, as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.
We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
If we are unable to protect our intellectual property, our competitors could use our intellectual property to market offerings similar to ours and our ability to compete effectively would be impaired. Moreover, others may independently develop technologies that are competitive to ours or infringe on our intellectual property. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, defending our intellectual property rights might entail significant expense and diversion of management resources. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigations. We cannot provide assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Accordingly, despite our efforts, we may be unable to prevent external parties from infringing or misappropriating our intellectual property. Any intellectual property that we own may not provide us with competitive advantages or may be successfully challenged by external parties.
Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and results of operations.
The validity, enforceability and scope of protection of intellectual property rights in esports industry is uncertain and still evolving. We may in the future be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to, recorded, stored or make accessible through our content, or otherwise distributed to viewers, including in connection with the music, movies, video and games played, recorded, stored or make accessible though our content offerings, which may materially and adversely affect our business, financial condition and prospects. Defending these claims is costly and can impose a significant burden on our management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. If we fail to defend these claims, we may be subject to payment of substantial damage penalties and fines, or removal of relevant content from our distribution channels. We cannot assure you that any insurance policies of ours will, wholly or partly, cover any such damage penalties or fines. Such claims, even if they do not result in liability, may harm our reputation and brand image. Any resulting liability or expenses, or changes required to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.
We are subject to laws and regulations worldwide, many of which are still developing which could increase our costs or adversely affect our business.
The global nature of our business requires us to comply with a wide variety of laws and regulations in each of the jurisdictions in which we operate. Such laws and regulations vary significantly from jurisdiction to jurisdiction and accordingly, it is difficult to produce and implement cost-efficient and group uniform systems, policies and practices for our compliance with the various law and regulations that apply to our businesses across the jurisdictions in which we operate or may come to operate. Moreover, the emerging nature of our industry may lead to that laws and regulations to which we must adhere change with short notice, and accordingly, activities historically undertaken by us may become restricted or banned. Our efforts to comply with a wide array of laws and regulations across several jurisdictions may come with significant costs for e.g., seeking appropriate professional advice in relation to the activities we wish to undertake. If we fail to comply with the laws and regulations of a particular jurisdiction, we may be prohibited from or restricted in conducting our business in that jurisdiction or suffer other adverse consequences which, over an extended period of time or in a number of jurisdictions, could lead to a decline in the revenue streams. In particular, our talent management business can be adversely affected by laws and regulations in certain jurisdictions that restrict the advertising of specified products and services. In China, in particular, governmental authorities promulgate and enforce laws and regulations that cover many aspects of our operations, including the organization of events, the scope of permitted business activities, licenses and permits for various activities, and foreign investments. Operators in China are required to obtain various government approvals, licenses and permits to operate. If we fail to obtain and maintain approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business could be materially adversely affected. Such failures in China or elsewhere could adversely affect our ability to grow our business in China and other jurisdictions in which we operate. For details, see “— If we fail to obtain and maintain the requisite licenses, permits and approvals applicable to our business, or fail to obtain additional licenses that become necessary due to new enactment or promulgation of laws and regulations or our expansion, our business, results of operations and growth prospects may be materially and adversely affected.”
Local government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
Government actions in the future could significantly affect economic conditions in the jurisdictions where we operate, and could require us to materially change our operating activities or divest ourselves of any interests we hold. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.
Our content monitoring system may not be effective in preventing misconduct by athletes and online entertainers, and such misconduct may materially and adversely impact our brand image, business and operating results.
We produce livestreaming and other esports-centric content, however as it is difficult to control all content in real time, our content monitor measures may not be adequate and our content may involve individuals or groups of individuals to engage in, among other things, immoral, inappropriate, disrespectful, fraudulent or illegal activities. We have implemented control procedures to detect and block illegal or inappropriate content and illegal or fraudulent activities that may appear in our livestream content, but such procedures may not prevent all such content from being streamed or posted or activities from being carried out. Moreover, as we have limited control over real-time and offline behavior of athletes, online entertainers, to the extent such behavior is associated with us, although we have indemnity clauses in most of our contracts with our athletes and online entertainers, our ability to protect our brand image and reputation may be limited and our reputation may be adversely affected. Our business and the public perception of our brand may therefore be materially and adversely affected.
In addition, if any of our viewers suffers or alleges to have suffered physical, financial or emotional harm following contact initiated through our content or after watching unsettling or inappropriate content that our content monitoring system failed to filter out, we may face civil lawsuits or other liabilities initiated by the affected viewer, live streaming platforms or governmental or regulatory actions against us. We endeavor to ensure that all livestream content displayed by athletes and online entertainers is in compliance with relevant regulations, but we cannot assure you that individuals involved in such livestream content will comply with all the laws and regulations. Therefore, our talent management, event production and other business may be subject to investigations or subsequent penalties if content live broadcasted through our services is deemed to be illegal or inappropriate under applicable laws and regulations. As a result, our business may suffer, and our revenues and profitability may be materially and adversely affected.
The PRC government has taken steps to limit online game playing time for all minors and to otherwise restrict and control the content and operation of online games. Such restrictions on online games may materially and adversely impact our business and results of operations.
As part of its anti-addiction online game policy, the PRC regulators have been implementing regulations designed to reduce the amount of time that youth under the age of 18 spend playing online games.

On October 25, 2019, the National Administration of Press and Publication, or the NAPP, issued the Notice on Preventing Minor’s Addiction to Online Games, or the Anti-Addiction Notice, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Furthermore, minors are prohibited from playing games exceeding a certain period of time per day or putting money into their accounts exceeding a certain amount. Online game operators are required to explore the manner to notify users of different ages about the online games based on various criteria, such as the games’ content and the amount of money anticipated to be used in the games, on download, registration and log-in pages in a prominent way.
On August 30, 2021, the NAPP issued Notice on Furthering Tightening Management on Preventing Minor’s Addiction to Online Games, or the Anti-Addiction Further Notice, which further provides that online game operators are only allowed to offer online game services to minors under the age of 18 from 8 pm to 9 pm on Fridays, Saturdays, Sundays and holidays and stresses that all online game users shall register accounts with their valid identity information and online game operators are prohibited from providing online game services to users who have not done so.
The implementation of the Anti-Addiction Notice and the Anti-Addiction Further Notice may lead to a decrease in the number of minors in our viewer base and in general the popularity of the game industry and esports industry among minors, which may materially and adversely affect our results of operations and prospects.
Regulatory developments on virtual gifting in the live streaming industry may adversely impact our talent incubation and management business.
The regulatory environment of virtual gifting in live streaming service is tightening. The Online Performance Brokerage Agencies Measures set forth restrictions on conducts of inducing users to consume by means of such as false consumption, taking the lead in virtual gifting, or promoting their online performers by encouraging virtual gifting with rankings and fake advertising, or inducing minor’s tipping with fake identity information. In the past, certain of our subsidiaries engaged in marketing activities to enhance the exposure of our online entertainers on live streaming platforms and to encourage users to spend on virtual gifting during live streaming sessions. We required all our subsidiaries to scrutinize their related business and enhance their internal control procedures to comply with the above regulation requirement. Since the promulgation of the Online Performance Brokerage Agencies Measures, we have taken steps to monitor and refrain from any business practices that may be subject to it. The Online Performance Brokerage Agencies Measures are relatively new, and the interpretation and enforcement of these regulations involve uncertainties. As a result, we cannot assure you that we will not be penalized because of our future business practices in this regard. In addition, on March 25, 2022, the CAC and other PRC regulatory agencies issued Opinions on Further Standardizing the Profit Behavior of Online Live Streaming to Promote the Healthy Development of the Industry, which regulates that the online live streaming publishers and online live streaming service institutions shall not attract traffic and hype through rumors, false marketing propaganda, self-reward and other means to induce consumers to reward and buy goods. We cannot assure you that new rules or regulations promulgated in the future will not impose any additional restrictions on virtual gifting. Any limits or restrictions on the spending on virtual gifting ultimately imposed may negatively impact activities of virtual gifting conducted by viewers of our online entertainers as well as certain of our marketing activities, which may in turn negatively impact our revenues from community engagement. Our business, financial conditions and results of operations may be adversely affected.
We could be adversely affected by negative publicity of misconduct of participants in the esports ecosystem or other negative developments affecting individual esports or individual events.
We could be subject to, or otherwise affected by, negative publicity about us or our business, shareholders, affiliates, managements, athletes, online entertainers, or other employees, as well as our partners, including governing bodies that oversee esports or athletes in esports with which we are involved or, more broadly, home cities, our competitors or other participants in the esports ecosystem. For example, negative publicity regarding the celebrities we are associated with, such as our co-founder Mario Yau Kwan Ho and his family, or our partner Jackson Wang, regardless of merits, could create corresponding negative publicity for us, harm our brand image and, as a result, adversely impact our results of operations.

The impact of negative publicity can be exacerbated by the increasing popularity of instant messaging applications and social media platforms, which provide individuals with access to a broad audience. The availability of information through these applications and platforms is virtually immediate as is its impact, without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. The effect of instant communications on social media can be exacerbated by the increasing prevalence on social media. Such publicity, even if unfounded, expose us to reputational risk not only in relation to our brand, shareholders, affiliates, managements or other employees, but also in relation to our partners and the governmental bodies with whom we interact, and we may be required to spend significant time and money to address such allegations. Negative publicity of the types described above, even in circumstances where the connection with us is remote, could have a material adverse effect on our reputation, business, results of operations, financial condition or prospects.
We rely on certain key operating metrics to estimate and assess our performance, and the inaccuracies of which may cause deviations in our business focuses and in turn negatively affect our business, results of operations, and financial conditions.
As a newly developed industry, the esports industry lacks unified metrics to accurately measures its popularity, engagement, and potential investment opportunities. For instance, while certain of the distribution platforms employ viewership count to calculate the number of people watching such livestream at , it cannot be used to compare livestreams on different platforms, as the metrics and measurement are completely different. The discrepancies in the metrics used by esports participants make it difficult to compare events and estimate the value of broadcast in terms of interest returns or investment.
We keep track on certain key operating metrics, such as views and subscriptions using our internal data, based on certain assumptions and methodologies that might differ from those deployed by other esports companies. In addition, we also receive data from our partners, including streaming and other social media platforms on which our online entertainers have an active presence. However, our ability to verify the authenticity and accuracy of such data is limited. Fraudulent activities on the streaming platforms including automated streaming and robots might cause the underlying data to deviate from what is presented to us. If we underestimate or overestimate performance due to the data we collected or presented, or we miscomprehend the industry trend reflected in those data, our business strategies might differ from the normal course of conducts. If brands or sponsors make decisions based on the data we presented to them and incur losses, we might be considered of less value to them and result in unexpected impacts in our financial conditions and results of operations.
Our failure to successfully cultivate, attract, manage or retain qualified esports talents would cause our business and growth prospect to suffer.
Our ability to attract, retain and motivate esports talents, particularly professional athletes, online entertainers, are critical to the success of our business. We face significant competition for both fans, athletes and online entertainers. Our competitors may offer equally or more lucrative compensation programs, greater exposures in the media sphere, and more diverse promotional channels. If any of our key professional athletes, or any of our star online entertainers becomes unable or unwilling to contribute their services to us, we may not be able to replace them easily or at all, and their departure may impact our existing corporate culture. Furthermore, we cannot assure you that our athletes or online entertainers will not breach the contracts with us or other live streaming or social media platforms we partner with or will continue to cooperate with us once the term of their respective contracts expires. If we, our professional athletes, or any of our online entertainers is found to be in breach of any contract with the platforms, we may be subject to claims and liabilities arising out of such breaches, including material damages and termination of our existing contracts.
Our professional athletes and online entertainers are considered valuable assets and are critical to the success of our business. In the event that our top performing professional athletes and online entertainers select to cooperate with our competitors, we may experience a significant decline in viewer traffic and viewer engagement, which may jeopardize our perceived commercial value toward brand owners, sponsors and end consumers, and may also deter our platform partners from collaborating with us, any of which may have material and adverse impact on our results of operations and financial conditions. In addition, injuries to, and illness of our athletes and online entertainers may limit or undermine their performance in competition or live performances, which may also lead to dissatisfactions from leagues, fans and sponsors. Chronical diseases may shorten the career span of our professional athletes and online entertainers, which may impede our investment returns in attracting, cultivating and retaining these talents.
In order to attract and retain professional athletes and online entertainers, we may need to offer higher compensation, better trainings, more attractive career trajectory and other benefits to our employees, which may be costly and burdensome. If we are unable to generate sufficient revenues to outpace the increase in such compensation, we may lose opportunities to retain these professional esports athletes, online entertainers and thus incur more losses. In addition, the compensation we pay to these talents could significantly increase our cost of revenues and materially and adversely affect our margins, financial condition and results of operations. We cannot assure you that we will be able to attract or retain qualified professional athletes, influencers or personnel necessary to support our future growth. We may fail to manage our relationship with our professional athletes, online entertainers or employees, and any disputes between us and our professional athletes, influencers or employees, or any labor-related regulatory or legal proceedings may divert managerial and financial resources, negatively impact staff morale, harm our reputation and future recruiting efforts. Furthermore, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business. Any of the above issues related to our personnel may materially and adversely affect our results of operations and future growth.
The success of our business depends partially on the insights, skills and experience of our senior management team and key personnel, the loss of which could have a material adverse impact on our business, financial conditions, and results of operations.
We believe that our future success depends significantly on our continuing ability to attract, develop, motivate and retain our senior management and a sufficient number of esports specialists and other experienced and skilled employees. We benefit from the track record of our senior management team in successfully growing our operations. Our combined team offers deep industry experience throughout the esports ecosystem, as well as in-depth knowledge of the global esports market.
Qualified individuals are in high demand, particularly in the esports ecosystem, and we may have to incur significant costs to attract and retain them. The loss of any member of the senior management team or such specialists could be highly disruptive and adversely affect our business or more broadly impact our future growth. Moreover, if any of these individuals joins a competitor or undertakes a competing business, we may lose crucial business secrets, technological know-how and other valuable resources, notwithstanding our contractual arrangements designed to mitigate this loss.
Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.
We do not maintain business liability or disruption insurance coverage for our operations, except for certain tournaments in which we purchase insurance for our esports professional athletes, or where the game developer or publisher or event sponsor so requires. Any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, results of operations, financial condition, and prospects.
We have granted, and expect to continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.
We have adopted a share option plan in July 2021, or the 2021 Plan, to provide additional incentives to employees. As of the date of this prospectus, the maximum aggregate number of shares which may be issued under the 2021 Plan is 4,360,799 following the Restructuring. See “Management — Share Incentive Plan.” As of the date of this prospectus, options to purchase a total of 4,360,799 ordinary shares of the Company have been granted under the 2021 Plan, excluding awards that were forfeited or cancelled after the relevant grant dates. We recognized substantial share-based compensation expenses in our consolidated financial statements in connection with these grants, and may continue to incur such expenses in the future.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.
We have been, and may continue to be, subject to lawsuits, arbitrations and other legal proceedings brought by our competitors, individuals, or other entities against us. In addition, we may institute legal actions from time to time which may not lead to successful or favorable outcome to us. For any pending or future litigation or arbitration where we can make a reasonable estimate of the liability relating to pending litigation or arbitration against us and can determine that an adverse liability resulting from such litigation or arbitration is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation and arbitration, the amount of our estimates may be inaccurate, in which case our financial condition and results of operations may be adversely affected.
Lawsuits involving us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management’s attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. In addition, any insurance or indemnification rights that we may have with respect to such matters may be insufficient or unavailable to protect us against potential loss exposures. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, and results of operations, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and business prospects.
We may become subject to formal and informal inquiries, investigations and inspections from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation. Most of these administrative actions may be routine in nature and carried out as part of the market monitoring and supervision functions of the regulatory authorities, but some of them may be triggered by our industry position or by complaints from third parties or customers.
The inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including esports-related laws, commercial performance laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. Upon completion of this offering, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.
If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the fiscal years ended December 31, 2021 and 2022, we identified one material weakness in our internal control over financial reporting as of December 31, 2021 and 2022, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).
The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements. The material weakness resulted in a number of significant management adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.
Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness in our internal control over financial reporting. Had we performed an assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.
Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.
Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with adverse opinion if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weakness in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.
Our operations may be adversely impacted by the effects of natural disasters such as blizzard, forest fires and earthquakes, public health emergencies and health pandemics, acts of terrorism and other criminal activities.
Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the countries or regions where we conduct our business. We have operations and management presence primarily in Wuhan and Shenzhen, China and Stockholm, Sweden. Consequently, we are highly susceptible to factors adversely affecting such places. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the countries or regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.
The uncertainties brought about by the prolonged COVID-19 pandemic has impacted and could in the future have a material adverse impact on our business, financial condition, results of operations and cash flow positions.
The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. The extent of the impact of the COVID-19 pandemic on our business and financial performance, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, which brings uncertainty to our business operations.
The unpredictability in the COVID-19 situation would cast shadows over our business operations, in particular to the event production segment. As a result of the COVID-19 pandemic and the corresponding policies imposed by many countries’ government authorities, including remote work arrangements, travel restrictions, mandatory quarantining requirements or strict lockdowns, many esports tournaments and relevant event originally scheduled had to be cancelled.
Although recently, China has substantially lifted COVID-19 restrictions, the resurgence of virus within China remains strong. We expect that our operations will continue to be adversely impacted by COVID-19 and its repercussions, including but not limited to governmental regulations on capacity limitations of certain enclosed venues, suggested quarantining or social distancing policies, as well as temporary lockdowns in certain areas due to COVID-19 outbreak. In addition, the difficulty in international travels, and the reduced number of international dialogues between companies or markets across the world due to imposed travel restrictions, lockdowns, quarantines might temporarily slow us in the speed of global expansion and commercialization. The economy downturn partially induced by COVID-19 may also substantially reduce the will of spending of our viewers and consumer, and thereby restrict our monetization abilities, and therefore result in unsatisfactory performance of our business, financial conditions and results of operations.
Our management of the impact of the COVID-19 pandemic has required, and may continue to require, significant investment of time by our management and employees. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic and the resulting governmental and other measures. The foregoing and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this prospectus, and any of these impacts could materially adversely affect our business, financial condition and results of operations.
Our business is sensitive to economic conditions. Negative global economic conditions and other macroeconomic challenges could materially and adversely affect our business, financial condition and results of operations.
Our business is subject to global economic conditions and their impact on consumer spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Consumer spending on discretionary items, including esports game tickets and purchases of the merchandise that we offer, generally decline during periods of economic uncertainty or downturn, when disposable income is reduced or when there is a reduction in consumer confidence. Adverse economic changes could reduce consumer confidence, and thereby could negatively affect our business. These economic difficulties and other macroeconomic challenges change rapidly and are difficult to predict, and if we are unable to adequately address them, our business may be harmed.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
Changes in the value of Renminbi, Euro, Swedish Krona and other foreign currencies against U.S. dollars are affected by, among other things, changes in local political and economic conditions. Any significant revaluation of the Renminbi, Euro or Swedish Krona may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi, Euro or Swedish Krona for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi, Euro or Swedish Krona into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the Renminbi, Euro or Swedish Krona against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs. Very limited hedging options are available to reduce our exposure to exchange rate fluctuations. Although from time to time, we may use hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, these hedges may not be effective.
Risks Related to Doing Business in China
The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations at any time, which could result in a material adverse change in our operations and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. In addition, the Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless. For more details, see “— The approval of PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.” and “— Any failure by us to meet with the continue developing PRC legal system could adversely affect us.”
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
A large portion of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.
The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, and such measures and policies relating to such measures are evolving and subject to change. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.
The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy since 2020 is severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.
The approval of PRC government authorities may be required in connection with this offering under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.
Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as considerations to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the interpretation and application of the M&A Rules remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us or how long it will take us to obtain the approval, and even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining CSRC approval for this offering, or a rescission of such CSRC approval if obtained by us, would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.
Our PRC counsel has advised us that based on their understanding of the current PRC laws, rules and regulations that we will not be required to submit an application to the CSRC for the approval under the M&A Rules for this offering or the listing and trading of the ADSs on the Nasdaq [Stock/Global Select] Market, primarily because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.
However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering.
Any failure by us to meet with the continue developing PRC legal system could adversely affect us.
The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.
In particular, PRC laws and regulations concerning the internet-related industries are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our business operations will meet the requirements of governmental authorities in China in a timely manner, or that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.
Further, we are also subject to a variety of laws and regulations in the PRC regarding our capital raising activities, which may be continuously evolving and under development. For instance, on February 17, 2023, the CSRC released the New Regulations on Filing, which was formally implemented on March 31, 2023. Under New Regulations on Filing, a filing-based regulatory system will also be applied to “indirect overseas offering and listing” of PRC domestic companies, and those PRC domestic companies that have submitted a valid application for an overseas offering and listing but have not received consent from the overseas regulator or overseas stock exchange before March 31, 2023, such as shall complete the filing with CSRC before the completion of this Offering. If we fail to timely complete the relevant filing procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary in China, delay of or restriction on the repatriation of the proceeds from this offering into China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.
We may not always be aware of any potential violation of government policies and rules that may not be made available to us in a timely manner. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation governing esports related service businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have material adverse effect on our business and results of operations.
Our business is subject to a variety of laws and regulations in the PRC governing the esports related service industry. The application and interpretation as to certain of these laws and regulations involve uncertainties, and may be interpreted and administered inconsistently among different governmental authorities and local bureaus. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We have obtained commercial performance permits, and other relevant permits required for operating our business.
However, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Regulation.”
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
We are an exempted company incorporated under the laws of the Cayman Islands. However, we conduct a large portion of our operations in China and a large portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross- border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons abroad without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

See also “— Risks Related to Our ADSs and This Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore- Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was amended by the State Administration of Taxation on December 29, 2017, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises, subject to any reduction set forth in applicable tax treaties. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.
We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.
We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.
On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of past or future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non- resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.
The Chinese government has provided tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. In addition, certain of our PRC subsidiaries enjoy local government subsidies. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.
Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, including in the agreements we sign with online entertainers, influencers or distribution platforms, under which the parties thereto shall respectively bear the tax obligations, we cannot guarantee whether these third parties strictly comply with these provisions or relevant tax laws. If our online entertainers, influencers or distribution platforms fail to comply with PRC tax laws and other related laws and regulations, it may lead to negative news, investigation, administrative penalties or legal disputes or proceedings, which may affect their cooperation with us, and thus may adversely affect our reputation. And if the PRC tax authorities successfully challenge our position or our cooperate manner with our online entertainers, influencers or distribution platforms and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected. In addition, as certain of our cooperation agreements with live streaming or other distribution platforms prescribe our obligations to supervise the tax compliance of our online entertainers and influencers, failure of our online entertainers and influencers to comply with PRC tax laws may lead to disputes between the distribution platforms and us, which may adversely affect our business and reputation.
Government subsidies and preferential tax treatments are subject to discretions of the relevant governmental authorities and our eligibility for them are therefore out of our control. Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.
Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices (e.g., engaging third-party human resource service providers to pay social insurance and housing funds for our employees on our behalf) are deemed to be in violation of relevant PRC laws and regulations.
The enforcement of the PRC Labor Contract Law and other labor-related regulations in China may subject us to penalties or liabilities.
The PRC Labor Contract Law, which was amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed- term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have a non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor- related regulations since the effectiveness of the Labor Contract Law.
These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed to be in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.
Failure to comply with PRC property laws and relevant regulations regarding certain of our leased properties may adversely affect our business, results of operations and financial condition.
Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file such lease agreement with the relevant government authorities. As of the date of this prospectus, none of our leased properties had been registered or filed. While as confirmed by our PRC legal counsel, the lack of registration will not affect the validity of the lease agreements nor our rights to use or occupy the leased properties under PRC laws and regulations, we may be ordered by the relevant government authorities to register the relevant lease agreements within a prescribed period, failing which may subject us to a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease. However, we cannot assure you that our lessors will cooperate with us to register such leases due to factors beyond our control or our use of the relevant properties will not be further challenged in the future. Any of these may have an adverse effect on our business, financial condition, results of operation and prospects. As of the date of this prospectus, lessors of some of our leased properties had not provided us with their authorization from the legal owners of the relevant properties to sublease such properties to us. If any of the lessors is not the legal owner or has not been duly authorized by the legal owner, the relevant lease agreements may be deemed invalid and, as a result, we may be challenged by the legal owners of the properties or other third parties and may be forced to vacate the relevant properties and relocate our offices. Additionally, we may face administration penalties because the registered addresses of some of our PRC subsidiaries are not consistent with their actual operating offices.
The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions, and regulatory uncertainties relating to, or failure to comply with anti-monopoly and competition laws could adversely affect our business, financial condition, or operating result.
The M&A Rules and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and the latest amendment of which took effect from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti- Monopoly Law-Enforcement Agency under the State Council before they can be completed. Pursuant to the latest Anti-Monopoly Law, the State Council’s anti-monopoly enforcement agency may order business operators to cease illegal concentration, to dispose of shares, assets or businesses within a defined period of time, or to take other necessary measures to restore to the state before the concentration. For details, see “Regulation — Regulations on Anti-Monopoly.” Furthermore, if we failed to report to or get approved by the anti-monopoly law enforcement agency in China on any of our future acquisitions (whether by ourselves or our subsidiaries) or financings that meet the thresholds for clearance in a timely manner or at all, or any of our historical transactions or financings were investigated for failure to make filings in connection with concentration of undertakings by regulatory, we may be subject to penalty including but not limited to a fine of no more than RMB500,000 if we fail to comply with such requirement. In addition, the security review rules issued by the Ministry of Commerce which became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and the Ministry of Commerce and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others.
In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.
In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and

Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions, including (i)the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into the PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.
We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.
Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency- denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the NDRC prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.
We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009, and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
We may not be fully informed of the identities of all of our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non- PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas- listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the PRC laws.
In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.
We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
NIP Group Inc. is a Cayman Islands holding company with no Chinese operations. We rely on dividends and other distributions on equity paid by our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To the extent our cash or assets in the business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on, the ability of NIP Group Inc. or its subsidiaries to transfer cash or assets. Current PRC regulations permit our WFOE to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE is required to set aside at least 10% of its accumulated profits each year, after making up previous years’ accumulated losses, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As a result of these laws, rules and regulations, our WFOE is restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends.
While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between NIP Group Inc. and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not impose restrictions on NIP Group Inc. or its subsidiaries to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong.
Furthermore, if our WFOE incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
The Enterprise Income Tax Law enacted by the National People’s Congress, which became effective on January 1, 2008, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
Any restriction on currency exchange may limit the ability of our WFOE to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls and our WFOE’s dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.
Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.
Although a large portion of our business operations are in China, it is unclear whether the dividends NIP Group Inc. pays with respect to the shares or ADSs of NIP Group Inc., or the gains realized from the transfer of the shares or ADSs of NIP Group Inc., would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If

PRC income tax is imposed on gains realized through the transfer of the ADSs of NIP Group Inc. or on dividends paid to our non-resident investors, the value of your investment in the ADSs of NIP Group Inc. may be materially and adversely affected. Furthermore, NIP Group Inc.’s shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.
In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax- driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiary to our Hong Kong subsidiary will be taxed at a higher rate, which will have a material adverse effect on our financial performance.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
NIP Group Inc. is an offshore holding company conducting its operations in China through our PRC subsidiaries. NIP Group Inc. may make loans to our PRC subsidiaries, it may make additional capital contributions to our PRC subsidiary, it may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or it may acquire offshore entities with business operations in China in an offshore transaction.
Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly-owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly-owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation (the “SAMR”) or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our PRC domestic subsidiaries. Further, we are not likely to finance the activities of our PRC domestic subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign- invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency- denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.
In light of the various requirements imposed by the PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a large portion of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. In addition, the PRC government may also at its discretion to restrict our access in the future to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.
Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.
We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to avoid China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.
The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.
On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.
On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in mainland China or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.
Our auditor, Marcum Asia CPAs LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis with the latest inspection in 2020. As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.
On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.
On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. The PCAOB may reassess its determinations and issue new determinations consistent with the HFCAA at any time.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and would have a negative impact on the price of our shares and ADSs.
Risks Related to Our ADSs and This Offering
An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
We intend to apply to list the ADSs on the Nasdaq [Stock/Global Select] Market. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop or remain sustainable over time. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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additions or departures of key personnel;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•
potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.
Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the [180-day lock-up period beginning from the date of the final prospectus], subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of [the representatives of the underwriters] of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.
After completion of this offering, certain holders of our ordinary shares may cause us to register the sale of their shares under the Securities Act, subject to the [180-day lock-up period in connection with this offering]. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.
In connection with this offering, we are evaluating whether we will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes.
A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held to produce passive income (the “asset test”). For purposes of the asset test, any cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. [Based on our historical, current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets.]
If we were treated as a PFIC for any taxable year, then U.S. investors could be subject to adverse U.S. federal income tax consequences (regardless of whether we continue to be a PFIC), including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for further information. U.S. investors should consult their tax advisers regarding our PFIC status for any taxable year and the potential application of the PFIC rules to an investment in our ADSs or ordinary shares including the availability and the advisability of making certain elections under the PFIC rules.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under the Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors (without any other information on their directorships) can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We may in the future rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital —  Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. A large portion of our current operations are conducted through our PRC subsidiaries in China. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and Sweden may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, China and Sweden, see “Enforceability of Civil Liabilities.”
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq [Stock/Global Select] Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We may face securities class action lawsuits.
Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
We will incur increased costs as a result of being public.
After consummation of this offering, we expect to incur significant legal, accounting and other expenses that we would not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq [Stock/Global Select] Market, impose various requirements on the corporate governance practices of public companies. As a company with less than

US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we become no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company [in the United States], we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company [in the United States] will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.
As a Cayman Islands exempted company listed on the Nasdaq [Stock/Global Select] Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.
We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.
We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.
Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase the ADSs in this offering, you will pay more on the underlying ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per underlying ordinary share, and our adjusted net tangible book value per ordinary share, after giving effect to our sale of the ADSs and the underlying ordinary shares offered in this offering. In addition, you may experience further dilution to the extent that our underlying ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the underlying ordinary shares will be diluted upon completion of this offering.
We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. Our management has discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways that do not yield a favorable return, or no return at all. Our actual use of these proceeds may differ substantially from our plans, if any, in the future. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote the underlying ordinary shares.
Except as described in this prospectus and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis.
Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying ordinary shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying ordinary shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the ordinary shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.
In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. Furthermore, as a Cayman Islands exempted company, we are not obliged by the Companies Act (As Revised) of the Cayman Islands to call shareholders’ annual general meetings, and in your capacity as an ADS holder, you will not have any rights to call or requisition a shareholders’ meeting.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we have elected to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.
The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not timely provide voting instructions to the depositary in accordance with the deposit agreement, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote the underlying ordinary shares represented by the ADSs at shareholders’ meetings if the holders of ADSs do not give voting instructions to the depositary as to how to vote the underlying ordinary shares represented by their ADSs at a meeting and as to a matter, if:
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we gave the depositary timely notice of the meeting and related voting materials;

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we confirmed to the depositary that we wish a discretionary proxy to be given;

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we confirmed to the depositary that we reasonably do not know of any substantial opposition as to a matter to be voted on at the meeting; and

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we have confirmed to the depositary that the matter voted will not have material adverse impact on shareholders.

The effect of this discretionary proxy is that, if the holders of ADSs fail to give voting instructions to the depositary as to how to vote the underlying ordinary shares represented by their ADSs at any particular shareholders’ meeting, they cannot prevent such underlying ordinary shares represented by their ADSs from being voted at that meeting, provided the other conditions described above are satisfied, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them. These restrictions may cause a material decline in the value of our ADSs.
[The post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.
We will adopt an eighth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, which we refer to as the post-offering memorandum and articles of association. Our post-offering memorandum and articles of association will contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]
You may experience dilution of your holdings due to inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless we indicate that we wish such rights to be made available to holders of ADSs and the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Special Note Regarding Forward-Looking Statements
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
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our mission, goals and strategies;

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our future business development, financial condition and results of operations;

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the expected growth of the esports industry in China;

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our expectations regarding the prospects of our business model and the demand for and market acceptance of our products and services;

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our expectations regarding maintaining and strengthening our relationships with game developers and publishers, esports viewers, esports athletes, brands and sponsors, online entertainers, live streaming and other distribution platforms as well as other stakeholders;

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competition in our industry;

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our proposed use of proceeds from this offering;

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relevant government policies and regulations relating to our industry;

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general economic and business conditions in the regions where we operate, and globally; and

•
assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Our Strategies,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of Proceeds
We estimate that we will receive net proceeds from this offering of approximately US$      , or approximately US$      if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$      per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) the net proceeds to us from this offering by US$      , assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:
•
approximately           for expanding the presence of our esports teams and our talent management and event production capabilities;

•
approximately           for the marketing and growth of our fan base, including marketing and promotional campaigns and events to enhance our brand gravity, grow our fan base and enhance fan engagement;

•
approximately           for potential strategic acquisition and investment opportunities to supplement our organic growth; and

•
the balance for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our ADSs and This Offering — We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”
Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.
In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Dividend Policy
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Capitalization
The following table sets forth our capitalization as of June 30, 2023:
•
on an actual basis; and

•
on a as adjusted basis to reflect the issuance and sale of           ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2023
	Actual	As Adjusted(1)
		(unaudited)
	(in thousands, except for share and per share data)
	US$	US$
Short-term borrowings:	5,489
Long-term borrowings:	4,137
Mezzanine equity:
Class A redeemable preferred shares (US$ 0.0001 par value; 24,709,527, 24,709,527 and 24,709,527 shares authorized as of December 31, 2021 and 2022 and June 30, 2023, respectively, 24,709,527, 24,709,527 and 24,709,527 shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023, respectively)	107,223
Class B redeemable preferred shares (US$0.0001 par value; nil, 8,126,477 and 2,693,877 shares authorized as of December 31, 2021 and 2022 and June 30, 2023, respectively, nil, 2,693,877 and 2,693,877 shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023, respectively)	15,813
Class B-1 redeemable preferred shares (US$0.0001 par value; nil, nil and 43,044,524 shares authorized as of December 31, 2021 and 2022 and June 30, 2023, respectively, nil, nil and 43,044,524 shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023, respectively)	165,820
Shareholders’ (deficit) equity:
Ordinary shares (US$0.0001 par value; 475,290,473, 467,163,996 and 429,552,072 shares authorized as of December 31, 2021 and 2022 and June 30, 2023, respectively, 29,962,366, 33,674,740 and 37,163,379 shares issued and outstanding as of December 31, 2021 and 2022 and June 30, 2023, respectively)	4
Subscription receivable	(4)
Additional paid-in capital(2)	—
Statutory reserve	72
Accumulated other comprehensive income	(46,977)
Accumulated deficit	1,461
Total shareholders’ equity(2)	(45,444)
Total capitalization(2)	87,218

(1)
The as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative deficit, accumulative other comprehensive income, total shareholder’s deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Total capitalization equals the sum of short-term borrowings, mezzanine equity and shareholders’ (deficit) equity.

Dilution
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of June 30, 2023 was approximately negative US$20.7 million, or negative US$0.56 per ordinary share as of that date and US        per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$        per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Without taking into account any other changes in pro forma net tangible book value after June 30, 2023, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$      per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been US$      , or US$      per ordinary share and US$      per ADS. This represents an immediate increase in net tangible book value of US$      per ordinary share and US$      per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$      per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:
	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of June 30, 2023	US$(0.56)	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$
A US$1.00 increase (decrease) in the assumed initial public offering price of US$      per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$      , the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$      per ordinary share and US$      per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$      per ordinary share and US$      per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount (in US$ thousands)	Percent
Existing shareholders			US$	%	US$	US$
New investors			US$	%	US$	US$
Total			US$	100.0%
The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.
The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, we do not have any outstanding options.

Enforceability of Civil Liabilities
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Most of our operations are conducted in Sweden and China, and substantially all of our assets are located in Sweden and China. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed                 ,                 , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
We have been informed by Carey Olsen Singapore LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Carey Olsen Singapore LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
CM Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

CM Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity arrangement between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.
We have been informed by Baker & McKenzie Advokatbyrå KB, our counsel as to Swedish law, that the issue of enforcement and recognition of foreign judgments is exhaustively governed in statutory law and that Swedish courts and judicial agencies may not enforce a foreign judgment without statutory provisions allowing them to. As of the date of this prospectus, judgments of courts in the United States cannot be recognized or enforced in Sweden. This means that the obligations concerned in any such judgments would have to be re-litigated before a Swedish court, which includes the Swedish court ruling on the merits. In such case the judgment from the United States is based on a choice of law agreement, Swedish courts will generally give deference to it, as per Swedish case law. Such deference is contingent on the judgment being the result of proceedings that meet minimum legal certainty and due process requirements.
Baker & McKenzie Advokatbyrå KB has further informed us that Sweden is a contracting state to, and has incorporated, the Convention of June 30, 2005 on Choice of Court Agreements. The convention allows Swedish courts to recognize and enforce foreign judgments where the foreign court was designated as the proper venue by virtue of a choice of court agreement between the parties and also is a court of another contracting state. In such case the United States, that is a signatory to the aforementioned convention, would ratify it, Swedish courts would recognize and enforce judgments from courts in the United States that have been chosen as proper venue by the parties. The same applies for the Convention of July 2, 2019 on the Recognition and Enforcement of Foreign Judgments in Civil or Commercial Matters, which Sweden has acceded to and adopted through the European Union. Under said convention, money judgments are generally eligible for recognition and enforcement, but with some exceptions such as judgments concerning intellectual property.
Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

Corporate History and Structure
Corporate History
In June 2016, Mr. Liwei “xiaOt” Sun, our director and president, founded Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (formerly known as Shanghai Xingao Culture Communications Co., Ltd.), or Wuhan ESVF, and commenced our esports team operations in China. In December 2018, Shenzhen Weiwu Esports Internet Technology Co., Ltd., or Shenzhen VF, was established by Mr. Mario Yau Kwan Ho, our co-chief executive officer, and was later merged with Wuhan ESVF in March 2021 with Shenzhen VF becoming a wholly-owned subsidiary of Wuhan ESVF.
NIP Group Inc., formerly known as ESVF Esports Group Inc., was incorporated as an exempted company with limited liability in the Cayman Islands as our holding company on February 5, 2021. We changed our name from ESVF Esports Inc. to our current name, NIP Group Inc., in March 2023.
In March 2021, we established a wholly-owned subsidiary in Hong Kong, namely, ESVF (Hong Kong) Esports Limited, or Hong Kong ESVF, which is our intermediary holding company in Hong Kong. In July 2021, Hong Kong ESVF established a wholly-owned subsidiary, Wuhan Muyecun Network Technology Co., Ltd., or Wuhan Muyecun, as the holding company of our business in China. Wuhan Muyecun then gained control over Wuhan ESVF by entering into a series of contractual arrangements with Wuhan ESVF and its shareholders. We have completed the Restructuring in June 2023, and in connection therewith, our WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect. See “Prospectus Summary — Our Corporate Structure.”
In January 2023, we completed the merger between NIP Group Inc. and Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014 with a brand history of more than 20 years since 2000 in the esports industry. The merger was completed through a series of share swap transactions, with Ninjas in Pyjamas Gaming AB becoming a wholly-owned subsidiary of NIP Group Inc. upon completion of the transactions, marking our global operation under the name of NIP Group Inc.
Our Corporate Structure
The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries as of the date of this prospectus.

Notes:
(1)
Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited), a limited liability company established in the British Virgin Islands, which is wholly owned by Mr. Mario Yau Kwan Ho.

(2)
xiaOt Sun Holdings Limited, a limited liability company established in the British Virgin Islands, which is wholly owned by Mr. Liwei “xiaOt” Sun.

(3)
Diglife AS, a company registered under the laws of Norway, which is 95.61% owned by Mr. Hicham Chahine.

(4)
Tolsona Ltd., a company incorporated in the Republic of Cyprus, which is wholly owned by Mr. Felix Granander.

(5)
Nyx Ventures AS, a company registered under the laws of Norway, which is wholly owned by Mr. Thomas Neslein.

(6)
Shanghai Yuyun Management Partnership (Limited Partnership) is a PRC limited partnership. The general partner of Shanghai Yuyun Management Partnership (Limited Partnership) is Wuhan Donghu Lvxin Garden Co. Ltd., a company wholly owned by Wuhan Jinlv Construction Investment (Group) Co. Ltd., which is directly wholly owned by Wuhan Tourism and Sports Group. Wuhan Tourism and Sports Group is indirectly wholly owned by the Wuhan State-owned Assets Supervision and Administration Commission, or Wuhan SASAC, a sub-department of Wuhan municipal government.

(7)
Consisting of 21 shareholders including the Company’s share incentive platform. None of the 21 shareholders is known to us to beneficially own 5% or more of our shares.

(8)
Mr. Lei Zhang, our director, holds 32.67% of the equity interest in Hongli Culture Communications (Wuhan) Co., Ltd.; Wuhan Optics Valley Talent Venture Capital Partnership (limited partnership) holds 6.66% of the equity interest in Hongli Culture Communications (Wuhan) Co., Ltd.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction
The following unaudited pro forma condensed combined statement of comprehensive profit or loss for the years ended December 31, 2021 and 2022 is based on the Company’s historical consolidated statement of comprehensive loss and Ninjas in Pyjamas’ historical statement of comprehensive income as adjusted to give effect to the completion of the acquisition of Ninjas in Pyjamas on January 10, 2023. The unaudited pro forma condensed combined statement of comprehensive loss for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 gives effect to the acquisition of Ninjas in Pyjamas as if it had occurred on January 1, 2021.
The unaudited pro forma condensed combined financial statements present the combination of certain financial information of NIP Group Inc. and Ninjas in Pyjamas, adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”
The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 and 2022 and June 30, 2022 combines the consolidated historical statements of financial position of Ninjas in Pyjamas and the historical balance sheet of NIP Group Inc. on a pro forma basis as if the Business Combination had been consummated on December 31, 2021.
The unaudited pro forma condensed combined statement of operations for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 combines the consolidated historical statement of operations of Ninjas in Pyjamas and NIP Group Inc. for such periods on a pro forma basis as if the Business Combination had been consummated on January 1, 2021.
The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s results of operations would have been had the acquisition occurred on the date indicated. It also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma adjustments represent the Company’s management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to, and may differ materially from, the information presented as additional information becomes available and analyses are performed. The Company’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to our management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. Our historical financial statements and the historical financial statements of Ninjas in Pyjamas are included elsewhere in this prospectus and the unaudited pro forma condensed combined statement of comprehensive loss should be read in conjunction with those financial statements and notes.

Unaudited Pro Forma Combined Statements of Comprehensive Loss
	For the six months ended June 30,				For the year ended December 31,
	2022				2022
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined
	US$ in thousands, except per share data in US$
Net revenue	24,783	3,088	—	27,871	65,835	7,373	—	73,208
Cost of revenue	(25,133)	(1,536)	—	(26,669)	(62,093)	(3,657)	—	(65,750)
Gross profit	(350)	1,552	—	1,202	3,742	3,716	—	7,458
Operating expenses:							—
Selling and marketing expenses	(2,974)	(737)	—	(3,711)	(5,495)	(1,713)	—	(7,208)
General and administrative expenses	(3,138)	(769)	—	(3,907)	(6,328)	(1,495)	—	(7,823)
Total operating expenses	(6,112)	(1,506)	—	(7,618)	(11,823)	(3,208)	—	(15,031)
Operating (loss) income	(6,462)	46	—	(6,416)	(8,081)	508	—	(7,573)
Other income (loss):
Other income, net	120	12	—	132	2,001	(12)	—	1,989
Financial expense, net	(202)	(96)	—	(298)	(365)	(95)	—	(460)
Total other income (loss), net	(82)	(84)	—	(166)	1,636	(107)	—	1,529
Income (loss) before income tax benefit	(6,544)	(38)	—	(6,582)	(6,445)	401	—	(6,044)
Income tax benefit (expenses)	510	(20)	—	490	139	(145)	—	(6)
Net (loss) income	(6,034)	(58)	—	(6,092)	(6,306)	256	—	(6,050)
Net loss attributable to non-controlling interests	(69)	—	—	(69)	(90)	—	—	(90)
Net (loss) income attributable to NIP Group Inc.’s shareholders	(5,965)	(58)	—	(6,023)	(6,216)	256	—	(5,960)
Preferred shares redemption value accretion	(29,674)	0	—	(29,674)	(25,297)	—	—	(25,297)
Net (loss) income attributable to NIP Group Inc.’s shareholders	(35,639)	(58)	—	(35,697)	(31,513)	256	—	(31,257)
Other comprehensive income (loss):
Foreign currency translation income attributable to non-controlling interest, net of nil tax	2	—	—	2	2	—	—	2
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	(486)	(362)	—	(848)	178	(420)	—	(242)
Total comprehensive loss	(6,518)	(420)	—	(6,938)	(6,126)	(164)	—	(6,290)
Net income per share-basic and diluted	(1.19)	—	—	(1.19)	(0.90)	—	—	(0.89)
Weighted average shares outstanding-basic and diluted	29,962	—	—	29,962	34,988	—	—	34,988

	For the year ended December 31,
	2021
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined
	US$ in thousands, except per share data in US$
Net revenue	31,802	9,398	—	41,200
Cost of revenue	(32,395)	(3,963)	—	(36,358)
Gross (loss) profit	(593)	5,435	—	4,842
Operating expenses:			—
Selling and marketing expenses	(2,640)	(1,822)	—	(4,462)
General and administrative expenses	(5,218)	(1,541)	—	(6,759)
Total operating expenses	(7,858)	(3,363)	—	(11,221)
Operating (loss) income	(8,451)	2,072	—	(6,379)
Other income (loss):			—
Other income, net	898	22	—	920
Financial (expense) income, net	(520)	48	—	(472)
Total other income, net	378	70	—	448
(Loss) income before income tax benefit	(8,073)	2,142	—	(5,931)
Income tax expenses	(66)	(466)	—	(532)
Net (loss) income	(8,139)	1,676	—	(6,463)
Net loss attributable to non-controlling interests	(139)	—	—	(139)
Net (loss) income attributable to NIP Group Inc.’s shareholders	(8,000)	1,676	—	(6,324)
Deemed dividend on modification on preferred shares	(861)	—	—	(861)
Preferred shares redemption value accretion	(17,618)	—	—	(17,618)
Net (loss) income attributable to NIP Group Inc.’s shareholders	(26,479)	1,676	—	(24,803)
Other comprehensive income (loss):
Foreign currency translation income attributable to non-controlling interest, net of nil tax	283	—	—	283
Foreign currency translation income (loss) attributable to ordinary shareholders, net of nil tax	273	(248)	—	25
Total comprehensive income (loss)	(2,083)	1,428	—	(6,155)
Net income per share-basic and diluted	(0.92)	—	—	(0.86)
Weighted average shares outstanding-basic and diluted	28,761	—	—	28,761

Unaudited Pro Forma Combined Balance Sheet
	As of June 30, 2022				As of December 31, 2022
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined
	(US$ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	10,422	1,046	—	11,468	9,588	1,721	—	11,309
Accounts receivable	8,721	1,685	—	10,406	14,448	1,879	—	16,327
Advance to suppliers	659		—	659	427	—	—	427
Receivables related to disposal of league tournaments rights	2,645		—	2,645	2,627	—	—	2,627
Amounts due from related parties	1,740		—	1,740	1,136	—	—	1,136
Prepaid expenses and other current assets, net	1,609	393	—	2,002	4,957	324	—	5,281
Total current assets	25,796	3,124	—	28,920	33,183	3,924		37,107
Non-current assets:
Property and equipment, net	3,233	75	—	3,308	2,895	62	—	2,957
Intangible assets, net	69,640	1,063	70,038	140,741	65,383	771	70,038	136,192
Right-of-use assets	1,968		—	1,968	1,802	549	—	2,351
Goodwill	30,714		109,397	140,377	29,827	—	109,407	139,234
Deferred tax assets	128		—	128	6	—	—	6
Other non-current assets	74		—	74	840	—	—	840
Total non-current assets	105,757	1,138	179,701	286,596	100,753	1,382	179,445	281,580
Total assets	131,553	4,262	179,701	315,516	133,936	5,306	179,445	318,687
LIABILITIES
Current liabilities:
Short-term borrowings	6,688		—	6,688	6,423	—	—	6,423
Accounts payable	7,859	1,094	—	8,953	9,526	655	—	10,181
Payable related to league tournaments rights-current	4,145		—	4,145	2,617	—	—	2,617
Accrued expenses and other liabilities	10,404	324	—	10,728	4,228	376	—	4,604
Deferred revenue	1,042	67	—	1,109	209	605	—	814
Operating lease liabilities, current	214	—	—	214	366	188	—	554
Income tax payable		50	—	50	—	171	—	171
Amount due to related parties-current	5,896		—	5,896	5,146	—	—	5,146
Total current liabilities	36,248	1,535	—	37,783	28,515	1,995		30,510
Non-current liabilities:
Amount due to a related party-non-current	998		—	998	627	—	—	627
Payable related to league tournaments rights-non-current	3,559		—	3,559	2,916	—	—	2,916
Operating lease liabilities, non-current	1,739		—	1,739	1,575	328	—	1,903
Deferred tax liability	11,738		14,428	26,166	10,846	—	14,428	25,274
Total non-current liabilities:	18,034	—	14,428	32,462	15,964	328	14,428	30,720
Total liabilities	54,282	1,535	14,428	70,245	44,479	2,323	14,428	61,230

	As of June 30, 2022				As of December 31, 2022
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments	Pro Forma Combined	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments		Pro Forma Combined
	(US$ in thousands)
MEZZANINE EQUITY
Class A redeemable preferred shares	104,866		—	104,866	97,400	—	—		97,400
Class B redeemable preferred shares	—		—	—	16,063	—	—		16,063
Class B-1 redeemable preferred shares	—		168,000	168,000	—	—	168,000	(A)	168,000
Total mezzanine equity	104,866	—	168,000	272,866	113,463	—	168,000		281,463
(DEFICIT) EQUITY:
Ordinary Shares	3	85	(85)	3	3	85	(85)	(A)	3
Subscription receivable	(3)		—	(3)	(1)	—	—		(1)
Additional paid-in capital	—	3,817	(3,817)	—	—	3,817	(3,817)	(A)	—
Statutory reserve	72		—	72	72	—	—		72
Accumulated deficit	(33,457)	(516)	516	(33,457)	(29,253)	(203)	203	(A)	(29,253)
Accumulated other comprehensive income	(492)	(659)	659	(492)	173	(716)	716	(A)	173
Total (deficit) equity attributable to the shareholders of ESVF Esports Group Inc.	(33,877)	2,727	(2,727)	(33,877)	(29,006)	2,983	(2,983)		(29,006)
Non-controlling interest	6,282	—	—	6,282	5,000	—	—		5,000
Total (deficit) equity	(27,595)	2,727	(2,727)	(27,595)	(24,006)	2,983	(2,983)		(24,006)
Total liabilities, mezzanine equity and (deficit) equity	131,553	4,262	179,701	315,516	133,936	5,306	179,445		318,687

	As of December 31, 2021
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments		Pro Forma Combined
	(US$ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	11,409	1,631	—		13,040
Accounts receivable	11,377	2,717	—		14,094
Advance to suppliers	626	—	—		626
Receivables related to disposal of league tournaments rights	2,719	—	—		2,719
Amounts due from related parties	1,859	—	—		1,859
Prepaid expenses and other current assets, net	1,004	434	—		1,438
Total current assets	28,994	4,782			33,776
Non-current assets:
Property and equipment, net	3,560	99	—		3,569
Intangible assets, net	75,416	557	70,038		146,011
Goodwill	32,282	—	109,243		141,525
Deferred tax assets	537	—	—		537
Total non-current assets	111,795	656	179,281		291,732
Total assets	140,789	5,438	179,281		325,508
LIABILITIES
Current liabilities:
Short-term borrowings	2,668	—	—		2,668
Accounts payable	9,139	921	—		10,060
Payable related to league tournaments rights-current	3,373	—	—		3,373
Accrued expenses and other liabilities	3,252	749	—		4,001
Deferred revenue	3,420	586	—		4,006
Operating lease liabilities, current	—	—	—		—
Income tax payable	—	35	—		35
Amount due to related parties-current	11,506	—	—		11,506
Total current liabilities	33,358	2,291			35,649
Non-current liabilities:
Amount due to a related party-non-current	1,419	—	—		1,419
Payable related to league tournaments rights-non-current	4,648	—	—		4,648
Operating lease liabilities, non-current	—	—	—		—
Deferred tax liability	12,801	—	14,428		27,229
Total non-current liabilities:	18,868	—	14,428		33,296
Total liabilities	52,226	2,291	14,428		68,945
MEZZANINE EQUITY
Class A redeemable preferred shares	80,053	—	—		80,053
Class B redeemable preferred shares	—	—	—		—
Class B-1 redeemable preferred shares	—	—	168,000	(A)	168,000
Total mezzanine equity	80,053	—	168,000		248,053

	As of December 31, 2021
	NIP Group Inc. Historical	Ninjas in Pyjamas Historical	Pro Forma Adjustments		Pro Forma Combined
	(US$ in thousands)
EQUITY:
Ordinary Shares	3	85	(85)	(A)	3
Subscription receivable	(1)	—	—		(1)
Additional paid-in capital	16,765	3,817	(3,817)	(A)	16,765
Statutory reserve	72	—	—		72
Accumulated deficit	(14,671)	(459)	459	(A)	(14,671)
Accumulated other comprehensive loss	(6)	(296)	296	(A)	(6)
Total equity attributable to the shareholders of NIP Group Inc.	2,162	3,147	(3,147)		2,162
Non-controlling interest	6,348	—	—		6,348
Total equity	8,510	3,147	(3,147)		8,510
Total liabilities, mezzanine equity and equity	140,789	5,438	179,281		325,508

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1 — Basis of Presentation
The unaudited pro forma condensed combined statement of comprehensive loss for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 are based on the Company’s historical consolidated statement of comprehensive loss and Ninjas in Pyjamas’ historical statement of comprehensive income as adjusted to give effect to the acquisition of Ninjas in Pyjamas as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of December 31, 2021 and 2022 and June 30, 2022 as adjusted to give effect to the acquisition of Ninjas in Pyjamas as if it had occurred on December 31, 2021.
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”). The purchase price allocation and related adjustments reflected in the unaudited pro forma condensed combined financial information are incomplete as acquisition-date fair value analyses are ongoing. The purchase price consideration, as well as the estimated fair values of the assets acquired and liabilities assumed, will be finalized as soon as practicable, but no later than one year from the closing of the Business Combinations.
Note 2 — Pro Forma Adjustment
The unaudited pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X. Accordingly, the historical consolidated financial statements shall be adjusted in the pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Business Combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the Company.

(A)
Reflects the amounts of Class B-1 redeemable preferred shares would have been issued for Business Combination and the eliminations of the account balance of Ninjas in Pyjamas, assuming the consideration is equal to historical net assets of Ninjas in Pyjamas as if the Business Combination had been consummated as of December 31, 2021. The same adjustment applies to the unaudited pro forma combined balance sheet as of December 31, 2021 and 2022 and June 30, 2022.

Management’s Discussion And Analysis Of
Financial Condition And Results Of Operations
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Overview
We are a leading esports organization with the most expansive global footprint by virtue of our operations across Asia, Europe and South America, according to the Frost & Sullivan Report. Among the top ten esports titles in the world in terms of prize pool, our wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report. We were founded based on a passion for esports and belief that esports can create the same types of historical and legendary experiences and memories as traditional sports have for the past century.
We operate two esports brands: Ninjas in Pyjamas and eStar Gaming. Ninjas in Pyjamas, our PC/console esports brand, was founded in 2000 in Sweden. We have an expansive portfolio of esports teams, competing at the highest level in video game titles such as League of Legends, CS: GO, Honor of Kings, Rainbow Six, Valorant, Rocket League, Fortnite and Call of Duty Mobile.
We believe that there is tremendous potential in what we refer to as the “esports+” model, with the first phase being competitive esports itself — building championship-caliber teams across the most popular esports titles. NIP Group is currently at the second phase of esports+, supplementing our competitive esports business with our talent management, event production, creative studios, and burgeoning advertising businesses to create a diverse and sustainable revenue stream driving our continued growth. Currently, we primarily generate revenues from our esports teams, talent management and event production businesses.
We experienced robust growth in our net revenues, which increased from US$31.8 million in 2021 to US$65.8 million in 2022. Our net revenues increased from US$24.8 million for the six months ended June 30, 2022 to US$38.6 million for the six months ended June 30, 2023. We recorded gross loss of US$0.6 million in 2021 and gross profit of US$3.7 million in 2022, representing gross loss margin of 1.9% and gross profit margin of 5.7% for the same years, respectively. We recorded gross loss of US$0.35 million for the six months ended June 30, 2022 and gross profit of US$2.3 million for the six months ended June 30, 2023, representing gross loss margin of 1.4% and gross profit margin of 5.9% for the same periods, respectively.
Key Factors Affecting Our Results of Operations
The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.
The quality of our athletes and our competitive results, as well as our ability to obtain more league seats
For our esports teams business, we derive revenues from league revenue sharing, prize money, athlete transfer and rental fees, as well as sponsorship and advertising fees, all of which are largely dependent on the quality of our athletes, our competitive results, and the number of league seats we hold. We earn prize money based on tournament performance across various game titles and leagues, and league revenue shares based on factors such as team performance and popularity. Athlete transfer and rental fees for popular game titles can also be a significant source of revenues, especially for those with top tournament performance. As we have grown our roster of talent, we have also established a solid talent development system designed for growth, longevity and performance. At the same time, we will also continue to identify popular esports titles with a visible path to sustainability to expand into, which will also affect our revenues.

Our ability to make, attract and retain star online entertainers
We generate revenues from our talent management business from advertising fees, sponsorship fees and live streaming service fees. As such, our revenues depend significantly on our ability to make, attract and retain online entertainers with sufficient popularity to attract advertisers and sponsorships, and live streaming views. We focus on developing our roster of esports athletes to become successful online entertainers, as well as identifying and recruiting high-potential candidates from major entertainment platforms and competitive esports games. In addition, we do not rely on star individuals, but rather to aim offer comprehensive operation and marketing services to incubate our talent to become successful online entertainers, support their career development, and empower them to grow their own audience within our ecosystem.
Our ability to produce more esports events
We operate a broad range of local and nationwide esports events and generate revenues from service fees, sponsorship and advertising fees. The number of events have been and will continue to be key drivers of our revenue growth. We are always looking to produce a more diverse range of esports events across titles, organizers and geographies to grow our revenues and expand our business.
Our ability to innovate and diversify our revenue streams
Our continued, sustainable growth is dependent on our ability to engage the growing esports community and develop new avenues for monetization. With our continuous development of talent management and event production businesses in 2022, we enhanced our ability to engage directly with our fans, and empowered upstream game developers, promoters and brands with our proprietary IPs and resources. In 2022, net revenues from our esports teams operation, talent management and events production businesses accounted for 33.0%, 58.6% and 8.4% of our net revenues, respectively. For the six months ended June 30, 2023, net revenues from our esports teams operation, talent management and events production businesses accounted for 25.5%, 69.8% and 4.7% of our net revenues, respectively. We will continue to extend revenue realization opportunities as we grow along the esports+ model, and expect to have increasing revenue contribution from new areas such as our specialized content creation and advertising offerings.
Our ability to effectively execute strategic acquisitions and investments
We will invest in mergers and acquisitions through a targeted strategy that focuses on targets that fit well with our target audience and support the strength of our brand. We anticipate that the acquisition of new companies will drive our long-term growth while potentially exerting short-term pressure on our financial results. For example, acquisitions of targets can present short-term challenges, such as the addition of employees and associated integration costs and expenses, which may not necessarily result in a proportional revenue increase, thereby affecting our margin profile.
In March 2021, Shenzhen VF and Wuhan ESVF had completed the business combination with Shenzhen VF becoming a wholly-owned subsidiary of Wuhan ESVF. The integration of the two business had led to initial operating inefficiencies, resulting in our gross profit decreased from US$0.9 million in 2020 to gross loss of US$0.6 million in 2021.
In January 2023, we merged with Ninjas in Pyjamas Gaming AB, a Swedish public limited liability company incorporated in January 2014 with a brand history of more than 20 years since 2000 in the esports industry. The merger was completed through a series of share swap transactions, with Ninjas in Pyjamas becoming a wholly-owned subsidiary of NIP Group Inc. We anticipate that our merger with Ninjas in Pyjamas may enhance our ability to be profitable in the future. In 2021 and 2022, Ninjas in Pyjamas recorded gross profit margin of 57.8% and 50.4%, and our pro forma unaudited gross profit margin has therefore reached 11.8% and 10.2% for 2021 and 2022 respectively. Ninjas in Pyjamas has been included in our consolidated results of operations since January 2023, and we recorded gross profit of US$2.3 million in the six months ended June 30, 2023, as compared to the gross loss of US$0.35 million in the same period of 2022, with gross profit margin increased from negative 1.4% in the six months ended June 30, 2022 to 5.9% in the same period of 2023.

Impact of COVID-19 on Our Operation
Our results of operations and financial condition have been, and will continue to be affected by the COVID-19 pandemic, including outbreaks due to any existing or new variants. The extent to which COVID-19 impacts our results of operations will depend on future developments of the pandemic, including new information concerning its global severity, actions taken to contain the pandemic and the efficacy of vaccine or treatment, all of which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that COVID-19 impacts the global economy in general.
The unpredictability in the COVID-19 situation casted shadows over our business operations, in particular to our event production business. From 2021 to 2022, we had to cancel 11 of our esports tournaments and relevant event originally scheduled, as a result of the pandemic and the policies imposed by government authorities, including travel and gathering restrictions, mandatory quarantining requirements or strict lockdowns.
Although recently, China has substantially lifted COVID-19 restrictions, the resurgence of virus within China remains strong. We expect that our operations will continue to be adversely impacted by COVID-19 and its repercussions, including but not limited to governmental regulations on capacity limitations of certain enclosed venues, suggested quarantining or social distancing policies, as well as temporary lockdowns in certain areas due to COVID-19 outbreak. In addition, the economy downturn partially induced by COVID-19 may also substantially reduce the will of spending of our viewers and sponsors, and thereby restrict our monetization abilities, and therefore result in unsatisfactory performance of our business, financial conditions and results of operations.
Key Components of Results of Operations
Net Revenues
We derive net revenues primarily from: (i) esports teams operation, (ii) talent management service, and (iii) event production. For 2021 and 2022 and the six months ended June 30, 2022 and 2023, our net revenues were US$31.8 million, US$65.8 million, US$24.8 million and US$38.6 million, respectively. Net revenues of Ninjas in Pyjamas were US$9.4 million and US$7.4 million in 2021 and 2022, respectively, which were all derived from esports teams operation.
The following table sets forth a breakdown of net revenues of us and Ninjas in Pyjamas by business segments for the periods indicated.
	NIP Group Inc.														Ninjas in Pyjamas
	For the year ended December 31,								For the six months ended June 30,						For the year ended December 31,
	2021				2022				2022				2023		2021		2022
	Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual(2)
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Net revenues:
Esports teams operation	15,193	47.8	24,591	59.7	21,717	33.0	29,090	39.7	8,675	35.0	11,763	42.2	9,849	25.5	9,398	100.0	7,373	100.0
Talent management service	13,445	42.3	13,445	32.6	38,556	58.6	38,556	52.7	13,613	54.9	13,613	48.8	26,896	69.8	—	—	—	—
Event production	3,164	9.9	3,164	7.7	5,562	8.4	5,562	7.6	2,495	10.1	2,495	9.0	1,818	4.7	—	—	—	—
Total	31,802	100.0	41,200	100.0	65,835	100.0	73,208	100.0	24,783	100.0	27.871	100.0	38,563	100.0	9,398	100.0	7,373	100.0

Notes:

(1)
The consolidated statements of comprehensive loss data for 2021 and 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2021.

(2)
The consolidated statements of comprehensive loss data for the six months ended June 30, 2023 reflect our acquisition of Ninjas in Pyjamas on January 10, 2023.

Esports teams operation.   For 2021 and 2022 and the six months ended June 30, 2023, the revenues we generated from our esports teams primarily consisted of: (i) tournament participation reward and league revenue shares, (ii) athlete transfer and rental fees, (iii) sponsorship and advertising fees, (iv) IP licensing for the sales of game props, skins and athlete cards, (v) sales of branded merchandise and (vi) revenues from reality show service fees.
For 2021 and 2022, the revenues of Ninjas in Pyjamas primarily consisted of: (i) tournament participation reward and league revenue shares, (ii) sponsorship and advertising fees, (iii) IP licensing fees for the sales of game props, skins and athlete cards, (iv) athlete transfer and rental fees, and (v) sales of branded merchandise.
Talent management service.   We expanded into our talent management business through acquiring agency contract rights to online entertainers in August 2021, and derived revenues mainly through live streaming service fees. In 2021 and 2022, the majority of our net revenues under talent management business were generated from our services provided to a related party, namely Wuhan Ouyue, representing approximately 83.2% and 83.7% 26.9% in 2021 and 2022, respectively, of our net revenues generated from talent management services. Through the reassessment of the dilution of equity interest after acquisition of Ninjas in Pyjamas on January 10, 2023, Wuhan Ouyue is no longer accounted as our related party.
Event production.   We merged with Wuhan ESVF in March 2021, after which its event production business has been included in our consolidated results of operation. We produced a series of esports related events and receive our revenues primarily through event organization and execution fees.
Cost of Revenues
Our cost of revenues consists primarily of: (i) salaries and bonus paid to professional esports athletes, (ii) shares of live streaming service fees paid to online entertainers, (iii) depreciation of property and equipment and amortization of intangible asset related to our esports teams and talent management service, (iv) cost of merchandize sold, and (v) other costs attributable to our principal operations. For 2021 and 2022 and the six months ended June 30, 2022 and 2023, our cost of revenues was US$32.4 million, US$62.1 million, US$25.1 million and US$36.3 million, respectively.
Cost of revenues of Ninjas in Pyjamas was US$4.0 million and US$3.7 million in 2021 and 2022, respectively, which consists primarily of: (i) salaries and bonus paid to professional esports athletes, (ii) shares of IP licensing fees paid to professional esports athletes, (iii) cost of merchandize sold, and (iv) other costs attributable to its principal operations.
The following table sets forth a breakdown of cost of revenues of us and Ninjas in Pyjamas by business segments for the periods indicated.
	NIP Group Inc.														Ninjas in Pyjamas
	For the year ended December 31,								For the six months ended June 30,						For the year ended December 31,
	2021				2022				2022				2023		2021		2022
	Actual		Pro Forma (Unaudited)		Actual		Pro Forma (Unaudited)		Actual		Pro Forma (Unaudited)		Actual
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Cost of revenues:
Esports teams operation	15,117	46.7	19,080	52.5	17,776	28.6	21,433	32.6	8,426	33.5	9,962	37.4	7,332	20.2	3,963	100.0	3,657	100.0
Talent management service	14,171	43.7	14,171	39.0	39,457	63.5	39,457	60.0	14,594	58.1	14,594	54.7	27,388	75.5	—	—	—	—
Event production	3,107	9.6	3,107	8.5	4,860	7.8	4,860	7.4	2,113	8.4	2,113	7.9	1,550	4.3	—	—	—	—
Total	32,395	100.0	36,358	100.0	62,093	100.0	65,750	100.0	25,133	100.0	26,669	100.0	36,270	100.0	3,963	100.0	3,657	100.0

Operating Expenses
Our operating expenses consist of: (i) selling and marketing expenses and (ii) general and administrative expenses. For 2021 and 2022 and the six months ended June 30, 2022 and 2023, our operating expenses were US$7.9 million, US$11.8 million, US$6.1 million and US$14.6 million, respectively.
Operating expenses of Ninjas in Pyjamas were US$3.4 million and US$3.2 million in 2021 and 2022, respectively.
The following table sets forth a breakdown of operating expenses of us and Ninjas in Pyjamas for the periods indicated.
	NIP Group Inc.														Ninjas in Pyjamas
	For the year ended December 31,								For the six months ended June 30,						For the year ended December 31,
	2021				2022				2022				2023		2021		2022
	Actual		Pro Forma (Unaudited)		Actual		Pro Forma (Unaudited)		Actual		Pro Forma (Unaudited)		Actual
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Operating expenses:
Selling and marketing expense	2,640	33.6	4,462	39.8	5,495	46.5	7,208	48	2,974	48.7	3,711	48.7	3,806	26.1	1,822	54.2	1,713	53.4
General and administrative expenses	5,218	66.4	6,759	60.2	6,328	53.5	7,823	52	3,138	51.3	3,907	51.3	10,795	73.9	1,541	45.8	1,495	46.6
Total	7,858	100.0	11,221	100.0	11,823	100.0	15,031	100.0	6,112	100.0	7,618	100.0	14,601	100.0	3,363	100.0	3,208	100.0
Selling and Marketing Expenses.   Our selling and marketing expenses mainly consist of: (i) staff costs, and (ii) advertising costs and market promotion expenses.
The selling and marketing expenses of Ninjas in Pyjamas primarily consist of: (i) staff costs, (ii) advertising costs and market promotion expenses, (iii) rent and amortization expenses, and (iv) professional service fees.
General and Administrative Expenses.   Our general and administrative expenses mainly consist of: (i) professional service fees, (ii) staff costs, (iii) rental and depreciation expenses related to general and administrative functions, (iv) share-based compensation for our management and administrative employees, and (v) other corporate expenses.
The general and administrative expenses of Ninjas in Pyjamas primarily consist of: (i) staff costs, (ii) professional service fees, and (iii) other corporate expenses.
Taxation
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax in the Cayman Islands will be imposed.
Hong Kong
Our subsidiary in Hong Kong is subject to a two-tiered income tax rate for taxable income. The first HK$2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Under the Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China
Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
Sweden
Swedish companies are subject to a corporate tax at a rate of 20.6% on the worldwide income, reduced by allowable deductions. All income, profits and taxable gains are treated as derived from a single source, the business of the company, and are taxed at the applicable corporate tax rate of 20.6%. Tax losses that cannot be offset during the years they are incurred are carried forward indefinitely. There are certain restrictions on tax losses carried forward in case of change of ownership. There is a general limitation of interest deduction amounting to 30% of EBITDA. In addition, there are strict limitations on interest on intra-group loans. The limitation implies that interest on intra-group loans is deductible only if the beneficial owner of the interest income is domiciled within the EEA, or in a country with which Sweden has concluded a full scope double tax treaty or if the beneficial owner is subject to a corporate tax of at least 10%. However, no tax deduction should be granted if the underlying purpose of the loan is exclusively or as good as exclusively, to obtain a substantial tax benefit. There are anti-hybrid mismatch rules in place covering situations leading to double deduction, double non-taxation or imported mismatches due to hybrid financial instruments and hybrid entities. Sweden does not levy withholding tax on interest payments or royalties.
Under the main rule, dividend distribution to a foreign shareholder is subject to Swedish withholding tax at a rate of 30%. There are several exemptions for corporate shareholders whereby withholding tax is not levied or levied at a lower rate. There is also an anti-abuse rule in place implying that the full rate of 30% applies if the recipient acts as a nominee or intermediary, and holds shares under such circumstances that the rightful (beneficial) owner unwarrantedly gains relief from withholding tax.
Dividend distributions to NIP Group Inc. would be subject to a 30% withholding tax on the dividend amount. Sweden and the Cayman Islands do not have a double tax treaty for legal persons and there are no other mechanisms to reduce the withholding tax rate.
Results of Operations of Our Group
The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. For the operating results of Ninjas in Pyjamas, see “— Results of Operations of Ninjas in Pyjamas Prior to Consolidation.”

	For the year ended December 31,								For the six months ended June 30,
	2021				2022				2022				2023
	Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual		Pro Forma(1) (Unaudited)		Actual
	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for %)
Net revenue	31,802	100.0	41,200	100.0	65,835	100.0	73,208	100.0	24,783	100.0	27,871	100.0	38,563	100.0
Cost of revenue	(32,395)	(101.9)	(36,358)	(88.2)	(62,093)	(94.3)	(65,750)	(89.8)	(25,133)	(101.4)	(26,669)	(95.7)	(36,270)	(94.1)
Gross profit (loss)	(593)	(1.9)	4,842	11.8	3,742	5.7	7,458	10.2	(350)	(1.4)	1,202	4.3	2,293	5.9
Operating expenses:
Selling and marketing expenses	(2,640)	(8.3)	(4,462)	(10.8)	(5,495)	(8.4)	(7,208)	(9.8)	(2,974)	(12.0)	(3,711)	(13.3)	(3,806)	(9.9)
General and administrative expenses	(5,218)	(16.4)	(6,759)	(16.4)	(6,328)	(9.6)	(7,823)	(10.7)	(3,138)	(12.7)	(3,907)	(14.0)	(10,795)	(28.0)
Total operating expenses	(7,858)	(24.7)	(11,221)	(27.2)	(11,823)	(18.0)	(15,031)	(20.5)	(6,112)	(24.7)	(7,618)	(27.3)	(14,601)	(37.9)
Operating loss	(8,451)	(26.6)	(6,379)	(15.4)	(8,081)	(12.3)	(7,573)	(10.3)	(6,462)	(26.1)	(6,416)	(23.0)	(12,308)	(32.0)
Other (expense)/income:
Other income, net	898	2.8	920	2.2	2,001	3.0	1,989	2.7	120	0.5	132	0.5	437	1.1
Interest expense, net	(520)	(1.6)	(472)	(1.1)	(365)	(0.5)	(460)	(0.6)	(202)	(0.8)	(298)	(1.1)	(218)	(0.6)
Total other income	378	1.2	448	1.1	1,636	2.5	1,529	2.1	(82)	(0.3)	(166)	(0.6)	219	0.6
Loss before income tax expenses	(8,073)	(25.4)	(5,931)	(14.3)	(6,445)	(9.8)	(6,044)	(8.2)	(6,544)	(26.4)	(6,582)	(23.6)	(12,089)	(31.4)
Income tax expense (benefit)	(66)	(0.2)	(532)	(1.3)	139	0.2	(6)	—	510	2.1	490	1.8	818	2.1
Net loss	(8,139)	(25.6)	(6,463)	(15.6)	(6,306)	(9.6)	(6,050)	(8.2)	(6,034)	(24.3)	(6,092)	(21.9)	(11,271)	(29.3)
Net loss attributable to non-controlling interests	(139)	(0.4)	(139)	(0.3)	(90)	(0.1)	(90)	(0.1)	(69)	(0.3)	(69.0)	(0.2)	(118)	(0.4)
Net loss attributable to NIP Group Inc	(8,000)	(25.2)	(6,324)	(15.3)	(6,216)	(9.5)	(5,960)	(8.1)	(5,965)	(24.1)	(6,023)	(21.6)	(11,154)	(28.9)
Deemed dividend on modification on preferred shares	(861)	(2.7)	(861)	(2.1)	—	—	—	—	—	—	—	—	—	—
Preferred shares redemption value accretion	(17,618)	(55.4)	(17,618)	(42.8)	(25,297)	(38.4)	(25,297)	(34.6)	(29,674)	(119.7)	(29,674)	(106.5)	(12,830)	(33.3)
Net loss attributable to NIP Group Inc.’s shareholders	(26,479)	(83.3)	(24,803)	(60.2)	(31,513)	(47.9)	(31,257)	(42.7)	(35,639)	(143.8)	(35,697)	(128.1)	(23,894)	(62.2)
Other comprehensive (loss) income:
Foreign currency translation income attributable to non-controlling interest, net of nil tax	283	0.9	283	0.7	2	—	2	—	2	0.0	2	0.0	5	0.0
Foreign currency translation loss attributable to ordinary shareholders, net of nil tax	273	0.9	25	0.1	178	0.3	(242)	(0.3)	(486)	(2.0)	(848)	(3.0)	1,288	3.3
Total comprehensive loss	(7,583)	(23.8)	(6,155)	(14.8)	(6,126)	(9.3)	(6,290)	(8.5)	(6,518)	(26.3)	(6,938)	(24.9)	(9,978)	(26.0)

Note:

(1)
The consolidated statements of comprehensive loss data for 2021 and 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2021.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Net Revenues
Our net revenues increased from US$24.8 million in the six months ended June 30, 2022 to US$38.6 million in the same period of 2023, primarily as a result of the increase in revenues generated from our talent management business and esports teams operations.

•
Esports teams operations.   Net revenues from esports teams operations increased from US$8.7 million in the six months ended June 30, 2022 to US$9.8 million in the same period of 2023, primarily due to (i) the increase in revenues generated from IP licensing from US$0.2 million in the six months ended June 30, 2022 to US$1.8 million in the same period of 2023, primarily driven by revenues generated from IPs of Ninjas in Pyjamas, which were not included in our consolidated results of operations until after the business combination in January 2023, (ii) the increase in league revenue share and prize money from US$1.9 million in the six months ended June 30, 2022 to US$3.1 million in the same period of 2023, which mainly includes the league revenue share and prize money of Ninjas in Pyjamas following the business combination in January 2023, (iii) the increase in revenues generated from sponsorships and advertising from US$2.9 million in the six months ended June 30, 2022 to US$3.8 million in the same period of 2023, which mainly includes those of Ninjas in Pyjamas following the business combination in January 2023, partially offset by the decrease in sponsorship fees following the expiration of certain annual sponsorship in 2022. The increases were partially offset by the decrease in player transfer and rental fee from US$2.9 million in the six months ended June 30, 2022 to US$0.4 million in the same period of 2023, primarily because we generated less revenues from KPL athletes transfer in 2023 in anticipation of the Hangzhou 2023 Asian Games.

•
Talent management.   Net revenues from talent management service increased from US$13.6 million in the six months ended June 30, 2022 to US$26.9 million in the same period of 2023, primarily driven by the deepened collaboration we formed with Huya in 2023.

•
Event production.   Net revenues from events production decreased from US$2.5 million in the six months ended June 30, 2022 to US$1.8 million in the same period of 2023, primarily because we held more large events in the first half of 2022 as compared to the same period in 2023.

Cost of Revenues
Our cost of revenues increased from US$25.1 million in the six months ended June 30, 2022 to US$36.3 million in the same period of 2023, primarily due to the increase in cost of revenues of our talent management business, partially offset by the decrease in that of our esports teams operation and event planning and execution business.

•
Esports teams operation.   Cost of revenues from esports teams operation decreased from US$8.4 million in the six months ended June 30, 2022 to US$7.3 million in the same period of 2023, primarily due to the decrease in salaries and bonuses of professional esports athletes from US$5.8 million in the six months ended June 30, 2022 to US$4.4 million in the same period of 2023, primarily due to a salary decrease among LPL athletes and the decrease in prize money revenue, partially offset by an increase in other cost of revenues from US$0.8 million in the six months ended June 30, 2022 to US$1.2 million in same period of 2023 with the latter including salaries paid to athletes under Ninjas in Pyjamas.

•
Talent management.   Cost of revenues from talent management service increased from US$14.6 million in the six months ended June 30, 2022 to US$27.4 million in the same period of 2023, primarily due to live streaming service fee paid to online entertainers increasing from US$12.9 million in the six months ended June 30, 2022 to US$25.7 million in the same period of 2023, which was in line with the revenue growth.

•
Event production.   Cost of revenues from events production decreased from US$2.1 million in the six months ended June 30, 2022 to US$1.6 million in the same period of 2023, which was in line with the decrease in revenues recognized.

Gross Profit/Loss and Gross Profit Margin
As a result of the foregoing, we recorded gross loss of US$0.35 million in the six months ended June 30, 2022 and gross profit of US$2.3 million in the same period of 2023. Our gross margin improved from negative 1.4% in the six months ended June 30, 2022 to 5.9% in the same period of 2023. Our gross loss in the six months ended June 30, 2022 primarily resulted from the relatively lower revenues generated from our talent management business in the first half of 2022 as the business was only newly acquired, whereas the amortization of costs associated with the acquisition of certain online entertainers over the term of the talent agreement remained fixed.

•
Esports teams operation.   Gross profit from esports teams operation increased from US$0.2 million in the six months ended June 30, 2022 to US$2.5 million in the same period of 2023, and the gross margin increased from 2.9% in the six months ended June 30, 2022 to 25.6% in the same period of 2023, primarily due to (i) the business combination with Ninjas in Pyjamas in January 2023 as Ninjas in Pyjamas had a higher margin that contributed to the overall gross margin increase, and (ii) a decrease in salaries and bonuses paid to our LPL athletes.

•
Talent management.   Gross loss from talent management service narrowed from US$1.0 million in the six months ended June 30, 2022 to US$0.5 million in the same period of 2023, with the gross margin improving from negative 7.2% in the six months ended June 30, 2022 to negative 1.8% in the same period of 2023, primarily due to increased economies of scale and higher operating efficiency in the first half of 2023.

•
Event production.   Gross profit from events production decreased from US$0.4 million in the six months ended June 30, 2022 to US$0.3 million in the same period of 2023, and the gross margin decreased from 15.3% in the six months ended June 30, 2022 to 14.7% in the same period of 2023, mainly because we produced more large-scale esports events with a higher margin in 2022 than in 2023.

Operating Expenses
Our operating expenses increased from US$6.1 million in the six months ended June 30, 2022 to US$14.6 million in the same period of 2023.
Selling and Marketing Expenses
Our selling and marketing expenses increased from US$3.0 million in the six months ended June 30, 2022 to US$3.8 million in the same period of 2023, primarily because the expenses incurred by Ninjas in Pyjamas were not included in our consolidated results of operations until after the business combination in January 2023. The increase in our selling and marketing expenses was primarily of attributable to the increase in staff costs from US$1.5 million for the six months ended June 30, 2022 to US$1.9 million in the same period of 2023. Our selling and marketing expenses as percentage of our net revenues decreased from with operating expenses as percentage of our net revenues increased from 12.0% in the six months ended June 30, 2022 to 9.9% in the same period of 2023, as a result of the improvement in our operating efficiency.
General and Administrative Expenses
Our general and administrative expenses increased from US$3.1 million in the six months ended June 30, 2022 to US$10.8 million in the same period of 2023, mainly due to (i) the increase in share-based compensation for our management and administrative employees from US$86,000 in the six months ended June 30, 2022 to US$6.3 million in the same period of 2023, as we granted share based compensation to a management member in January 2023, (ii) the increase in professional service fees from US$0.7 million in the six months ended June 30, 2022 to US$1.5 million in the same period of 2023, representing primarily increase in professional service fees related to this offering, and (iii) the increase in staff costs from US$1.0 million in the six months ended June 30, 2022 to US$1.5 million in the same period of 2023, with the latter including those paid to employees of Ninjas in Pyjamas. Our general and administrative expenses excluding share-based compensation for our management and administrative employees as percentage of our net revenues decreased from 12.3% in the six months ended June 30, 2022 to 11.8% in the same period of 2023 primarily as a result of the improvement of our operating efficiency.
Other Income/Expenses
We recorded other expenses of US$0.1 million in the six months ended June 30, 2022, primarily attributable to US$0.2 million in interest expense. We recorded other income of US$0.2 million in the six months ended June 30, 2023, primarily attributable to the government grants of US$0.4 million we received in the six months ended June 30, 2023.
Net Loss
As a result of the foregoing, we recorded net loss of US$6.0 million in the six months ended June 30, 2022, compared to net loss of US$11.3 million in the same period of 2023.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Net Revenues
Our net revenues increased from US$31.8 million in 2021 to US$65.8 million in 2022, primarily as a result of the increase in all of our business segments.

•
Esports teams operations.   Net revenues from esports teams operations increased from US$15.2 million in 2021 to US$21.7 million in 2022, primarily due to (i) the increase in league revenue share and prize money from US$7.0 million in 2021 to US$11.1 million in 2022, mainly because eStar achieved its top performance in 2022 KPL tournaments, (ii) the increase in sponsorship and advertising fees from US$2.0 million to US$5.7 million, that were brought by the performance of eStar in 2022. The increase was partially offset by the decrease in player transfer and rental fee from US$4.8 million in 2021 to US$2.9 million in 2022.

•
Talent management.   Net revenues from talent management service increased from US$13.4 million in 2021 to US$38.6 million in 2022, primarily because we expanded into talent management business in August 2021, as compared to revenues generated form the full year 2022.

•
Event production.   Net revenues from events production increased from US$3.2 million in 2021 to US$5.6 million in 2022, primarily due to (i) business combination between Shenzhen VF and Wuhan ESVF in March 2021, only after which Wuhan’s ESVF event production business was included in our consolidated results of operation, as compared to revenues generated form the full year 2022, (ii) our expansion into new series of large-scale esports events in 2022, and (iii) increased revenues generated from digital Ice & Snow Games series in 2022, which were negatively impacted in 2021 due to COVID-19 related restrictions.

Cost of Revenues
Our cost of revenues increased from US$32.4 million in 2021 to US$62.1 million in 2022, primarily due to the expansion of our talent management business through the acquisition of agency contract rights to online entertainers.
•
Esports teams operation.   Cost of revenues from esports teams operation increased from US$15.1 million in 2021 to US$17.8 million in 2022, primarily due to (i) the increase in salaries of professional esports athletes from US$5.8 million in 2021 to US$9.0 million in 2022, primarily driven by salary raise of LPL athletes, and (ii) the increase in prize money paid to professional esports athletes from US$1.7 million in 2021 to US$4.2 million in 2022, represents primarily increased prize money paid to KPL athletes based on their performance in 2022.

•
Talent management.   Cost of revenues from talent management service increased from US$14.2 million in 2021 to US$39.5 million in 2022, primarily because we entered into talent management business in August 2021. In particular, (i) live streaming service fee paid to online entertainers increased from US$12.9 million in 2021 to US$36.1 million in 2022, and (ii) amortization of intangible asset related to our talent management service increased from US$1.3 million in 2021 to US$3.3 million in 2022, represents amortization of costs associated with the acquisition of certain online entertainers over the term of the talent agreement.

•
Event production.   Cost of revenues from events production increased from US$3.1 million in 2021 to US$4.9 million in 2022, mainly because the event production business was under Wuhan ESVF, and was not included in our consolidated results of operation until after the merger of Wuhan ESVF and Shenzhen VF in March 2021. In particular, service cost, including those related to venue establishment, salaries of employees, as well as event promotion increased from US$2.6 million in 2021 to US$4.7 million, which was in line with our expansion into new series of large-scale esports events.

Gross Profit/Loss and Gross Profit Margin
As a result of the foregoing, we recorded gross loss of US$0.6 million in 2021 and gross profit of US$3.7 million in 2022. Our gross margin increased from negative 1.9% in 2021 to 5.7% in 2022. Our gross loss in 2021 was primarily due to the business combination between Shenzhen VF and Wuhan ESVF, which led to initial operating inefficiencies as we integrated the two businesses.
•
Esports teams operation.   Gross profit from esports teams operation increased from US$76,000 in 2021 to US$3.9 million in 2022, and gross margin increased from 0.5% in 2021 to 18.1% in 2022, primarily due to significant increase in (i) league revenue share and prize money, and (ii) sponsorship and advertising fees as eStar achieved its top performance in 2022 KPL tournaments, as compared to the relatively stable salaries and prize money paid to the professional esports athletes.
•
Talent management.   Gross loss from talent management service increased from US$0.7 million in 2021 to US$0.9 million in 2022, primarily due to an increased amortization of intangible asset related to our talent management service in 2022, represents amortization of costs associated with the acquisition of certain online entertainers over the term of the talent agreement, as we did not enter into talent management business until in August 2021. Gross profit from talent management service, calculated as cost of revenues excluding amortization of related intangible asset increased from US$0.6 million in 2021 to US$2.4 million in 2022, primarily due to (i) our termination of business with a customer with relatively low margin, and (ii) increase in gross profit generated from transfer of online entertainers. Gross margin of talent management service increased from negative 5.4% in 2021 to negative 2.3% in 2022. Gross profit margin of talent management service, excluding the amortization of related intangible assets from cost of revenues, increased from 4.3% in 2021 to 6.3% in 2022, primarily due to our optimization of business with customers based on their respective profit margin, to achieve higher operating efficiency.

•
Event production.   Gross profit from events production increased from US$57,000 in 2021 to US$702,000 in 2022, and gross margin increased from 1.8% in 2021 to 12.6% in 2022, mainly due to (i) our expansion into new series of large-scale esports events with higher margin, and (ii) the increased economies of scale and higher operating efficiency.

Operating Expenses
Our operating expenses increased from US$7.9 million in 2021 to US$11.8 million in 2022, with operating expenses as percentage of our net revenues decreased from 24.7% to 18.0%, as a result of the improvement of our operating efficiency.
Selling and Marketing Expenses
Our selling and marketing expenses increased from US$2.6 million in 2021 to US$5.5 million in 2022, primarily as a result of business combination between Shenzhen VF and Wuhan ESVF in March 2021 and the expansion of talent management business in August 2021 through the acquired agency contract rights, as compared to expenses for the full year 2022. The increase in our selling and marketing expenses consist primarily of (i) the increase in staff costs from US$1.4 million in 2021 to US$2.7 million in 2022, and (ii) the increase in advertising costs and marketing and promotion expenses from US$0.8 million in 2021 to US$1.3 million in 2022.
General and Administrative Expenses
Our general and administrative expenses increased from US$5.2 million in 2021 to US$6.3 million in 2022, mainly because the administrative expenses incurred by Wuhan ESVF were not included in our consolidated results of operations until after the business combination of Shenzhen VF and Wuhan ESVF in March 2021. The increase in the administrative expenses was primarily due to (i) the increase in staff costs from US$1.7 million in 2021 to US$2.4 million in 2022, as a result of our expansion in the talent management business, (ii) the increase in professional service fees from US$1.2 million in 2021 to US$1.5 million in 2022 in relation to this offering, partially offset by a decrease of US$0.3 million in share-based compensation for our management and administrative employees.
Other Income
Our other income increased from US$0.9 million in 2021 to US$2.0 million in 2022, primarily due to (i) US$0.9 million of tournament league seat fee that were waived by the league in 2022, and (ii) to an increase of US$0.3 million in government grants.
Net Loss
As a result of the foregoing, we recorded net loss of US$6.3 million in 2022, compared to net loss of US$8.1 million in 2021.

Results of Operations of Ninjas in Pyjamas Prior to Consolidation
The following table sets forth a summary of the consolidated results of operations of Ninjas in Pyjamas for the years presented, both in absolute amount and as a percentage of the total revenues for the years presented. This information should be read together with the consolidated financial statements of Ninjas in Pyjamas and related notes included elsewhere in this prospectus. The results of operations in any year are not necessarily indicative of our future trends.
	For the year ended December 31,
	2021		2022
	US$	%	US$	%
	(in thousands, except for %)
Net revenue	9,398	100.0	7,373	100.0
Cost of revenue	(3,963)	(42.2)	(3,657)	(49.6)
Gross profit	5,435	57.8	3,716	50.4
Operating expenses:
Selling and marketing expenses	(1,822)	(19.4)	(1,713)	(23.2)
General and administrative expenses	(1,541)	(16.4)	(1,495)	(20.3)
Total operating expenses	(3,363)	(35.8)	(3,208)	(43.5)
Operating income	2,072	22.0	508	6.9
Other income/(expenses), net:
Other income/(expenses), net	23	0.2	(12)	(0.2)
Financial income/(expenses), net	48	0.5	(95)	(1.3)
Total other income/(expenses), net	70	0.7	(107)	(1.5)
Income before income tax expense	2,142	22.7	401	5.4
Income tax expenses	(466)	(5.0)	(145)	(2.0)
Net income	1,676	17.7	256	3.4
Non-GAAP Financial Measure
To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measure to understand and evaluate our core operating performance: adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax expenses, depreciation and amortization and share-based compensation expense. The non-GAAP financial measure is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to the most directly comparable GAAP financial measure. As non-GAAP financial measure his material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure as a substitute for, or superior to, such metrics prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on any single financial measure.

	For the year ended December 31,				For the six months ended June 30,
	2021		2022		2022		2023
	Actual	Pro Forma (Unaudited)	Actual	Pro Forma (Unaudited)	Actual	Pro Forma (Unaudited)	Actual
	(US$ in thousands, except for %)
Net loss	(8,139)	(6,463)	(6,306)	(6,050)	(6,034)	(6,092)	(11,271)
Add:
Interest expense, net	520	520	365	460	202	202	218
Income tax expenses (benefit)	66	532	(139)	6	(510)	(490)	(818)
Depreciation and amortization(1)	3,477	3,724	5,266	5,694	2,759	2,952	2,866
Share-based compensation expense	456	456	166	166	86	86	6,257
Adjusted EBITDA	(3,620)	(1,231)	(648)	276	(3,497)	(3,342)	(2,748)
Adjusted EBITDA margin(2)	(11.4)	(3.0)	(1.0)	0.4	(14.1)	(12.0)	(7.1)

Notes:
(1)
Primarily consists of depreciation related to property and equipment, as well as amortization related to intangible assets

(2)
Adjusted EBITDA as a percentage of revenues.

Liquidity and Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity have been cash from financing activities. As of December 31, 2021 and 2022 and June 30, 2023, our cash and cash equivalents were US$11.4 million, US$9.6 million and US$12.1 million respectively. Cash and cash equivalents consisted of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.
Based on our current level of operations and available cash, we believe our available cash, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.
We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries. We are permitted under applicable laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for

PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
The following table sets forth a summary of our cash flows for the periods presented:
	For the year ended December 31,		For the six months ended June 30,
	2021	2022	2022	2023
	(US$ in thousands)
Net cash used in operating activities	(1,219)	(9,634)	(1,828)	(2,721)
Net cash provided by (used in) investing activities	6,979	(1,719)	1,780	2,354
Net cash provided by (used in) financing activities	573	9,784	(775)	2,977
Effect of exchange rate changes	22	(252)	(164)	(128)
Net increase (decrease) in cash and cash equivalents	6,356	(1,821)	(987)	2,482
Cash and cash equivalents at the beginning of the year	5,053	11,409	11,409	9,588
Cash and cash equivalents at the end of the year	11,409	9,588	10,422	12,070
Net cash used in operating activities
Net cash used in operating activities was US$2.7 million for the six months ended June 30, 2023, primarily attributable to (i) our net loss of US$11.3 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (a) share-based compensation expense of US$6.3 million, (b) depreciation and amortization of US$2.9 million, and (ii) changes in operating assets and liabilities, which was primarily the result of an increase in accounts receivable, net of US$5.6 million, partially offset by an increase in accounts payable of US$3.9 million.
Net cash used in operating activities was US$9.6 million in 2022, primarily attributable to (i) our net loss of US$6.3 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation and amortization of US$5.3 million, and (ii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable, net of US$7.0 million, (b) a decrease in deferred revenue of US$3.0 million, (c) an increase in amount due from/to related parties of US$1.3 million, and (d) an increase in prepaid expenses and other current assets of US$1.1 million, partially offset by (a) an increase in accounts payable of US$4.1 million.
Net cash used in operating activities was US$1.2 million in 2021, primarily attributable to (i) our net loss of US$8.1 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation and amortization of US$3.5 million, and (ii) changes in operating assets and liabilities, which was primarily the result of an increase in accounts receivable, net of US$7.4 million, partially offset by (a) an increase in deferred revenue of US$3.4 million, and (b) an increase in accounts payable of US$2.9 million.
Net cash (used in) provided by investing activities
Net cash provided by investing activities was US$2.4 million for the six months ended June 30, 2023, which was primarily attributable to (i) disposal of intangible asset of US$2.6 million, and (ii) cash acquired from acquisition of Ninjas in Pyjamas of US$1.7 million, partially offset by purchase of intangible asset of US$1.8 million.
Net cash used in investing activities was US$1.7 million in 2022, which was primarily attributable to (i) purchase of intangible asset of US$5.8 million, and (ii) purchase of property and equipment of US$0.8 million, partially offset by (i) disposal of intangible asset of US$4.3 million, and (ii) collection of loan to related party of US$0.5 million.
Net cash provided by investing activities was US$7.0 million in 2021, which was primarily attributable to disposal of intangible assets of US$16.9 million, partially offset by (i) purchase of intangible assets of US$9.1 million, (ii) purchase of property and equipment of US$0.6 million, and (iii) loan to related parties of US$0.5 million.

Net cash provided by financing activities
Net cash provided by financing activities was US$3.0 million for the six months ended June 30, 2023, which primarily comprised (i) proceeds from borrowings of US$9.1 million, and (ii) collection of shareholder investment fund receivable of US$3.0 million, partially offset by (i) repayments of borrowings of US$5.4 million, and (ii) repayment of loan from related party of US$3.7 million.
Net cash provided by financing activities was US$9.8 million in 2022, which primarily comprised (i) issuance of preferred shares of US$12.0 million, (ii) loan from related party of US$7.5 million, and (iii) proceeds from borrowings of US$6.7 million, partially offset by (i) repayment of loan from related party of US$11.7 million, (ii) repayment of borrowings of US$2.6 million, and (iii) repayment of capital injection of US$1.5 million.
Net cash provided by financing activities was US$0.6 million in 2021, which primarily comprised (i) loans from related parties of US$8.6 million, (ii) proceeds from borrowings of $3.4 million, (iii) issuance of preferred shares of US$1.6 million and (iv) capital injection to be refunded in reorganization of US$1.6 million, partially offset by repayment of loan from related parties of US$13.9 million.
Material Cash Requirements
Our material cash requirements as of June 30, 2023 and any subsequent period primarily include our capital expenditures.
Capital Expenditures
Our capital expenditures are incurred primarily in connection with the acquisition of professional athletes and league seats. Our capital expenditures were US$9.6 million, US$6.5 million and US$1.9 million in 2021, 2022 and the six months ended June 30, 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.
Critical Accounting Policies, Judgments and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) business combination; (iii) asset acquisition; and (iv) income taxes. See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.
Valuation of ordinary shares and preferred shares
The fair value of our ordinary shares and preferred shares were determined with the assistance of an independent third-party valuation firm, by applying discounted cash flow method under income approach and equity allocation model based on option pricing model with probability-weighted scenario analysis using management's estimates and assumptions.

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, revenue growth rate, discount rate, risk-free interest rate and subjective judgments regarding our projected financial and operating results, its unique business risks, the probabilities of each scenario of possible future outcomes and its operating history and prospects at each of the valuation dates.
Valuation in the purchase price allocation associated with business combination
We used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:
•
Esports Tournament Seats were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

•
Brand names were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

•
Other assets and liabilities carrying value approximated fair value at the time of acquisition.

The estimation involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, revenue growth rate, discount rate, risk-free interest rate, royalty rates and subjective judgments regarding our projected financial and operating results, its unique business risks.
Income taxes
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The amounts of allowance over Deferred tax assets were US$ 10,988, US$1,372,267 and US$1,778,360 as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Internal Control Over Financial Reporting
Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2021 and 2022 for each of the two years in the period ended December 31, 2021 and 2022, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.
We are in the process of implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.
Holding Company Structure
NIP Group Inc. is a holding company with no material operations of its own. We conduct our China business primarily through our PRC subsidiaries and, prior to the Restructuring, also through our former VIE, Wuhan ESVF. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. We expect that the amounts of such dividends will increase in the foreseeable future as our China business continues to grow. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries when needed.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Rate Risk
From July 21, 2005, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against the U.S. dollar, there was appreciation of approximately 2.3% in 2021, depreciation of approximately 8.2% in 2022 and appreciation of approximately 5.1% for the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Industry
The information presented in this section has been derived from an industry report commissioned by us, prepared by Frost & Sullivan and with data supported by Newzoo, both are independent research firms, to provide information regarding our industry and our market position. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.
Overview of the Global Gaming and Esports Market
According to the Frost & Sullivan Report, the number of gamers globally has experienced significant increase at a CAGR of 7.1% from 2.3 billion in 2017 to 3.1 billion in 2021, and is expected to further increase at a CAGR of 5.5% from 3.3 billion in 2022 to 4.3 billion in 2027. In line with the growth of the gamer population and various gaming platforms, the esports industry has experienced substantial growth as well. Esports refers to competitive and organized video gameplay in either online or offline and multi-player or single-player format, with a specific goal or prize, such as winning a championship title or prize money. Esports games can be further categorized into PC/console esports games such as League of Legends, Dota 2, CS:GO and Rainbow Six, and mobile esports games such as Honor of Kings and PUBG Mobile.
Traditionally, esports has been predominantly PC/console-based. However, mobile esports games have gained popularity in recent years with the proliferation of smartphones, the development of mobile internet and the increasingly fragmented entertainment time span of contemporary life. With the same immersive experience as PC/console esports games but less niche technical requirements both in terms of skills and hardware requirements, mobile esports games have become mainstream esports titles in Asian countries. According to the Frost & Sullivan Report, in 2021, mobile gamers accounted for 92.4% of the total gamers in China, compared to 83.6% of that of the total gamer base globally.
The following diagrams illustrate market size of the overall gaming and esports industry by revenue for the periods presented.

Source: Frost & Sullivan

Source: Frost & Sullivan
China
The market size of esports industry in China has grown rapidly, driven by favorable government policies combined with the large population base. The PRC government has in recent years launched a series of esports competitions and events and supporting policies in terms of funding, talent growth, taxation, visas and broadcasting, providing an ideal macro backdrop for the development of the industry. As a result, gaming is exceedingly prevalent in Chinese pop culture, young people have increasingly viewed esports as a viable career option.
Europe
The European Parliament has recognized the huge potential of gaming and esports in EU education policy and learning. Gaming has encouraged students to pursue careers in science, technology, engineering, arts and mathematics, and esports can aid in the development of digital society. The European Parliament insists that gaming and esports can be valuable pedagogical tools to keep students actively engaged in the curriculum and to develop digital literacy, soft skills and creative thinking. As a result, esports has grown into an important part of the mainstream culture in Europe as compared to the rest of the world. For example, many European cities have begun to integrate esports culture into urban development planning, actively establish esports venues and clubs, establish e-sports management-related majors on campus and support the development of esports game-related enterprises.
South America
According to the Frost & Sullivan Report, South America is one of the highest growth regions for esports in the world. The esports industry in South America has benefited from a relatively young population where millennials and Gen Z’ers are more in tune with digital media and technology, including gaming and esports. Investment in esports is also increasing in the region, leading to the emergence of new tournaments, leagues and teams.
Overview of Global Esports Tournament Market
Esports tournaments are generally held for one or more game titles in various formats, with incentives such as prize money or championships. Similar to the development of professional sports-based businesses, the esports industry has gradually expanded its vertical and horizontal reach and grown its revenue potential. Like traditional sports, esports is highly competitive and provides a dynamic and engaging viewing experience, attracting massive viewership and attention.
The following diagram shows the top ten global esports game titles and top ten world tournaments by prize pool in 2022.

Source: Frost & Sullivan
Esports has achieved large scale and wide reach despite its short history. As illustrated by the table following this paragraph, according to the Frost & Sullivan Report, compared with traditional sports, esports has achieved larger viewership and has a more diverse audience base. For example, as shown in the table following this paragraph, according to the Frost & Sullivan Report, in 2021 and on a peak viewership basis, 350.0 million viewers watched League of Legends Worlds, 92.4 million viewers watched the Kings Pro League (KPL) Spring Finals, and over 200.0 million viewers watched The International Dota II (Ti), whereas 16.5 million viewers watched the National Basketball Association (NBA) Finals, 120.0 million viewers watched the National Football League (NFL) Superbowl, and 11.4 million viewers watched the English Premier League (EPL) Liverpool vs Manchester United. However, as illustrated by the table following this paragraph, according to the Frost & Sullivan Report, total annual revenue generated from the top esports leagues is considerably lower than that from traditional sports leagues, indicating ample growth potential. For example, as shown in the table following this paragraph, according to the Frost & Sullivan Report, annual revenue generated through LOL, KPL, Ti, NBA, NFL and EPL in 2021 was approximately US$0.2 billion, US$0.1 billion, US$0.5 billion, US$10.0 billion, US$15.2 billion and US$6.9 billion, respectively. Traditional sports tournaments have been in existence developed for an extended period of time. While esports tournaments come later in time, esports fans generally spend more on in-game purchases. In addition, the average age of esports fans is significantly younger than that of traditional sports, largely consisting of millennials and Gen Z.
The following table presents viewership demographics and annual revenue for certain major esports and traditional sports leagues in the world.

Source: Frost & Sullivan
Notes:
(1)
The viewership numbers are based on peak viewership during the respective tournament finals period in its own primary coverage regions as stated above. The respective tournament finals are the 2021 LOL World Championship Finals held on November 6, 2021, the 2021 King Pro League Spring Finals held on June 26, 2021, The International Dota 2 held on May 22, 2022, NBA Finals held on July 20, 2021, NFL Superbowl held on February 7, 2021, and EPL match — Liverpool vs Manchester United held on May 13, 2021.

Esports Audience
By providing a competitive and dynamic viewing experience and with strong social elements, esports represents a dominant form of entertainment globally and in particular for younger generations. According to the Frost & Sullivan Report, esports gamers aged below 34 made up 73.0% of all esports gamers globally in 2021, and will continue to drive the growth of esports and make up the largest proportion of esports gamers and audience in the foreseeable future. Driven by common interests and shifting spending habits among young generations, the esports industry is expected to have tremendous commercialization potential.
Esports tournaments are constantly innovating to make esports more entertaining and mainstream. According to the Frost & Sullivan Report, 500 million viewers tuned in to watch esports in 2021 globally, among which esports enthusiasts, which are people who watch esports content at least once a month, accounted for 236 million, or 47.2%, and occasional viewers, which are people who watch esports content fewer than once a month, accounted for 264 million, or 52.8%. According to the Frost & Sullivan Report, the number of esports enthusiasts is expected to reach 322 million in 2027 globally at a CAGR of 6.1% from 2022 to 2027, and the number of occasional viewers is expected to reach 361 million in 2027 at a CAGR of 5.9% from 2022 to 2027.

Source: Newzoo (for data from 2017 to 2021), Frost & Sullivan (for data from 2022 to 2027E)
China plays a key role in shaping esports into the sensational phenomena it is today and continues to lead and drive the growth in esports globally. The popularity and demand for esports in China is evidenced by an increased number of esports audience and specifically, esports enthusiasts, with the penetration rate increased from 47.4% in 2017 to 59.2% in 2021, and is expected to further increase to 61.4% in 2027.
The following diagram illustrates number of esports audience in China by audience type for the periods presented.

Source: Newzoo (for data from 2017 to 2021), Frost & Sullivan (for data from 2022 to 2027E)
Industry Participants
Game Developers and Publishers
Game developers and publishers own the IP to the esports games and can make authorization for esports tournaments, with the aim of promoting their games and increasing their user base, user engagement and gross billings.
League Managers
League managers are individuals or organizations responsible for overseeing the administration and operation of a esports league. They are typically responsible for ensuring that the league operates fairly, smoothly, and in compliance with its governing rules and regulations.
Tournament Operators
Tournament operators are generally companies that organize and operate esports tournaments, produce and commercialize esports tournaments, and enhance engagement amongst gamers and audience.

Esports Gamers
People who play esports games on a PC, a console, a mobile device, or through cloud service in the past six months.
Esports Audience
People who watch and consume esports tournaments and esports-related content.
Distribution Channels
Platforms that distribute esports content. These channels include online live-streaming and other online entertainment platforms, and traditional broadcasting, networks and transmissions.
Esports Online Entertainers
Social media celebrities who provide real-time commentary on esports games and tournaments, or who play and narrate esports games themselves, or narrate on the gameplay of other gamers. They are typically managed by talent managers.
Brands and Sponsors
Companies that seek to advertise their brands and products through esports.
Key Drivers of the Global Esports Market
Rising Popularity of Video Games
Video games have gained massive popularity over the years, especially due to the advent of novel products from video game console developers including Microsoft, Sony Interactive Entertainment and Nintendo Video. As a result, the gaming sector is changing rapidly from being a casual hobby for entertainment to a profession with meaningful career opportunities. In fact, esports has gained similar traction and fixation to conventional sports. Massive esports tournaments are being organized across the globe with lucrative sponsors and significant investments from international brands. Furthermore, many celebrities endorse such tournaments with live streaming being the major source of viewing. Esports has matured with the millennial generation, become a cultural touchstone, and extended their relevance way beyond the early years into Gen Z and every generation that follows who grew up as digital natives with an intrinsic relationship with digital gaming. As a result of this, the demand for esports and relevant products is increasing rapidly. Therefore, these factors are expected to drive growth of the global esports market during the forecast period.
Global Policies Encouraging Esports Development
The growth of esports in China is supported by regulatory policies and secular industry tailwinds. In China, the government has implemented policies that support esports both on the national and local levels. In 2021, Ministry of Culture and Tourism of China published “The Culture and Tourism Development Plan during the ‘14th 5-year Plan’ Period” to “promote the integration and development of esports, game and amusement industry.” In addition, the Olympic Council of Asia has approved esports to be an official medal event at the 19th Asian Games 2022 to be hosted in Hangzhou, China.
On November 10, 2022, the European Parliament adopted a resolution on esports and video games. In this resolution the European Parliament calls on the Commission and the Council to acknowledge the value of the video game ecosystem as a major cultural and creative industry (“CCI”) with strong potential for further growth and innovation.
The Saudi gaming and esports sectors are keeping pace with the rapid growth under Vision 2030’s diversification goals. The Ministry of Communications and Information Technology (MCIT) has also contributed to private-public partnerships and infrastructure investments. In October 2021, the Saudi government announced plans to invest another US$37.8 billion in esports-related businesses in the Middle East. This investment, along with others, drives the industry’s explosive rise.
Increasing Numbers of Brands and Sponsors
Increasing numbers of brands and sponsors from various industries are recognizing the value and reach of esports and are actively participating in commercialization of the esports industry. The commercial cooperation field of esports has been broadened, and the partners have become more and more diversified. In addition to traditional hardware manufacturers, enterprises in the fields of automobile, FMCG and finance have also started to sponsor KPL and LPL events.
Broadcasting and Media Rights
In esports, broadcasting and media rights is a key growth driver as the worlds of media and gaming continue to converge. As publishers in esports own the intellectual property for each game they’ve created, they have the ultimate authority to set the terms by which other parties can utilize their software. However, the industry is now reaching a turning point where the adoption of games and of esports has exploded. Consequently, publishers are looking to capitalize on this audience and momentum by monetizing broadcasting and signing exclusive content deals. Additionally, since gamers and organizations draw in these fans, they are seeking revenue share agreements with publishers. These new developments are catalysts for the emerging franchise models explained above, whereby teams, gamers, and publishers yield similar revenue splits.
Esports Education and Training
Although gaming was considered a casual hobby in the past, it has grown into a professional career option for many aspiring gamers. Many universities and colleges have started enrollment for professional gaming courses or esports degrees. Furthermore, many institutions offer scholarship for aspiring gamers, which is expected to boost esports popularity. Therefore, these factors are expected to propel the global esports market growth over the forecast period. And the leading players in the game industry represented by Tencent continue to strengthen the market education, and invest a lot of funds and resources to promote the development of the industrial chain, thus making the penetration rate of esports increase year by year.
Iterative Upgrades of Esports Business Model
The increasingly professional sports-based operation is expanding a bigger business map for esports. The business model has been improved day by day. After borrowing the business model of traditional sports, esports leagues have gradually developed the commercial value of multiple modules such as media rights, derivatives, tickets and advertisements.
Global Esports Club, Talent Management and Event Production Markets
Esports Club Market
According to the Frost & Sullivan Report, driven by increased tournament viewership and continuous government support, the global esports club market in terms of revenue grew at a CAGR of 26.6% from US$0.5 billion in 2017 to US$1.4 billion in 2021 and is expected to continue to grow at a CAGR of 18.8% from 2022 to 2027, eventually reaching US$3.9 billion in 2027.

Source: Frost & Sullivan
Esports Talent Management Market
The advent of streaming has increased demand for, and spend on, video content. As the esports gaming space continues to draw the interest of the world, content rooted in it become more important across the media landscape. According to the Frost & Sullivan Report, the global talent management market has increased drastically at a CAGR of 63.2% from US$0.3 billion in 2017 to US$2.3 billion in 2021 and is expected to continue to grow at a CAGR of 23.4% from 2022 to 2027, reaching US$8.2 billion in 2027.

Source: Frost & Sullivan
Esports Event Production Market
The continuously increasing popularity of esports supports events with mass appeal. According to the Frost & Sullivan Report, the global esports event production market has increased at a CAGR of 23.4% from US$0.3 billion in 2017 to US$0.6 billion in 2021 and is expected to continue to grow at a CAGR of 27.3% from 2022 to 2027, reaching US$2.7 billion in 2027. The market size decreased from US$0.8 billion in 2019 to US$0.5 billion in 2020, primarily because a large number of events were either cancelled or postponed due to the global COVID-19 outbreak and the series of measures imposed by governments to contain its spread, which include restrictions on public gathering and travel bans.

Source: Frost & Sullivan
Competitive Landscape of Esports Companies
NIP Group Inc. has won 19 championships in global top 10 esports titles in the world measured by prize pool in their world tournaments, including in CS:GO, Honor of Kings, Rainbow Six and FIFA, representing more in unique game titles with top tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report. The following diagram illustrates the comparison of championship wins across leading esports teams as of January 31, 2023.

Note:
(1)
Among the top-tier world tournaments in top ten global esports game titles by prize pool.

Source: Frost & Sullivan
Entry Barriers to the Esports Industry
Collaborative Resources with Industry Stakeholders
In the esports industry, it takes time and effort to build relationships and trust with stakeholders such as game developers and promoters, esports leagues and content distribution platforms. For instance, fixed number of seats in top tier leagues cuts off vast majority of small esports clubs. Therefore, earlier entry into the esports industry and longer-term cooperative relationship with relevant stakeholders would generate first-mover advantage as there are often limited league seats available within the designated game title.
Talent Reserve and Training Management System
There is a talent shortage in esports industry. It is difficult for small esports team to attract top-tier athletes and online entertainers due to limited track record and a lack of popularity. In addition, small esports teams normally do not have a mature and systematic talent training and management system, or incubation of influencers. Therefore, it would be hard for these small esports club to cultivate and retain quality athletes.
Esports Equipment and Technology
Significant capital outlay, such as best gaming peripherals, is required to ensure top performance of the athletes. The ability to apply AI, data analytics and the latest technology, such as VR and AR, to the daily training of athletes largely helps to enhance and stabilize their performance.
Capital Reserves and Commercialization Ability
The operation of an esports team is capital centric. A large amount of capital is required for athlete training, daily operations, and management of fans. Therefore, whether an esports team could reserve enough funds in the early stage to sustain the capital outflows would become one of the most important factors that hinders new entrants.
In addition, the commercial value of an esports team is measured by the number of brands, sponsors and advertisers behind it. Global top esports teams are relatively concentrated and it is difficult for newcomers to earn sponsorships or advertisement.

Business
Our Mission
Our mission is to create transformative esports experiences that entertain, inspire and connect fans across the globe.
Our Vision
Our vision is to become the premier esports organization in the world.
Overview
We are a leading esports organization with the most expansive global footprint by virtue of our operations across Asia, Europe and South America, according to the Frost & Sullivan Report. Among the top ten esports titles in the world in terms of prize pool, our wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report. We were founded based on a passion for esports and belief that esports can create the same types of historical and legendary experiences and memories as traditional sports have for the past century.
We operate two esports brands: Ninjas in Pyjamas and eStar Gaming. Ninjas in Pyjamas, our PC/console esports brand, was founded in 2000 in Sweden. Competing at the highest levels in multiple esports titles over two decades, Ninjas in Pyjamas has earned recognition as one of the most storied, recognized and iconic brands in the esports world. At the same time, eStar Gaming, our mobile esports brand, is the top team in the Honor of Kings King Pro League (KPL), the most successful team in KPL history in terms of titles and widely considered to be the most successful mobile esports team in the world, according to the Frost & Sullivan Report. We have a comprehensive portfolio of esports teams, competing at the highest level in video game titles such as League of Legends, CS: GO, Honor of Kings, Rainbow Six, Valorant, Rocket League, Fortnite and Call of Duty Mobile.
We believe that there is tremendous potential in what we refer to as the “esports+” model, with the first phase being competitive esports itself — building championship-caliber teams across the most popular esports titles. NIP Group is currently at the second phase of esports+, supplementing our competitive esports business with our talent management, event production, creative studios, and burgeoning advertising businesses to create a diverse and sustainable revenue stream driving our continued growth. Going forward, we believe that we are only limited by our imagination for the third phase of esports+, and are actively exploring opportunities in areas such as esports education and training, fan universe (B2C monetization and metaverse), NFTs, esports real estate and IP licensing. As of June 30, 2023, we have provided esports education related services to more than 14 educational institutions in cities including Shenzhen, Chongqing, Xi’an, Guangzhou, Wuhan, Dalian, Guiyang and Zhongshan, and we are aiming to bring our contents and services to 50 educational institutions across China by the end of 2025. We anticipate costs associated with our undertaking of esports education business to include staff costs as well as costs related to content development, professional training and brand building. We plan to finance our esports education business through capital contribution or shareholder loans. In addition, we have also entered into collaboration agreements with digital collection platforms in China, and have launched our NFT collection in November 2022. Aiming to create a global benchmark for esports+, we are also actively creating our proprietary IPs in the fields of fashion, art and metaverse. In 2022 and 2023, we launched over 20 IP collaborations with companies spanning the telecommunication, automobile, sportswear, and various other industries, introducing co-branded vehicles, peripherals, clothing, beauty products, beverages, and gift boxes. We also license companies to use the image, including AI and virtual image of our athletes for promotion. We expect to further expand our IP collaborations to 40 by 2025.
Currently, we are focused on developing talent for both our esports teams and greater roster of online entertainers. On the esports side, we have combined Ninjas in Pyjamas’s 20-plus years of development experience as well as eStar Gaming’s demonstrated success in the burgeoning competitive mobile games market in the past five years. Our talent management business also focuses on developing esports athletes to become successful online entertainers, extending their success in the esports world further to the entertainment world. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram, with over 33 million followers as of September 30, 2023, joined us as a partner and beneficial shareholder.
We experienced robust growth in our net revenues, which increased from US$31.8 million in 2021 to US$65.8 million in 2022. Our net revenues increased from US$24.8 million for the six months ended June 30, 2022 to US$38.6 million for the six months ended June 30, 2023. We recorded gross loss of US$0.6 million in 2021 and gross profit of US$3.7 million in 2022, representing gross loss margin of 1.9% and gross profit margin of 5.7% for the same years, respectively. We recorded gross loss of US$0.35 million for the six months ended June 30, 2022 and gross profit of US$2.3 million for the six months ended June 30, 2023, representing gross loss margin of 1.4% and gross profit margin of 5.9% for the same periods, respectively.
Our Strengths
We believe the following strengths contribute to our success:
Leading esports organization with most expansive global footprint
We are a leading esports organization with the most expansive global footprint by virtue of our operations across Asia, Europe and South America, according to the Frost & Sullivan Report. Among the top ten esports titles in the world in terms of prize pool, our wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report.
Ninjas in Pyjamas, our PC/console esports brand, was founded in 2000 in Sweden and has pioneered the esports industry over two decades — driving the scene from its grassroots nascency and fielding competitive teams at the highest levels earning 56 championship wins in tier one competition since 2012, including wins in CS:GO ESL One: Cologne in 2014, Rainbow Six Invitational in 2021 and FIFA EA Sports Cup in 2023. eStar Gaming, our mobile esports brand, is the top team in the Honor of Kings King Pro League (KPL), the most successful team in KPL history in terms of titles and widely considered to be the most successful mobile esports team in the world according to the Frost & Sullivan Report, having won the inaugural Honor of Kings International Championship in 2019 and 2022 and securing first place in the 2022 KPL spring. We are also the only esports organization in China with home courts in two cities, with our Ninjas in Pyjamas League of Legends team in Shenzhen and eStar Gaming Honor of Kings team in Wuhan. We also field teams in Brazil and will be expanding teams to North America and the MENA region in 2023.
Largest portfolio of video game titles competed at highest level of competition
As of the date of this prospectus, we fielded teams in 12 esports titles, which was the most for all esports organizations in the world, according to the Frost & Sullivan Report. Our esports teams compete in leagues at the highest level across a broad portfolio of video game titles, including:
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Ninjas in Pyjamas (formerly as Victory 5) in the LPL, League of Legends professional league. China is widely considered to be one of the most competitive regions in League of Legends, the most popular esports title in the world. As a result, according to the Frost & Sullivan Report, the LPL is the most viewed in League of Legends league, and has the most amount of investment into it.

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eStar Gaming, the 2022 world champions in Honor of Kings, one of the most played mobile games in the world, according to the Frost & Sullivan Report, and the only team having won eight championships at the highest level of competitions in Honor of Kings, including two world championships.

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Ninjas in Pyjamas, winners of ESL One: Cologne in 2014 and Weplay Academy League 2022 in CS:GO.

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Ninjas in Pyjamas, winner of the 2021 Six Invitational in Rainbow Six.

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Ninjas in Pyjamas, winner of the EA Sports Cup in 2023 in FIFA.

We also field strong teams in popular PC/console titles such as Valorant, FIFA, Fortnite, and Rocket League, as well as mobile titles such as Call of Duty Mobile, QQ Speed and Crossfire. As of June 30, 2023, our eStar Gaming team won 58 tournaments and approximately RMB75.0 million (US$10.3 million) in prize money from tournaments and our Ninjas in Pyjamas team won 57 tier-one tournaments and approximately US$3.1 million in prize money from tournaments. This track record of success demonstrates that we are able to continuously grow teams organically or through acquisition for top esports titles along with the evolution of the esports scene, and maintain our long-standing position as a top esports organization without relying on any single team for any particular title.
We have also started assembling all-female rosters for various game titles to promote diversity and inclusivity, break gender barriers and reduce gender-based discrimination in the gaming industry. We launched our first all-female teams in CS:GO in September 2022. We believe our continuous investment and effort in creating opportunities for women to participate in esports can inspire more female players to pursue careers in gaming and technology.
Strong and loyal fan base
We have a strong and loyal fan base supporting both NIP Group and its Ninjas in Pyjamas and eStar Gaming brands, as well as our athletes and online entertainers. As of June 30, 2023, our social media accounts on Weibo, Twitter, Instagram and other platforms had combined followers of over 41 million. At the same time, our athletes and online entertainers signed with our talent management agency business had total social media followers of approximately 107 million, showing the robustness of our reach and the influence of our talent.
Proven talent development system across esports and entertainment
We continue to hone and improve our talent development system for success in both high-level esports competition and online entertainment as a whole. On the esports side, we have combined the best facets of western and eastern theory for competitive esports development and training to create a system designed for growth, longevity and performance. Ninjas in Pyjamas’s 20-plus years of development experience since the infancy stages of competitive esports has established a performance management structure focused on balancing performance with well-being, leveraging not only esports performance coaches but also psychologists, nutritionists and physical therapists. It aims to empower individual teams as much as possible in their daily work to make their own choices, while still leaving strategic decisions to core management individuals with industry expertise. This system works in tandem with eStar Gaming’s experience and demonstrated success in the burgeoning competitive mobile games market in the past five years. Our president, Mr. Liwei “xiaOt” Sun, was one of China’s most famous esports competitors, and applied his personal success in titles such as Warcraft III, Starcraft II and Heroes of the Storm to create a set of coaching and development philosophies that has culminated in high-level performance and KPL championships. The results of our proven development system has set new highs for KPL transfer fees, including a record-breaking transfer fee of RMB12 million for Zhejie “Zimo” Wu, a Honor of Kings player we developed.
We have also substantially invested into our esports training and development facilities. Our facilities in Stockholm and Wuhan were built from the ground up and are what we believe to be among the largest, most premium and most expensive esports facilities in the world.
Our talent management business also focuses on developing of roster of esports athletes to become successful online entertainers. By teaching our athletes to leverage their success in the esports world to expand their overall influence and reach, we provide them with a career beyond esports. The success of our athletes in turn attracts talent from both the esports and greater entertainment world to our organization. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram, with over 33 million followers as of September 30, 2023, joined us as a partner and beneficial shareholder.
Diversified revenue streams driving sustainable growth
We generate revenue through our competitive esports, talent management, event production and creative studio businesses. Although we are deeply focused on securing the best competitive results for our esports teams across geographies and titles, we recognize the need for sustainable organic growth and that profitability lies beyond championships. We believe that the path lies in what we refer to as “esports+.” We believe that while most esports organizations are currently at phase 1.0 of the esports+ model, which is focusing on competitive results, as well as permanent league spots for revenue share and diversified revenue stream, we have moved beyond to phase 2.0, which is successfully discovering new value propositions along the esports industry value chain, such as our talent management, event production, creative studios and burgeoning advertising businesses. This stage of the esports+ model drives us to focus on bringing value to participants in the esports ecosystem such as game developers, esports teams, advertisers and esports leagues, together with fans and other end consumers. By staying at the forefront of the evolving esports+ model, we are able to secure strong and sustainable revenue streams that help us achieve and maintain profitability. For the six months ended June 30, 2023, net revenues from our esports teams operation, talent management and events production businesses accounted for 25.5%, 69.8% and 4.7% of our net revenues, respectively, evidencing the diversity in our revenues.
Demonstrated success in acquisition and integration
NIP Group was created through the successful merger of two prominent esports organizations, Ninjas in Pyjamas and eStar Gaming, with very different histories, which was the largest M&A esports transaction ever. Since the merger, we have integrated the two organizations across geographies and cultures and developed a cohesive identity, strategy and vision for what NIP wants to achieve in the esports world. This demonstrated ability by our management to identify synergies and execute transactions provides us with a greater universe of opportunities for acquisitions and investments fit into our vision for esports+ and the NIP ecosystem.
Passionate management team supported by marquee shareholders
Our co-chief executive officers, Mario Ho and Hicham Chahine, work together seamlessly to bring their expertise, know-how and most importantly, love for esports, to managing our Asia and western businesses.
Mario currently serves as the CEO of our Asia business. He was previously the chief marketing officer of iDreamsky, a leading game publisher listed on the Hong Kong Stock Exchange, founded Victory 5 E-Sports, one of our predecessors, and is the current chairman of the Macau E-sports Federation. Hicham currently serves as the CEO of our Western business. He was recruited straight out of high school to Formuesforvaltning, the largest privately owned wealth management firm in the Nordics, where he spent eight years managing the firm’s hedge fund investments. In 2016, he decided to pursue esports out of passion and joined Ninjas in Pyjamas as its CEO and began scaling the brand to what it is today. Hicham is currently an executive board member of the World Esports Association and serves on the Executive Council of BLAST Premier. Their passion for esports is the impetus behind everything that we do for our fans and our industry.
We are also supported by our marquee shareholders, including prominent institutional investors such as SIG, ZhenFund, Nyx Ventures, Diglife, and strategic investment partners from leading Internet platforms such as Douyu and 360.
Our Strategies
We intend to pursue the following strategies to achieve our mission and vision:
Expand esports presence across geographies and titles
We plan to expand our esports presence through entering new geographies such as Southeast Asia, North America, the Middle East, Japan and Korea. We will also continue to identify popular esports titles with a visible path to sustainability to expand into, such as Valorant, Overwatch, Call of Duty, Mobile Legends and Street Fighter. Ultimately, our goal is to have a highly competitive flagship team in every relevant esports title in its largest global market, such as LPL in China, CS:GO in Europe and Rainbow Six in Brazil.

Leverage talent management capabilities to expand roster and influence
We will continue to leverage our strengths in talent management and development to attract the best esports athletes and online entertainers to the NIP brand. In particular, we plan to sign free agents in the China region as their original contracts expire. We will also expand our talent management business to other markets suitable for our brand, with the aim to become one of the world’s leading esports and online entertainment agencies.
Develop specialized content creation and advertising offerings into esports world
We will build out our in-house creative studios and acquire relevant businesses to serve our esports brands, online entertainers, event productions, external brands, publishers in their strategy, content creation and production needs. Ultimately, our goal is to build award-winning creative studios, anchored in esports and gaming and operating in the largest markets we are present in. Our true global footprint and influence in the global esports industry also allows us to execute our strategy to become a one-stop shop offering specialized content creation and advertising services to help sponsors and advertisers capture views throughout the esports value chain.
Increase fan engagement and monetization
Our fans form the foundation of our success, and we aim to drive sustainable and resilient growth by increasing engagement with our fans and in turn achieving greater lifetime value from each of our fans. We are currently exploring new consumption scenarios for our fans, such as digital and physical NIP gaming merchandise, as well as creating a fan universe that keeps fans meaningfully engaged with our organization and talent. For example, we expect to launch our NIP Fan Universe built on Metapolis in March 2023.
Explore strategic acquisition and investment opportunities
We will selectively pursue acquisition and investment opportunities to supplement the organic growth of our core businesses, including purchasing esports league seats and strategic acquisitions of talent agencies and event production companies, as well as opportunities along the esports+ growth model. Our core focus for these acquisitions and investments will be profitability, as we believe in bringing the most value to our shareholders. We believe that becoming a U.S. public company through this offering will greatly bolster our ability to capture these opportunities.
Remain cutting edge for new esports mediums
The esports industry is still at a nascent stage of growth, and we expect that it will evolve together with advances in gaming media and technology. As such, we are dedicated to remaining on the cutting edge of the gaming and esports world, and continue to be prepared for new gaming and competitive media in virtual reality, augmented reality, Web 3.0 and artificial intelligence. In addition, we are also diving into the expansion of esports into the metaverse and the use of NFTs to achieve new esports opportunities.
Continue growth along esports+ model
We plan to continue our growth along the esports+ model to reach its Phase 3.0 and the extend revenue realization opportunities it provides in areas such as esports education and training, team app subscriptions, NFTs, esports real estates and IP licensing. We believe that the sky is the limit for what we can achieve in the esports world.
Esports Teams
We operate two brands: Ninjas in Pyjamas and eStar Gaming, both competing in leagues at the highest level across a broad portfolio of video game titles. As of June 30, 2023, our eStar Gaming team won 58 tournaments and approximately RMB75.0 million (US$10.3 million) in prize money from tournaments and our Ninjas in Pyjamas team won 57 tier-one tournaments and approximately US$3.1 million in prize money from tournaments. Among the top ten esports titles in the world in terms of prize pool, our wins in tier-1 world tournaments in CS:GO, Honor of Kings, Rainbow Six and FIFA represent more unique game titles with top-tier wins than any other esports organization as of January 31, 2023, according to the Frost & Sullivan Report.
The core asset of our esports teams is our talent pool. As of June 30, 2023, we had 125 athletes on our roster, with 94 based in Greater China, 23 based in Europe and 8 in Brazil, competing globally across 14 leagues in 12 esports titles. We are also the only esports organization in China with home courts in two cities, with our Ninjas in Pyjamas League of Legends team in Shenzhen and eStar Gaming Honor of Kings team in Wuhan.
Ninjas in Pyjamas
Ninjas in Pyjamas, our core PC/console esports brand, was founded in 2000 in Sweden and has pioneered the esports industry over two decades — driving the scene from its grassroots nascency and fielding competitive teams at the highest levels, earning 47 championship wins in tier one competition since 2012. As of June 30, 2023, we had 44 athletes on the Ninjas in Pyjamas roster, competing globally across 10 leagues in 7 esports titles.
Our esports teams under Ninjas in Pyjamas compete in leagues across a broad portfolio of PC/console game titles, including:
•
The LPL, League of Legends professional league. China is widely considered to be one of the most competitive regions in League of Legends, the most popular esports title in the world. As a result, according to the Frost & Sullivan Report, the LPL is the most viewed in League of Legends league in the world. We previously competed in the LPL as Victory 5, until Victory 5 was rebranded to Ninjas in Pyjamas starting from the 2023 LPL season following the merger between ESV5 and Ninjas in Pyjamas in January 2023. Victory 5 secured the first and third place in the 2022 LPL spring and summer splits, respectively.

•
winners of ESL One: Cologne in 2014 and Weplay Academy League 2022 in CS:GO.

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winner of 2021 Six Invitational in Rainbow Six.

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winner of EA Sports Cup in 2023 in FIFA.

Ninjas in Pyjamas is incredibly active in driving development of the esports ecosystem. It is one of the founding members of World Esports Association, or the WESA, an industry association founded in 2016 by esports industry leaders to professionalize esports through promoting collaboration among esports organizations, increased player representation, standardizing regulations, and creating revenue shares for teams. It is also founding member of BLAST Pro League and Louvre, the equivalent of ESL, and a key member of the FGS EA Sport FIFA franchise structure, as well as the R6 Share, a revenue sharing program franchise structure that governs Rainbow Six.
Shinobi Studios
In 2021, Ninjas in Pyjamas established Shinobi Sports together with traditional sports investment platform Aser Ventures. Shinobi was created as a vehicle to provide traditional sports organizations with Ninjas in Pyjamas’ expertise in building esports teams, allowing them to establish a presence in esports without having to develop that industry knowledge in-house. An initial pilot project was run with UK football club Leeds United FC, culminating in the establishment of Leeds Fury, the club’s online gaming community.
As part of the collaboration, NIP’s professional FIFA player Olle “Ollelito” Arbin has participated in the past three years’ seasons of the ePremier League as a representative of LUFC, making it to the grand final in 2021, semi finals in 2022, and winning the grand final in 2023. Besides lending Ollelito to LUFC, the NIP creative and commercial teams advised on various business decisions leading up to the establishment of Leeds Fury, while LUFC simultaneously developed the in-house expertise to run the project indefinitely.
In 2022, the project was incorporated fully into Ninjas in Pyjamas. Shinobi now constitutes part of NIP’s offering to partners, including content creation, brand building and esports team building and advisory. The traditional sports-to-esports pipeline is an under-explored high-potential business opportunity;

as more traditional sports clubs open up to existing esports titles and new esports titles are created from existing sports, the ability to quickly set up a competitive squad and gain first-mover advantage will become increasingly valuable.
eStar Gaming
eStar Gaming is our mobile esports brand. eStar Gaming was founded in 2018 in China. Currently, eStar Gaming is the top ranked team in the KPL, the Honor of Kings league in China, the most successful team in KPL history in terms of number of titles and widely considered to be the most successful mobile esports team in the world, according to the Frost & Sullivan Report. As of June 30, 2023, the eStar Gaming brand had 81 athletes, competing globally across four leagues in five esports titles.
Our esports teams under eStar Gaming have been top-level contenders in leagues across a broad portfolio of mobile titles, including:
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First place in the inaugural Honor of Kings International Championship in 2022; first place in the 2019 Honor of Kings World Champion Cup; first place in Honor of Kings International Championship 2016 summer; first place in the KPL 2022 spring, 2021 fall and 2019 spring splits; first place in the Honor of Kings Challenger Cup 2022 and 2021.

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Call of Duty Mobile — 2021 Call of Duty Mobile (CODM) Season 2, top four team in China.

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QQ Speed — 2018 Wechat Game Championship Cyber Games (WGC) tournament — Prop Group, champion.

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Crossfire (PC) — 2022 China CrossFire Pro League (CFPL) Season 19, second place in China.

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Crossfire (mobile) — 2022 CrossFire Mobile League (CFML) Season 12 Fall, second place in China.

Talent Development System for Esports Teams
We have combined the best facets of western and eastern theory for competitive esports development and training to create a system designed for growth, longevity and performance. We consistently implement this system in selecting, cultivating and training our athletes and continue to refine it through the course of our participation in various leagues and game titles.
Ninjas in Pyjamas has over twenty years of esports development experience since the nascent stages of competitive esports, evolving from a group of enthusiastic gamers into professional esports athletes and having developed and adjusted its talent development strategies through a series of trials and errors through time. eStar Gaming has also demonstrated great success in the burgeoning competitive mobile games market in the past five years. Today, our esports talent development system is characterized by its deep roots in traditional professional training, well-established youth and academy training program, pro-team training mechanisms and comprehensive support system, all of which provide tremendous support to our athletes to achieve and maintain high-level performance. Ultimately, we are committed to building a sustainable competitive environment for our players.
Recruitment of Prospective Esports Athletes
Our president and the founder of eStar Gaming, Mr. Liwei “xiaOt” Sun, debuted and won in his first international match in Starcraft at the age of 14. His personal experience as a wildly successful esports athlete brings him unique insight into the development and training of young players, which has guided eStar Gaming’s youth training program and our considerable effort and resources in recruiting new and development promising prospects. Leveraging the influence of eStar Gaming across popular social media such as Wechat, Douyin, Weibo and Douyu, we post information on eStar Gaming’s annual tryouts, contact top-tier players for different game titles, and cooperate with online esports coaching platforms that have already accumulated considerable active users.
In addition, Ninjas in Pyjamas’s two decades of esports experience has resulted in carefully designed talent development programs. In December 2020, we introduced Path of a Ninja, a talent program for the future CS:GO players of Sweden. Together with Area Academy, creators of the successful Swedish Elitserien

(Elite League) in CS:GO, we scout and support new generations of esports athletes through selecting grassroots players and providing with them the necessary guidance to turn professional. These players can attend NIP workshops and bootcamps in Stockholm, and earn opportunities to be signed to our official competition rosters.
Selection Process for Young Esports Participants
Participants in our youth training program operated by our Ninjas in Pyjamas brand typically range from ages 15 – 18, while participants in our youth training program operated by the eStar Gaming brand are over 18 years of age. Participants who have passed our initial screening process are invited to attend tryouts for various game titles, which consist of in-game demonstrations, training sessions and tryout matches. Participants are evaluated on their general performance, reflexes, game knowledge, agility, endurance and teamwork.
Once participants are selected into our youth training program, they will be provided with 24/7 on-site support and boarding, dining and traveling benefits on par with our pro teams. We also deploy proven coaching methods and reasonable training schedules for these young players to balance the growth in their gaming skills with quality of life and a sustainable, long-term esports career. For instance, for CS:GO’s five man rosters, our pro teams typically consist of a constant four-man core and an extra rotating slot filled by top athletes from our youth training program. This gives our participants an edge in engaging in the highest level of competitions without the pressure of having to deliver the highest level of performance instantly. Participants in our youth training program have demonstrated strong growth potential and success, as evidenced by the fact that four of our participants in CS:GO have gone on to play successfully for other top-tier esports organizations.
As of June 30, 2023, we retain a pool of 41 participants in our youth training program across five different game titles in CS:GO, Honor of Kings, QQ Speed, CODM, and CrossFire. Historically, participants who have successfully transitioned into pro teams had training time ranging from approximately 6 to 24 months at our youth training programs. Further, joining our team at a relatively young age has created a strong bond among our esports team members and coaches, thereby strengthening the attachment and loyalty of our athletes to our brand in the longer term.
Dedicated Coaching Method and Strong Player Performance
We recruit top performing athletes from our youth training programs as well as athletes from outside our ecosystem with strong track record of gaming performance for our pro teams, often, leveraging the synergies with our other businesses.
We are known for maintaining a robust coaching approach, attracting prominent coaches with extensive training and team management skills and substantial tournament participation experience. We currently have 18 professional coaches under contract, with an average of four years’ experience in esports gaming. Daniel Narancic, our head coach for CS:GO, was once part of Copenhagen Flames as they built one of the most promising talent rosters in recent CS:GO history.
With decades of experience in professional athlete development, we are also well-versed in bringing out the fullest potential of our star athletes. In 2012, Christopher “GeT_RiGhT” Alesund, now widely considered the best CS:GO player in history, joined Ninjas in Pyjamas and served under our brand for seven consecutive years. During that time he formed an integral part of a dominant Ninjas in Pyjamas team, and had won 87 matches without a single loss from the 2012 to 2013 splits. One of our Honor of Kings players, Linwei “Tanran” Sun, joined eStar Gaming’s youth training program in 2020 and was promoted to our pro team in 2021, and subsequently won five KPL championships since his KPL debut. In addition, in May 2023, a coach and three athletes from eStar Gaming were enlisted in the National Training Team for Asian Games in the Honor of Kings competition. The success of these star athletes demonstrate our strong ability in attracting, training and retaining top-tier esports talent, and offering them the best platforms for competition.
We do not restrict our athletes from transferring to other teams. Our proven development system has broken records for KPL transfer fees multiple times, including a one-time transfer fee of RMB12 million for Zhejie “Zimo” Wu, who was trained by eStar Gaming.

Comprehensive Support System for Our Athletes
We maintain the growth and longevity of our athletes through a series of scientifically tailored training programs and a comprehensive support system to fulfill their maximum potential and prolong their career cycles. Our coaches not only formulate gaming strategies by monitoring game version and meta changes and general trends in the industry, but also focus on details that benefit the long-term development of individual athletes and their specific tactics in a particular game. Furthermore, we provide comfortable accommodations at the training facilities for athletes and hire professionals for nutrition, relaxation and mental health.
We are also committed to balancing performance with well-being. Ninjas in Pyjamas was the pioneer in introducing not only esports performance coaches but also psychologists, nutritionists and physical therapists in 2017. The support of our coaches goes beyond the gaming performance of our athletes and extends to their personal development. We believe this helps secure a more sustainable competitive environment for our athletes.
Sources of Revenue of Our Esports Teams
Our esports teams currently generate revenue through a combination of sources, including:
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Prize money.   Our esports teams compete in tournaments across a broad portfolio of video game titles and earn tournament winnings based on performance.

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Revenue sharing with leagues.   While the specifics of the revenue sharing model vary depending on the specific league and teams involved, we typically share league revenue generated from various channels, such as sponsorships, advertisements, media rights, game props, and ticket sales. The revenue is split between the league and teams within the league, with the league taking a portion for their costs and expenses and the rest distributed to teams generally based on factors such as team performance, popularity, and event location. We also sell season tickets to matches held in our home courts.

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Athlete transfer and rental fees.   We derive revenue from the transfer and rental of our athletes. The athlete transfer and rental fees can be significant sources of revenue for us, especially for top-level players. Certain transfer or rental agreements may also include performance-related bonuses, such as bonuses for various in-game stat goals or games played, which can generate additional revenue for us.

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Sponsorship and advertising fees.   Our esports teams partner with brands and advertisers to promote their products and services to our highly engaged and tech-savvy fan base. This includes traditional sponsorships, such as having the brand’s logo displayed on our player’s jerseys, our websites and social media platforms, as well as more innovative advertising campaigns, such as in-game sponsorships. For example, brands can sponsor our athletes’ in-game characters by having such characters wear clothing or use equipment featuring the brand’s logo.

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Sales of branded merchandise.   We offer a wide range of esports branded merchandise featuring our esports teams and athletes to fans.

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Live streaming revenue.   Our esports teams collaborate with live streaming platforms from time to time to provide live streaming services featuring our athletes and more. Our esports teams thus receive live streaming revenue from the platforms which primarily includes signing fees and a share of the revenue generated from virtual gifts given to our athletes during live streaming.

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IP licensing.   We grant a third-party licensee permission to use the Ninjas in Pyjamas brand and related intellectual property to sell digital goods such as game props, skins or stickers in exchange for an agreed IP licensing fee.

In addition, as the revenue model for an esports organization is constantly evolving along with the overall industry, we will continue to find new and innovative ways to monetize our fan base and generate revenues.

Talent Management Business
We launched our talent management business in 2021 under the eStar Entertainment brand. We incubate and represent online entertainers and help them create and distribute diversified, engaging esports- and gaming-related content for live streaming and other online entertainment platforms, as well as engage in other commercialization activities. We also provide entertainment marketing and consulting services to global corporate brands.
We have a proven track record of connecting our online entertainers with global brands to create revenue opportunities and successful, sustained partnerships, including endorsements, appearances, peripherals, and digital and equity partnerships. We will continue to leverage and build momentum to further grow our advertising business, offering one-stop shop services to help sponsors and advertisers capture views throughout the esports value chain.
Our Online Entertainers
Our talent management business provides athletes with a career beyond esports. While the average playing career length of esports athletes is typically five to eight years, according to the Frost & Sullivan Report, a career as online entertainer can be substantially longer. The loyalty and strong bond we create with our athletes through their esports careers contribute to their continued cooperation with us as online entertainers. Many of our athletes who choose to sign with our talent management agency have expanded their footprints into the broader entertainment industry. For example, Guixin “Nuoyan” Guo, one of the most renowned players in KPL history who helped us win the 2019 Honor of Kings International Championship, is now signed with us as an entertainer. He has become a popular reality show star and was one of the contestants on Produce Camp 2021, one of the most popular shows produced by Tencent Video in 2021 with a reportedly record-breaking 5.5 billion views.
Our talent management business focuses on developing our roster of esports athletes to become successful online entertainers. At the same time, we also identify and recruit high-potential candidates outside of our ecosystem through a variety of avenues, such as retired athletes from other esports organizations, popular amateur players and non-esports online entertainers, by closely tracking competitive esports games and all major entertainment platforms. Our deep roots in the esports ecosystem and our strong brand reputation give us competitive advantages to attract top online entertainers and secure long-term partnership with them. For instance, we have signed Yilong “Sao Yi” Zhou, who is among the most popular streamers on streaming platform Douyu with subscribers of over 1.7 million as of September 30, 2023. Our portfolio of influential entertainers also includes Yang “Liu Taiyang” Liu, who produces diverse content relating to lifestyle, workout and daily routines and had over 6.8 million followers across all platforms as of September 30, 2023.
We have also attracted celebrities from the greater entertainment world to our organization. In 2020, Jackson Wang, one of the world’s most famous pop idols and one of the most followed male artists on Instagram with over 33 million followers as of September 30, 2023, joined us as a partner and beneficial shareholder.
We collaborate with our signed entertainers both on exclusive and non-exclusive bases. Our agreements typically set forth the terms and conditions under which we will represent the entertainers and monetize their social media channels, outlining the revenue sharing arrangement, ownership of the content created by the entertainers, our right to use and distribute the content, etc. The terms of talent management agreements we enter into with our entertainers typically varies from three to five years. As of June 30, 2023, we had over 35,000 signed online entertainers, enabling us to connect with more than 33 million audience members and 66 million social media followers across platforms.
Cross-Platform Reach
Our online entertainers generate a full range of content from live streaming to short videos, covering popular game titles such as Honor of Kings, League of Legends, Crossfire, DNF, Naraka: Bladepoint, and Game for Peace. We have long-term cooperative relationships with major live streaming and other online entertainment platforms, such as Youtube, Douyu, Huya, Douyin and Kuaishou, helping them build vibrant communities where viewers can interact with each other and entertainers. Through the diverse and engaging content they generate, our entertainers help promote the platforms they use by attracting new viewers and create a sense of belonging and foster an appealing environment for viewers, leading to increased user engagement and growth for the platform. In 2022, Xiaocheng “Xiaochenya” Zhi and “Sao Yi” Zhou, both our signed streamers, were among the top 10 streamers on Douyu (based on their Douyu streaming revenue), demonstrating their popularity and commercial value.
Our brand gravity has attracted social media and other platforms to collaborate with our top-performing online entertainers. Moreover, our online entertainers benefit from the expertise and vast resources of our esports teams and event production business to secure partnerships with a broad spectrum of brands and advertisers. Our expansive presence across platforms and synergistic effect with our other business segments provide our online entertainers immense commercial opportunities and offer brands and advertisers valuable exposure to meet their marketing objectives.
Talent Development System
We offer comprehensive operation and marketing services to create successful online entertainers and support their career development. For online entertainers with limited experience, we provide basic courses to explain typical live streaming norms and coach them on basic skills needed for content creation. When such emerging online entertainers are able to create content independently, our operational focus would shifts to helping them attract and retain a fan base. In addition, once entertainers reach a sufficient fan base and stable content creation, we connect them with brands that suit their personalities and traits and assist our online entertainers in securing and implementing sustained partnerships with such brands.
We have built a dedicated talent development team of 60 members specialized in providing operations and marketing services to our online entertainers as of June 30, 2023. We have guidance on how online entertainers should appropriately behave in public and on social media to help them build a positive public image to support their career progression. Our talent development team is critical in creating a contact point between our online entertainers and the audience. For example, we help online entertainers increase their exposure by reviewing and publishing publicity materials, such as photographs and press releases, and keep the audience updated on the latest news about the online entertainers on various social media platforms. On the occasions where our entertainers face potential negative publicity, our talent development team will react promptly to formulate an appropriate response.
Sources of Revenue of Our Talent Management Business
Our talent management business currently generates revenue from a variety of sources, including:
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Live streaming revenue.   Live streaming has been one of most popular ways for online entertainers, and in particular esports athletes, to connect with fans. We help our entertainers manage and monetize their streams and share live streaming revenue from platforms with them.

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Advertising revenue.   Our entertainers can incorporate advertisements or product placement into their videos and other content. We receive a share of the advertising revenue generated from such content.

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Sponsorship deals.   We help our signed entertainers negotiate and manage sponsorship deals, including brand partnerships, product placements, and sponsored content.

Event Production Business
Our eStar Event business is our event production arm based in Wuhan, China, offering industry-leading event production services to game developers and publishers, live streaming platforms and other institutions. We operate a broad range of local and nationwide esports events, including esports matches, professional tournaments, and esports-inspired digital art exhibitions, all leveraging state-of-the-art gaming media and technology.
We have hosted more than 220 events in 66 cities in China since 2020, including:

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Home court games.   We engage in professional esports tournament operations and content marketing with different brands. We recently hosted LPL 2021 summer split and KPL 2021 spring split matches in the Shenzhen NIP home court and Wuhan eStarPro home courts, respectively, which were live streamed across popular platforms such as Douyu, Huya and Tencent Video, achieving tens of millions in peak concurrent viewers per match.

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Tencent-related events.   We work extensively and closely with Tencent to promote their games to bring the best esports experience to their audience. We were recognized by Tencent as one of its best regional event service providers in 2020 and 2021, demonstrating our strong ability to provide superior event production solutions. We organize matches, tournaments and other events for a variety of game titles, including Honor of Kings, League of Legends and CrossFire. In 2022, we were commissioned to organize the regional and provincial selection matches for the Fifth Honor of Kings China-wide Competition, which is the highest level of non-pro league competition approved by Tencent. By attracting more recreational players to participate in competitions for various Tencent-backed games, we have helped Tencent shape their competitive gaming landscape, drive player engagement and promote the popularity of their games.

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Digital Ice & Snow Games series.   We also help partners outside of the esports ecosystem in China to produce their online and offline events, including games, exhibitions and promotional initiatives for local tourism and traditional sports. For instance, we co-hosted the nationwide Digital Ice and Snow Games series in both 2021 and 2022, focused on promoting traditional winter sports through a ski simulator game. As a part of this series, we introduced unique esports elements such as ice and snow themed Honor of Kings characters. The event consisted of online and offline regional competitions, with the finale held offline in Beijing in July 2021 and Wuhan in July 2022, respectively. Our event production helps attract traffic, rejuvenate local tourism and enhance the popularity of esports.

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Partnership with brands.   We collaborate with commercial brands and sponsors to increase brand awareness through a variety of esports-related events. For instance, in 2022, we hosted nationwide Honor of Kings matches for BYD Auto, a world-leading automobile manufacturer, with a target audience of younger generations, such as university students across China. A large number of these events were held in busy business districts across various major cities in China, and attracted over 5,000 participants from over 280 universities across China.

Our event production services include event planning and management, live content capturing and production, and a comprehensive portfolio of support services. We offer customized solutions for each esports event, with a focus on optimizing the viewing experience of online and offline audiences.
Event Planning and Management
We provide game developers and promoters with solutions to promote their games and increase player engagement through methods such as organizing tournaments or maintaining leaderboards. These methods help foster a thriving competitive environment, which can drive player engagement and creating a more dynamic ecosystem for the game.
We plan, execute and manage all aspects of each event, including advising on the overall theme, picking appropriate venues, engaging quality referees and commentators, designing schedules, and coordinating logistics and managing all participating teams. We operate both online and offline events which are broadcasted through live streaming platforms and other distribution channels either on a live or on recorded basis.
Live Content Capturing and Production
We have a dedicated team of experienced content production professionals who capture, produce and present exciting esports gameplay and entertainment at each esports match, with an aim to bring viewers both online and offline closer to the action. Leveraging their extensive experience in producing esports events and deep understanding of esports games, our content production professionals are able to capture the most exciting actions of athletes, such as their hand and finger movements and facial expressions, and present game datapoints and statistics on live content screen instantaneously, to deliver memorable, engaging esports content to viewers. We also plan and design special effects to improve viewer experience. Shortly after live content is captured, we add in appropriate special effects, game statistics and/or commentary voiceover, after which the produced content is broadcasted to the offline arena as well as to various online distribution channels.
We also handle all technical aspects of event operations, including setting up and testing audio, lighting, video and staging gear at the live event venue, along with the highly skilled technicians who make sure the systems run smoothly to capture all of the excitement and drama of any event. We have a full range of equipment available in-house, including premier audio, lighting and video equipment, allowing us to deliver comprehensive, close-up coverage for an immersive spectator experience.
Event Production Support Services
We offer a comprehensive range of event production support services, including venue preparation, stage designs, technical engineering, audio/ visual support and logistics. Our team of creative design technicians are capable of providing bespoke solutions for each individual event from large-scale stage and seating design to the crafting and integration of customized scenic elements, whether physical or virtual. We also use special effects during live events to elevate the drama and excitement.
Sources of Revenue of Our Event Production Business
Our event production business currently generates revenue primarily from service fees for planning, creating, operating and managing a broad spectrum of events. We also generate revenues from brands and advertisers who pay us to sponsor events or advertise during events. This can include product placement, signage, advertising on event websites or social medial channels, and other marketing opportunities associated with an event.
Our Fans
We have a strong and loyal global fan base. Our fans include fans who support NIP Group and its Ninjas in Pyjamas and eStar Gaming brands. As of June 30, 2023, our social media accounts on Weibo, Twitter, Instagram and other platforms had combined followers of over 41 million. Our fans also include those support our athletes and online entertainers. Our athletes and online entertainers signed with our talent management agency business had total social media followers of approximately 107 million as of June 30, 2023, showing the robustness of our reach and the influence of our talent.
We have a global, young fan base primarily consisting of millennials, typically considered to be born between 1981 and 1996, and Gen Z’ers, typically considered to be born between 1997 and 2012. According to our analysis of data across major social media platforms, more than 80% of our fans were younger than 40, as of December 31, 2022. Millennials and Gen Z’ers are known to have significant purchasing power, according to the Frost & Sullivan Report, and are often considered a key demographic for many businesses, including esports related businesses. Millennials have a strong interest in technology and digital media, as they are early adopters of new technologies. This includes gaming and esports, as they are open to new forms of entertainment and are willing to spend money on experiences they enjoy.
At the same time, the spending power of Gen Z’ers continue to grow as they reach working age and start to advance their careers. Gen Z’ers have grown up in a digital world and is tech-savvy, which has led to distinct spending habits and preferences compared to previous generations. When it comes to entertainment, Gen Z’ers are more interested in digital and interactive experiences, which includes gaming and esports. According to the Frost & Sullivan Report, Gen Z’ers have a higher interest in esports than any other age group, and they are more likely to participate in and watch esports events. They are more likely to be engaged in live streaming and other forms of interactive media, which creates opportunities for brands to reach and connect with this generation through sponsorship and advertising in the esports industry.
We engage our fans across the most popular digital platforms, such as Weibo, Kuaishou, Douyin, Bilibili, Twitter, Instagram, TikTok, Facebook and YouTube. We track various metrics across platforms where we have presence to evaluate fan engagement and growth, including views, subscriptions, follower growth, level of interaction with post or content, areas of interest and time spent. During the three years ended December 31, 2022, followers of our main “Ninjas in Pyjamas” accounts on Facebook, Twitter, Youtube and other platforms grew by 32% to reach approximately 3 million. During this time, these accounts accumulated over 894 million impressions, over 66 million views and approximately 47 million engagements. At the same time, our main “eStarPro” account on Weibo had more than 4 million followers at the end of 2022.
We plan to implement a variety of strategies to grow our fan base and increase fan engagement. We will continue to maintain our strong brand identity and foster a sense of community among fans, by creating social media presence that appeals to fans, hosting events and providing quality experiences to fans, encouraging fan engagement through contests and other interactive activities, and offering exclusive content, such as behind-the-scene videos, player interviews, and live streams, to give fans a unique perspective on our esports teams and players.
Our Sponsors and Advertisers
We provide our marketing partners truly global sponsorship opportunities, allowing them to cultivate fans across the world without being limited by geography. Our sponsorship portfolio includes premier brands such as Razer, FILA, Red Bull and Samsung. Our established global presence across Sweden, Brazil and China serves as a strong foothold to provide internationalized marketing solutions in the esports ecosystem in which we operate and beyond. Leveraging our esports competition and event production capabilities and network of game developers and promoters and online entertainers, we can create and execute innovative and diverse solutions to achieve the marketing goals of the brands and sponsors we partner with.
The brand power of Ninjas in Pyjamas and eStar Gaming is particularly important to our marketing initiatives and our ability to gain traction in the industry and engage marketing partners. As we have grown our fan base and brand recognition and expanded our global footprint, we have become an attractive marketing partner for companies around the world. Over the years, we have broadened our sponsorship portfolio from primarily gaming-centric brands to mass-market sponsors spanning across the tech, computer hardware, retail and consumer, and finance industries.
Esports+ Model
The esports industry is still at a stage of rapid growth and evolution with tremendous potential. Although we are deeply focused on securing the best competitive results for our esports teams across geographies and titles, we recognize the need for sustainable organic growth and that profitability lies beyond championships. We believe that the path lies in what we refer to as the “esports+” model.
The following diagram illustrates the three phases of the esports+ model:
Phase 1.0 of the esports+ model primarily consists of the operation of esports clubs focusing on competitive results, as well as permanent league spots for revenue sharing and diversified revenue streams.

We believe that most esports organizations are currently at phase 1.0 of the esports model, generating revenue primarily from prize money, league revenue sharing, athlete transfer and loan fees, and sponsorship and advertising fees.
NIP Group has moved to phase 2.0 of the esports+ model by successfully discovering new value proposition along the esports industry value chain and generating revenue through our talent management, events production, creative studio and burgeoning advertising businesses. In our talent management business, we represent online entertainers including many of the most accomplished esports- and game-related influencers and streamers and support them with our strong brand partnerships and social media and digital operation capabilities. We primarily generate talent management revenue from advertising, sponsorship deals, live streaming, and events and tours. In the meantime, we provide entertainment marketing and consulting services to global corporate brands. In our event production business, we primarily generate revenues from event operation service fees, sponsorship and advertising. For the six months ended June 30, 2023, net revenues from our esports teams operation, talent management and events production businesses accounted for 25.5%, 69.8% and 4.7% of our net revenues, respectively, evidencing the diversity in our revenues.
This stage of the esports+ model drives us to focus on bringing value to participants in the esports ecosystem such as game developers, esports teams, advertisers and esports leagues, together with fans and other end consumers. By staying at the forefront of the evolving esports+ model, we are able to secure strong and sustainable revenue streams that help us achieve and maintain profitability.
We are actively exploring esports education related opportunities. In particular, we have entered into cooperation agreements with various education companies on esports education in the hope of alleviating the shortage of talent in the industry. For example, we collaborate with a long-established vocational education institution in China that started to formally offer an “Esports and Management” program in 2022, to help it create a comprehensive, professional esports education curriculum. We provide digital esports education solutions and professional coaches to deliver lessons and training on game strategy, team work, communication, mental preparation, and physical fitness, to help students develop the skills they need to succeed not only in competitive gaming but also in vocational development, both as individuals and as members of a team. Graduates of such programs can become popular candidates for internship and job opportunities on core teams of reputable game developers such as Tencent. In addition, we are planning to roll out esports hotels in China and around the world which can extend the attractiveness of esports experience to more offline space beyond traditional game venues. We are currently looking to form collaboration with a leading E-commerce service platform in China, to build an esports hotel brand alliance for seamless esports experience from online to offline.
More recently, we entered into a strategic collaboration framework agreement with Wuhan Optics Valley New Culture Investment Development Co., Ltd., or Optics Valley, an affiliate of Wuhan Culture Tourism Group Co., Ltd., in February 2023, aiming to promote the local esports scene to make Wuhan the top esports center in China. Under the framework agreement, Optics Valley will provide us with the venue, equipment and facilities as the new home court of eStar Gaming, or the Wuhan Arena, and we will host, on an annual basis, no less than 30 national and 20 provincial tournaments, as well as 12 large-scale esports-related events such as fan meetups and Digital Ice & Snow Games. In addition, in the coming years we will open new offices, youth training center and esports talent school at the venue provided by Optics Valley to foster and grow the esports community around our Wuhan Arena, and will also license our IPs for building esports parks, fan clubs and hotels in the future.
Going forward, we plan to continue our growth along the esports+ model to reach its phase 3.0 and the extended revenue opportunities it provides in areas such as team app subscriptions, NFTs and IP licensing. We have entered into collaboration agreements with a number of digital collection platforms and have launched our NFT collection in November 2022. Aiming to create a global benchmark for esports+, we are also actively building our proprietary IPs around the world in the fields of fashion, art and metaverse. In 2022 and 2023, we launched over 20 IP collaborations with companies spanning the telecommunication, automobile, sportswear, and various other industries, introducing co-branded vehicles, peripherals, clothing, beauty products, beverages, and gift boxes. We also license companies to use the image, including AI and virtual image of our athletes for promotion. We expect to further expand our IP collaborations to 40 by 2025.

Marketing
We promote our esports-centric services and content and enhance our brand awareness through our website and social media accounts, and by sponsoring and participating in esports events. We also display our logos and play promotional videos for our business at esports tournaments we participate in. Our online entertainers also promote our brand and the esports events we participate in through their own live streams and social media accounts. We also engaged in online marketing and brand promotion activities such as collaborating with other popular brands, search engines, social media platforms and short-form video platforms. In addition, we also participate in various gaming expos and conferences, such as the Tencent esports annual conference and ChinaJoy, or China Digital Entertainment Expo & Conference, the largest gaming and digital entertainment exhibition held in Asia.
Data Security and Privacy
We have access to and store certain data concerning our players, business partners and employees in the ordinary course of business. We also occasionally have access to limited data concerning online and offline viewers of our esports events, which is shared to us by third parties who collected and compiled the data. We have developed an internal policy to govern data security and how we may use and share data, to preserve individual personal information and privacy. We have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We encrypt and store any personal data we collect on third-party cloud servers, which are protected by advanced anti-hacking measures and firewalls. We collect personal information in accordance with applicable laws and regulations as well as our own privacy policies, which are amended from time to time. To minimize the risk of data loss, we conduct regular data backup and data recovery tests. We have data disaster recovery procedures in place.
We utilize a variety of technology solutions to detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audits. We have established stringent internal protocols under which we grant classified access to encrypted personal data only to limited number of employees with strictly defined and layered access right, to ensure that data will not be accessed or disclosed improperly. In addition, we conduct regular stress tests performed by our information security department as well as third-party testing agencies. For a discussion of risks relating to data security and privacy, see “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to a variety of laws and regulations of the PRC, the European Union member states, the Cayman Islands and other international jurisdictions, including those regarding cybersecurity, economic substance, data protection and data privacy. Any failure to comply with such current or future laws and regulations, could adversely affect our business and reputation.”
Intellectual Property
We rely on a combination of copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of June 30, 2023, we had 263 registered trademarks, registered copyrights to one piece of creative work and 16 pieces of software, and five domain names.
Competition
Esports is an emerging industry globally. Our business is rapidly evolving and we compete against a vast variety of fragmented firms across multiple industries, including well-established esports clubs, players in the talent management agency industry, traditional sports leagues, providers of event production services, and new entrants challenging our position in the esports and gaming industry. We compete to attract and retain participants in the esports and gaming industry, such as game developers and publishers, brands and sponsors, talented online entertainers, and esports gamers and audience.
Our competitors may compete with us in a variety of ways, including by providing better and more innovative esports services, offering more monetization opportunities, creating high-quality and more diverse content, fulfilling the evolving preferences of our target consumers, as well as conducting brand promotions and other marketing activities. While we believe that we compete favorably across these factors taken as a whole, new competitors will likely continue to emerge, and these competitors may have greater financial resources or brand awareness than we do.

Employees
We had 256 full-time employees as of June 30, 2023. The following table sets forth the breakdown of our full-time employees as of June 30, 2023 by function and location:
Function	Number of Employees
Esports teams	33
Talent management	55
Event production	49
Sales and marketing	51
General administrative and others	68
Total	256
Location	Number of Employees
China	228
Sweden	26
Brazil	2
Total	256
Our employees and our culture are critical to our success. We strive to maintain a collegial and creative corporate culture. We have various recruiting channels and do our best to provide our recruits with great career development possibilities. In addition to on-the-job training, we also have established various onsite and online training programs to keep our employees abreast of industry trends. Our training program topics cover professional and leadership skills, technology, and regulatory developments, focusing on both our daily business operations and each employee’s individual career development. We believe that our compensation and benefits packages are competitive within our industry. We have not experienced any significant labor disputes. We believe that we maintain good relationships with our employees. None of our employees in China are represented by labor unions.
We generally enter into standard confidentiality and employment agreements with our employees to cover matters such as salaries, benefits and grounds for termination. The contracts with our key personnel typically include a non-solicitation covenant, as well as a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years, or such other period agreed between the employee and us, after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.
As required by local regulations in the country where we operate, we participate in various employee social security plans that are administered by municipal and provincial governments for our full-time employees. In China, such required social security plans include housing, pension, medical insurance, unemployment insurance, injury insurance and maternity insurance. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments in China from time to time. We are also required to make contributions to mandated employee provident fund schemes required by local laws for our employees in other jurisdictions.
Facilities and Properties
Our principal business operations are located in Stockholm, Sweden, Sao Paolo, Brazil, and both Shenzhen and Wuhan, China. We also have office facilities in Shanghai, China. As of June 30, 2023, we leased 18 properties in Shenzhen, Wuhan and Shanghai in China and Stockholm in Sweden with an aggregate gross floor area of over 47,000 square meters. These leases vary in duration from six months to ten years. We intend to acquire additional space as we add employees and expand geographically.

Insurance
We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. We believe our insurance coverage for our Swedish subsidiary and its representatives to be adequate, taking its business and risks of operations into account. For a discussion of risks relating to our insurance coverage, see “Risk Factors — Risks Related to Our Business and Industry — Our insurance may not sufficiently cover, or may not cover at all, losses and liabilities we may encounter during the ordinary course of operation.”
We consider our insurance coverage to be sufficient for our business operations and is consistent with customary industry practice in Sweden and China. We periodically review our insurance coverage to ensure that it remains to be sufficient.
Corporate Social Responsibility
We prioritize corporate social responsibility as an important aspect of our business. Since our inception, we have implemented several initiatives to create a positive impact on society, including supporting causes such as environmental sustainability and conservation, education, poverty alleviation, and youth empowerment through various partnerships and programs. Additionally, we prioritize diversity and inclusion as an integral part of our organization. We have been actively supporting and participating in socially responsible programs that align with our core values and mission, to contribute to the betterment of the global esports community and our broader society.
Environmental sustainability.   In line with our commitment to sustainable development, we actively collaborate with the World Wide Fund for Nature (WWF) to support the global Earth Hour campaigns. Earth Hour is a significant global initiative that encourages people around the world to power down their electronics as a symbolic gesture of support for nature and the planet. As part of our environmental efforts, our esports players have taken initiatives on Weibo, promoting environmental protection practices. These initiatives include advocating for the use of durable alternatives to single-use products, encouraging walking or cycling instead of relying on cars, and promoting upcycling as a creative way to repurpose unused or unwanted items. In Europe, Ninjas in Pyjamas attended the 27th session of the Conference of the Parties to the United Nations Framework Convention on Climate Change, also known as “COP27”, and signed the Sustainable Web Manifesto, declaring its commitment to creating a sustainable internet. In particular, Ninjas in Pyjamas is committed to reducing its carbon dioxide emissions by 30% through initiatives such as relocating the data centers it uses to the north of Sweden where the net carbon production is of zero gas emissions. As part of the effort, Ninjas in Pyjamas will also be moving from Chrome to a sustainable web browser to reduce the usage of fossil fuels for websites. In addition, Ninjas in Pyjamas is in the progress of launching a variety of sustainably-made home and office products, including phone cases made of linseed and water bottles made with recycled steel from containers and shipwrecks, through the partnership with a Swedish climate-positive lifestyle brand.
COVID-19 outbreak relief efforts.   During the challenging times of the COVID-19 outbreak, we stepped up our efforts to support those affected. Leveraging our experience in operating online events, we collaborated with a renowned psychologist to conduct live streaming courses on Huya, aiming to help individuals in managing emotional stress during the pandemic. The courses garnered significant attention, with peak viewership exceeding 500,000. Additionally, we made a donation of RMB500,000 in 2020 to contribute to the containment and prevention of the spread of COVID-19. In Europe, Ninjas in Pyjamas participated in Gamers Without Borders, an event that features a number of different esports tournaments, including games such as CS:GO, FIFA and Rainbow Six, with a goal to use the power of gaming to make a positive impact on the world. The event is known for its large prize pools, with millions of dollars donated each year to support charitable organizations that are working to improve the lives of people in need. Gamers Without Borders in 2021 raised funds to support global COVID-19 relief efforts, with a prize pool of US$10 million. Ninjas in Pyjamas competed in the CS:GO tournament and finished in 5th-6th place.
Henan floods relief efforts.    In July 2021, Zhengzhou, the capital city of Henan province in China experienced catastrophic flooding due to heavy rainfall. The extreme weather conditions led to an unprecedented volume of water accumulation, overwhelming the city’s drainage system and causing significant damage to infrastructure. Tragically, the flooding resulted in the loss of many lives. We made a donation of RMB1 million aimed to provide swift assistance to those affected by the floods and aid in the overall recovery and rebuilding process.
Animal protection.   We collaborate with non-profit organizations devoted to protecting endangered species. In partnership with the Wuhan Baiji Conservation Foundation, an esteemed charitable organization established in 1996, we strive to raise public awareness about the protection of Yangtze finless porpoise — an adorable and highly intelligent dolphin species that is critically endangered. Through financial contributions and participation in fundraising events, we support efforts to prevent the extinction of this remarkable cetacean, the last remaining species of its kind in the Yangtze river. In line with our dedication, we have chosen the Yangtze finless porpoise as our cherished mascot.
Poverty alleviation initiatives.   We participate in initiatives that aim to provide support for children in economically underdeveloped areas in China. For example, in May 2022, our esports teams participated in a charity initiative by the China Siyuan Project Poverty Alleviation Foundation and established the “eStar Love Art Classroom” at an elementary school located in rural Yichang, Hubei. We aim to provide resources and facilities for art education to children in that area, hoping to nurture their imagination, self-expression, and culture appreciation, enhancing their overall development. In September 2022, one of our esports players donated drone teaching kits to an elementary school in Zhengzhou, Henan. Working with drones can provide students with hands-on and captivating learning experience in science experiments that can inspire their curiosity and passion for science and technology.
Diversity and inclusion.   We emphasize diversity and inclusion, promoting equal opportunities and diverse representation within our organization. We launched our first all-female teams in CS:GO in September 2022 and plan to assemble all-female rosters for more game titles. We believe our continuous investment and effort in creating opportunities for women to participate in esports can inspire more female players to pursue careers in gaming and technology.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Our Business and Industry — Pending or future litigations, arbitrations, governmental investigations and other legal proceedings could have a material and adverse impact on our financial condition and operating results.”

Regulation
This section sets forth a summary of the most significant rules and regulations that affect our business activities or the rights of our shareholders to receive dividends and other distributions from us.
Regulations on Esports
The Provisional Regulations on Esports Management, which was promulgated by General Administration of Sport of China and came into effect on July 24, 2015, provided that any international and national esports events that are not organized by the Sports Information Center of the General Administration of Sport of China, including commercial, mass, non-profit esports events, do not need approval or permit, and any legal entity can host such esports events.
Regulations on Commercial Performance
China
In accordance with the Regulations for the Administration of Commercial Performances (Revised in 2020), which was promulgated by State Council on July 7, 2005, and thereafter amended on July 22, 2008, July 18, 2013, February 6, 2016, and November 29, 2020, respectively, foreign investors may legally establish performance brokerage agencies within the territory of the PRC. To engage in commercial performance business activities, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business and shall file an application with the culture administrative department of the people’s government of a province, autonomous region or centrally administered municipality. The culture administrative department shall make a decision within 20 days from the receipt of the application; where an approval is given, a commercial performance permit shall be issued. No entity or individual may counterfeit, alter, rent, lend, buy or sell any commercial performance permit, approval document or business license. Furthermore, if a performance brokerage agency engaged in any commercial performance business activity without such permit, the culture administrative department of the people’s government at county level shall ban the agency, confiscate its performance equipment and illegal proceeds, and impose a fine in the range of eight to ten times of its illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine from RMB50,000 to RMB100,000 shall be imposed.
On August 28, 2009, the Ministry of Culture promulgated the Implementation Rules to the Administrative Regulations on the Commercial Performance, which was last amended on May 13, 2022 with immediate effect, further provides that the commercial performance provided in the Administrative Regulations on the Commercial Performance refers to the on-site cultural and artistic performances to the public for the purpose of making profits with methods including selling tickets or getting sponsors, paying or remunerating performing entities or individuals, using the performances as a medium for promotions or for promoting sale of products and in other profitable forms.
On August 30, 2021, the MCT published the Internet Performance Brokerage Agencies Measures, according to which an internet performance brokerage agency shall obtain a commercial performance license, not promote their hosts by encouraging virtual gifting with rankings and fake advertisements, and not falsely induce users to consume user tokens or provide virtual gifting. A fine within the range of eight to ten times of the illegal proceeds and confiscation of illegal proceeds might be imposed on agencies engaged in commercial performance activities without approval. The MCT gives a grace period of 18 months, or until February 28, 2023, for online performance talent management agencies to obtain the license. On October 10, 2022, such grace period was further extended to February 29, 2024, according to an announcement by the MCT.
On December 13, 2021, the MCT issued Measures for the Administration of Performance Brokers, which came into effect on March 1, 2022, and provides that performance brokers activities include performance organization, production, marketing, performance intermediary, agency, commission trade, actors’ signing, promotion, agency and other activities. Persons engaged in performance brokerage activities within the territory of the PRC shall pass the performance brokerage qualification examination and obtain the performance brokerage qualification certificate.

Sweden
Sweden has enacted the Public Order Act (1993:1617), which contains provisions on public gatherings and events and the conditions for organizing such gatherings or events. The Public Order Act thus imposes restrictions on the fundamental right to organize meetings and to conduct demonstrations guaranteed in the Swedish constitution, with the purpose to ensure the gathering is peaceful and safe for the participants, and to ensure the maintenance of law and order.
Competitions and sports shows are considered to be public events, to the extent such events are held in a public place or a place accessible to the public. The fact that an entrance fee must be paid in order to enter the area where the event is held, does not affect the assessment of whether the place is considered to be accessible to the public. However, if the event is limited to certain invited guests or members of a certain association, such an event would typically not be considered to be a public gathering or assembly.
A license is only required to host public events held in public places. Arenas are typically not considered to be public spaces, and thus do not require any license. Nevertheless, when a public event is held in an area covered by a zoning plan, the police authority must be notified of the event. This notification obligation also applies where a public event is held outside, and where there, due to the high number of expected participants, are risks that public order is disrupted, that safety is jeopardized or that the nearby area or traffic is disturbed. Notifications shall be made orally or in writing no later than five days prior to the public event.
Regulations on Hosting Large-Scale Mass Activities
China
On September 14, 2007, the State Council promulgated the Regulations for the Security Administration of Large-Scale Mass Activities, which became effective from October 1, 2007, regulates that organizers of large-scale mass activities like sports events, concerts and performances are responsible for such activities’ security and should apply for security permits in advance if such activities with more than 1,000 participants, a violation of which will cause fine and confiscation of illegal gains by the authorities.
Sweden
There is no legislation in Sweden specifically regulating hosting of large-scale mass activities. With regard to legislations covering public gatherings and events, please refer to the section on “Regulations on Commercial Performance” above.
Regulations on Production and Operation of Radio and Television Programs
China
On August 8, 2022, the National Radio and Television Administration promulgated a draft of Regulations on the Administration of Production and Operation of Radio, Television and Internet Programs for public consultations, which expanded the application scope of the license to include brokerage agencies organizing actors, streamers, etc. to engage in program productions. Any foregoing entities that engage in the production of radio and television programs are required to apply for a license from the SARFT or its local level counterparts. Since the Regulations on the Administration of Production and Operation of Radio, Television and Internet Programs has not been formally adopted as of the date of this prospectus, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.
Sweden
The Swedish Press and Broadcasting Authority distinguishes between five different types of internet media: websites and databases, web television and web radio, video on demand, podcast radio, and newsletters. Every type of media comes with its own set of rights and obligations, of which some require registration with the Swedish Press and Broadcasting Authority. Failure to fulfill the registration obligation can result in an injunction subject to penalties. In some cases, when registering, as a provider of any of the categories of internet media, it is also necessary to register a publisher. Failure to comply can result in a fine or, in the most extreme cases, constitute criminal conduct for which monetary fines and imprisonment may be imposed. Additionally, online entertainers and on-demand video providers must ensure that recipients of their services always have easy access to identifying information, such as the name of the organization, geographical as well as e-mail addresses, and information on the competent supervisory authority. Failure to provide the information may result in an injunction possibly combined with penalties.
Streaming and on-demand video services might also fall under the Swedish Radio and Television Act (2010:696), regulating radio and television broadcasts and on-demand television in Sweden, based on where the media service will be considered established. The Swedish Radio and Television Act contains rules on the content of broadcasts, advertising, sponsorships and product placement, as well as rules regarding accessibility for individuals with disabilities. Failure to comply with these rules may result in penalties, ranging from SEK 5,000 to SEK 5,000,000, however, never greater than 10% of the relevant undertaking’s annual turnover based on the previous financial year.
Regulations on Internet Security and Data Security
China
On July 30, 2021, the State Council issued the Security Protection Regulations of Critical Information Infrastructure (the “CII Regulations”), which came into effect on September 1, 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council. These provisions were newly issued, and detailed rules or explanations may be further enacted with respect to the interpretation and implementation of such provisions, including rules on identifying critical information infrastructures in different industries and sectors.
On November 7, 2016, the Standing committee of the NPC, or the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires network operators to comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations, and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
On December 28, 2021, the CAC published the Revised Measures for Cybersecurity Review (the “Revised CAC Measures”), which became effective on February 15, 2022, and superseded the Measures for Cybersecurity Review promulgated on April 13, 2020. The Revised CAC Measures provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security, must apply for cybersecurity review. The Revised CAC Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which has taken effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security. On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments) (the “Draft Regulations on Internet Data Security”) for public comments. The Draft Regulations on Internet Data Security covers a wide range of internet data security issues, including the supervision and management of data security in the PRC, and applies to situations using networks to carry out data processing activities. The Draft Regulations on Internet Data Security specified that data processors who process the personal information of more than one million individuals and seek to go public overseas shall apply for cybersecurity review. In addition, the Draft Regulations on Cyber Data Security Management also regulates other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-broader data safety management and obligations of network platform operators. As of the date of this prospectus, the Draft Regulations on Internet Data Security was released for public comment only, and the provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty.
On July 7, 2022, the CAC has promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which takes effect on September 1, 2022, and requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to the relevant law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Cross-border Data Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of cross-border data transfer. These circumstances include: (i) where the important data are transferred to an overseas recipient; (ii) where the personal information is transferred to an overseas recipient by an operator of critical information infrastructure or a data processor that has processed personal information of more than one million people; (iii) where a data processor provides personal information to an overseas recipient if such data processor has already provided overseas the personal information of 100,000 people or sensitive personal information of 10,000 people since January 1 of the preceding year; or (iv) other circumstances under which security assessment of outbound data transfer is required as prescribed by the national cyberspace administration.
On July 6, 2021, the General Office of the CPC Central Committee, and the General Office of the State Council jointly promulgated the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law (the “6 July Opinion”), which called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. Furthermore, along with the promulgation of the 6 July Opinion, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities. Such laws and regulations are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions regarding this offering from the CSRC or any other PRC government authorities in such respect.
On August 20, 2021, the Standing Committee of the National People’s Congress issued the PRC Personal Information Protection Law (the “Personal Information Protection Law”), which became effective on November 1, 2021, and sets forth detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.
The Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, added a new section entitled “Online Protections,” which stipulates a series of provisions to further protect minors’ interests on the internet, and together with the Opinions of the General Office of the MCT on Strengthening the Protection of Minors in the Online Cultural Market, provide, among others, live streaming service providers are prohibited from providing minors under age 16 with online live streaming publisher account registration services, and that they must obtain the consent from the minors’ parents or guardians and verify the identity of the minors before allowing minors aged between 16 and 18 to register a live streaming publisher account, and online service providers for products and services such as video or audio live streaming and social networking are required to establish management systems to manage viewing time, and monitor access authority and consumption for minors. Furthermore, on March 14, 2022, the CAC published the revised Regulations on the Online Protection of Minors (Draft for Comments) for public consultations (the “Draft”), pursuant to which, (1) online service providers shall require minors or their guardians to provide the minors’ identity information, where minors or their guardians refuse to do so, online service providers shall not provide relevant services to minors; (2) live streaming service providers are not allowed to provide online live streaming publisher account registration service to minors under age of 16, and must obtain the consent from guardians and verify the identity of the minors before allowing minors aged 16 and above to register online live streaming publisher accounts on live streaming platform; (3) online service providers shall establish and continue to improve their anti-addiction systems and youth mode; and (4) online service providers shall reasonably limit or monitor the total consumption amount and daily cumulative consumption amount for minors in the use of their services. As of the date of this prospectus, the Draft has not been formally adopted.
Sweden
On May 25, 2018, Regulation 2016/679 of the European Parliament and of the Council on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, otherwise known as the General Data Protection Regulation, or the GDPR, entered into force. The GDPR concerns the protection of personal data of natural persons with respect to its processing, imposing obligations on controllers and processors processing such personal data. The GDPR has a particularly wide scope of application, impacting any controller or processor with an establishment in the European Union, or the EU, and the European Economic Area, or the EEA, as well as controllers and processors outside the EU/EEA offering goods or services or monitoring the behavior of individuals in the EU/EEA. The obligations imposed on controllers and processors pursuant to the GDPR include that processing must be carried out on the basis of specified purposes and an applicable legal basis, implementing technical and organizational measures, providing transparent information on the processing activities to the individuals whose personal data is processed, facilitating these individuals’ rights as data subjects pursuant to the GDPR, ensuring that any outsourcing of personal data is held to an equivalent standard of data protection as provided by the GDPR, and to adhere to specific requirements for transmitting personal data to destinations outside the EU/EEA. Non-compliance with the GDPR may incur administrative penalties up to EUR 20,000,000 or 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The Swedish Authority for Privacy Protection is the regulatory authority tasked with enforcing the GDPR within Swedish jurisdiction. On May 19 2022, the Swedish Electronic Communications Act, or the ECA, was updated in accordance with Directive 2018/1972 of the European Parliament and of the Council establishing the European Electronic Communications Code, a legislative update of the previously applicable EU directive and the implemented Swedish act. The ECA imposes, amongst other things, privacy-related obligations on organizations placing cookies, pixels and other similar files on websites. The ECA, in combination with the GDPR, thus impacts digital direct marketing to customers and/or presumptive customers, as digital direct marketing activities must be carried out in compliance with both the ECA and the GDPR, as well as the Swedish Marketing Act which contains general rules for marketing practices. The Swedish Post and Telecom Authority is the regulator for the ECA. Penalties for non-compliance with the relevant sections of the ECA may incur monetary fines, in addition to administrative sanctions pursuant to the GDPR.

Regulations on M&A and Overseas Listings
China
In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicle controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.
The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.
On February 17, 2023, the CSRC released several regulations regarding the management of filings for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies together with 5 supporting guidelines (together with the Trial Measures, collectively referred to as the “New Regulations on Filing”). The New Regulations on Filing was formally implemented on March 31, 2023. Under New Regulations on Filing, a filing-based regulatory system has been applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. According to the New Regulations on Filing, if the issuer meets the following conditions at the same time, its offering and listing shall be deemed as an “indirect overseas offering and listing by a domestic company”: (i) the revenues, total profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts and any index accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the main parts of business activities are conducted in PRC or its principal place of business is located in PRC, or the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC. In case of an overseas initial public offering or listing, it shall file with the CSRC within 3 working days after submitting the application documents for issuance and listing abroad. Domestic companies that have submitted a valid application for an overseas offering and listing but have not received consent from the overseas regulator or overseas stock exchange before implementation date of the New Regulations on Filing, the filing with CSRC shall be completed before the overseas offering and listing.
On February 24, 2023, four PRC regulatory agencies, including the CSRC, jointly promulgated the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions relating to Overseas Listing, which has taken effect on March 31, 2023. In the overseas listing activities of domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Sweden
Sweden does not currently have a foreign investment review regime in place. However, the Swedish Protective Security Act (2018:585), implemented on April 1, 2019, contains a specific regulation concerning the protection of infrastructure of potentially sensitive nature for security in Sweden. The Swedish Protective Security Act applies to all transfer of ownership and covers entities conducting security-sensitive activities. The Swedish Protective Security Act includes an explicit obligation on selling companies to examine if the transfer is suitable and thus assess and decide whether the business falls within the scope of the act. Entities falling within the scope of the act are required to proceed with a mandatory consultation process (i.e., filing).
Regulations on Corporation
The SCNPC on December 29, 1993, came into effect on July 1, 1994 and was last revised on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, i.e. limited liability companies and companies limited by shares. Each a limited liability company or a company limited by shares is an enterprise legal person, and liable for its debts with all its assets. PRC Company Law is also applicable to foreign-invested companies, except otherwise set out in any other regulations.
Regulations on Anti-Monopoly
China
The Anti-Monopoly Law of the PRC promulgated by the Standing Committee of the National People’s Congress, or the Anti-Monopoly Law, which became effective on August 1, 2008 and thereafter amended on June 24, 2022 and came into effective on August 1, 2022, prohibits undertakings from monopolistic conducts such as:
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Entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition. For example, agreements for fixing or altering prices of goods, limiting the output or sales volume of goods, fixing the price of goods for resale to third parties, among others, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. Sanctions against such violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenue in the preceding year, or a fine up to RMB500,000 if the intended monopolistic agreement has not been performed);

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Abuse of dominant market position. For example, selling goods at unfairly high prices or purchasing goods at unfairly low prices, selling goods at prices below cost or refusing to trade with a trading party without any justifiable cause. Sanctions for such violations include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue in the preceding year); and

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Concentration of undertakings which has or may have an effect of eliminating or restricting competition. Pursuant to the Anti-Monopoly Law and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings as amended on September 18, 2018, require that the anti-monopoly agency (i.e., the State Administration for Market Regulation) shall be notified in advance of any concentration of undertaking if certain filing thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly enforcement agency clears the anti-monopoly filing.

On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. Since such provisions are relatively new, uncertain remains as to the interpretation and implementation of such laws and regulations.
Pursuant to the Anti-unfair Competition Law of the People’s Republic of China which was promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on April 23, 2019, unfair competition refers to that in its production and operating activities, the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity, and adhere to laws and business ethics during market transactions. Operators shall not conduct misleading behaviors which may confuse consumers to take their commodities as the commodities of others or lead consumers to believe that there is a connection between their commodities and other persons. Operators shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. Operators shall not help other operators to conduct false or misleading commercial publicity by organizing false transactions. Operators shall not infringe on trade secrets. Operators shall not fabricate or disseminate false or misleading information or damage the business reputation of the competitors or their goods. Operators engaging in production or operating activities online shall also abide by the provisions of the Anti-unfair Competition Law. No operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another operator. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal responsibilities depending on the specific circumstances.
On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators shall not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) make false or misleading commercial propaganda about the sales status, transaction information, business data, user evaluation, etc. in respect of the operators or their commodities, to deceive or mislead consumers or the relevant public. On November 22, 2022, the SAMR promulgated a draft of amendment to the Anti-unfair Competition Law for public consultations, which prohibits business operators to use data and algorithms, technologies, capital advantages, and platform rules to conduct unfair competitions.
Sweden
The Swedish Competition Act (2008:579) (Sw. Konkurrenslagen) is the legal framework prohibiting anticompetitive conduct through unlawful cooperation between undertakings and unlawful exploitation of market power by undertakings in a dominant position. Further, the Swedish Competition Act contains rules on the acquisition of undertakings as well as anticompetitive public sales activities. The Swedish Competition Act incorporates the substantive European competition rules into Swedish national law.
The Swedish Competition Authority (Sw. Konkurrensverket) applies Articles 101 and 102 of the Treaty on the Functioning of the European Union (Lisbon Treaty) in accordance with the Council Regulation (EC) No 1/2003 of 16 December 2002 on the implementation of the rules on competition laid down in Articles 81 and 82 of the Treaty, and subsequent amending acts. The current version of the Swedish Competition Act entered into force on November 1, 2008 and through this amendment the enforcement of the Swedish Competition Act became more effective and punitive damages became more deterrent. The Swedish Competition Act has subsequently been amended through several supplementary legislations, some of which have substantially extended the Swedish Competition Authority’s investigative powers.

The Swedish Competition Act prohibits undertakings from several types of anticompetitive conduct, such as:
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Anticompetitive cooperation, for example when undertakings cooperate to prevent, restrict or distort competition. Agreements which have as their object or effect to fix prices of goods, limit output or sales volume of goods or share markets are typical examples of prohibited cooperation. For such violations, sanctions include the nullification of the agreement in its entirety and a risk of fines up to 10% of the turnover from the previous year of each of the involved groups. Additionally, the EU regulators apply broader EU block exemption regulations which, provided certain conditions are met, automatically exempt specified types of agreements from the prohibition. Importantly, the European Commission adopted the new Vertical Block Exemption Regulation and Vertical Guidelines in 2022, which substantially helps undertakings assess the compatibility of supply and distribution agreements with competition rules;

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Abuse of a dominant market position, which may in particular consist of directly or indirectly imposing unfair purchase or selling prices or limiting production to the prejudice of consumers. Under EU and Swedish competition law, dominance alone is not prohibited, however the abuse of market power is. Sanctions for such violations include the nullification of the agreement in its entirety and a risk of fines up to 10% of each of the involved groups’ turnover from the previous year; and

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Anticompetitive mergers that significantly impede effective competition in Sweden as a whole or in part of the country. This can be done in particular as a result of the creation or strengthening of a dominant position. The Swedish Competition Act contain turnover-based thresholds with regard to when an acquisition should be notified to the Swedish Competition Authority: (i) the combined aggregate turnover in Sweden of all the undertakings concerned in the preceding financial year exceeded SEK 1 billion, and (ii) at least two of the undertakings concerned had a turnover in Sweden the preceding financial year which exceeded SEK 200 million. If the turnover thresholds are met, parties are obliged to notify the transaction. The Competition Authority can under certain circumstances order a notification, even when there is no obligation to notify as the above thresholds are not met. The Swedish Competition Act does not contain any penalties directly tied to the failure to meet the mandatory notification obligation, however, the Competition Authority may order an acquiring undertaking to complete their notification under payment of a penalty.

The Swedish Competition Act was amended in early 2021 as a result of Directive (EU) 2019/1, which aims to harmonize the investigative and sanctioning powers of the European Competition Authorities in their enforcement of the EU Competition Rules. Through the amendment the authority is, inter alia, empowered to impose fines if undertakings do not co-operate with an investigation and it can issue infringement decisions.
Regulations on Intellectual Property Rights
The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names.
Copyright
China
The Copyright Law of the PRC, adopted in 1990 and revised in 2001, 2010 and 2020 respectively, or the Copyright Law, and its implementing regulations adopted in 2002 and amended in 2011 and 2013, provide that Chinese citizens, legal persons, or other organizations will, whether published or not, enjoy copyright in their works, which include music works. Copyright will generally be conferred upon the authors, or in case of works made for hire, upon the employer of the author. Copyright holders enjoy personal and economic rights. The personal rights of a copyright holder include rights to publish works, right to be named as the author of works, right to amend the works and right to keep the works intact; while economic rights of a copyright holder include, but not limited to, reproduction right, distribution right, performance right, information network dissemination right, etc. In addition, the rights of performers with respect to their performance, rights of publishers with respect to their design of publications, rights of producers with respect to their video or audio productions, and rights of broadcasting or TV stations with respect to their broadcasting or TV programs are classified as copyright-related interest and protected by the Copyright Law. The copyright holders may license others to exercise or assign all or part of their economic rights attached to their works. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract. Pursuant to the Copyright Law and its implementing regulations, copyright infringers are subject to various civil liabilities, such as stopping infringing activities, issuing apologies to the copyright owners and compensating the copyright owners for damages resulting from such infringement. The damages should be calculated based on the actual loss suffered by the copyrights owner or the illegal income made by the infringer.
On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information, as amended on January 30, 2013. Under these regulations, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. The internet service provider who provides information storage space to recipients of its services to facilitate the provision by such recipient of works, performances and audio-video content to the public shall not be held liable for losses caused by any alleged infringement, provided that such internet service provider has deleted relevant works, performances and audio-video content after receiving a notice from the purported right holder, and the satisfaction of certain other conditions, including that (i) such internet service provider has specifically indicated that such information storage space is provided for the recipients of its services and the name, contact person information and network address of the of the network service provider have been made public; (ii) the works, performances and audio-video content provided by the recipients are not altered; (iii) the internet service provider is not aware and has no reason to be aware that the works, performances and audio-video content provided by recipients of its services are infringing; and (iv) the internet service provider does not derive economic benefits directly from the works, performances and audio-video content provided by the recipients of its services.
Sweden
The Swedish Copyright Act (1960:729), adopted on December 30, 1960, last revised on January 1, 2023, applies to literary or artistic works, including fictional or descriptive presentation in writing or speech, computer program, musical or scenic work, film works, photographic works or any other work of visual art, articles of construction art of applied art, or works that have been expressed in some other way, as well as maps and other descriptive works in drawing, graphics, or in plastic form. Insofar as computer programs are governed by the Swedish Copyright Act, it also applies to preparatory design material for computer programs. The creator or copyright-holder of any such work enjoys economic and moral rights to created works. Under the Swedish Copyright Act, copyright entails the exclusive right to dispose of the work by creating copies and by making it available to the public, in its original or altered state, in translation or adaption, in another literary or artistic form or in other technology. The Swedish Copyright Act applies e.g., to works created by Swedish citizens or by a person with a usual place of residence in Sweden, to works that were first published in Sweden or simultaneously in Sweden and abroad and film works whose producer has his registered office or his usual place of residence in Sweden. The copyright holders may license others to exercise or assign all or part of their economic rights attached to their works, whereas moral rights have to be addressed by, e.g., attribution of the copyright-holder. The license can be made on an exclusive or non-exclusive basis. With a few exceptions, an exclusive license or an assignment of copyright should be evidenced in a written contract. Pursuant to the Swedish Copyright Act, infringers of copyright are subject to various civil liabilities, such as ceasing infringing activities, indemnifying the copyright owners for damages resulting from infringement, and in the most extreme cases, criminal penalties including monetary fines or even imprisonment. The Swedish Copyright Act also include rules on collective license, which may be viewed as a relatively unique type of licensing. The collective license is a form of license concluded between a user of a copyright-protected work and an organization that represents a number of Swedish copyright-holders. A collective license gives the user the right to use works of the type which any particular collective license refers to, even though the copyright-holders of the works are not represented by the particular collective license organization.

Trademark
China
According to the Trademark Law of the PRC, adopted in 1982 and latest amended in 2019, as well as the Implementation Regulation of the Trademark Law of the PRC adopted by the State Council in 2002 and subsequently amended in 2014, registered trademarks are granted a term of ten years which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements shall be filed with the Trademark Office for record. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include but not limited to: using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant, selling goods that violate the exclusive right to use a registered trademark, etc. Pursuant to the Trademark Law of the PRC, in the event of any of the foregoing acts, the infringing party will be ordered to stop the infringement immediately and may be fined; the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.
Sweden
According to the Swedish Trademark Act (2010:1877), registered trademarks are granted a term of ten years which may be renewed for consecutive ten years periods by the trademark owner. A trademark license agreement may, upon request, be filed with the Swedish Intellectual Property Office for record-keeping. Conducts that shall constitute an infringement of the exclusive right to use a registered trademark include, but are not limited to, using a trademark that is identical with or similar to a registered trademark on the same or similar goods without the permission of the trademark registrant and selling goods that violate the exclusive right to use a registered trademark. An infringing party may be ordered to cease the infringement immediately at the risk of a fine and any counterfeit goods may be confiscated. The infringing party may also be held liable for the right holder’s damages and may also be held criminally liable.
Domain Name
China
In China, the administration of PRC internet domain names is mainly regulated by the MIIT, under supervision of the China Internet Network Information Center, or CNNIC. On August 24, 2017, the MIIT promulgated the Measures on Administration of Internet Domain Names, which became effective as of November 1, 2017 and replaced the Measures on Administration of Domain Names for the Chinese Internet issued by the MII on November 5, 2004, which adopt “first to file” rule to allocate domain names to applicants, and provide that the MIIT shall supervise the domain names services nationwide and publicize PRC’s domain name system. On June 18, 2019, the CNNIC issued a circular to authorize a domain name dispute resolution institution acknowledged by the CNNIC to decide relevant disputes. On January 1, 2018, the Circular of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services issued by the MIIT became effective, which stipulates that an internet access service provider shall, pursuant to requirements stated in the Anti-Terrorism Law of the PRC and the Cybersecurity Law of the PRC, verify the identities of internet-based information service providers, and the internet access service providers shall not provide access services for those who fail to provide their real identity information.
Sweden
In Sweden, the administration of Swedish internet domain names is regulated by the Swedish Act on National Top-level Domains (2006:24) under the regulatory oversight of Swedish Post and Telecom Authority. The regulatory activities are primarily focused on the single Swedish domain name administrator, the Swedish Internet Foundation, the organization responsible for the Swedish top-level domains (.se) and (.nu).

Regulations on Employment
China
The Labor Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995, and were further amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008, are the principal regulations that govern employment and labor matters in the PRC. Under the above regulations, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. Employers are also prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations.
According to the Social Insurance Law of the PRC promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, effective since July 1, 2011 and amended on December 29, 2018, together with other relevant laws and regulations, the PRC establishes a social insurance system including basic pension insurance, basic medical insurance, occupational injury insurance, unemployment insurance and maternity insurance. Any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall only be paid by employers while the contributions of basic pension insurance, medical insurance, and unemployment insurance shall be paid by both employers and employees.
According to the Regulation on the Administration of Housing Fund promulgated by the State Council on April 3, 1999 and amended in 2002 and 2019 respectively, employers are required to register at the designated administrative centers, open bank accounts for depositing employees’ housing fund and make housing fund contributions for employees in the PRC. Employer who fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.
Sweden
In Sweden, a distinction is made between employees and consultants. In order to determine whether a contractual relationship constitutes an employment relationship or whether the individual performing the services is an independent consultant, certain factors are normally considered when making an overall assessment of the relationship. This assessment is normally made upon a claim by the individual providing the services that he/she is a so called de facto employee. Factors that could indicate that an employment relationship is at hand — even if the agreement between the individual performing the services and the company receiving them is labelled as consultancy agreement — include e.g., whether the individual is on equal terms with employees from an economic and social point of view, if compensation for the services is paid in form of a guaranteed fixed remuneration, if there is any entitlement to paid leave, if the individual must carry out the job themselves, if the individual may perform work for other parties, if the individual is subject to specific instructions and close supervision of the company, if the individual is reimbursed for direct expenses, etc. The same factors can be used by the Swedish Tax Agency to reclassify a consultancy relationship into an employment relationship. From a Swedish employment law perspective, if an individual is deemed to be an employee rather than a consultant, the various provisions set forth in e.g., the Swedish Employment Protection Act, apply to the employment relationship, which could entail that the individual could be entitled to employment protection. An employee would also be entitled to vacation pay of 12% on the remuneration paid. From a Swedish tax law perspective, if an individual is deemed to be an employee rather than a consultant, the company retaining the services is required to report and pay social security contributions of 31.42% on the gross remuneration paid, and to withhold income tax on the payments, and Input VAT on the invoiced amounts are not deductible. In the event that the relationship between the individual performing the services and the company is that of an employment relationship (but that the parties have in practice treated it as a consultancy relationship), the company is exposed to tax penalties of 20% on omitted social security contributions and non-deductible input VAT, and of 5% on the amount of withholding tax. The gross remuneration paid to the individual and the social security contributions are however deductible for income tax purposes. Any reclassified payments give rise to a progressive individual tax for the worker and possible tax surcharges at 40% of the additional tax levied.
Regulations on Taxation
China
Enterprise Income Tax
On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law which was amended on February 24, 2017 and December 29, 2018; and on December 6, 2007, the State Council enacted the Implementation Regulations for the Enterprise Income Tax Law of the PRC (the “PRC EIT Law”), which was amended on April 23, 2019, or collectively, the PRC EIT Law. Under the PRC EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or regions but the actual management institutions are in the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries or regions and whose actual management institutions are outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from the PRC. The Circular Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by State Administration of Taxation (“SAT”) and latest amended in 2017 (the “Circular 82”) also provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and (4) 50% or more of voting board members or senior executives habitually reside in the PRC. Under the PRC EIT Law and relevant implementing regulations, a uniform enterprise income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from the PRC. Pursuant to the PRC EIT Law, the EIT tax rate of a qualified high and new technology enterprise, or HNTE, is 15%.
The Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (the “Bulletin 7”) was issued by the SAT on February 3, 2015, and latest amended on December 29, 2017. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC EIT. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7.
Value-added Tax
The Provisional Regulations on Value-added Tax of the PRC were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were last amended on November 19, 2017. The Detailed Rules for the Implementation of Provisional Regulations on Value-added Tax of the PRC were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Order on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations on Value-added Tax of the PRC, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT rates generally applicable are simplified as 17%, 11% and 6%, and the VAT rate applicable to the small-scale taxpayers is 3%.
On April 4, 2018, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs issued the Announcement on Relevant Policies on Deepen the Reform of Value-added Tax, pursuant to which that the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively, effective from April 1, 2019.
Dividend Withholding Tax
The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.
Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the State Administration of Taxation if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits.

Sweden
Swedish Corporate Taxation
The Swedish Income Tax Act (1999:1229) (“ITA”) entered into effect January 1, 2000. It is the main legal act that governs the Swedish taxation of all companies, both resident and non-resident for tax purposes. Apart from this law, Swedish taxation is also affected by the Value Added Tax Act (1994:200), the Tax Procedures Act (2011:1244) and several other tax acts. Swedish companies are generally taxed on their global corporate income, currently at 20.6%. In order to remedy double taxation situations, Sweden has entered into double tax treaties with 85 countries, among them the full scope double tax treaties with the US and the PRC, whereas only a limited double tax treaty has been entered into with the Cayman Islands. The majority of the double tax treaties utilize the credit method to avoid double taxation, including the treaties with the US and the PRC. Non-resident companies are generally not tax liable in Sweden except for income derived from a permanent establishment, income from real estate in Sweden and Swedish sourced dividend or royalty income, as further described below.
Swedish Withholding Tax Aspects
For non-resident corporate shareholders, a tax of 30% is withheld at source on dividends distributed by a Swedish company unless any reduced rate or exemption applies under local law or the applicable double tax treaty. In respect of dividend distributions from a Swedish company to a company tax resident in the Cayman Islands, the flat rate of 30% should apply as there currently should be no available exemption or reduced rate.
In addition, Sweden does not levy withholding taxes on interest nor on royalty income. However, a foreign recipient of Swedish-source royalties is generally deemed to have a Swedish permanent establishment for tax purposes, and is thus subject to Swedish income tax on the royalties received, unless any exemption applies under an applicable double tax treaty.
Foreign tax relief
Should foreign sourced income of a Swedish company be subject to foreign taxation, a foreign tax credit is generally available, provided certain conditions are fulfilled. For example, the foreign taxes must be finally assessed or withheld before it can be credited against Swedish taxes. The tax credit allowed for a Swedish company is limited to the amount corresponding to the Swedish tax on the foreign income. Further, any unutilized foreign tax credits may be carried forward for five years.
Interest deduction limitation rules
In general, a Swedish company is entitled to deduct interest on ordinary business debt, however, certain restriction rules apply to interest under the general interest deduction limitation rules, as well as under the intra-group deduction limitation rules.
Under the intra-group deduction limitation rules, any interest expenses recorded on debt to a group company is deductible if the beneficial owner of the interest income within the group is domiciled within the EEA, or in a country with which Sweden has concluded a full scope double tax treaty, or if the beneficial owner of the interest income is subject to a corporate tax of at least 10%. However, no tax deduction should be granted if the underlying purpose of the loan is, exclusively or as good as exclusively, to obtain a substantial tax benefit. Companies are considered to form a group if a company has decisive influence over the other, directly or indirectly, or if the companies are under joint control.
As of January 1, 2019, there is also a general limitation of interest deduction rule under which interest deductions are capped at 30% of earnings before interest, taxes, depreciation, and amortization (EBITDA). Alternatively, without applying the EBITDA rule, a negative net interest income may be deducted up to a maximum of SEK 5 million on a group level. Negative net interest that cannot be deducted in one year may be carried forward for up to six years, but could be forfeited in the event of a change in ownership.
As of January 1, 2021, interest expenses recorded on debt to a company within a jurisdiction which is placed on the European Union list of non-cooperative jurisdictions are generally non-deductible. The prohibition applies to interest payments on loans between affiliated parties as well as third party debts. As of the list adopted by the European Council of the European Union on October 4, 2022, neither Sweden, the U.S., China nor the Cayman Islands are included in the list of non-cooperative jurisdictions.
Anti-hybrid rules
Sweden has implemented anti-hybrid rules via the ITA. Apart from the above described interest deduction restrictions, there is also an interest deduction prohibition in respect of hybrid mismatches. This prohibition applies when the recipient does not recognize the corresponding income for taxation due to a different legal classification of the income in two jurisdictions. Hybrid situations involving permanent establishments, hybrid transactions, imported mismatches, and mismatches due to double resident entities are also covered by the current anti-hybrid rules. Certain hybrid situations regarding dividends are also covered. In addition, extended hybrid mismatch rules covering certain transparent companies (so-called reverse hybrid mismatches) have recently entered into force.
Social security contributions
Swedish corporate employers pay Swedish employer social security contributions on compensation paid to employees who are covered by the Swedish social security system. Social security contributions are normally levied at 31.42% of the total taxable remuneration (no cap) paid by a Swedish employer.
Contracting subcontractors which have not been granted F-tax could, in general, cause a liability to make preliminary tax deductions and pay social security contributions in Sweden on the remuneration paid to the subcontractor. If the subcontractor has a valid F-tax registration, the risk only applies if there is an obvious employment relationship between the principal and the subcontractor. If a consultant agreement is deemed as an employment relationship, the principal risks are having to pay social security contributions of 31.42% on the paid remuneration, as well as penalties amounting to a maximum of 20% of the unpaid contributions.
Swedish Value-added Tax
Swedish value added tax (“VAT”) is payable on goods and services at a rate of 25%. A reduced rate of 12% applies to food, catering and restaurant services and “tourism” (hotel accommodation). A reduced rate of 6% applies to newspapers, domestic personal transport and cinema tickets. Exports are zero rated, as are drugs and medical services, among others.
Swedish Transfer pricing documentation
A Swedish company with economic relationship with a non-resident company is required to prepare transfer pricing documentation; a Local File and Master File according to The Organization for Economic Co-operation and Development, or the OECD, Transfer Pricing Guidelines, in accordance with the Swedish Tax Procedures Act. Under the arm’s length rule, closely related companies should act as if they were independent companies when pricing transactions between them. As such, the Swedish rule requires all cross border transactions between related companies to be priced at arm’s length. Small and medium enterprises (where the whole group has less than 250 employees and has a turnover of a maximum of SEK 450 million or maximum total assets of SEK 400 million) are exempt from the requirement to prepare transfer pricing documentation in Sweden.
Regulations on Foreign Exchange
China
General Rules
The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, promulgated by the State Council in 1996 and most recently amended in August 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, the conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC to pay capital expenses such as the repayment of foreign currency denominated loans, or if foreign currency is to be remitted into China under the capital account such as a capital increase or foreign currency loans to our PRC subsidiaries, prior approval from or registration with appropriate regulatory authorities is required.
Pursuant to the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012, and were further amended on May 4, 2015, October 10, 2018 and December 30, 2019, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.
In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was partially repealed on December 30, 2019. SAFE Circular 13 cancels the administrative approval requirements of foreign exchange registration of foreign direct investment and overseas direct investment, and simplifies the procedure of foreign exchange-related registration, and foreign exchange registrations of foreign direct investment and overseas direct investment will be handled by the qualified banks and their branches instead of SAFE and its branches.
The Circular on the Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19 which was issued by SAFE on March 30, 2015, effective from June 1, 2015, partially repealed on December 30, 2019, and latest amended on March 23, 2023, allows foreign-invested enterprises, within the scope of business, to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investment.
In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources and utilization arrangements of capital, and provide board resolutions, contracts and other proof when applying for the registration in connection with an outbound investment and outbound remittance of capitals.
Offshore Investment
The Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular 37, an SPV refers to offshore enterprises directly established or indirectly controlled by PRC residents for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to register with the local SAFE branch.

Employee Stock Incentive Plan
SAFE issued the Circular on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals.
In addition, the State Administration of Taxation has issued certain notices concerning employee share options and restricted shares. Under these notices, employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. PRC subsidiaries are required to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.
Loans by Foreign Companies to their PRC Subsidiaries
Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 days after such foreign debt contract has been entered into. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or the Total Investment and Registered Capital Balance.
The Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, issued by the PBOC on January 12, 2017, provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross border financing = the upper limit of risk-weighted outstanding cross-border financing. The upper limit of risk-weighted outstanding cross-border financing of an enterprise = its net assets × the leverage rate of cross-border financing × the macro-prudential adjustment parameter, among which the leverage rate of cross-border financing of an enterprise shall be 2 for enterprises and the macroprudential adjustment parameter shall be 1. Therefore, as of the date hereof, the upper limit of risk weighted outstanding cross-border financing of a PRC enterprise is 200% of its net assets, or Net Asset Limits. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal.
Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Mechanism applies. Under the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Despite neither the Foreign Investment Law nor its Implementing Regulation prescribes whether the certain concept “total investment amount” with respect to foreign-invested enterprises will still be applicable, no PRC laws and regulations have been officially promulgated to abolish the Current Foreign Debt Mechanism.
On January 5, 2023, NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which became effective on February 10, 2023, provides that enterprises borrowing foreign debts must complete formalities for examination and registration of foreign debts and report and disclose relevant information. Enterprises must complete examination and registration and obtain the Certificate of Examination and Registration from NDRC before they could legally borrow foreign debts. In addition, enterprises must submit information of utilization of foreign debts, repayment, planned arrangements and major business indicators to NDRC at the end of each January and July. Further, since this regulation is relatively new, uncertainties exist in relation to its interpretation and implementation.
Sweden
Regulations on Foreign Direct Investments
There is currently no foreign investment review regime in place in Sweden. However, the Swedish Parliament has in 2021 passed amendments to the Swedish Protective Security Act (2018:585) protecting infrastructure of potentially sensitive nature for security of Sweden. In addition, Sweden is in the process of implementing Regulation (EU) 2019/452 establishing a framework for foreign direct investments in the Union, which entered into force on April 11, 2019 and applies since October 11, 2020, with the purpose to create a legal framework for the review of foreign direct investment in the Union with regard to security or public order. As such, Sweden is in the process of implementing the Swedish Foreign Direct Investment Act (2022:000) and it is expected to enter into force late 2023 or early 2024. The proposed Swedish Foreign Direct Investment Act may be subject to changes before being enacted. The proposed Swedish Foreign Direct Investment Act applies to foreign investments in businesses established in Sweden conducting i) vital society functions activities, ii) security-sensitive activities, iii) operations related to materials such as metals and minerals critical to the supply in EU or Sweden, iv) activities related to sensitive personal data or location data, v) activities related to emerging technologies and other technology strategically worth protecting, vi) certain activities related to dual-use products, and vii) certain activities related to military equipment. The proposed Swedish Foreign Direct Investment Act allows the competent authority to prohibit foreign direct investments if it is necessary with regards to Swedish national security. A foreign direct investment may also be prohibited if it is necessary with regard to public order or public safety in Sweden in accordance with articles 52.1 and 65.1(b) of the Treaty on the Functioning of the European Union. Further, the proposed Swedish Foreign Direct Investment Act establishes that a foreign direct investment may be only be carried out if it has been approved or no action has been taken in relation to it by the competent authority. Businesses which intend to invest in an entity covered by the proposed Swedish Foreign Direct Investment Act, are obligated to notify the potential investment to the competent authority in certain cases. This includes the situation in which an investor acquires more than 10% of the ownership of a company. Violations of the proposed Swedish Foreign Direct Investment Act may lead to maximum penalty fee of SEK 50,000,000.

Management
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Mario Yau Kwan Ho	28	Chairman and Co-Chief Executive Officer
Hicham Chahine	34	Director and Co-Chief Executive Officer
Liwei Sun	37	Director and President
Heng Tang	37	Director and Executive Vice President
Yanjun Xu	36	Director and Financial Director
Lei Zhang	38	Director and Senior Vice President
Thomas Neslein	34	Director
Felix Granander	26	Director
Andrew Reader	39	Director
Carter Jack Feldman	26	Independent Director
Hans Alesund	71	Independent Director
Zhiyong Li	40	Chief Financial Officer
Heng Zhang	42	Chief Strategy Officer
Jonas Gundersen	40	Chief Operation Officer (Europe)
Haoming Yu	35	Senior Vice President
Mr. Mario Yau Kwan Ho is our co-founder, co-chief executive officer and the chairman of our board of directors. He currently serves as the CEO of our Asia business. Mario founded Victory 5 esports club, one of our predecessors, in Shenzhen in December 2018. He has also served as the chairperson of the Macau Esports Federation since April 2018. Mario served as the chief marketing officer of iDreamSky Technology Holdings Limited (01119.HK), or iDreamsky, a digital entertainment company operating in China since May 2018, which was later successfully listed on the Hong Kong Stock Exchange. In 2020, Mario led the merger of Victory 5 with eStar esports club and formed Wuhan ESVF. Mario received his bachelor’s degree in management science from the Massachusetts Institute of Technology in 2016.
Mr. Hicham Chahine is our co-founder, co-chief executive officer and director. He currently serves as the CEO of our Western business. Hicham acquired Ninjas in Pyjamas in 2016, and has served as its chief executive officer since then. Prior to joining Ninjas in Pyjamas, Hicham had extensive experiences ranging from financial industry to entrepreneurship. From May 2008 to June 2016, he was the managing director of Formuesforvaltning, an independent wealth management firm in the Nordics. In February 2010, Hicham founded and served as chairman of Diglife AS, a private equity firm with investment portfolios in lifestyle, gaming and other technology-related companies. Hicham graduated from BI Norwegian Business School with a bachelor’s degree in business and economics in 2013.
Mr. Liwei “xiaOt” Sun is our president. He has served as our director since February 2021. xiaOt was one of China’s most famous esports athletes with renown and success in titles such as Warcraft III, Starcraft II and Heroes of the Storm. xiaOt co-founded and served as the chief executive officer of Invictus Gaming esports club in 2012. He founded eStar Gaming in 2014 and led the team to win numerous world and national championships across multiple titles. xiaOt was the co-founder of Wuhan Xingjing Interactive Entertainment Co., Ltd., which later became a subsidiary of Wuhan ESVF. He has also served as the vice-president of the Hubei Esports Association since 2022.
Mr. Heng (Donald) Tang has served as our director since March 2022. Donald joined us in 2019 and currently serves as our executive vice president and vice chief financial officer. Donald has extensive experiences in investment banking, auditing, investment and fund management. From 2019 to 2022, he served as the chief financial officer of Shenzhen Weiwu Esports Internet Technology Co., Ltd., a subsidiary of Wuhan ESVF. He also served as the investment director of iDreamSky from 2016 to 2019. Donald worked as a senior project manager at Huarong Securities Co. Ltd. from 2015 to 2016, a project manager at Century Securities from 2014 to 2015, and a senior auditor at PricewaterhouseCoopers, Shenzhen Branch, from 2011 to 2014. Donald received his master’s degree in finance and management from the University of Exeter in 2010 and is a Senior Member of ACCA.
Ms. Yanjun Xu has served as our director since March 2022. Yanjun has also been our financial director since June 2020. From 2017 to 2020, she worked as a financial director of a subsidiary of Wuhan Tourism and Sports Group. Yanjun received her bachelor’s degree in management from the Hubei University of Technology in 2013. She was qualified as an intermediate-level accounting professional in 2014 and a CPA professional in 2018.
Mr. Lei Zhang has served as our director since February 2021, and our senior vice president since January 2021. Prior to joining us, Lei had served as the general manager for Hongli Culture Communications (Wuhan) Co., Ltd., the operating entity of MAG Studio, since 2017. From 2015 to 2017, he served as general manager of Koi Network Technology (Wuhan) Co., Ltd. He worked as the assistant to the general manager at Yimin Pharmaceuticals from 2013 to 2016, and worked in BGA Division of Airchina Media Co., Ltd. in 2013. Lei has served as the vice president of the Hubei Esports Association since 2022. He received his master’s degree in multimedia from Nottingham Trent University in 2012.
Mr. Thomas Neslein is our director. He founded Nyx Ventures AS, a Norwegian investment firm focusing on the gaming and technology sector in 2016. He has held various positions at Pecunia AS, one of the largest property management companies in Norway, since 2015, and currently serves as its deputy chief executive director. Thomas worked as an investment analyst in Formuesforvaltning AS from 2014 to 2016, where his responsibilities involved trading in global equities. Thomas received his master’s degree of science from Columbia University in 2018.
Mr. Felix Granander is our director. He is also the founder and executive manager of Unknown Ventures, a venture capital focusing on media and technology companies. Felix invests in media and technology sectors through the Stenbeck family office Kinnevik, which is considered one of Sweden’s most prominent investment institutions.
Mr. Andrew Reader is our director. He has also been a director at Velo Partners since 2013, which is a family office managing capital for ultra-high net worth individuals from the United Kingdom and South Africa. Andrew has extensive experience in scaling and business planning. Prior to joining Velo partners, he had worked at Jefferies Financial Group Inc. (NYSE: JEF) with a focus on technology investment banking. Andrew received his bachelor’s degree in business administration from University of Bath in 2008.
Mr. Carter Jack Feldman is our independent director. He has also been the chief executive officer of Open Assets Standards since May 2022 which is a company that works with large game publishers to standardize dynamic digital assets across games. Carter has also served as the chief technology officer of Dreamwalk Technologies Limited since 2018. He is otherwise known for creating the first Minecraft modding engine for mobile devices, ModPE, which has been installed on over 20,000,000 devices around the world.
Mr. Hans Alesund is our independent director. He has over 30 years of experience within the business industry, with roles ranging from marketing and sales to operations. Hans served as the chief executive officer of Technology Nexus S.O.S. AB, an IT consultant and contract developer, from December 1997 to March 2006. He was also the chief executive director of Landis+Gyr from April 2006 to June 2016. Since February 2012, he has been the chief executive officer and co-owner of Get Right Sweden AB. He had also obtained board positions at Allegro Information system Ab, Level 21 Management AB prior to becoming a board member of NIP in 2016. Hans received his bachelor’s degree in statistics from Stockholm University in 1974.
Mr. Zhiyong (Ben) Li has served as our chief financial officer since August 2022. Prior to joining us, Ben served as our financial advisor for approximately eight months. He was the chief financial officer of BlueCity Holdings Limited (Nasdaq: BLCT) from 2019 to 2021. He also served multiple positions in GDS Holdings Limited (Nasdaq: GDS) from 2007 to 2019, with the last position held as finance vice president from 2014 to 2019. Ben worked as an associate at PricewaterhouseCoopers Zhong Tian LLP, Beijing Branch from 2005 to 2007. He received his bachelor’s degree in national economic management from the Renmin University of China in 2005.

Mr. Heng (Vulcan) Zhang joined us in March 2021. He oversees our strategic development, including investor relations and corporate financing. He also serves as the secretary to our board. From 2014 to 2020, Vulcan was a senior vice president and secretary to the board of iDreamSky. Vulcan has a China securities investment fund industry practice certificate issued in 2017 by the Asset Management Association of China, and certificates of qualification as secretary of the board of directors from issued in 2016 by the Shenzhen Stock Exchange and the Shanghai Stock Exchange. He has also become a co-member of the Hong Kong Chartered Secretaries’ Union in 2020. Vulcan received his financial master’s degree in business administration (FMBA) from the Chinese University of Hong Kong — Tsinghua University Cooperative Education in 2017.
Mr. Jonas Gundersen has served as the chief operating officer of our Europe division since 2020. Jonas joined Ninjas in Pyjamas in 2020 and has since been responsible for its daily operations. He has 17 years of experience in building and scaling startups, with a particular focus on commercialization and scaling operations. Prior to joining Ninjas in Pyjamas, Jonas had held various senior positions, including the chief commercial officer at North Esports in 2019, vice president of sales at Family.co from 2017 to 2018 and CEO of Aftercloud from 2013 to 2015. Jonas was also a former professional Counter-Strike 1.6 player, competing for teams such as SK Gaming in the early days of esports. Jonas received his executive master’s degree in business administration from Quantic School of Business and Technology in 2019.
Mr. Haoming Yu has served as the senior vice president and the head of our talent management business division since August 2021. Prior to joining us, Haoming had years of experience in event planning and operation in the media industry and has served as the director general of multiple large-scale new product promotion projects, including Coca-Cola, Red Bull, P&G, JD Logistics, and VV Soybean Milk. He founded Sacho Interactive Entertainment, a professionally generated content agency in 2017, and Shanqiu Culture Communication in 2018 to develop livestreaming economy business. He worked as the co-founder after the merger with Shanghai Huangxi Culture in May 2020. Haoming received his master’s degree in design from the China University of Geosciences in 2015.
Board of Directors
Our board of directors will consist of       directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of         ,          and        .          will be the chairperson of our audit committee. We have determined that         and          satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that          qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

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reviewing with the independent auditors any audit problems or difficulties and management’s response;

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discussing the annual audited financial statements with management and the independent auditors;

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reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

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reviewing and approving all proposed related party transactions;

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meeting separately and periodically with management and the independent auditors; and

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monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee will consist of         ,          and         .          will be the chairperson of our compensation committee. We have determined that          and          satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

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reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

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reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

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selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of         ,          and         .          will be the chairperson of our nominating and corporate governance committee.          and          satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
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selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

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advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
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convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

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declaring dividends and distributions;

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appointing officers and determining the term of office of the officers;

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exercising the borrowing powers of our company and mortgaging the property of our company; and

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approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers
Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
[Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]
Compensation of Directors and Executive Officers
For the year ended December 31, 2022, we paid an aggregate of US$0.5 million in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentive Plan
In 2021, we adopted 2021 Share Incentive Plan, or 2021 Plan, to attract and retain the best available personnel, to provide additional incentives to employees and to promote the success of our business. The maximum aggregate number of ordinary shares of NIP Group Inc. which may be issued under the 2021 Plan is 4,360,799, which has been proportionately adjusted under the Restructuring.
The following paragraphs summarize the terms of the 2021 Plan.
Plan Administration.   Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate its powers under the 2021 Plan to one or more officers of the Company to grant or amend awards or take other general administrative actions.
Type of Awards.   The 2021 Plan permits the awards of options, restricted shares, restricted share units, or any other type of awards approved by the plan administrator.
Award Agreement.   Awards granted under the 2021 Plan shall be evidenced by an award agreement between the award recipient and the Company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing the grant of such awards.
Eligibility.   We may grant awards to employees of our company and our subsidiaries.
Term of Awards.   Each award under the 2021 Plan shall vest or be exercised not more than ten years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2021 Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement. Any awards that are outstanding on the tenth anniversary of the 2021 Plan shall lapse automatically.

Vesting Schedule and Other Restrictions.   The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2021 Plan. The vesting schedule is set forth in the award agreement.
Exercise Price.   The plan administrator has discretion in determining the price of the awards, which can be a fixed or variable price related to the fair market value of the underlying ordinary shares and are subject to a number of limitations.
Termination.   Unless terminated earlier, the 2021 Plan has a term of ten years from its date of effectiveness.
Amendment, Suspension or Termination.   Our board of directors may at any time terminate, amend or modify the 2021 Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2021 Plan (other than any adjustment permitted under the 2021 Plan), or (ii) an extension of the term of the 2021 Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2021 Plan. However, no amendment, suspension or termination of the 2021 Plan shall, without the consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination.
Transfer Restriction.   Awards may not be transferred in any manner by the eligible employees other than in accordance with the exceptions provided in the 2021 Plan, such as by will or by the laws of descent or distribution.
Equity Incentive Trust
The ESVF Trust was established under a trust deed between our Company as settlor and Vistra Trust (Hong Kong) Limited, or the VTHK, as trustee, on January 20, 2023. Through the ESVF Trust, our ordinary shares and other rights and interests under awards granted pursuant to our 2021 Plan may be provided to certain award recipients. As of the date of this prospectus, some of the award recipients under the 2021 Plan participated in the ESVF Trust.
Participants in the ESVF Trust transfer their awards to Vistra Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by award recipients, the VTHK as trustee of the ESVF Trust will exercise the awards and transfer the relevant ordinary shares and other rights and interests under the awards to the relevant participants upon written instructions by an advisory committee established by the plan administrator. The advisory committee is authorized by the plan administrator to make all determinations and provide directions to the VTHK in relation to the administration of the ESVF Trust and the 2021 Plan. The trust deed provides that the VTHK as trustee of the ESVF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee.
The following table summarizes, as of the date of this prospectus, the options that we have granted to our directors and executive officers, all of which have been exercised for our ordinary shares.
Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant
Heng Tang	1,104,590	0	July 30, 2021
As of the date of this prospectus, we do not have any outstanding options.

Principal [and Selling] Shareholders
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:
•
each of our directors and executive officers;

•
each person known to us to beneficially own 5% or more of our shares; [and

•
each selling shareholder.]

The calculations in the table below are based on 107,611,307 shares issued and outstanding as of the date of this prospectus on an as-converted basis, and        ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Shares Beneficially Owned Prior to This Offering		[Shares Being Sold in This Offering		Shares Beneficially Owned After This Offering
	Number	%**	Number	%**]	Number	%**	% of Aggregate Voting Power***
Directors and Executive Officers†:
Mario Yau Kwan Ho(1)	15,278,950	14.2
Hicham Chahine(2)	13,362,381	12.4
Liwei Sun(3)	9,362,987	8.7
Heng Tang(4)	1,104,590	1.0
Yanjun Xu	—	—
Lei Zhang	*	*
Thomas Neslein(5)	13,086,142	12.2
Felix Granander(6)	12,268,258	11.4
Andrew Reader	—	—
Carter Jack Feldman	—	—
Hans Alesund	*	*
Zhiyong Li	—	—
Heng Zhang	—	—
Jonas Gundersen	*	*
Haoming Yu(7)	1,484,949	1.4
All Directors and Executive Officers as a Group	68,077,412	63.3
Principal [and Selling] Shareholders:
Seventh Hokage Management Limited(1)	15,278,950	14.2
Digilife AS(2)	13,362,381	12.4
Nyx Ventures AS(5)	13,086,142	12.2
Tolsona Ltd.(6)	12,268,258	11.4
xiaOt Sun Holdings Limited(3)	9,362,987	8.7
Shanghai Yuyun Management Partnership (Limited Partnership)(8)	9,101,851	8.5

Notes:
†
Except as otherwise indicated below, the business address of our directors and executive officers is Rosenlundsgatan 31, 11863, Stockholm, Sweden. The business address of Mario Yau Kwan Ho, Liwei “xiaOt” Sun, Heng Tang, Yanjun Xu, Lei Zhang, Ben Li, Heng Zhang and Haoming Yu is No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, 430000, The People’s Republic of China.

*
Beneficially owns less than 1% of our outstanding shares.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) the total number of ordinary shares outstanding and (ii) the number of ordinary shares that such person or group has the right to acquire upon exercise of options or other right within 60 days after the date of this prospectus.

***
For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)
Represents 15,278,950 Ordinary Shares directly held by Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited), a limited liability company established in the British Virgin Islands. Seventh Hokage Management Limited is wholly owned by Mr. Mario Yau Kwan Ho. The registered address of Seventh Hokage Management Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)
Represents 13,362,381 Class B-1 Preferred Shares directly held by Diglife AS, a company registered under the laws of Norway and is 95.61% owned by Mr. Hicham Chahine. The registered address of Diglife AS is Tors gate 2B, 0260 Oslo, Norway.

(3)
Represents 9,362,987 Ordinary Shares directly held by xiaOt Sun Holdings Limited, a limited liability company established in the British Virgin Islands. xiaOt Sun Holdings Limited is wholly owned by Mr. Liwei Sun. The registered address of xiaOt Sun Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(4)
Represents 1,104,590 ordinary shares issued pursuant to options that are held by Mr. Heng Tang.

(5)
Represents 13,086,142 Class B-1 Preferred Shares directly held by Nyx Ventures AS, a company registered under the laws of Norway and wholly owned by Mr. Thomas Neslein. The registered address of Nyx Ventures AS is Olav Vs Gate 5, 0161 Oslo, Norway.

(6)
Represents 12,268,258 Class B-1 Preferred Shares held by Tolsona Ltd., a company incorporated in the Republic of Cyprus. Tolsona Ltd. is wholly owned by Mr. Felix Granander. The registered address of Tolsona Ltd. is Naxou, 4, 1st Floor, Flat/Office 101, 1070, Nicosia, the Republic of Cyprus.

(7)
Represents 1,484,949 Ordinary Shares directly held by Danny Yu Holdings Limited, a limited liability company established in the British Virgin Islands. Danny Yu Holdings Limited is wholly owned by Mr. Haoming Yu. The registered address of Danny Yu Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)
Represents 9,101,851 Class A preferred shares held by Shanghai Yuyun Management Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yuyun Management Partnership (Limited Partnership) is Wuhan Donghu Lvxin Garden Co. Ltd., a company wholly owned by Wuhan Jinlv Construction Investment (Group) Co. Ltd., which is directly wholly owned by Wuhan Tourism and Sports Group. Wuhan Tourism and Sports Group is indirectly wholly owned by the Wuhan State-owned Assets Supervision and Administration Commission, or Wuhan SASAC, a sub-department of Wuhan municipal government. The business address of Shanghai Yuyun Enterprise Management Limited Partnership is Room 368, Part 302, No. 211 North Fute Road, China (Shanghai) Pilot Free Trade Zone, Shanghai City, PRC.

As of the date of this prospectus, we had no ordinary shares or preferred shares held by record holders in the United States.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions
Contractual Arrangements with Wuhan ESVF and Its Shareholders
See “Corporate History and Structure.”
Shareholders Agreement
See “Description of Share Capital — History of Securities Issuances — Shareholders Agreement.”
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Management — Share Incentive Plan.”
Other Related Party Transactions
Transactions with Mario Yau Kwan Ho and His Spouse
In 2021, we purchased reality show services of US$337,943 from Mr. Mario Yau Kwan Ho, our Chairman of the Board and co-chief executive officer, and recorded loan of US$310,039 to Mr. Ho. In 2022, we recorded collection of loan of US$297,221 to Mr. Ho. In the six months ended June 30, 2023, we recorded repayment of reality show services provided by Mr. Ho of US$682,707. We had amounts due to Mr. Ho of US$428,397, US$685,786 and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Tianjin Mingren Enterprise Management Partnership (Limited Partnership), or Tianjin Mingren, is an entity ultimately controlled by Mr. Ho. We had amounts due from Tianjin Mingren of US$138 as of June 30, 2023.
Transactions with Hicham Chahine
In the six months ended June 30, 2023, we recorded advance for our operations of US$69,184 and reimbursement for operating expenses of US$69,803 from Mr. Hicham Chahine, our co-chief executive officer. We had amounts due to Mr. Chahine of US$1,710 as of June 30, 2023.
Transactions with Liwei Sun
In 2021, we recorded repayment of loan from Mr. Liwei Sun, our president and the founder of eStar Gaming, of US$324,983, loan to Mr. Sun of US$159,531, and compensatory payment for our indebtedness of US$620,078 in connection with Mr. Sun’s undertaking of our indebtedness of US$620,078 to a third party. In 2022, we recorded collection of loan of US$113,721 to Mr. Sun. We had amounts due from Mr. Sun of US$161,489, US$38,258 and US$36,389 as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Wuhan Xingjing Culture Media Co., Ltd., or Xingjing Culture Media, is an entity controlled by Mr. Sun. In 2021, we recorded US$7.6 million of loan from Xingjing Culture Media and loan repayment of US$13.6 million to Xingjing Culture Media. In 2022, we recorded US$6.7 million of loan from Xingjing Culture Media and loan repayment of US$9.9 million to Xingjing Culture Media. In the six months ended June 30, 2023, we recorded US$288,730 of loan from Xingjing Culture Media and loan repayment of US$3.7 million to Xingjing Culture Media. We had amounts due to Xingjing Culture Media of US$7.2 million, US$3.5 million and US$86,799 as December 31, 2021 and 2022 and June 30, 2023, respectively.
Hainan Xingjing Technology Center LLP, or Hainan Xingjing, is an entity controlled by Mr. Sun. In 2021, we recorded loan to Hainan Xingjing in the amount of US$13,952. In 2022, we recorded collection of loan of US$53,500 to Hainan Xingjing. We had amounts due from Hainan Xingjing of US$56,492, nil and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Tianjin Xingjingweiwu Management Consulting LLP, or Tianjin LLP, is an entity controlled by Mr. Sun. In 2021 and 2022, we recorded loan to Tianjin LLP in the amount of US$155 and US$149, respectively, and had amounts due from Tianjin LLP of US$157, US$289 and US$276 as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Rui Zhou
In 2021, we recorded advance for our operations of US$66,782 to Ms. Rui Zhou, one of our beneficial owners, and recorded reimbursement for operating expenses of US$30,716. In 2022, we recorded reimbursement for operating expenses of US$167,221. We had amounts due to Ms. Zhou of US$176,573, nil and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Wuhan Tourism and Sports Group
In 2021, we recorded advertising proceeds from Wuhan Tourism and Sports Group, one of our principal beneficial owners, of US$2.3 million and value added tax prepayment of US$131,620, and provided advertising services to Wuhan Tourism and Sports Group of US$60,935. In 2022, we provided advertising services to Wuhan Tourism and Sports Group of US$700,993. In the six months ended June 30, 2023, we provided advertising services to Wuhan Tourism and Sports Group of US$340,414. We had amounts due to Wuhan Tourism and Sports Group of US$2.2 million, US$1.3 million and US$921,544 as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Wuhan Linyu Ecological Group Co., Ltd., or Wuhan Linyu, is a company indirectly wholly owned by Wuhan Tourism and Sports Group. In 2021, we purchased landscaping services of US$49,320 from Wuhan Linyu. In 2022, we purchased landscaping services of US$3,812 from Wuhan Linyu and recorded interest expenses of US$416,517 paid to Wuhan Linyu. In the six months ended June 30, 2023, we purchased landscaping services of US$4,676 from Wuhan Linyu. We had amounts due to Wuhan Linyu of US$441,309, US$1,383 and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Douyu Internet Technology Co., Ltd.
Douyu Internet Technology Co., Ltd., or Douyu, is one of our shareholders. In 2021, we provided talent management services to Douyu for US$202,640.
Wuhan Ouyue Online TV Co., Ltd., or Wuhan Ouyue, is an entity controlled by Douyu. In 2021 and 2022, we provided talent management services to Wuhan Ouyue for US$12.0 million and US$33.7 million, respectively. Through the reassessment of the dilution of equity interest after acquisition of Ninjas in Pyjamas on January 10, 2023, Douyu and Wuhan Ouyue are no longer accounted as our related party. We had amounts due from Wuhan Ouyue of US$1.2 million, and US$1.1 million as of December 31, 2021 and 2022, respectively.
Transactions with Lei Zhang
In 2021, we recorded advance for our operations to Mr. Lei Zhang, our director, of US$23,253, and reimbursement for operating expense of US$185,970.
Transactions with Haoming Yu
In 2021, we recorded loan of US$465,059 from Mr. Haoming Yu, our senior vice president, advance for our operations of US$294,886 to Mr. Yu, and reimbursement for operating expense of US$279,035. In 2022, we recorded loan of US$445,831 from Mr. Yu, repayment of loan of US$891,663 from Mr. Yu, advance for our operations of US$609,637 to Mr. Yu, and reimbursement for operating expense of US$624,833. We had amounts due from Mr. Yu of US$16,045, nil and nil and due to Mr. Yu of US$470,765, nil and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Ronghua Gu
In 2021, we recorded advance for our operations of US$9.4 million to Mr. Ronghua Gu, one of our beneficial owners, reimbursement for operating expense of US$9.1 million in connection with our general business operations, and loan from Mr. Gu of US$465,059. In 2022, we recorded advance for our operations of US$1.9 million to Mr. Gu, reimbursement for operating expense of US$2.2 million in connection with our general business operations, loan from Mr. Gu of US$445,831, and repayment of loan of US$891,663 from Mr. Gu. We had amounts due from Mr. Gu of US$386,510, nil and nil and due to Mr. Gu of US$470,765, nil and nil as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Shenzhen Media Group
We provided sponsorships and advertising services to Shenzhen Media Group, an affiliate of Shenzhen Media Group (International Limited) which is one of our shareholders, in exchange for the use of stadium and dormitories owned by Shenzhen Media Group. In 2021, we provided sponsorships and advertising services to Shenzhen Media Group of US$465,059. We also recorded rental expenses of US$669,684 and capital injection to be refunded in reorganization of US$1.6 million in 2021. In 2022, we provided sponsorships and advertising services to Shenzhen Media Group of US$445,831, and recorded rental expenses of US$641,997, government subsidies that should be distributed to Shenzhen Media of US$445,831, and repayment of capital injection of US$1.5 million. We also purchased event production services from Shenzhen Media of US$15,307 in 2022. In the six months ended June 30, 2023, we provided sponsorships and advertising services to Shenzhen Media Group of US$216,503, and recorded rental expenses of US$311,765 and government subsidies that should be distributed to Shenzhen Media of US$216,503. We also purchased event production services from Shenzhen Media of US$10,248 in the six months ended June 30, 2023. We had amounts due to Shenzhen Media Group of US$1.6 million, US$290,321 and US$275,812 as of December 31, 2021 and 2022 and June 30, 2023, respectively.
Transactions with Shenzhen Xingjing Weiwu Education Technology Co., Ltd.
In the six months ended June 30, 2023, we provided loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd., or Shenzhen Xingjing Weiwu Education, an entity in which we have a minority equity interest, of US$95,038. We had amounts due from Shenzhen Xingjing Weiwu Education of US$90,805 as of June 30, 2023.

Description of Share Capital
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares consist of (i) 429,552,072 ordinary shares, with par value of US$0.0001 each; and (ii) 24,709,527 Class A Preferred Shares, with par value of US$0.0001 each; (iii) 2,693,877 Class B Preferred Shares, with par value of US$0.0001 each; and (iv) 43,044,524 Class B-1 Preferred Shares, with par value of US$0.0001 each. Among our issued shares, 4,121,883 Class A Preferred Shares are not fully paid.
Immediately prior to the completion of this offering, our authorized share capital will be changed into US$          divided into             shares comprising of (i)            ordinary shares of a par value of US$          each, and (ii)             shares of a par value of US$       each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, we will have           ordinary shares issued and outstanding, assuming the underwriters do not exercise the option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.
[Our Post-Offering Memorandum and Articles of Association
Our shareholders have conditionally adopted an eighth amended and restated memorandum and articles of association, which will become effective and replace our current seventh amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.   Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.
Ordinary Shares.   Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.   Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.   Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of ordinary shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•
a fee of such maximum sum as the Nasdaq [Stock/Global Select] Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the Nasdaq [Stock/Global Select] Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all]/[a majority of] the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Issuance of Additional Shares.   Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights, voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.   Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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may issue negotiable or bearer shares or shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]
Differences in Corporate Law
The Companies Act (as revised) of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. [Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.] As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. [There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting.] As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.]
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. [Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.]
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.]
Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by our post-offering memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
The following is a summary of our securities issuances since the incorporation of our holding company in February 2021.
Ordinary Shares
On February 5, 2021, we issued (i) one ordinary share to Osiris International Cayman Limited, which was transferred to xiaOt Sun Holdings Limited on the same date, (ii) 10,274,549 ordinary shares to xiaOt Sun Holdings Limited, (iii) 1,934,570 ordinary shares to Ayisia Zhou Holdings Limited, and (iv) 679,140 ordinary shares to RayZ Holdings Limited.

On March 18, 2021, we issued (i) 15,816,680 ordinary shares to Seventh Hokage Management Limited (formerly known as Mario Ho Holdings Limited).
On June 29, 2021, our shareholders underwent a series of transactions to delineate the shareholding structure. To this end, we repurchased 1,420,362 ordinary shares from xiaOt Sun Holdings Limited, and 202,698 ordinary shares from Seventh Hokage Management Limited for nominal consideration. On the same date, we issued 278,974 ordinary shares and 148,545 ordinary shares to Ayisia Zhou Holdings Limited and RayZ Holdings Limited, respectively.
On July 30, 2021, we issued 4,123,826 ordinary shares to Blooming Time International Limited.
On September 30, 2021, Seventh Hokage Management Limited surrendered 1,165,314 shares to the Company, and we issued the same number of ordinary shares to SIG China Investments Master Fund IV, LLLP.
On March 18, 2022, we issued (i) 1,404,255 ordinary shares to Danny Yu Holdings Limited, and (ii) 2,106,383 ordinary shares to Oscar Gu Holdings Limited.
Following the Restructuring, on June 30, 2023, we issued (i) 508,799 ordinary shares to xiaOt Sun Holdings Limited, (ii) 830,282 ordinary shares to Seventh Hokage Management Limited, (iii) 127,200 ordinary shares to Ayisia Zhou Holdings Limited, (iv) 47,562 ordinary shares to RayZ Holdings Limited, (v) 236,973 ordinary shares to Blooming Time International Limited, (vi) 66,964 ordinary shares to SIG China Investments Master Fund IV, LLLP, (vii) 80,694 ordinary shares to Danny Yu Holdings Limited, and (viii) 121,042 ordinary shares to Oscar Gu Holdings Limited, for an aggregated consideration of RMB1,347,705.4.
Class A Preferred Shares
As part of our reorganization, the original shareholders of Wuhan ESVF (together with their affiliates, “original shareholders”) pledged their equity interests in Wuhan ESVF to Wuhan Muyecun and subscribed for ordinary shares of the Company in proportion to their respective interests in Wuhan ESVF prior to the reorganization. As a result, on July 30, 2021, we issued Class A Preferred Shares to certain original shareholders including (i) 8,607,242 Class A Preferred Shares to Shanghai Yuyun Management Partnership (Limited Partnership), (ii) 2,986,308 Class A Preferred Shares to Douyu Investment Limited, (iii) 2,819,639 Class A Preferred Shares to Shenzhen Guojin Angel Venture Investment III Partnership (Limited Partnership) (iv) 2,819,639 Class A Preferred Shares to Glorious Year Holdings Limited, (v) 1,530,175 Class A Preferred Shares to True Thrive Limited, (vi) 1,409,873 Class A Preferred Shares to Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership), (vii) 956,354 Class A Preferred Shares to Jiaxing ZhenFund Tianyu Equity Investment Partnership (Limited Partnership), (viii) 827,685 Class A Preferred Shares to Top Lead Ventures Limited, and (ix) 704,930 Class A Preferred Shares to Jiangxi Everbright Industry Co., Ltd., for an aggregated consideration of RMB208,000,000.
On September 30, 2021, we issued 704,930 Class A Preferred Shares to Shenzhen Media Group (International) Limited for a consideration of US$ equivalent to RMB10,000,000.
Following the Restructuring, on June 30, 2023, we issued (i) 494,609 Class A Preferred Shares to Shanghai Yuyun Management Partnership (Limited Partnership), (ii) 171,606 Class A Preferred Shares to Douyu Investment Limited, (iii) 162,028 Class A Preferred Shares to Shenzhen Guojin Angel Venture Investment III Partnership (Limited Partnership), (iv) 2,981,667 Class A Preferred Shares to Wuhan Rongzhu Information Technology Service Co., Ltd, (v) 87,930 Class A Preferred Shares to True Thrive Limited, (vi) 81,017 Class A Preferred Shares to Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership), (vii) 54,956 Class A Preferred Shares to Jiaxing ZhenFund Tianyu Equity Investment Partnership (Limited Partnership), (viii) 47,562 Class A Preferred Shares to Top Lead Ventures Limited, (ix) 40,508 Class A Preferred Shares to Jiangxi Everbright Industry Co., Ltd., and (x) 40,508 Class A Preferred Shares to Shenzhen Media Group (International) Limited, for an aggregated consideration of RMB120,475,355.79.

Class B Preferred Shares
On September 5, 2022, we issued 1,625,295 Class B Preferred Shares to Digital WD., Ltd. for a consideration of US$10,000,000.
On December 20, 2022, we issued (i) 487,589 Class B Preferred Shares to AER Capital SPC, and (ii) 434,604 Class B Preferred Shares to Maison Investment Holding Limited, for an aggregated consideration of US$5,674,000.
Following the Restructuring, on June 30, 2023, we issued (i) 93,396 Class B Preferred Shares to Digital WD., Ltd., (ii) 24,974 Class B Preferred Shares to Maison Investment Holding Limited, and (iii) 28,019 Class B Preferred Shares to AER Capital SPC.
Class B-1 Preferred Shares
On January 10, 2023, we issued (i) 12,636,248 Class B-1 Preferred Shares to Diglife AS, (ii) 11,601,582 Class B-1 Preferred Shares to Tolsona Ltd, (iii) 12,375,021 Class B-1 Preferred Shares to NYX Ventures AS, (iv) 822,099 Class B-1 Preferred Shares to Get Right Sweden AB, (v) 2,906,798 Class B-1 Preferred Shares to Shinobi Holdings Limited, and (vi) 363,670 Class B-1 Preferred Shares to Datakrigaren Ventures ApS, in exchange for their respective equity interests in Ninjas in Pyjamas.
Following the Restructuring, on June 30, 2023, we issued (i) 726,133 Class B-1 Preferred Shares to Diglife AS, (ii) 666,676 Class B-1 Preferred Shares to Tolsona Ltd, (iii) 711,121 Class B-1 Preferred Shares to NYX Ventures AS, (iv) 47,241 Class B-1 Preferred Shares to Get Right Sweden AB, (v) 167,037 Class B-1 Preferred Shares to Shinobi Holdings Limited, and (vi)20,898 Class B-1 Preferred Shares to Datakrigaren Ventures ApS.
Shareholders Agreement
We entered into our fifth amended and restated shareholders agreement on June 30, 2023 with our shareholders, which consist of holders of ordinary shares and preferred shares. The fifth amended and restated shareholders agreement provides for certain shareholders’ rights, including registration rights, information, inspection and observer rights, rights of first refusal and co-sale rights, and voting rights and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights will automatically terminate upon the completion of our initial public offering.
Registration Rights
We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.
Piggyback Registration Rights.   We shall notify all holders of our registrable securities in writing at least thirty (30) days prior to filing of any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including registration statement relating to secondary offerings of our securities, but excluding registration on Form F-3 or Form S-3, or to any employee benefit plan or a corporate reorganization) and the holders may deliver their written request to include in any such registration statement all or any part of the registrable securities held by it within ten (10) days after receiving our notice. If the offering involves an underwriting of our registrable securities and the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of the registrable securities to be underwritten, the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to us, and second, to each of the holders requesting inclusion of their registerable securities on a pro-rata basis based on the total number of registrable securities then held by each such holder, provided that (i) the number of registrable securities included is not reduced below twenty-five percent (25%) of the aggregate number of registrable securities for which inclusion has been requested, and (ii) all shares that are not registrable securities and are held by any other person shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Registration on Form F-3 or Form S-3.   Any holder or holders holding registrable securities with an aggregate price to the public of at least US$500,000 shall have a right to request in writing that we effect a registration on either Form S-3 or Form F-3, and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder or holders. We are obligated to promptly give written notice of the proposed registration and the holder’s or holders’ request therefor, and any related qualification or compliance, to all other holders of registrable securities. We shall not be obliged to effect any such registration, qualification or compliance if (i) Form S-3 or Form F-3 becomes unavailable for such offering by the holders, or (ii) if we have, within six (6) months period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been excluded pursuant to a piggyback registration. We have a right to defer filing of a registration statement for a period of not more than ninety (90) days during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we can exercise the deferral right for no more than once during any twelve (12) month period. We shall not file any registration statement pertaining to the public offering of any securities during such ninety (90) day period.
Expenses of Registration.   We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of the registrable securities, incurred in connection with the registrations pursuant to the fifth amended and restated shareholders agreement.
Termination of Obligations.   The registration rights set forth above will terminate (i) five (5) years after the consummation of this offering, or (ii) if all such registrable securities proposed to be sold by a holder may then be sold under Rule 144 in one transaction without exceeding the volume limitations thereunder.

Description of American Depositary Shares
American Depositary Receipts
           , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in             ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary that they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
The depositary’s office is located at            .
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart.
Share Dividends and Other Distributions
How will I receive dividends and other distributions on the shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
Cash.   The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
Shares.   In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.
Rights to Receive Additional Shares.   In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:
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sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.
Other Distributions.   In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of            , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.
The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.” Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of shares,

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to give instructions for the exercise of voting rights at a meeting of holders of shares,

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to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
[Under our post offering memorandum and articles of association, the depositary would be able to provide us with voting instructions without having to personally attend meetings in person, by means of it delivering an instrument of proxy. Such voting instructions may be provided to us by means of the depositary delivering an instrument of proxy via facsimile, email, mail, courier or other recognized form of delivery, and we agree to accept any such delivery so long as it is timely received prior to the meeting.] We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering amended and restated memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Notwithstanding the above, we have advised the depositary that [under the Cayman Islands law and our post offering memorandum and articles of association, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded.] In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.
Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:
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a fee of US$       per ADR or ADRs for transfers of certificated or direct registration ADRs;

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a fee of up to US$       per ADS for any cash distribution made pursuant to the deposit agreement;

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a fee of up to US$       per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS [issued and] outstanding);

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stock transfer or other taxes and other governmental charges;

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cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of Taxes
ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up/sub-division, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.
Limitations on Obligations and Liability to ADS Holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
Prior to the issue, registration, registration of transfer, split-up/sub-division, consolidation, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:
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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and the terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and
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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.
The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:
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any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADR;

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it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

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it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including, without limitation laws, rules, regulations, administrative or judicial process, or banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of      . The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.
Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).
The depositary may own and deal in any class of our securities and in ADSs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
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be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.
Governing Law
The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Shares Eligible for Future Sale
Upon completion of this offering, we will have         ADSs outstanding, representing        ordinary shares, or   % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We intend to apply to list the ADSs on the Nasdaq, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Lock-up Agreements
We[, our directors and executive officers, our existing shareholders and holders of options] have agreed, for a period of [180] days after the date of this prospectus, [not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed)], without the prior written consent of [the representatives of] the underwriters.
The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”
[Other than this offering,] we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.
Rule 144
All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal            ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the Nasdaq, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Taxation
The following summary of Cayman Islands, PRC, Swedish and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, Sweden and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Carey Olsen Singapore LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of CM Law Firm, our PRC counsel; in respect of matters of Swedish tax law, it represents the opinion of Baker & McKenzie Advokatbyrå KB, our Swedish counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.
We believe that NIP Group Inc. is not a PRC resident enterprise for PRC tax purposes. NIP Group Inc. is a company incorporated outside of the PRC. NIP Group Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that NIP Group Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that NIP Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of NIP Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that NIP Group Inc. is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, NIP Group Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.
Sweden Taxation
The following is a summary of certain material Swedish tax issues for holders of ordinary shares or ADSs that are resident in Sweden for tax purposes. The summary is based on current legislation and is intended to provide general information only. Each person considering an investment in ordinary shares or ADSs is advised to consult an independent tax advisor as to the tax consequences that could arise from the acquisition, ownership and disposition of the ordinary shares or ADSs.
Taxation of individual holders
An individual holder is generally considered to be tax resident in Sweden based on domicile, continuous stay exceeding 183 days or essential ties to Sweden. Swedish nationals and foreign individuals who have been tax resident in Sweden for at least 10 years are generally presumed to have maintained essential ties with Sweden, and so are deemed resident in the 5 years following their departure, unless they can prove that they have not maintained essential ties with Sweden, also known as the 5-year rule. After the first five years, the burden of proof shifts to the Swedish Tax Agency.
Individual tax residents in Sweden would generally be subject to income tax on dividend income or capital gains realized at the disposal of ADSs and ordinary shares in a foreign company, such as NIP Group Inc. Any dividend income derived from, or capital gains realized at the disposal of, ordinary shares or ADSs in companies listed on a stock exchange such as the Nasdaq [Stock/Global Select] Market (“Nasdaq”) would be fully taxable at 30%, since no reduction or exemption would be available under Swedish law or the limited double tax treaty between Sweden and the Cayman Islands. Further, any capital losses realized at the disposal of ADSs or ordinary shares in NIP Group Inc. would normally be fully deductible against any capital gains realized at the disposal of shares, including in ADSs and ordinary shares, otherwise 70% of such capital losses would generally be deductible.

Taxation of company holders
In respect of company holders, a company is generally deemed tax resident in Sweden under local law if it is incorporated in Sweden under the Swedish Companies Act (e.g. a limited liability company). Although a great number of double tax treaties which Sweden has entered into regards the place of effective management as one of the key factors when determining tax residency of a company, double tax treaties can only limit and not extend taxation right under Swedish law. As such, Sweden does not generally apply the concept of place of effective management as a basis for taxation of a foreign company. Any dividend income or capital gains realized by a Swedish tax resident company attributable to a company tax resident in the Cayman Islands would normally be subject to corporate income tax at 20.6% applying the current tax rate (FY 2023). No exemption or reduction is currently available under Swedish law or the limited double tax treaty between Sweden and the Cayman Islands in respect of an investment in NIP Group Inc., a company that is tax resident in the Cayman Islands. Further, any capital losses realized at the disposal of ADSs or ordinary shares in NIP Group Inc. should be fully deductible against any capital gains realized at the disposal of shares, including ADSs and ordinary shares. Unused capital losses may be carried forward and should be deductible against any such capital gains realized at the disposal of shares during the next financial year, without time limitation.
Controlled foreign company regime
Under the controlled foreign company regime, or the CFC rules, a Swedish tax resident company or individual or any nonresident with a permanent establishment in Sweden that holds certain interest in certain foreign legal entities is subject to immediate taxation on its proportionate share of the foreign legal entity’s profits if the foreign entity is not taxed or taxed at a rate lower than 11.33%, i.e., 55% of the Swedish corporate income tax rate 20.6%. To trigger the CFC rules, the shareholder must at the end of the financial year control at least 25% of the capital or voting rights in the foreign legal entity, either alone or together with persons who have a community of interest with the shareholder. However, if the foreign legal entity is resident in an “approved” country, CFC taxation should not arise. The Cayman Islands is currently not listed as an approved country, why CFC taxation could arise for certain holders of ADSs or ordinary shares under circumstances described above.
Stamp duty and other transfer taxes
Sweden does not levy stamp duty or other transfer taxes at the disposal of ADSs or ordinary shares in a Swedish or foreign company.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:
•
banks and other financial institutions;

•
insurance companies;

•
pension plans;

•
cooperatives;

•
regulated investment companies;

•
real estate investment trusts;

•
broker-dealers;

•
traders that elect to use a mark-to-market method of accounting;

•
certain former U.S. citizens or long-term residents;

•
tax-exempt entities (including private foundations);

•
holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•
investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•
investors that have a functional currency other than the U.S. dollar;

•
persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•
partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder (as defined below) is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs are not expected to be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles should be treated as an active asset to the extent associated with activities that produce or intended to produce active income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
[Based upon our historical, current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future]. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “— Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.
Dividends
Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we intend to apply to list on the Nasdaq, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose).
Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. However, absent an election to apply the benefits of an applicable income tax treaty, certain non-U.S. taxes may not be creditable if the relevant foreign income tax rules are not consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets all these requirements. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation.
Capital gain or loss of U.S. persons will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:
•
the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a mark-to-market election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.
Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other forms as is required by the United States Treasury Department. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the taxable years for which such form is required to be filed. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Information with Respect to Foreign Financial Assets
U.S. Holders who are individuals (and certain entities closely held by individuals) generally will be required to report the name, address and such information relating to an interest in the ADSs or ordinary shares as is necessary to identify the class or issue of which the ADSs or ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.
U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

UNDERWRITING
We [, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we[ and the selling shareholders] have agreed to sell to them, severally, the number of ADSs indicated in the following table.         ,         ,         ,          and          are acting as the representatives of the underwriters.
Underwriter	Number of ADSs
Deutsche Bank Securities Inc.
US Tiger Securities, Inc.
GF Securities (Hong Kong) Brokerage Limited
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us[ and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than those ADSs covered by the option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$       per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.
Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. GF Securities (Hong Kong) Brokerage Limited is not a broker-dealer registered with the SEC and will not make any offers and sales of ADSs within the United States.
The address of Deutsche Bank Securities Inc. is 1 Columbus Circle, New York, NY 10019. The address of US Tiger Securities, Inc. is 437 Madison Avenue, 27th Floor, New York, NY 10022. The address of GF Securities (Hong Kong) Brokerage Limited is 29-30/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong.
Option to Purchase Additional ADSs
We[and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of the final prospectus, to purchase up to an aggregate of        additional ADSs from us [and       additional ADSs from the selling shareholders] at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.
Commissions and Expenses
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us [and the selling shareholders]. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional        ADSs.

Total
	Per ADSs	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:	US$	US$	US$
Us	US$	US$	US$
[The selling shareholders]	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to selling shareholders]	US$	US$	US$
We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$      . We have agreed to reimburse the underwriters for certain out-of-pocket expenses in connection with this offering in an amount not to exceed US$      .
Lock-up Agreements
[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) submit or file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]
[Our directors, officers, existing shareholders[, including the selling shareholders], and share-based award holders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.]
In addition, we and each such person have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs. Further, through a letter agreement, we will instruct                 , as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.
The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.
Nasdaq [Stock/Global Select] Market Listing
We have applied to list our ADSs on The Nasdaq [Stock/Global Select] Market under the symbol “[NIPG]”
Stabilization, Short Positions and Penalty Bids
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq [Stock/Global Select] Market, the over-the-counter market or otherwise.
Electronic Distribution
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or one or more securities dealers, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
Indemnification
We[ and the selling shareholders] have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Pricing of the Offering
Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.
Relationships
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market making, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and for persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. These investments and securities activities may involve securities and/or instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also make or communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such assets, securities and instruments.
[Directed ADS Program]
[At our request, the underwriters have reserved up to    % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to some of our directors, officers, existing shareholders, employees, and business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]
Selling Restrictions
General
Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may affect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Abu Dhabi
The Financial Services Regulatory Authority, or “FSRA,” of the Abu Dhabi Global Market accepts no responsibility for reviewing or verifying this document. Accordingly, the FSRA has not approved this document nor taken any steps to verify the information set out in this document, and has no responsibility for it. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.
Australia
This document:
(i)
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the “Corporations Act;”

(ii)
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or “ASIC,” as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(iii)
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or “Exempt Investors.”

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.
As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue or sale of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.
The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.
Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Dubai International Financial Center
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Center, or the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(i)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(iii)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Hong Kong
The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong), or the “SFO,” of Hong Kong and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32) of Hong Kong or the “CO,” or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

India
This document has not been and will not be registered as a prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any statutory or regulatory authority in India, including the Securities and Exchange Board of India, Reserve Bank of India, any registrar of companies in India or any stock exchange in India. This document and this offering of ADSs are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 2013, as amended, our ADSs have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this prospectus nor the offering of our ADSs is calculated to result, directly or indirectly, in our ADSs becoming available for subscription or purchase by persons other than those receiving the invitation or offer. Each investor is deemed to have acknowledged, represented and agreed that it is eligible to invest in us and our ADSs under applicable laws, rules and regulations in India, without the requirement to obtain any prior approval, and that it is not prohibited or prevented under any law, rule or regulation in India from acquiring, owning or selling our ADSs.
Indonesia
This prospectus does not, and is not intended to, constitute a prospectus for a public offering of securities and this offering does not, and is not intended to, constitute a public offering of securities under Law Number 8 of 1995 regarding Capital Market and its implementing regulations. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.
Japan
The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ADSs nor any interest therein may be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Korea
The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the “FSCMA.” None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the “FETL.” The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the purchaser of the

ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
PRC
This prospectus will not be circulated or distributed in the PRC, and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than
•
to an institutional investor under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time,

•
to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Sections 275 and 276 of the SFA, or

•
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities and securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Notification under Section 309B(1)(c) of the SFA
The ADSs are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in the MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Purchasers are advised to seek legal advice prior to any resale of the securities.
South Africa
Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
•
the offer, transfer, sale, renunciation or delivery is to:

•
persons whose ordinary business is to deal in securities, as principal or agent;

•
the South African Public Investment Corporation;

•
persons or entities regulated by the Reserve Bank of South Africa;

•
authorized financial service providers under South African law;

•
financial institutions recognized as such under South African law;

•
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

•
any combination of the person in (a) to (f); or

•
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/ or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this prospectus must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this prospectus relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA” and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.
United Arab Emirates (excluding the DIFC and the Abu Dhabi Global Market)
This document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this document, you should consult an authorized financial adviser. By receiving this document, the person or entity to whom it has been issued understands, acknowledges and agrees that this document has not been approved by or filed with the UAE Central Bank, the UAE Securities and Commodities Authority, or the “SCA,” or any other authorities in the UAE (outside of the financial free zones established pursuant to UAE Federal Law No. 8 of 2004), nor have the underwriters received authorization or licensing from the UAE Central Bank, SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has been or will be made from within the UAE other than in compliance with the laws of the UAE and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The ADSs are not intended for circulation or distribution in or into the UAE, other than to persons who are “Qualified Investors” within the meaning of the SCA’s Board of Directors Decision No. 3 of 2017 Concerning the Organization of Promotion and Introduction to whom the materials may lawfully be communicated. This does not constitute a public offer of securities in the UAE in accordance with the SCA Chairman of the Board Resolution No. 11/R.M of 2016 on the Regulations for Issuing and Offering Shares of Public Joint Stock, or otherwise.
Nothing contained in this document is intended to constitute investment, legal, tax, accounting or other professional advice. This document is for your information only and nothing in this document is intended to endorse or recommend a particular course of action. Any person considering acquiring securities should consult with an appropriate professional for specific advice rendered based on their respective situation.
United Kingdom
This document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are outside the United Kingdom or if in the United Kingdom who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Expenses Related to this Offering
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.
SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

Legal Matters
We are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Carey Olsen Singapore LLP. Certain legal matters as to PRC law will be passed upon for us by CM Law Firm. Certain legal matters as to Sweden law will be passed upon for us by Baker & McKenzie Advokatbyrå KB. Kirkland & Ellis International LLP may rely upon Carey Olsen Singapore LLP with respect to matters governed by Cayman Islands law, CM Law Firm with respect to matters governed by PRC law and Baker & McKenzie Advokatbyrå KB with respect to matters governed by Sweden law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law and Baker & McKenzie Advokatbyrå KB with respect to matters governed by Sweden law.

Experts
The consolidated financial statements as of and for the years ended December 31, 2021 and 2022, and the related financial statement schedule included in this prospectus have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements). Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The offices of Marcum Asia CPAs LLP are located at Units 06-09, 46th Floor, China World Tower B, No. 1 Jian Guo Men Wai Avenue, Chaoyang District, Beijing, PRC.

Where You Can Find Additional Information
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.
Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our executive officers and directors and for holders of more than 10% of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

NIP GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
of NIP Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of NIP Group Inc. and Subsidiaries (the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2022, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum Asia CPAs LLP Marcum Asia CPAs LLP
We have served as the Company’s auditor since 2021.
Beijing, China
June 5, 2023, except for the effects of re-organization and stock split discussed in Note 1 and Note 14 as to which the date is October 4, 2023.

NIP GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$11,409,360	$9,587,629
Accounts receivable	11,376,678	14,448,371
Advance to suppliers	625,848	427,414
Receivables related to disposal of league tournaments rights	2,718,819	2,626,762
Amounts due from related parties	1,859,515	1,135,644
Prepaid expenses and other current assets, net	1,004,094	4,957,311
Total current assets	28,994,314	33,183,131
Non-current assets:
Property and equipment, net	3,559,460	2,895,216
Intangible assets, net	75,415,909	65,382,946
Right-of-use assets	—	1,801,874
Goodwill	32,282,349	29,826,958
Deferred tax assets	536,857	4,996
Other non-current assets	—	840,475
Total non-current assets	111,794,575	100,752,465
Total assets	$140,788,889	$133,935,596
LIABILITIES
Current liabilities:
Short-term borrowings	$2,667,671	$6,422,896
Accounts payable	9,138,860	9,526,414
Payable related to league tournaments rights-current	3,373,715	2,617,233
Accrued expenses and other liabilities	3,251,519	4,227,581
Deferred revenue	3,420,064	208,685
Operating lease liabilities, current	—	366,392
Amount due to related parties-current	11,505,642	5,146,331
Total current liabilities	33,357,471	28,515,532
Non-current liabilities:
Amount due to related parties-non-current	1,418,711	626,906
Payable related to league tournaments rights-non-current	4,648,450	2,915,875
Operating lease liabilities, non-current	—	1,574,878
Deferred tax liability	12,801,124	10,845,902
Total non-current liabilities:	18,868,285	15,963,561
Total liabilities	$52,225,756	$44,479,093
The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
CONSOLIDATED BALANCE SHEETS — (continued)
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of December 31,
	2021	2022
Commitments and contingencies (Note 20)
MEZZANINE EQUITY
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and 24,709,527 shares authorized as of December 31, 2021 and 2022, respectively, 24,709,527 and 24,709,527 issued and outstanding as of December 31, 2021 and 2022, respectively*)	$80,052,562	$97,400,393
Class B redeemable preferred shares (US$0.0001 par value; nil and 8,126,477 shares authorized as of December 31, 2021 and 2022, respectively, nil and 2,693,877 issued and outstanding as of December 31, 2021 and 2022, respectively*)	—	16,062,314
Total mezzanine equity	$80,052,562	$113,462,707
EQUITY (DEFICIT):
Ordinary Shares (US$0.0001 par value; 475,290,473 and 467,163,996 shares authorized as of December 31, 2021 and 2022, respectively, 29,962,366 and 33,674,740 issued and outstanding as of December 31, 2021 and 2022, respectively*)	$2,751	$3,102
Subscription receivable	(593)	(944)
Additional paid-in capital	16,765,259	—
Statutory reserve	72,420	72,420
Accumulated deficit	(14,671,088)	(29,252,663)
Accumulated other comprehensive (loss) income	(5,871)	172,115
Total equity (deficit) attributable to the shareholders of NIP Group Inc.	2,162,878	(29,005,970)
Non-controlling interests	6,347,693	4,999,766
Total equity (deficit)	8,510,571	(24,006,204)
Total liabilities, mezzanine equity and equity (deficit)	$140,788,889	$133,935,596

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 and Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2021	2022
Net revenue from third parties	$19,071,746	$30,994,544
Net revenue from related parties (Note 18)	12,730,544	34,840,567
Total net revenue	31,802,290	65,835,111
Cost of revenue to third parties	(31,592,408)	(61,631,544)
Cost of revenue to related parties (Note 18)	(803,002)	(461,138)
Total cost of revenue	(32,395,410)	(62,092,682)
Gross (loss) profit	(593,120)	3,742,429
Operating expenses:
Selling and marketing expenses	(2,639,604)	(5,494,665)
General and administrative expenses	(5,218,461)	(6,328,278)
Total operating expenses	(7,858,065)	(11,822,943)
Operating loss	(8,451,185)	(8,080,514)
Other income:
Other income, net	897,290	2,000,677
Interest expense, net	(519,501)	(365,630)
Total other income	377,789	1,635,047
Loss before income tax expenses	(8,073,396)	(6,445,467)
Income tax (expenses) benefits	(65,887)	139,454
Net loss	(8,139,283)	(6,306,013)
Net loss attributable to non-controlling interest	(139,309)	(90,332)
Net loss attributable to NIP Group Inc.	(7,999,974)	(6,215,681)
Deemed dividend on modification on preferred shares	(861,027)	—
Preferred shares redemption value accretion	(17,615,789)	(25,296,874)
Net loss attributable to NIP Group Inc.’s shareholders	(26,476,790)	(31,512,555)
Other comprehensive income:
Foreign currency translation income attributable to non-controlling interest, net of nil tax	283,201	2,203
Foreign currency translation income attributable to ordinary shareholders, net of nil tax	273,429	177,986
Total comprehensive loss	$(7,582,653)	$(6,125,824)
Total comprehensive income (loss) attributable to non-controlling interest	143,892	(88,129)
Total comprehensive loss attributable to ordinary shareholders	(7,726,545)	(6,037,695)
Net loss per ordinary share
Basic and Diluted	(0.92)	(0.90)
Weighted average number of ordinary shares outstanding*
Basic and Diluted	28,760,526	34,987,683
Share-based compensation expense as follows (note 16):
General and administrative expenses	455,751	165,721

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 and Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT) EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)
	Ordinary Shares		Treasury Shares		Subscription receivable	Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholders’ equity (deficit)	Non- controlling interests	Total equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	20,872,027	$2,087	(3,488,639)	$(436)	$(1,651)	$—	$—	$(6,598,694)	$(279,300)	$(6,877,994)	$—	$(6,877,994)
Acquisition of Wuhan ESVF	12,578,978	1,258	—	—	(1,258)	25,597,231	—	—	—	25,597,231	2,108,535	27,705,766
Acquisition of assets (Note 4)	—	—	—	—	—	9,191,251	—	—	—	9,191,251	3,910,097	13,101,348
Share-based compensation	—	—	—	—	—	455,751	—	—	—	455,751	—	455,751
Net loss	—	—	—	—	—	—	—	(7,999,974)	—	(7,999,974)	(139,309)	(8,139,283)
Non-controlling interest contribution	—	—	—	—	—	—	—	—	—	—	185,169	185,169
Deemed dividend on modification on preferred shares	—	—	—	—	—	(861,027)	—	—	—	(861,027)	—	(861,027)
Accretion on Preferred Shares to redemption value	—	—	—	—	—	(17,615,789)	—	—	—	(17,615,789)	—	(17,615,789)
Provision for statutory reserve	—	—	—	—	—	—	72,420	(72,420)	—	—	—	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	273,429	273,429	283,201	556,630
Balance as of December 31, 2021	33,451,005	$3,345	(3,488,639)	$(436)	$(2,909)	$16,767,417	$72,420	$(14,671,088)	$(5,871)	$2,162,878	$6,347,693	$8,510,571
Share-based compensation	—	—	—	—	—	165,721	—	—	—	165,721	—	165,721
Net loss	—	—	—	—	—	—	—	(6,215,681)	—	(6,215,681)	(90,332)	(6,306,013)
Ordinary shares issued for asset acquisition in 2021 (Note 4)	3,712,374	371	—	—	(371)	—	—	—	—	—	—	—
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(1,259,798)	(1,259,798)
Accretion on Preferred Shares to redemption value	—	—	—	—	—	(16,933,138)	—	(8,363,736)	—	(25,296,874)	—	(25,296,874)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	177,986	177,986	2,203	180,189
Balance as of December 31, 2022	37,163,379	$3,716	(3,488,639)	$(436)	$(3,280)	$—	$72,420	$(29,250,505)	$172,115	$(29,005,970)	$4,999,766	$(24,006,204)

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 and Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,139,283)	$(6,306,013)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,477,047	5,266,479
Amortization of operating lease right-of-use asset	—	223,459
Share-based compensation expense	455,751	165,721
Allowance for doubtful accounts	45,315	—
Deferred tax expenses	60,434	(502,805)
Changes in operating assets and liabilities:
Accounts receivable	(7,429,400)	(7,004,093)
Advance to suppliers	(339,684)	343,786
Amount due from/ to related parties	1,377,842	(1,278,035)
Prepaid expenses and other current assets	1,891,350	(1,076,923)
Operating lease liabilities	—	(84,063)
Other non-current assets	—	(840,475)
Accounts payable	2,878,035	4,122,340
Deferred revenue	3,408,769	(3,025,020)
Accrued expenses and other liabilities	1,095,170	361,636
Net cash used in operating activities	(1,218,654)	(9,634,006)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(561,111)	(764,994)
Purchase of intangible assets	(9,087,943)	(5,774,266)
Disposal of property and equipment	9,294	35,677
Disposal of intangible asset	16,941,968	4,320,553
Cash acquired from acquisition of WH Estar	160,948	—
Loan to related parties	(483,677)	(149)
Collection of loan to related party	—	464,442
Net cash provided by (used in) investing activities	6,979,479	(1,718,737)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preferred shares, net of offering cost of $893,168 in 2022	1,560,476	12,007,678
Collection of subscription receivable	2,158	—
Contribution from non-controlling shareholders	185,169	—
Proceeds from borrowings	3,410,430	6,657,750
Repayments of borrowings	(775,098)	(2,600,684)
Loans from related parties	8,551,692	7,549,412
Repayment of loans from related parties	(13,912,022)	(11,695,646)
Capital injection to be refunded in Reorganization	1,550,195	—
The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2021	2022
Repayment of capital injection	—	(1,486,105)
Acquisition of noncontrolling interests	—	(594,442)
Payment of deferred offering cost	—	(53,545)
Net cash provided by financing activities	573,000	9,784,418
Effect of exchange rate changes	22,433	(253,406)
Net increase (decrease) in cash and cash equivalents	6,356,258	(1,821,731)
Cash and cash equivalents, beginning of the year	5,053,102	11,409,360
Cash and cash equivalents, end of the year	$11,409,360	$9,587,629
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	—	(1,124)
Interest paid	(49,592)	(686,093)
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Accretion on Preferred Shares to redemption value	(17,615,789)	(25,296,874)
Deemed dividend on modification on preferred shares	(861,027)	—
Payable related to purchase of property and equipment and intangible asset	(107,894)	(1,057,347)
Shares issued for the asset acquisition	9,191,251	—
Increase of non-controlling interests derived from asset acquisition	3,910,097	—
Consideration of reverse acquisition over WH Estar	63,046,159	—
Loan to related party settled by reality show service provided	310,039	—
Right-of-use assets obtained in exchange for new lease liabilities	—	2,019,883
The accompanying notes are an integral part of these consolidated financial statements.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities
NIP Group Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 5, 2021. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”), is primarily engages in esports teams’ operation, talent management service and event production in the People’s Republic of China (“PRC” or “China”).
History of the Group and Basis of Presentation for the Reorganization
Reverse Acquisition
Prior to acquiring Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF”) and the incorporation of the Company, the Group’s business was carried out under Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”). On March 18, 2021, Wuhan ESVF and Shenzhen VF completed a Reverse Acquisition, which Shenzhen VF was the accounting acquirer (Note 3). Shenzhen VF is deemed to be the predecessor for accounting purposes and the historical financial statements of Shenzhen VF became the Group’s historical financial statements for periods prior to the consummation of the Reverse Acquisition. Upon the consummation of the Reverse Acquisition, the assets and liabilities of Wuhan ESVF recorded at fair value and the assets and liabilities of Shenzhen VF recorded at carrying value are included in the Group’s balance sheet as of the date of the transaction, and net revenue and net loss arising from acquisition of Wuhan ESVF made in period from acquisition date to December 31, 2021 are included in the Group’s consolidated income statement for the year ended December 31, 2021.
Reorganization
In preparation of its initial public offering, the Group underwent a reorganization (the “Reorganization”) on July 30, 2021. Under the Reorganization, the prior shareholding interests at Wuhan ESVF were mirrored to the shareholding interests of the Company. Upon the consummation of the Reorganization on July 30, 2021, the financial information of the Group was carried over as a result of changing reporting entity from Wuhan ESVF to the Company.
As the shareholdings in the Company and Wuhan ESVF were identical owners and the ownership percentage remain the same immediately before and after the Reorganization, even though no single investor controlled the Company or Wuhan ESVF, the transaction of the Reorganization was determined as recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity (deficit), and per share information including the loss per share have been presented retrospectively in all period presented on the consolidated financial statements to reflect the final shares issued in the Reorganization.
As of December 31, 2022, the Company’s subsidiaries, VIE and VIE’s subsidiaries are as follows:
Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly owned subsidiaries
ESVF (HONG KONG) Esports Limited (“ESVF HK”)	Hong Kong, March 4, 2021	100%	Investment holding
Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “WFOE”)	Wuhan, July 9, 2021	100%	Investment holding

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities
VIE and subsidiaries of VIE
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF” or “the VIE”)	Wuhan, June 1, 2016	VIE	Esports teams operation and talent management service
Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”)	Shenzhen, December 20, 2018	100% owned by VIE	Esports teams operation
Shenzhen Dawei Xianglong Sports Co., Ltd (“Dawei Xianglong”)	Shenzhen, January 15, 2021	60% owned by Shenzhen VF	Event production
Wuhan Xingjing Interactive Entertainment Co., Ltd (“Xingjing Entertainment”)	Wuhan, October 23, 2019	100% owned by VIE	Esports teams operation and talent management service
Hongli Culture Communication (Wuhan) Co., Ltd (“Hongli Culture”)	Wuhan, December 26, 2017	60% owned by VIE	Event production
Shanghai Xingyi Internet Technology Co., Ltd (“Shanghai Xingyi”)	Shanghai, March 31, 2017	100% owned by VIE	Esports teams operation
Shanghai Xingzhi Culture Media Co., Ltd (“Xingzhi Media”)	Shanghai, May 5, 2017	100% owned by VIE	Esports teams operation
Wuhan Xinghui Culture Media Co., Ltd. (“Xinghui Media”)	Wuhan, February 4, 2021	100% owned by VIE	Esports teams operation
Taicang Xingjingweiwu Culture Media Co., Ltd (“Taicang Xingjing”)	Taicang, September 8, 2021	100% owned by VIE	Esports teams operation
Zhoushan Xingjing Internet Technology Co., Ltd (“Zhoushan Xingjing”)	Zhoushan, August 2, 2021	70% owned by VIE	Talent management service
Zhoushan Jingxi Internet Technology Co., Ltd (“Zhoushan Jingxi”)	Zhoushan, August 2, 2021	70% owned by VIE	Talent management service
Wuhan Yingciyuan Information Technology Co., Ltd (“Wuhan Yingciyuan”)	Wuhan, November 17, 2022	51% owned by Hongli Culture	Event production
On July 30, 2021, the Company’s subsidiary, WFOE and Wuhan ESVF, entered into a series of contractual arrangements with the shareholders of Wuhan ESVF. These agreements include, Exclusive Business Cooperation Agreement, Equity Interest Pledge Agreement, Powers of Attorney, Exclusive Option Agreement and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to Wuhan ESVF consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wuhan ESVF, including absolute control rights and the rights to the assets, property, and revenue of Wuhan ESVF. As a result of direct ownership in WFOE and the VIE Agreements, we believe that Wuhan ESVF should be treated as variable interest entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and the Company is regarded as the primary beneficiary of VIE. The Company treats VIE as its consolidated entities under U.S. GAAP.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement between WFOE and the VIE, WFOE has the exclusive right to provide VIE with comprehensive technical support, consulting services and other services, including but not limited to software licenses, software development and maintenance, system maintenance, technical support and training, technology and market information consultancy and research, business management consultations, marketing and promotion services, customer order management and customer services, equipment or properties leasing and disposal. WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. The VIE agrees not to accept any services subject to this agreement from any third party and agrees to pay WFOE a quarterly service fee at an amount determined by WFOE considering factors such as complexity and difficulty of the services, contents and value of the services provided to the VIE. This agreement shall remain effective indefinitely unless our WFOE terminate it in writing.
Exclusive Option Agreement
Pursuant to the exclusive option agreement among WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably grant WFOE an exclusive option to purchase, or have its designated person purchase, at its discretion, to the extent permitted under PRC law, all or part of its equity interests in the VIE, at the price of RMB 10 for each shareholder of the VIE, if the lowest price permitted under applicable PRC laws is higher than RMB 10, then the actual purchase price should be set at such lowest price as permitted by PRC laws. The shareholders of the VIE undertake that, without WFOE’s prior written consent, they will not, among other things, (i) supplement, amend or change the VIE’s articles of association, increase or decrease the VIE’s registered capital or change its structure of registered capital, (ii) sell, transfer, mortgage or dispose of any assets, business, operation rights, legitimate interests in the income of the VIE or create any encumbrance to them, (iii) cause the VIE to incur, inherit, guarantee or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans, (iv) cause the VIE to execute any major contract with a price exceeding RMB 50,000, (v) cause the VIE to provide any person with any loan or credit, or provide securities or guarantee for indebtedness of any third party , (vi) cause or permit the VIE to merge, consolidate with, acquire or invest in any person, (vii) cause the VIE to distribute dividends, (viii) cause the VIE to engage in any business in competition with WFOE or its affiliates, (ix) enter into or cause the VIE to enter into any contracts, agreements or other documents with any third party in relation to the management and operation of WFOE, (x) dissolve or liquate the VIE, or (xi) sell, transfer, mortgage or dispose of any legal or beneficial interest in the equity interests in the VIE or allow the encumbrance thereon, except for the interest placed in accordance with the exclusive option agreement, the equity interest pledge agreement and power of attorney. This agreement will remain effective until all of the equity interests of the VIE have been transferred to WFOE and/or its designated person.
Powers of Attorney
Pursuant to the power of attorney among WFOE, the VIE and its shareholders, each shareholder of the VIE irrevocably undertakes to authorize WFOE or any person designated by WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of the VIE, including, but not limited to, the right to propose and attend shareholders’ meetings, vote on any matters discussed in the shareholders’ meeting. The power of attorney will remain in force for so long as the shareholder remains a shareholder of the VIE unless WFOE has given written instructions to the opposite.
Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreement among WFOE, the VIE and its shareholders, the shareholders of the VIE have pledged 100% equity interests in the VIE to WFOE to guarantee the

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

performance by the VIE and shareholders of their obligations under the equity interest pledge agreement, the exclusive business cooperation agreement, the exclusive option agreement, the power of attorney. In the event of a breach by any of the VIE or its shareholders of their contractual obligations under the equity interest pledge agreement, the exclusive business cooperation agreement, the exclusive option agreement and the power of attorney, WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also undertake that, without the prior written consent of WFOE, they will not transfer, place or permit the existence of any security interest or other encumbrance on the pledged equity interests. The equity pledge agreements will remain effective until all obligations have been fully performed or all the guaranteed debt is fully settled and repaid. As of the date of this prospectus, the equity pledges under the equity interest pledge agreement have been registered with competent PRC regulatory authority.
Spousal Consent Letter
The spouse of the individual shareholder of the VIE have signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably has agreed to the execution by his spouse of the above-mentioned Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Powers of Attorney and Equity Interest Pledge Agreement, and that his spouse may perform, amend or terminate such agreements without his consent. In addition, in the event that the spouse obtains any equity interest in the VIE held by his spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.
Risks in relation to the VIE structure
The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could, among others:
•
revoking the business licenses and/or operating licenses of the Company;

•
discontinuing or placing restrictions or onerous conditions on the operations;

•
imposing fines, confiscating the income from WFOE or the VIE, or imposing other requirements with which the Company or the VIE may not be able to comply;

•
requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE, or imposing restrictions on the Company’s right to collect revenues;

•
imposing additional conditions or requirements with which the Company may not be able to comply;

•
requiring the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•
restricting or prohibiting the Company use of the proceeds of overseas offering to finance the business and operations in China.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, The Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIE.
The interests of the shareholders of VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIE not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIE will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. The Company believes the shareholders of VIE will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
The following financial information of the VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2021 and 2022:
	As of December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	$9,835,952	$2,233,202
Accounts receivable	11,376,678	14,448,371
Advance to suppliers	625,848	427,414
Receivables related to disposal of league tournaments rights	2,718,819	2,626,762
Amounts due from related parties	1,859,515	1,135,644
Prepaid expenses and other current assets, net	1,074,793	2,073,646
Total current assets	27,491,605	22,945,039
Non-current assets:
Property and equipment, net	3,545,619	2,886,104
Intangible assets, net	75,415,909	65,382,946
Right-of-use assets	—	1,801,874
Goodwill	32,282,349	29,826,958
Deferred tax assets	536,857	4,996
Other non-current assets	—	840,475
Total non-current assets	111,780,734	100,743,353
Total assets	$139,272,339	$123,688,392

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

	As of December 31,
	2021	2022
LIABILITIES
Current liabilities:
Short-term borrowings	$2,667,671	$6,422,896
Accounts payable	9,138,860	9,526,414
Deferred revenue	3,420,064	208,685
Payable related to league tournaments rights-current	3,373,715	2,617,233
Accrued expenses and other liabilities	3,226,764	3,755,476
Operating lease liabilities, current	—	366,392
Amount due to related parties-current	11,505,642	5,146,331
Total current liabilities	33,332,716	28,043,427
Non-current liabilities:
Intercompany long-term loans	—	5,855,420
Amount due to a related party-non-current	1,418,711	626,906
Payable related to league tournaments rights-non-current	4,648,450	2,915,875
Operating lease liabilities, non-current	—	1,574,878
Deferred tax liability	12,801,124	10,845,902
Total non-current liabilities:	18,868,285	21,818,981
Total liabilities	$52,201,001	$49,862,408

	For the years ended December 31,
	2021	2022
Total net revenue	$31,802,290	$65,835,111
Net loss	$(8,068,443)	$(5,739,727)
	For the years ended December 31,
	2021	2022
Net cash used in operating activities	$(1,214,723)	$(3,407,347)
Net cash provided by (used in) investing activities	$6,994,413	$(1,718,737)
Net cash used in financing activities	$(989,634)	$(2,223,260)
As of December 31, 2021, the loans from China Merchants Bank are pledged by existing and potential account receivables of the VIE (Note 9). The creditors of the VIE’s third-party liabilities did not have recourse to the general credit of the Company in normal course of business.
Reorganization: termination of the VIE Agreements
In June 2023, WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a series of VIE termination agreement (collectively the “VIE Termination Agreements”), pursuant to which, the VIE Agreements were terminated with immediate effect and all shareholders of Wuhan ESVF transferred 100% equity interest of Wuhan ESVF to WFOE. The Company held 100% equity interest of all its subsidiaries as of June 30, 2023. The VIE termination and share transfer both became effective on June 16, 2023, the

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

Company’s shareholders’ equity shares were remained the same immediately before and after the VIE termination, so the termination of the VIE agreements did not have impact on the Group’s consolidated financial position, results of operations and cash flows.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b)
Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries, its consolidated VIE and VIE’s subsidiaries, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company balances and transactions are eliminated upon consolidation. The results of subsidiaries acquired are recorded in the consolidated income statements from the effective date of acquisition, as appropriate.
For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.
(c)
Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the valuation of the consideration transferred and the purchase price allocation associated with business combination, valuation of share-based compensation, valuation of ordinary shares and preferred shares, allowance for doubtful accounts, depreciable lives and recoverability of property and equipment and intangible assets, valuation allowance of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(d)
Business Combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill.
(e)
Asset acquisition

If the transaction involves the acquisition of an asset or group of assets that does not meet the definition of a business, it is accounted for as an asset acquisition. An asset acquisition is recorded at cost

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

and does not result in the recognition of goodwill. The cost of the acquisition, which includes transaction costs in addition to consideration given, is allocated to the assets acquired on the basis of relative fair values.
(f)
Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and highly liquid investments which are unrestricted as to withdrawal and use and have original maturities of less than three months.
(g)
Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.
There was no provision of allowance for doubtful accounts as of December 31,2021 and 2022.
(h)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:
Category	Estimated useful lives
Electronic equipment	3 – 5 years
Furniture	3 – 5 years
Vehicles or canteen equipment	4 – 5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets
Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.
(i)
Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:
Category	Estimated useful lives
League tournaments rights	Indefinite
Brand name	Indefinite/5 years
Agency contract rights	5 years
Talent acquisition costs	1.5 – 5 years
Software	2.5 – 3 years

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.
Intangible assets that have indefinite useful lives were league tournaments rights and brand name of Wuhan ESVF as of December 31, 2022. The Group expects that the league tournaments rights and brand name of Wuhan ESVF are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.
The Group capitalizes costs associated with the acquisition of certain members of talent and online entertainers and amortizes these costs straight-line over their estimated useful lives, which reflect the contractual term of the associated talent agreement. Amortizes fair value of brand name of Hongli Cultures straight-line over its estimated useful lives, which reflect the brand economic life estimated by management.
Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.
The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing esports industry in China, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future plans, the Group determined that it is not likely that the league tournaments rights and brand name were impaired as of December 31, 2021 and 2022. As such, no impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2021 and 2022.
(j)
Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by an entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of December 31 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
Determining when to test for impairment, the Group’s reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. The Group bases fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain.
Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.
Future changes in the judgments and estimates underlying the Group’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill. The Group did not record any impairment charge for the years ended December 31, 2021 and 2022.
(k)
Impairment of long-lived assets

The Group reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. The Group did not record any impairment charge for the years ended December 31, 2021 and 2022.
(l)
Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:
•
Level 1 — Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
•
Level 3 — Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, accounts payable, short-term borrowings, amounts due to related parties, payable related to league tournaments rights-current, accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.
The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.
(m)
Revenue recognition

On January 1, 2020, the Group adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.
The Group recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
Step 1:   Identify the contract with the customer
Step 2:   Identify the performance obligations in the contract
Step 3:   Determine the transaction price
Step 4:   Allocate the transaction price to the performance obligations in the contract
Step 5:   Recognize revenue when the company satisfies a performance obligation
These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) and surcharges.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

	For the years ended December 31,
	2021	2022
Tournament participation of esports	$6,978,247	$11,069,172
Sponsorships and advertising	1,965,468	5,688,331
Player transfer and rental fee	4,800,988	2,905,335
Talent management service of esports	892,483	1,512,015
IP licensing	—	433,737
Sales of branded merchandise	22,197	130,279
Reality show service	618,733	—
Subtotal of E-sports club operation	15,278,116	21,738,869
Event production	3,184,261	5,566,831
Subtotal of event planning and execution	3,184,261	5,566,831
Talent management service of third-party online entertainers	13,447,164	38,594,558
Total revenue	31,909,541	65,900,258
Less: surcharge tax	107,251	65,147
Net revenue	$31,802,290	$65,835,111
	For the years ended December 31,
	2021	2022
Timing of revenue recognition
At a point in time	$3,276,647	$3,007,574
Over time	28,632,894	62,892,684
Total revenue	$31,909,541	$65,900,258
Esports teams operation
Tournament participation of esports
The Group enters into contracts with esports event organizer, to have players participate in esports tournament such as Honor of Kings Pro League (“KPL”), League of Legends Pro League (“LPL”) and Cross Fire Professional League (“CFPL”), etc.
The Group’s promises mainly consist of a) providing coaching, training and monitoring for esports players; b) selecting or arranging and monitoring the esports players to participate in tournaments and to participate in market events to promote the league and tournament. All the promises are not separately identifiable and are related to operate and participate in the overall esports event. All the promises are accounted for as a single performance obligation.
Except for the participation in LPL tournament, which esports event organizer promises a fixed amount of RMB 3 million per year, the transaction price is mainly determined by two factors, one is the amount of prize pool collected by esports event organizer during each competition season and proportion agreed in the contract, the other is based on the ranking of the Group in each competition season. No amount of variable consideration should be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will not occur resulting from a change in estimate of the consideration the Group will receive upon finalize prize pool and its ranking. The Company will recognize the revenue of the prize money at each reporting date when the uncertainty is resolved.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Esports event organizer could simultaneously receive and consume the benefits provided by the Group in the contract period, thus, the Group satisfies the performance obligation to esports event organizer over the contract period. Furthermore, the main cost to operate an esports team is the salary of players, hence, the Group uses input method to measure progress, and recognizes revenue on a straight-line basis during the tournament period.
IP licensing
The Group enters contract with customer, and grants the customer a right-to-access license of the Group’s intellectual property (“IP”) in selling game props, skins and player cards. The form of IP does not have stand-alone functionality associated with the Group’s brand, and the utility of IP is significantly derived from the Group’s past or ongoing activities undertaken to maintain or support the IP. The Group identifies one performance obligation in each sales order of digital goods, that is, the right-to-access license of symbolic IP. The customer has the right-to-access license of the Group’s symbolic IP throughout license period and benefits from it as the Group’s ongoing activities will continue to support and maintain the IP’s utility. Thus, revenues from IP licensing are recognized ratably over the contract term.
Player transfer and rental fee
The Group enters into contracts with customer, mainly other esports team, to transfer or lease the players right owned by the Group. Player transfer and rental fee is a fixed amount as stated in the contract. The Group recognizes player transfer revenue at a point in time from transfer fees upon satisfaction of the performance obligation, which coincides with the time that the esports player is registered on the league transfer registration platform. The Group recognizes player rental revenue on a straight-line basis over the contract period when the performance obligation is satisfied.
Sponsorships and advertising
The Group offers advertisers or companies which like to be promoted a full range of promotional services, including but not limited to livestream announcements, content generation, social media posts, esports players to participate in the recording of advertising videos as customer spokesmen. The sponsorship agreements may include multiple services that are capable of being individually distinct, however the intended benefit is an association with the Group’s brand and the services are not distinct within the context of the contracts. Customers could simultaneously receive and consume the benefits provided by the Group in the contract period, thus, the Group satisfies the performance obligation to the customers over the contract period. Revenues from sponsorship agreements are recognized ratably over the contract term.
Reality show service
The Group provides service to the reality show hosted by customer in exchange for a fixed transaction price. The service includes seeking and engaging suitable guests to participate in the reality show, and providing planning and execution services for the reality show.
The Group acts as the principal in providing the service to customers and recognizes revenue on gross basis because the Group acts as the main obligor in the arrangement and has the discretion to set up the contract price with customers.
The services are distinct as each episode, but services are substantially the same and have the same pattern of transfer to the customer, so the services accounted for as a single performance obligation which is satisfied in the period of reality show. Since the duration for each episode is almost the same, the progress

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

is measured by the output method, which refers to the completion of each episode; thus, the Group recognizes the revenue on average when each episode is completed.
Sales of branded merchandise
The Group also sells branded merchandise such as mouse, keyboard, hoodie and etc. at official online store. The transaction price is fixed. The Group recognizes revenues from sales of branded merchandise at a point of time when the merchandise is delivered to the customer in sound condition.
Event production
Event production
The Group provides customized esports or other event production upon requests from its customers in exchange for a fixed transaction price. The services generally entail design, logistics, layout of events, and coordination and supervision of the actual event set-up and implementation. These services are not distinct within the context of the contracts and are considered as a single performance obligation.
The Group satisfies the performance obligation to customers over the contract period as the service rendered and recognizes the revenue on a straight-line basis over the contract period.
Talent management service
There are two types of talent management service. One type is provided by esports players which is recorded in talent management service of esports, the other type is provided by third-party online entertainers which is recorded in talent management service of third-party online entertainers.
Provided by esports players
The Group cooperates with online platform operator, to arrange its owned esports players to provide live streaming of esports games on an online platform. Through this means, online platform operator attracts more audience to their platform and pays service fee to the Group accordingly.
Provided by third-party online entertainers
The Group establishes a live streaming talent agency, seeks and engages third party online entertainers to register as members of the talent agency. The Group provides training to these online entertainers, and recommends them to provide live streaming on the online platforms. Online platform operator enters tripartite business contract with the Group and each online entertainer. The Group provides talent management service to online platform operator inclusive of the recommendation of online entertainers to deliver live stream, management of online entertainers, training of online entertainers and monitoring of live stream content, etc. The Group charges service fee from online platform operator. The Group pays the online entertainers according to the supplier contract signed with him/her.
The Group regards itself as a principal and recognizes revenue on a gross basis as it controls the services based on i) the primary responsibility for the integrated talent management service in the aspect of establishing the talent agency where the online entertainers register, reserving the right to recommend online entertainers, designate third-party online entertainers’ live content and duration, the provision of management and training of online entertainers; ii) the inventory risk to bear the consequence of any breach of contract caused by the Group as well as online entertainers; and iii) discretion in setting up the

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

price, rather than accepting a fixed percentage of transaction amount imposed by the online platforms and third party online entertainers.
The consideration is variable that determined by the agreed online entertainers’ popularity ranking in contract, and virtual gifts rewarded from the audience. For talent management service provided by esports players, the variable service fee also depends on the rank of esports team on tournament.
The Group has determined that there is one performance obligation in the live stream service. The Group satisfies the performance obligation to customer over the contract period and recognizes revenue when the variable consideration is expected to be entitled and a significant future reversal of cumulative revenue under the contract will not occur, that is the date on which the Group and customer agrees the service fee monthly.
Contract Balances
The Group applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues.
Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.
Deferred revenue, which representing a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. The Group’s deferred revenue amounted to $3,420,064 and $208,685 as of December 31, 2021 and 2022, respectively. Revenue recognized in the period that was included in the beginning of the period contract liability balance were nil and $3,400,177 for the years ended December 31, 2021 and 2022, respectively.
Other than accounts receivable and deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of December 31, 2021 and 2022.
Transaction price allocated to remaining performance obligation
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation is $1,459,005, and the Group will recognize this revenue related to sponsorships and advertising over the remaining contract periods over 1 to 3 years.
The Group has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less. These performance obligations are related to the revenue of sponsorships and advertising, and event production.
(n)
Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.
The PRC VAT rate is 6% for taxpayers providing services and 13% for product sales for the years ended December 31, 2021 and 2022. For revenue generated from services, the VAT rate is 6% or 1% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.
(o)
Cost of revenues

Cost of revenues consists primarily of salaries and bonus of esports player, talent management service fee paid to online entertainers, depreciation of long-lived assets and amortization of intangible asset related to esports or talent management service, cost of merchandise sold, as well as related costs that are directly attributable to the Group’s principal operations.
(p)
Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) staff cost, (ii) advertising costs and market promotion expenses, and share-based compensation.
(q)
General and administrative expenses

General and administrative expenses mainly consist of (i) professional service fees; (ii) staff cost, rental and depreciation related to general and administrative personnel, (iii) share-based compensation and (iv) other corporate expenses.
(r)
Share-based compensation

The Group periodically grants share-based awards to the Group’s eligible employees and non-employees, which are subject to service and performance conditions.
Share-based awards are measured at the grant date fair value of the equity instrument issued and are recognized as general and administrative expense or selling and marketing expenses with graded-vesting schedules over the requisite service period for each separately vesting portion (or tranche) of the award. The Group elects to recognize the effect of forfeitures in general and administrative expense when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized general and administrative expense relating to those awards is reversed.
A change in any of the terms or conditions of share awards is accounted for as a modification. The Group calculates the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the fair value of instrument and other pertinent factors at the modification date. The Group recognizes incremental compensation costs related to the ones vested on the modification date. The Group recognizes, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost related to the ones unvested on the modification date and the remaining unrecognized compensation cost, if any, for the original award on the modification date.
(s)
Employee defined contribution plan

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution.
(t)
Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities.
As of December 31, 2022, income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination.
The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021 and 2022, respectively.
The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.
(u)
Non-controlling Interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations.
(v)
Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.
The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:
	As of December 31,
	2021	2022
Balance sheet items including mezzanine equity, except for equity accounts	6.3726	6.8972
	For the Years Ended December 31,
	2021	2022
Items in the statements of income and comprehensive income, and statements of cash flows	6.4508	6.7290
No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation (depreciation) of approximately 2.3% and (8.2)% during the years ended December 31, 2021 and 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for working capital, dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.
(w)
Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.
(x)
Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.
(y)
Operating lease

On January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Group has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2022. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.
Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Group’s lease agreements contained renewal options; however, the Group did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Group was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.
(z)
Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.
For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from January 1, 2023. The Group expects the adoption of this guidance does not have a material impact on the consolidated financial statements.
Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.
3.
REVERSE ACQUISITION

In December, 2020, the shareholders of Shenzhen VF entered into a share purchase agreement (the “Purchase Agreement”) with the shareholders of Wuhan ESVF, pursuant to which Wuhan ESVF agreed to issue ordinary shares and preferred shares to the shareholders of Shenzhen VF to purchase 100% of ordinary shares and preferred shares of Shenzhen VF (the “Issuance”).
On March 18, 2021, Shenzhen VF and Wuhan ESVF had completed several restructure procedures and Shenzhen VF controls the daily operations of Wuhan ESVF through appointing senior management in the consolidated entity by the board of directors of combined entity at the same day.
Upon the consummation of the Issuance, Shenzhen VF became a wholly-owned subsidiary of Wuhan ESVF. The former shareholders of Wuhan ESVF had a total of 49.37% voting interest right (including ordinary shares and preferred shares), and former shareholders of Shenzhen VF accounted for 50.63% voting interest right (including ordinary shares and preferred shares), became the controlling shareholders of the consolidated entity.
Because the founder of Shenzhen VF controlled the largest minority voting rights in the consolidated entity and the management of Shenzhen VF became the management of the consolidated entity after the transaction. The substance of the transaction was a Reverse Acquisition, which is equivalent to the issuance of shares by Shenzhen VF for the ownership interest of Wuhan ESVF.
The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. Shenzhen VF is deemed to be the accounting acquirer and its assets and liabilities, equity and historical operating results are included at their historical carrying values, and the assets and liabilities of Wuhan ESVF are recorded at the fair value as of the date of the transaction. The fair value of the consideration transferred is determined on the basis of the number of equity interests that the accounting acquirer/legal acquiree would have had to issue to the accounting acquiree’s/legal acquirer’s owners to provide the same ratio of ownership of equity interests in the combined entity as a result of the reverse acquisition. The consideration was estimated based on the fair value of Shenzhen VF’s common shares and Wuhan ESVF’s preferred shares, which is estimated by discounted cash flow method under income approach and equity allocation model based on option pricing model with probability-weighted scenario analysis.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
3.
REVERSE ACQUISITION — (continued)

The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:
—
Esports Tournament Seats were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

—
Brand names were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

—
Other assets and liabilities carrying value approximated fair value at the time of acquisition.

On the acquisition date March 18, 2021, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:
Amount
Fair value of ordinary shares transferred	$25,597,231
Fair value of preferred shares transferred	37,448,928
Fair value of consideration transferred	63,046,159
Fair value of the assets acquired and the liabilities assumed
Net working capital(1)	3,708,451
Property and equipment, net	2,472,062
Intangible assets – esports tournament seats	25,168,656
Intangible assets – Brand name	16,728,227
Intangible assets – Talent acquisition costs and software	814,310
Non-operating asset/liability	(6,337,591)
Deferred tax liability(2)	(8,798,807)
Less: Non-controlling interest	(2,108,535)
Total identifiable assets	31,646,773
Goodwill	$31,399,386

(1)
Among which, cash acquired from acquisition of Wuhan ESVF was $160,948.

(2)
Deferred tax liabilities were calculated based on appreciation fair value of all intangible assets multiplied by income tax rate.

The goodwill acquired resulted primarily from Wuhan ESVF’s expected synergies and assembled workforce from the integration of businesses acquired into Shenzhen VF’s existing business.
Net revenue and net loss arising from acquisition of Wuhan ESVF made in period from acquisition date to December 31, 2021 that are included in the Group’s consolidated income statement for the year ended December 31, 2021.
Supplemental pro forma information (unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the Reverse Acquisition as if the Business Combination had occurred as of January 1, 2021. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
3.
REVERSE ACQUISITION — (continued)

For the year ended December 31, 2021
Net revenue	34,383,064
Net loss	(10,039,589)
Net loss per share – basic and diluted*	(0.29)

*
The per share data are presented on a retroactive basis to reflect the stock split (Note 14).

4.
ASSET ACQUISITION

On August 15, 2021, the Group purchased the agency contract rights of a group of online entertainers (“Underlying Assets”) from a talent agency controlled by two non-affiliated persons (“Transferors”). In exchange, the Group agreed to issue an aggregate of 3,712,374 ordinary shares at par value to the Transferors and the ordinary shares were issued on March 18, 2022. The Underlying Assets was transferred to newly established entities, Zhoushan Xingjing and Zhoushan Jingxi, where the Group controls 70% of the equity interests and the Transferors control remaining 30%. The equity ratio of new operating entities had changed to 80% for Wuhan ESVF and 20% for the Transferors on May 13, 2022 in exchange for another RMB 8 million, of which, the Group had paid RMB 4 million in June 2022, the remaining RMB 4 million was recorded as accrued expenses and other liabilities as of December 31, 2022.
Since the Underlying Assets were not able to operate effectively and deliver benefits by its own, thus, according to ASC 805, the Underlying Assets was not a business. The acquisition was accounted for as asset acquisition. The Group identifies these online entertainers acquired as one asset group (“Agency contract rights”). The fair value of the Group’s ordinary shares was determined with the assistance of an independent third-party valuation firm, by applying discounted cash flow method under income approach and equity allocation model based on option pricing model with probability-weighted scenario analysis. The Group compare the fair value of shares issued plus cash consideration with fair value of Underlying Assets determined by using multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets, and the difference was immaterial. Thus, the Group recognize the fair value of Underlying Assets equal to the fair value of shares issued plus cash consideration. There were no material direct transaction costs related to the transaction.
The consideration paid for the Agency contract rights is non-deductible for tax purpose. The simultaneous equations method is used to record the assigned value of the asset of $17,655,274 and a related deferred tax liability of $4,413,819, in accordance with the guidance in ASC Topic 740-10-25-51, such that the carrying amount of the asset upon initial recognition less the related deferred tax liability equals the consideration paid. The Group recognized the asset as one asset group base on their 5 years contract period.
The Group initial recognized the Agency Contract Rights as intangible asset and carried at cost less accumulated amortization and any recorded impairment.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:
	As of December 31,
	2021	2022
Shareholder investment fund receivable (Note 13)	$—	$2,999,845
Prepaid expenses	—	746,071
Deposit	813,091	406,961
Deferred offering costs	—	339,956
VAT prepayment	28,669	215,431
Employee Reserve	118,259	159,274
Inventories	44,967	52,876
Others	44,423	78,765
Total prepayments and other current assets	1,049,409	4,999,179
Less: allowance for doubtful accounts	45,315	41,868
Total prepayments and other current assets, net	$1,004,094	$4,957,311
The Group recorded bad debt expense of $45,315 and nil for the years ended December 31, 2021 and 2022, respectively.
6.
RECEIVABLES RELATED TO DISPOSAL OF LEAGUE TOURNAMENTS RIGHTS

On December 28, 2020, Xingjing Entertainment entered into a transaction with a third party to sell its League of Legends Pro League tournaments right and several players for RMB133 million including tax (approximately $20.9 million, among which approximately $14.2 million related to league tournaments right was recorded as receivable related to disposal of league tournaments right and $6.7 million related to several players was recorded as account receivable). As of the date of issuance of the consolidated financial statements, the Group has collected all of receivable related to disposal of league tournaments right.
7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:
	As of December 31,
	2021	2022
Electronic equipment	$541,909	$584,688
Furniture	319,249	312,016
Vehicles and canteen equipment	153,252	142,436
Leasehold improvement	3,374,929	3,142,179
Subtotal	4,389,339	4,181,319
Less: accumulated depreciation	829,879	1,286,103
Property and equipment, net	$3,559,460	$2,895,216
Depreciation expense was $475,704 and $543,377 for the years ended December 31, 2021 and 2022, respectively.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
8.
INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:
	As of December 31,
	2021	2022
Indefinite useful lives:
League tournaments rights	$37,770,288	$34,897,485
Brand name of Wuhan ESVF	16,288,485	15,049,585
Subtotal	54,058,773	49,947,070
Definite useful lives
Agency Contract Rights	17,655,274	16,437,284
Brand name of Hongli Culture	910,147	840,921
Talent acquisition costs	5,006,965	4,270,239
Software	7,464	6,897
Subtotal	23,579,850	21,555,341
Less: accumulated amortization	2,222,714	6,119,465
Definite useful lives, net	21,357,136	15,435,876
Intangible Assets, net	$75,415,909	$65,382,946
Amortization expense was $3,001,343 and $4,723,102 for the years ended December 31, 2021 and 2022, respectively.
The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2022:
2023	$4,394,549
2024	4,176,345
2025	3,874,418
2026	2,410,983
2027	118,789
Thereafter	460,792
Total	$15,435,876
The Group entered into contracts with several third-parties for purchase league tournaments rights of KPL, LPL and CFPL, the Group are allowed to pay the purchase price on installment for a period of time exceeding one year. When league tournaments rights are purchased on installment terms that exceeds one year, the contract contains a significant financing component, and therefore the payable is recorded at the present value of the payments. The difference between the present value of the payable and the nominal or principal value of the contract amount is recognized as interest expense over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the Group can obtain financing of a similar nature from other sources at the date of the transaction.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
8.
INTANGIBLE ASSETS, NET — (continued)

Pursuant to contract term, the amount due within one year as of December 31, 2021 and 2022 were $3,373,715 and 2,617,233, respectively. The remaining portion due after one year as of December 31, 2021 and 2022 were $4,648,450 and $2,915,875, respectively.
9.
SHORT-TERM BORROWINGS

Interest expense related to short-term borrowing was $49,592 and $283,619 for the years ended December 31, 2021 and 2022, respectively. Borrowing as of December 31, 2021 and 2022 represented the following:
Lender	Interest rate	Issuance Date	Maturity Date	As of December 31, 2021	As of December 31, 2022
China Everbright Bank(i)	5.55%	March 31, 2022	March 30, 2023	$—	$1,449,864
China Merchants Bank(ii)	5.50%	July 20, 2022	January 19, 2023	—	1,449,864
China Merchants Bank(iii)	5.50%	March 10, 2022	January 10, 2023	—	1,377,371
Bank of China(iv)	3.85%	October 8, 2022	October 7, 2023	—	1,014,905
China CITIC Bank(v)	4.95%	April 15, 2022	April 15, 2023	—	724,932
Wuhan Rural Commercial Bank(vi)	4.81%	March 24, 2022	March 23, 2023	—	405,960
Bank of China(vii)	3.60%	September 26, 2021	September 26, 2022	1,098,453	—
China Merchants Bank(viii)	5.50%	September 3, 2021	September 3, 2022	1,067,068	—
China Merchants Bank(ix)	5.50%	August 9, 2021	August 9, 2022	502,150	—
Total				$2,667,671	$6,422,896

(i)
The principal of the loan is RMB10,000,000 (approximately $1,449,864). The loan is guaranteed by Wuhan Zhongzhe Financing Guarantee Co., LTD., Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou. The loan was fully paid as of the issuance date of these financial statements.

(ii)
The principal of the loan is RMB10,000,000 (approximately $1,449,864). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou. The loan was fully paid as of the issuance date of these financial statements.

(iii)
The principal of the loan is RMB9,500,000 (approximately $1,377,371). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou. The loan was fully paid as of the issuance date of these financial statements.

(iv)
The principal of the loan is RMB7,000,000 (approximately $1,014,905). The loan is guaranteed by the Group’s shareholder, Liwei Sun.

(v)
The principal of the loan is RMB5,000,000 (approximately $724,932). The loan is guaranteed by the Group’s shareholders, Liwei Sun, Rui Zhou. The loan was fully paid as of the issuance date of these financial statements.

(vi)
The principal of the loan is RMB2,800,000 (approximately $405,960). The loan is guaranteed by the Group’s director and senior vice president, Lei Zhang. The loan was fully paid as of the issuance date of these financial statements.

(vii)
The principal of the loan is RMB7,000,000 (approximately $1,098,453). The loan is guaranteed by the Group’s shareholders, Liwei Sun and Rui Zhou.

(viii)
The principal of the loan is RMB8,000,000 (approximately $1,255,375). In December 2021, the principal of RMB1,200,000 (approximately $188,307) was repaid in advance. The loan is pledged by existing and potential account receivables of Xinghui Culture Media due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and Shanghai Lingyang Culture Communication Co., Ltd., and guaranteed by the Group’s shareholders, Liwei Sun and Rui Zhou.

(ix)
The principal of the loan is RMB7,000,000 (approximately $1,098,453). From October 2021 to December 2021, the principal of RMB3,800,000 (approximately $596,303) was repaid in advance. The loan is pledged by existing and potential account receivables of Xinghui Culture Media due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and Shanghai Lingyang Culture Communication Co., Ltd., and guaranteed by the Group’s Shareholders, Liwei Sun and Rui Zhou.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
10.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:
	As of December 31,
	2021	2022
Tax payable	$770,980	$936,404
Professional service fees payable	—	890,221
Payroll payable	1,349,078	847,889
League tournaments transaction service fee(1)	902,740	834,078
Payable for acquisition of noncontrolling interests (Note 4)	—	579,945
Accrued expenses(2)	228,721	139,044
Total	$3,251,519	$4,227,581

(1)
The balance represented the payable to KPL event organizer for the re-arrangement of league tournaments right resource due to the Group’s Reverse Acquisition.

(2)
The balance mainly consisted of reimbursement payable to employees and miscellaneous fees payable to third parties.

11.
TAXATION

Cayman Islands
The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.
Hong Kong
ESVF HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first HKD2 million of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the years ended December 31, 2021 and 2022.
PRC
Generally, the Group’s WFOE and its VIE and VIE’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.
In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
11.
TAXATION — (continued)

For the year ended December 31, 2022, Dawei Xianglong, Hongli Culture, Xingjing Entertainment, Xingzhi Media, Xinghui Media, Taicang Xingjing, Zhoushan Xingjing , Zhoushan Jingxi, Wuhan Muyecun and Wuhan Yingciyuan were recognized as small low-profit enterprises.
The income tax provision consists of the following components:
	For the years ended December 31,
	2021	2022
Current income tax expense	$5,453	$363,351
Deferred income tax expenses	60,434	(502,805)
Total income tax expenses (benefits)	$65,887	$(139,454)
A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:
	For the years ended December 31,
	2021	2022
Loss before income tax expense	$(8,073,396)	$(6,445,466)
Income tax benefit at the PRC statutory rate	(2,018,349)	(1,611,366)
Effect of preferential tax rates	1,406,838	66,197
Impact of different tax rates in other jurisdictions	—	112,720
Tax effect on share-based compensation, nil of tax	113,938	41,430
Tax effect on charitable donations	38,755	18,944
Tax effect of non-deductible items	518,480	129,550
Prior year true up	—	(293,091)
Change in valuation allowance	6,225	1,396,162
Income tax expenses (benefits)	$65,887	$(139,454)
As of December 31, 2021 and 2022, the significant components of the deferred tax assets and deferred tax liability are summarized below:
	As of December 31,
	2021	2022
Deferred tax assets:
Net operating loss carried forward	$547,845	$1,377,263
Tournament participation of esports	—	—
Deferred tax assets, gross	547,845	1,377,263
Valuation allowance	(10,988)	(1,372,267)
Deferred tax assets, net of valuation allowance	$536,857	$4,996
Deferred tax liabilities:
Intangible assets acquired from a business combination (Note 3)	$8,584,238	$7,889,276
Intangible assets acquired from an asset acquisition(i)	4,082,782	2,956,626
Installment sale income(ii)	134,104	—

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
11.
TAXATION — (continued)

	As of December 31,
	2021	2022
Total deferred tax liabilities	$12,801,124	$10,845,902

(i)
The Group initial recognized $4,413,819 of deferred tax liability from asset acquisition (Note 4) and reverse $331,037 and $815,621 due to amortization of related intangible assets during the year end December 31, 2021 and 2022, respectively.

(ii)
The Group recognized full income from the installment sale of league tournaments right, while tax laws require the Group to recognize taxable income when installment payments are made which generate deferred tax liabilities.

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately $4,640,775 and $5,997,829 respectively, which arose from the Group’s subsidiaries established in the PRC. As of December 31, 2022, the Group had net operating loss carryforwards of approximately $300,949 that can be carried forward indefinitely, which arose from Group’s subsidiary established in the Hong Kong.
Movement of valuation allowance is as follow:
	For the years ended December 31,
	2021	2022
Valuation allowance
Balance at beginning of the year	—	10,988
Additions acquired from a business combination (Note 3)	4,763	—
Additions	6,225	1,398,293
Utilization	—	(2,131)
Exchange rate effect	—	(34,883)
Balance at end of the year	10,988	1,372,267
As of December 31, 2022, net operating loss carryforwards will expire, if unused, in the following amounts:
2023	$—
2024	1,568,485
2025	26,915
2026	778,018
2027	3,624,411
Total	$5,997,829
Uncertain tax positions
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
12.
LEASES

The Group leases offices space under non-cancellable operating leases. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.
The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.
As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.
The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
A summary of lease cost recognized in the Group’s consolidated and combined statements of operations and comprehensive loss is as follows:
For the Years Ended December 31, 2022
Operating leases cost excluding short-term rental expense	$315,972
Short-term lease cost	1,049,031
Total	$1,365,003
The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.
Cash paid for amounts included in the measurement of lease liabilities was $155,783 for the year ended December 31, 2022.
As of December 31, 2022, the weighted average remaining lease term was 6.8 years, and the weighted average discount rate was 4.65% for the Group’s operating leases.
The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2022:
For the year ending December 31,	Operating Leases
2023	$444,686
2024	303,968
2025	303,968
2026	311,567
2027	319,166
2028 and thereafter	562,528
Total lease payments	2,245,883
Less: imputed interest	304,613

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
12.
LEASES — (continued)

For the year ending December 31,	Operating Leases
Total	1,941,270
Less: current portion	366,392
Non-current portion	$1,574,878

13.
MEZZANINE EQUITY

The Group’s preferred shares activities for the years ended December 31, 2021 and 2022 are summarized below:
	Class A		Class B		Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Balances at January 1, 2021	8,199,662	20,778,683	—	—	8,199,662	20,778,683
Acquisition of Wuhan ESVF	15,764,427	37,448,928	—	—	15,764,427	37,448,928
Issuance of Preferred Shares	745,438	1,560,476	—	—	745,438	1,560,476
Deemed dividend on modification on preferred shares	—	861,027	—	—	—	861,027
Accretion on Preferred Shares to redemption value	—	17,615,789	—	—	—	17,615,789
Exchange rate difference	—	1,787,659	—	—	—	1,787,659
Balances at December 31, 2021	24,709,527	80,052,562	—	—	24,709,527	80,052,562
Issuance of Preferred Shares	—	—	2,693,877	14,780,563	2,693,877	14,780,563
Accretion on Preferred Shares to redemption value	—	24,022,305	—	1,274,569	—	25,296,874
Exchange rate difference	—	(6,674,474)	—	7,182	—	(6,667,292)
Balances at December 31, 2022	24,709,527	97,400,393	2,693,877	16,062,314	27,403,404	113,462,707

*
The shares are presented on a retroactive basis to reflect the stock split (Note 14).

Class A redeemable preferred shares
During fiscal year 2019, Shenzhen VF issued a total of 8,199,662 preferred shares for cash consideration of US$15,923,336.
During the Reverse Acquisition, each preferred shareholder of Shenzhen VF was changed to the preferred shareholder of Wuhan ESVF, certain redemption features and liquidation preference were modified simultaneously (“Modification”). Meanwhile, 15,764,427 preferred shares issued by Wuhan ESVF with carrying value of US$37,448,928 at the close of Reverse Acquisition was included in the consolidated balance sheets.
The Group had undergone a Reorganization on July 30, 2021. As part of the Reorganization, on June 8, 2021, each issuer of the preferred shares was changed to the reporting entity through share swaps. The major terms and number of shares of the preferred shares remained the same. Thus, there is no accounting

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
13.
MEZZANINE EQUITY — (continued)

impact on the preferred shares as a result of the Reorganization at the consolidated level. The Group determined all the preferred shares was re-designed as Class A preferred shares. Since the Reorganization were transactions under common control, the equity section of the Group after the Reorganization was assumed to have existed from the earliest period presented in the consolidated financial statements.
On September 30, 2021, the Company issued 745,438 Class A preferred shares to Shenzhen Media Group (International) Limited (“Shenzhen Media-HK”) for a total investment amount in the U.S. dollar equivalent amount of RMB 10 million. The terms of the Class A preferred shares issued to Shenzhen Media-HK were same as the terms of the Class A preferred shares after the reorganization as mentioned above.
Below presents the key original and amended terms of the Class A redeemable preferred shares during the reporting period:
Conversion Features
There were no conversion rights granted to holders of preferred shares upon the issuance of the preferred shares to preferred shareholders of Shenzhen VF or on the Reverse Acquisition.
Along with the Reorganization on July 30, 2021, as stated in the amended Article of Association, all outstanding preferred shares can be automatically converted into ordinary shares of the Company after its listing in US capital market.
Voting Rights
Each holder of preferred shares before and after the Reverse Acquisition and is entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the company or the group on an as-if-converted basis.
Dividend Rights
Each holder of preferred shares before and after the Reverse Acquisition is entitled to receive non-cumulative dividends, payable out of funds or assets when and as such funds or assets become legally available therefor pari passum with ordinary shares, on an as-converted basis, when, as, and if declared by the Board of Directors.
Liquidation Preferences
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the issuer, or in the event of a trade sale (include, among other things, a merger, share exchange, amalgamation or consolidation resulting in a change of control), collectively defined as “Deemed Liquidation Events”, all assets and funds legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the holders of the preferred shares prior and in preference to any distribution to the investors of any other class, an amount shall be the higher of (i) 100% of the preferred shares issuance price plus accrued daily interest at a rate of 8% per annum; and (ii) on a pro rata basis, percentage of each shareholders held multiplying with net assets available for distribution (collectively the “Preferred Shares Preference Amount”).
Amendment in Liquidation Preferences
During the Reverse Acquisition, the Preferred Shares Preference Amount was amended to an amount equal to 100% of the preferred shares issue price, and the following terms were added.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
13.
MEZZANINE EQUITY — (continued)

If there are any assets or funds remaining after the Preferred Shares Preference Amount has been distributed or paid in full to the applicable holders of the preferred shares, the remaining assets and funds of the Group company available for distribution shall be distributed ratably among all members according to the relative number held by such member (including preferred shares on as-converted basis).
If the Preferred Shares Preference Amount cannot be paid in full, the holders of the preferred shares shall be entitled to the payment in proportion to their initial investment amount. If all assets and funds of the company legally available for distribution to the members upon liquidation, dissolution or winding up of the company exceed RMB 2 billion, the distribution shall be ratably among all members according to the relative number of ordinary shares held by such member (treating all outstanding preferred shares on as-converted basis).
Redemption Rights
The preferred shares can be redeemed at any time and from time to time on or after the earlier date of the occurrence of (1) the issuer’s failure to complete the transaction as mutually agreed in the Preferred Share Purchase Agreement, or (2) (i) the issuer fails to obtain an receipt from the China Securities Regulatory Commission, the Hong Kong Securities Regulatory Commission, the SEC or any other exchange of recognized international reputation and standing duly approved by the shareholders (“Qualified Exchange’) accepting the Company’s application for IPO by January 31 2024; or (ii) the Company fails to achieve the IPO on a Qualified Exchange on or before 31 January 2025, or (3) a material breach of any of the warranties, undertakings or covenants specified under the Preferred Share Purchase Agreement or certain other agreements entered into in connection with such preferred shares financing.
Upon the occurrence of any Redemption Event, each holder of the then outstanding preferred shares is entitled to, by written request to the Company, request the Company to redeem all or part of the preferred shares then outstanding held by such holder at a redemption price (higher of (i) 100% of the preferred shares issue price plus accrued daily interest at a rate of 8% per annum minus any declared but unpaid dividends on such preferred shares; (ii) % of shareholding multiplying with the company’s most recent fair value of net assets).
Amendment in Redemption Rights
During the Reverse Acquisition, the events that triggered the redemption of any of the preferred shares has been amended to the same term, where the preferred shares can be redeemed at any time of the occurrence of a material breach of any of the warranties, undertakings or covenants specified under the New Preferred Share Purchase Agreement (the “New Preferred Share Purchase Agreement”) or certain other agreements entered into in connection with such preferred shares financing.
The redemption price for each preferred share that is redeemed has been amended to the same price, which shall be the higher of (a) an amount equal to 100% of such preferred shares issuance price plus accrued daily interest at a simple rate of 8% per annum, and any accrued or declared but unpaid dividend on such preferred shares, and (b) the result of multiplying the as-converted shareholding percentage with the issuer’s most recent fair value of net assets.
Class B redeemable preferred shares
On May 23, 2022, the Group entered into a share subscription purchase agreement (the “Agreement”) with Digital WD., Ltd. (“Digital WD”). On September 5, 2022, the Group issued 1,718,691 Class B Preferred Shares to Digital WD, for an aggregate purchase price of $10,000,000.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
13.
MEZZANINE EQUITY — (continued)

On July 29, 2022, the Group entered into a share subscription purchase agreement with Maison Investment Holding Limited (“Maison”) and AER Capital SPC (“AER”). On December 20, 2022, the Group issued 459,578 and 515,608 Class B Preferred Shares to Maison and AER, respectively, for an aggregate purchase price of $5,674,000.
As of December 31, 2022, the Group received the full amount of investment fund from Digital WD and Maison while the Group received the full investment fund from AER in March 2023, therefore the Group accounted the fund receivable from AER as shareholder investment fund receivable included in balance statement item Prepaid expenses and other current assets, net (Note 5).
During the financing process of Class B redeemable preferred shares, the Group incurred about $0.9 million financing commission to third party directly related to financing amount which accounted as deferred offering cost and deducted from the related issuance proceeds.
Below presents the key original and amended terms of the Class B redeemable preferred shares during the reporting period:
Liquidation Preferences
Upon any liquidation event, all assets and funds of the Company thereafter legally available for distribution to the shareholders shall be distributed as follows: Prior and in preference to any distribution or payment to the Class A preferred shareholders and the Ordinary shareholders, each Class B preferred shareholder shall be entitled to receive on a pro rata basis, an amount equal to the aggregate total of the initial subscription price with respect to each preferred share held by such Class B preferred shareholder.
Redemption Rights
If the Company is unable to settle the redemption obligations to the redemption shareholders in full, all available redemption funds shall be paid first to the Class B preferred shareholders on a pro-rata basis. The redemption price of Class B Preferred Share calculation is same as Class A preferred shares.
The other terms of the Class B Preferred Shares issued were same as the terms of the Class A preferred shares.
Accounting for the preferred shares
The Company classifies the preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable upon the occurrence of an event not solely within the control of the Company. The preferred shares are recorded initially at fair value, net of issuance costs. The Company did not incur material issuance costs for any preferred shares issued. There was no declared or undeclared dividends in arrears on redeemable preferred shares as of December 31, 2021 and 2022.
For each reporting period, the Company assesses whether the preferred shares are currently redeemable and if the preferred shares are not currently redeemable, the Company further assesses whether it is probable that preferred shares will become redeemable. For any preferred shares that are not currently redeemable and it is probable that preferred shares will become redeemable, the Company recognizes changes in the redemption value immediately as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value at the end of each reporting period based on the higher of (i) the issuance price plus a pre-determined annualized return set forth in the agreements and (ii) fair market value (estimated using the equity allocation model based on option pricing model with probability-weighted scenario analysis with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions).

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
13.
MEZZANINE EQUITY — (continued)

In accordance with ASC 480-10-S99, the accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the preferred shares was $17,615,789 and $25,296,874 for the years ended December 31, 2021 and 2022.
Modification of preferred shares
There were amendments of liquidation preference and redemption rights upon the Reverse Acquisition.
The Company bases on a quantitative evaluation to assess whether an amendment to the terms of its preferred shares is an extinguishment or a modification. The Company assessed whether there was a change in fair value of each modification of preferred shares exceeding 10% immediately after the change in terms compared to the fair value of the preferred shares immediately before the amendment at each modification date. A change in fair value exceeding 10% would result in extinguishment accounting, while a change in fair value not exceeding 10% would be considered non-substantive and subject to modification accounting. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders.
From the quantitative perspective, as the fair value of the preferred shares immediately before and after the amendment did not change exceeding 10%, the Group concluded that the amendments to preferred shares represent modifications rather than extinguishment. The carrying values of the respective preferred shares are adjusted to their fair values as of the modification date, subject to a floor equal to their initial carrying amounts.
14.
ORDINARY SHARES

In February 2021, the Company was incorporated as limited liability company with authorized share capital of US$50,000 divided into 500,000,000 shares with par value US$0.0001 each.
The effect of the ordinary shares issued in the Reorganization has been treated similarly to a share split and have been presented retrospectively as of the all period presented on the consolidated financial statements.
The Group presents 19,639,749 ordinary shares for the year ended December 31, 2019, out of which, 4,360,799 ordinary shares are outstanding and transferred to BLOOMING TIME INTERNATIONAL LIMITED ((“ESOP Platform”) for ESOP plan”) as treasury shares.
On March 18, 2021, the Group completed reverse acquisition and brought in 12,578,978 ordinary shares from the business combination with Wuhan ESVF (Note 3).
In July 2021, in connection with the Reorganization, the capital of the Company is 500,000,000 shares consist of 476,035,911 ordinary shares and 23,964,089 Class A preferred shares.
In June 2022, in connection with the issuance of Class B Preferred Shares, the capital of the Company is 500,000,000 shares consist of 467,163,996 ordinary shares, 24,709,527 Class A preferred shares and 8,126,477 Class B preferred shares.
In connection to the Reorganization (Note 1), on June 30, 2023, the Company issued shares at a fixed ratio 5.75% in relation to current shares to all the present shareholders without extra consideration, including 2,019,516 of ordinary shares, 1,342,752 of Class-A preferred shares, 146,389 of Class-B preferred shares and 2,339,106 of Class-B-1 preferred shares. Pursuant to ASC 505, the issuance of shares on June 30, 2023 was stock dividend in form, in the case of deficit position of retained earnings, the Company recorded this

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)

14.
ORDINARY SHARES — (continued)

issuance of shares similar with a stock split and retrospectively adjust the historical financial statements included in the registration statement for all periods presented.
The effect of the ordinary shares issued in the Reorganization has been treated similarly to a share split and have been presented retrospectively as of the all period presented on the unaudited condensed consolidated financial statements.
15.
RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the shareholders. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.
As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2021 and 2022, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, VIE and VIE’s subsidiaries, that are included in the consolidated net assets were $12,382,860 and $5,261,322, respectively.
16.
SHARE-BASED COMPENSATION

Share options granted by Shenzhen VF to optionees
In December 2019, the shareholders of Shenzhen VF approved and adopted the Stock Incentive Plan (“the 2019 Plan”), under which Mario Yau Kwan Ho (“founder, chairman of board, and major shareholder of the Group”) transferred 15% equity interest of Shenzhen VF to a newly established entity at a consideration of RMB 1 as an incentive platform. The 2019 Plan allows the incentive platform to grant options of Shenzhen VF to its directors, employees, and non-employees etc. (collectively, the “Optionees”) to acquire equity interest of Shenzhen VF at an exercise price of nil. The options have a contractual term of four years.
Generally, the options granted under the 2019 Plan became exercisable immediately, or exercisable during the term of the Optionee’s service with Shenzhen VF in grant date, the second anniversary and the fourth anniversary instalments of 33.33% each.
On December 31, 2019, Shenzhen VF granted options to its employees and directors to purchase equity interest of incentive platform at an exercise price of nil, which was equivalent to 5.05% equity interest of Shenzhen VF.
On May 21, 2020, Shenzhen VF granted options to a non-employee for his promotion service to purchase equity interest of incentive platform at an exercise price of nil, which was equivalent to 3.00%

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
16.
SHARE-BASED COMPENSATION — (continued)

equity interest of Shenzhen VF, in exchange for non-employee to provide promotion services until December 31, 2023. The options became exercisable immediately from the grant date.
On December 31, 2020, Shenzhen VF granted options to its directors to purchase equity interest of incentive platform at an exercise price of nil, which was equivalent to 1.05% equity interest of Shenzhen VF. The options became exercisable immediately from the grant date.
On December 31, 2020, Shenzhen VF granted options to its employees and directors to purchase equity interest of incentive platform at an exercise price of nil, which was equivalent to 2.20% equity interest of Shenzhen VF.
Share options upon and subsequent to the Reverse Acquisition
In connection with the Reverse Acquisition on March 18, 2021, Wuhan ESVF amended and restated the 2019 Plan, adopting the Amended 2019 Plan. In connection with the closing of the Reverse Acquisition, each stock option outstanding under the 2019 Plan immediately prior to the closing of the Reverse Acquisition was converted into an option to purchase a number of equity interest of Wuhan ESVF equal to the aggregate number of equity interest for which such stock option was exercisable immediately prior to the closing of the Reverse Acquisition multiplied by an exchange ratio.
As a result, the options to purchase 15% equity interest of Shenzhen VF prior to the closing of the Reverse Acquisition under the 2019 Plan were converted into options to purchase 7.5952% of equity interest of Wuhan ESVF. The exercise price of such options modified remained unchanged, which was nil.
The conversion of the incentive stock options of Shenzhen VF under the Amended 2019 Plan into incentive stock options of Wuhan ESVF was deemed a modification at closing of Reverse Acquisition. There is no incremental compensation cost of the modification.
Share options upon and subsequent to the Reorganization
After the Reorganization in July 2021, all share options granted by Wuhan ESVF during the period between 2019 and the first half of 2021 were replaced by share options granted by the Company. One share of equity interest changed to 98.69 ordinary shares of the Company, and through this, the shareholding percentage of the Group was unchanged.
The Reorganization did not change the classification and vesting condition of share-based awards as equity instruments. And all other inputs to the fair value of share options remain the same. No additional share-based compensation expenses were recognized as there was no incremental fair value change immediately before and after the Reorganization. Therefore, the Reorganization awards should be accounted for in the same way as its original awards.
Share-based compensation is measured based on the fair value of the Company’s ordinary shares at the grant date of the award, which is estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the equity allocation model based on option pricing model with probability-weighted scenario analysis with respect to the fair value of 100% equity interest estimated using the discounted cash flow method under

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
16.
SHARE-BASED COMPENSATION — (continued)

income approach. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.
The assumptions used to estimate the fair value of the share options granted during the periods presented are as follows:
For the Year Ended December 31, 2020
Expected volatility	67.88%
Expected term (in years)	4.08
Risk-free interest rate per annum	2.88%
A summary of the share options activity for the year ended December 31, 2022 is presented below:
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		USD	In years	USD
Outstanding, December 31, 2021*	1,763,507	—	2	4,795,157
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Outstanding at December 31, 2022*	1,763,507	—	1	6,252,693
Exercisable at December 31, 2022*	1,312,931	—	1	4,655,131

*
The shares are presented on a retroactive basis to reflect the stock split (Note 14).

The group recognized compensation expense for the years ended December 31, 2021 and 2022 were $455,751 and $165,721, respectively.
There was no option granted or exercised for the year ended December 31, 2022. As of December 31, 2022, there was $161,680 of total unrecognized compensation cost related to unvested share options.
17.
LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2021 and 2022 presented:

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
17.
LOSS PER SHARE — (continued)

	For the Years ended December 31,
	2021	2022
Numerator:
Net loss attributable to NIP Group Inc.’s shareholders	(26,478,948)	(31,512,555)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	28,760,526	34,987,683
Denominator for basic and diluted net loss per share calculation	28,760,526	34,987,683
Basic and diluted net loss per share attributable to ordinary shareholders of NIP Group Inc.’s shareholders*	(0.92)	(0.90)

*
The shares and per shares data are presented on a retroactive basis to reflect the stock split (Note 14).

For the years ended December 31, 2021 and 2022, the Group had potential ordinary shares, including share options granted and preferred shares. As the Group incurred losses for the years ended December 31, 2021 and 2022, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Group were 450,564 and 450,564 as of December 31, 2021 and 2022, respectively.
For assets acquired in August 15, 2021 (Note 4), the consideration consists of contingent issuable ordinary shares of 3,712,374, which was issued on March 18, 2022, therefore, these contingent issuable shares were included from the calculation of basic net loss per share of the Group started from August 15, 2021. The 1,312,930 and 1,312,930 stock options were vested but unexercised as of December 31, 2021 and 2022, respectively. The Group included these stock options to calculate the denominator because they are exercisable at RMB nil.
Holders of the preferred shares are entitled to receive non-cumulative dividends pari passum with ordinary shares, on an as-converted basis, hence the preferred shares meet the definition of participating securities pursuant to the definition under ASC 260-10-20. However, net loss available to ordinary shareholders were not adjusted due to the following: 1) the holders of the preferred shares are entitled to non-cumulative dividends and there was no declared non-cumulative dividends during the presented periods; 2) there was no undistributed earnings during the presented periods and the holders are not entitled to bear any loss (e.g. make additional contribution to the Group in case of significant losses) of the Group; and 3) the contractual principal or mandatory redemption amount of the holder is not reduced as a result of losses incurred by the Group. Therefore, there was no adjustment from undistributed earnings allocated to participating securities.
18.
RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:
No.	Name of Related Parties	Relationship with the Group
1	Mario Yau Kwan Ho	Chairman and Co-Chief Executive Officer
2	Douyu Internet Technology Co., Ltd. (“Douyu”)	Shareholder of the Group
3	Lei Zhang	Director and Senior Vice President
4	Liwei Sun	Director and President

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
18.
RELATED PARTY TRANSACTIONS — (continued)

No.	Name of Related Parties	Relationship with the Group
5	Rui Zhou	Shareholder of the Group
6	Haoming Yu	Senior Vice President
7	Ronghua Gu	Shareholder of the Group
8	Wuhan Tourism&Sports Group	Principal Beneficial of the Group
9	Wuhan Linyu Ecological Group Co., Ltd. (“Wuhan Linyu”)	Entity controlled by Wuhan Tourism&Sports Group
10	Hainan Xingjing Technology Center LLP	An entity controlled by Liwei Sun
11	Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)*	Entity controlled by Douyu
12	Shenzhen Media	Shareholder of the Group and minority shareholder of Dawei Xianglong
13	Wuhan Xingjing Culture Media Co., Ltd (“Xingjing Culture Media”)	Entity controlled by Liwei Sun
14	Tianjin Xingjingweiwu Management Consulting LLP (“Tianjin LLP”)	Entity controlled by Liwei Sun
Amounts due from related parties
Amounts due from related parties consisted of the following for the periods indicated, the amount due from Wuhan Ouyue was fully collected as of the issuance date of these financial statements.
	As of December 31,
	2021	2022
Wuhan Ouyue(1)	$1,238,822	$1,097,097
Liwei Sun(2)	161,489	38,258
Tianjin LLP(2)	157	289
Ronghua Gu(3)	386,510	—
Hainan Xingjing(2)	56,492	—
Haoming Yu(3)	16,045	—
Total	$1,859,515	$1,135,644

(1)
The balance represented the accounts receivable for providing talent management service to related parties. The amount was fully collected as of the issuance date of these financial statements.

(2)
The balance represented interest-free loan to related parties, which were due on demand.

(3)
The balance represented the advance to the related parties for the Group’s operation.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
18.
RELATED PARTY TRANSACTIONS — (continued)

Amounts due to related parties
Amount due to related parties consisted of the following for the periods indicated:
	As of December 31,
	2021	2022
Xingjing Culture Media(1)	$7,208,416	$3,484,943
Mario Yau Kwan Ho(2)	428,397	685,786
Wuhan Tourism&Sports Group(3)	740,199	683,898
Shenzhen Media(4)	1,569,218	290,321
Wuhan Linyu(5)	441,309	1,383
Haoming Yu(1)	470,765	—
Ronghua Gu(1)	470,765	—
Rui Zhou(1)	176,573	—
Subtotal of amount due to related parties-current	11,505,642	5,146,331
Wuhan Tourism&Sports Group(3)	1,418,711	626,906
Subtotal of amount due to related parties-non-current	1,418,711	626,906
Total	$12,924,353	$5,773,237

(1)
The balances represented interest-free loan from related parties for daily operations, which were due on demand.

(2)
The balances represented the service fee for Mario Yau Kwan Ho who provided services to the reality show that hosted by the customers.

(3)
The balances represented the advertising proceeds that the Group received from the related party, which the service was not provided by the Group as of December 31, 2021 and 2022.

(4)
On July 31, 2021, Shenzhen VF received investment fund of RMB 10,000,000 by cash from Shenzhen Media. On November 29, 2021, the Company issued 704,930 of Class-A Preferred Shares to Shenzhen Media in exchange of $1,560,476 (approximately equivalent to RMB 10,000,000), then Shenzhen Media injected the investment fund by cash directly to the Company. Shenzhen Media only means to invest $1,560,476 (approximately equivalent to RMB 10,000,000) to the Company for Class-A Preferred Shares, as a result, Shenzhen VF shall return the duplicate fund of RMB 10,000,000 to Shenzhen Media. The Company recorded the fund to be repaid of RMB 10,000,000 ($1,569,218 at year end exchange rate) as amounts due to related party on consolidated balance sheets as of December 31, 2021. On January 25, 2022, Shenzhen VF fully repaid the RMB 10,000,000 to Shenzhen Media.

As of December 31, 2022, the balance represented government subsidies the Group received and should pay to the related party. On April 2021, the Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party.
(5)
The balances as of December 31, 2021 represented the accrued interest of Wuhan ESVF’s loan from this related party and the unpaid service fee for the landscaping services provided by the related party. The principle of the loan from this related party had converted into preferred share in May 2020 before Reverse Acquisition and the Group had paid all the accrued interest in June 2022.

The balances as of December 31, 2022 represented the deposit of landscaping services provided by the related party.
The following is a list of related parties which the Group has major transactions with:

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
18.
RELATED PARTY TRANSACTIONS — (continued)

Related party transactions
	For the years ended December 31,
Nature	2021	2022
Xingjing Culture Media
Loan from Xingjing Culture Media	7,621,574	6,657,750
Loan repayment to Xingjing Culture Media	13,587,039	9,912,320
Mario Yau Kwan Ho
Loan to Mario Yau Kwan Ho	310,039	—
Collection of loan to Mario Yau Kwan Ho	—	297,221
Reality show service provided by Mario Yau Kwan Ho	337,943	—
Wuhan Douyu
Talent management service(1)	202,640	—
Wuhan Ouyue
Talent management service(1)	12,001,910	33,693,743
Wuhan Tourism&Sports Group
Advertising proceeds from Wuhan Tourism&Sports Group	2,325,293	—
VAT prepayment	131,620	—
Advertising services provided by the Group	60,935	700,993
Shenzhen Media
Sponsorships and advertising services provided by the Group(2)	465,059	445,831
Rental expense(2)	669,684	641,997
Event production service provided by Shenzhen Media	—	15,307
Government subsidies that should be distributed to Shenzhen Media(3)	—	445,831
Capital injection to be refunded in Reorganization	1,550,195	—
Repayment of capital injection	—	1,486,105
Tianjin LLP
Loan to Tianjin LLP	155	149
Hainan Xingjing
Loan to Hainan Xingjing	13,952	—
Collection of loan to Hainan Xingjing	—	53,500
Liwei Sun
Repayment of the loan from Liwei Sun	324,983	—
Loan to Liwei Sun	159,531	—
Collection of loan to Liwei Sun	—	113,721
Compensatory payment for the Group’s indebtedness(4)	620,078	—
Lei Zhang
Advance for the Group’s operations	23,253	—
Reimbursement for operating expenses	185,970	—

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
18.
RELATED PARTY TRANSACTIONS — (continued)

	For the years ended December 31,
Nature	2021	2022
Rui Zhou
Advance for the Group’s operations	66,782	—
Reimbursement for operating expenses	30,716	167,221
Haoming Yu
Loan from Haoming Yu	465,059	445,831
Repayment of loan from Haoming Yu	—	891,663
Advance to Haoming Yu for the Group’s operations	294,886	609,637
Reimbursement for operating expenses	279,035	624,833
Ronghua Gu
Loan from Ronghua Gu	465,059	445,831
Repayment of loan from Ronghua Gu	—	891,663
Advance to Ronghua Gu for the Group’s operations	9,441,317	1,854,082
Reimbursement for talent management service’s operating expenses	9,059,492	2,220,121
Wuhan Linyu Ecological Group Co., Ltd.
Services provided by Wuhan Linyu Ecological Group Co., Ltd.	49,320	3,812
Interest expenses paid to Wuhan Linyu Ecological Group Co., Ltd.	—	416,517

(1)
These transactions between the Group and these related parties were related to the talent management service provided by the Group.

(2)
The Group provided sponsorships and advertising services for this related party in exchange for the use of stadium and dormitories owned by it. Sponsorships and advertising services provided were recorded as revenue, while rental expense was recorded as cost of revenue and general and administrative expenses. Among which, the cost of revenue for the years ended December 31, 2021 and 2022 were $465,059 and $461,138, respectively.

(3)
The Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party.

(4)
This related party agreed to undertake the Group’s indebtedness of $620,078 to a third party.

19.
CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.
The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:
	For the years ended December 31,
	2021	2022
Percentage of the Group’s revenue
Customer A	38%	51%
Total	38%	51%

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
19.
CONCENTRATION OF CREDIT RISK — (continued)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:
	As of December 31,
	2021	2022
Percentage of the Group’s accounts receivable
Customer B	*	28%
Customer C	*	21%
Customer D	35%	13%
Customer E	12%	*
Customer F	11%	*
Total	58%	62%

*
represent percentage less than 10%

20.
COMMITMENTS AND CONTINGENCIES

Contingencies
In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.
The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. Although recently, China has substantially lifted COVID-19 restrictions, the resurgence of virus within China remains strong. The Group expect that the operations will continue to be adversely impacted by COVID-19 and its repercussions, including but not limited to governmental regulations on capacity limitations of certain enclosed venues, suggested quarantining or social distancing policies, as well as temporary lockdowns in certain areas due to COVID-19 outbreak. In addition, the difficulty in international travels, and the reduced amount of international dialogues between companies or markets across the world due to imposed travel restrictions, lockdowns, quarantines might temporarily slow us in the speed of global expansion and commercialization. The economy downturn partially induced by COVID-19 may also substantially reduce the will of spending of the viewers and consumer, and thereby restrict the monetization abilities, and therefore result in unsatisfactory performance of our business, financial conditions and results of operations.
The Group’s management of the impact of the COVID-19 pandemic has required, and may continue to require, significant investment of time by management and employees. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic and the resulting governmental and other measures. The foregoing and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this prospectus, and any of these impacts could materially adversely affect our business, financial condition and results of operations.
21.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, the Company, has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
21.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY — (continued)

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of losses from its subsidiaries is reported as loss from subsidiaries in the accompanying condensed financial information of parent company.
The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.
Parent Company Balance Sheets
	As of December 31,
	2021	2022
Assets
Current Assets
Cash and cash equivalents	$322,508	$7,058,778
Amounts due from VIE	—	5,000,000
Amounts due from subsidiary	—	322,080
Shareholder investment fund receivable (Note 13)	—	2,999,845
Deferred offering costs	—	221,000
Other receivables	80	51,500
Total current assets	322,588	15,653,203
Non-current Assets
Investment in subsidiaries	81,917,609	69,667,459
Total non-current assets	81,917,609	69,667,459
Total Assets	$82,240,197	$85,320,662
Accrued expenses and other liabilities	24,757	863,925
Current Liabilities	24,757	863,925
Total liabilities	$24,757	$863,925
Mezzanine equity:
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and 24,709,527 shares authorized as of December 31, 2021 and 2022, respectively, 24,709,527 and 24,709,527 issued and outstanding as of December 31, 2021 and 2022, respectively*)	80,052,562	97,400,393
Class B redeemable preferred shares (US$0.0001 par value; nil and 8,126,477 shares authorized as of December 31, 2021 and 2022, respectively, nil and 2,693,877 issued and outstanding as of December 31, 2021 and 2022, respectively*)	—	16,062,314
Total mezzanine equity	80,052,562	113,462,707

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
21.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY — (continued)

	As of December 31,
	2021	2022
Equity (deficit)
Ordinary Shares (US$0.0001 par value; 475,290,473 and 467,163,996 shares authorized as of December 31, 2021 and 2022, respectively, 29,962,366 and 33,674,740 issued and outstanding as of December 31, 2021 and 2022, respectively*)	2,751	3,102
Subscription receivable	(593)	(944)
Additional paid-in capital	16,765,259	—
Accumulated deficit	(14,598,668)	(29,180,243)
Accumulated other comprehensive loss	(5,871)	172,115
Total equity (deficit) attributable to the shareholders of NIP Group Inc.	2,162,878	(29,005,970)
Total liabilities, mezzanine equity and equity (deficit)	$82,240,197	$85,320,662

Parent Company Statements of Operations and Comprehensive Loss
	For the years ended December 31,
	2021	2022
Loss from operations:
Financial (expenses)/income	$(46)	$69,589
General and administrative expenses	(24,757)	(348,043)
Equity in loss of subsidiaries	(7,975,171)	(5,937,227)
Net loss	(7,999,974)	(6,215,681)
Total comprehensive loss	$(7,726,545)	$(6,037,695)
Parent Company Statements of Cash Flows
	For the years ended December 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,999,974)	$(6,215,681)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in loss of subsidiaries	7,975,171	5,937,227
Change in operating assets and liabilities:
Amounts due from VIE’s subsidiary	—	(5,000,000)
Amounts due from subsidiary	—	(322,080)
Shareholder investment fund receivable (Note 13)	—	—
Deferred offering costs	—	—
Other receivables	(80)	(62,082)
Prepaid expenses and other current assets, net	24,757	391,208
Net cash used in operating activities	(126)	(5,271,408)

NIP GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
21.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY — (continued)

	For the years ended December 31,
	2021	2022
Investment in equity investees	(1,240,000)	—
Net cash used in investing activities	(1,240,000)	—
Issuance of preferred shares	1,560,476	12,007,678
Collection of subscription receivable	2,158	—
Net cash provided by financing activities	1,562,634	12,007,678
Net increase in cash and cash equivalents	322,508	6,736,270
Cash and cash equivalents, at beginning of year	—	322,508
Cash and cash equivalents, at end of year	$322,508	$7,058,778

*
The shares are presented on a retroactive basis to reflect the stock split (Note 14).

22.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.
Acquisition of NIP
On January 10, 2023, the Group completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas Gaming AB (“NIP”), a limited liability company incorporated under the laws of Sweden and engages in esports business. The Group issued to original NIP shareholders 43,044,524 Class B-1 Preferred Shares in exchange of 100% shares in NIP. Upon the consummation of the acquisition, 43,044,524 shares shall constitute 40% of the total issued shares of the Group, assuming the full exercise of the shares and calculation on a fully diluted and as-converted basis. The Group is in the process of evaluating the financial effect of the acquisition.

NIP GROUP INC.

NIP GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of
	December 31, 2022	June 30, 2023
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,587,629	$12,070,152
Accounts receivable, net	14,448,371	11,275,792
Advance to suppliers	427,414	416,361
Receivables related to disposal of league tournaments rights	2,626,762	—
Amounts due from related parties	1,135,644	127,608
Prepaid expenses and other current assets, net	4,957,311	3,756,448
Total current assets	33,183,131	27,646,361
Non-current assets:
Property and equipment, net	2,895,216	3,099,211
Intangible assets, net	65,382,946	131,199,848
Right-of-use assets	1,801,874	2,046,818
Goodwill	29,826,958	137,767,187
Deferred tax assets	4,996	460,373
Other non-current assets	840,475	232,537
Total non-current assets	100,752,465	274,805,974
Total assets	$133,935,596	$302,452,335
LIABILITIES
Current liabilities:
Short-term borrowings	$6,422,896	$5,488,671
Accounts payable	9,526,414	6,556,970
Payable related to league tournaments rights-current	2,617,233	1,458,834
Accrued expenses and other liabilities	4,227,581	5,439,179
Deferred revenue	208,685	565,048
Operating lease liabilities, current	366,392	404,062
Amount due to related parties-current	5,146,331	1,014,823
Total current liabilities	28,515,532	20,927,587
Non-current liabilities:
Long-term borrowings	—	4,137,189
Amount due to related parties-non-current	626,906	271,042
Payable related to league tournaments rights-non-current	2,915,875	2,869,389
Operating lease liabilities, non-current	1,574,878	1,610,857
Deferred tax liability	10,845,902	24,336,203
Total non-current liabilities:	15,963,561	33,224,680
Total liabilities	$44,479,093	$54,152,267
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NIP GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS — (continued)
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of
	December 31, 2022	June 30, 2023
		(Unaudited)
Commitments and contingencies (Note 18)
MEZZANINE EQUITY
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and 24,709,527 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 24,709,527 and 24,709,527 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	$97,400,393	$107,223,487
Class B redeemable preferred shares (US$0.0001 par value; 8,126,477 and 2,693,877 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 2,693,877 and 2,693,877 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	16,062,314	15,813,364
Class B-1 redeemable preferred shares (US$0.0001 par value; nil and 43,044,524 shares authorized as of December 31, 2022 and June 30, 2023, respectively, nil and 43,044,524 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	—	165,820,214
Total mezzanine equity	$113,462,707	$288,857,065
DEFICIT:
Ordinary Shares (US$0.0001 par value; 467,163,996 and 429,552,072 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 33,674,740 and 37,163,379 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	$3,280	$3,716
Subscription receivable	(3,280)	(3,716)
Statutory reserve	72,420	72,420
Accumulated deficit	(29,250,505)	(46,977,422)
Accumulated other comprehensive income	172,115	1,460,586
Total deficit attributable to the shareholders of NIP Group Inc.	(29,005,970)	(45,444,416)
Non-controlling interests	4,999,766	4,887,419
Total deficit	(24,006,204)	(40,556,997)
Total liabilities, mezzanine equity and deficit	$133,935,596	$302,452,335

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 & Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NIP GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the six months ended June 30,
	2022	2023
	(Unaudited)	(Unaudited)
Net revenue from third parties	$10,743,584	$38,006,519
Net revenue from related parties (Note 16)	14,039,243	556,917
Total net revenue	24,782,827	38,563,436
Cost of revenue to third parties	(24,901,218)	(36,043,173)
Cost of revenue to related parties (Note 16)	(231,514)	(226,751)
Total cost of revenue	(25,132,732)	(36,269,924)
Gross (loss) profit	(349,905)	2,293,512
Operating expenses:
Selling and marketing expenses	(2,973,799)	(3,806,023)
General and administrative expenses	(3,138,644)	(10,795,277)
Total operating expenses	(6,112,443)	(14,601,300)
Operating loss	(6,462,348)	(12,307,788)
Other (expenses) income:
Other income, net	120,469	436,674
Interest expense, net	(201,834)	(218,425)
Total other (expenses) income	(81,365)	218,249
Loss before income tax expenses	(6,543,713)	(12,089,539)
Income tax benefits	509,794	818,215
Net loss	(6,033,919)	(11,271,324)
Net loss attributable to non-controlling interest	(68,573)	(117,584)
Net loss attributable to ESVF Esports Group Inc.	(5,965,346)	(11,153,740)
Preferred shares redemption value accretion	(29,674,176)	(12,830,373)
Net loss attributable to ESVF Esports Group Inc.’s shareholders	(35,639,522)	(23,984,113)
Other comprehensive loss:
Foreign currency translation income attributable to non-controlling interest, net of nil tax	2,242	5,237
Foreign currency translation (loss) income attributable to ordinary shareholders, net of nil tax	(486,007)	1,288,471
Total comprehensive loss	$(6,517,684)	$(9,977,616)
Total comprehensive loss attributable to non-controlling interest	(66,331)	(112,347)
Total comprehensive loss attributable to ordinary shareholders	(6,451,353)	(9,865,269)
Net loss per ordinary share
Basic and Diluted	(1.19)	(0.71)
Weighted average number of ordinary shares outstanding*
Basic and Diluted	29,962,366	33,770,051
Share-based compensation expense as follows (Note 14):
General and administrative expenses	86,056	6,257,196

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 & Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NIP GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)
	Ordinary Shares		Treasury Shares		Subscription receivable	Additional paid-in capital	Statutory reserve	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholders’ equity (deficit)	Non- controlling interests	Total equity (deficit)
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	33,451,005	$3,345	(3,488,639)	$(436)	$(2,909)	$16,767,417	$72,420	$(14,671,088)	$(5,871)	$2,162,878	$6,347,693	$8,510,571
Share-based compensation	—	—	—	—	—	86,056	—	—	—	86,056	—	86,056
Net loss	—	—	—	—	—	—	—	(5,965,346)	—	(5,965,346)	(68,573)	(6,033,919)
Accretion of mezzanine equity	—	—	—	—	—	(16,853,473)	—	(12,820,703)	—	(29,674,176)	—	(29,674,176)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(486,007)	(486,007)	2,242	(483,765)
Balance as of June 30, 2022	33,451,005	$3,345	(3,488,639)	$(436)	$(2,909)	$—	$72,420	$(33,457,137)	$(491,878)	$(33,876,595)	$6,281,362	$(27,595,233)
Balance as of December 31, 2022	37,163,379	$3,716	(3,488,639)	$(436)	$(3,280)	$—	$72,420	$(29,250,505)	$172,115	$(29,005,970)	$4,999,766	$(24,006,204)
Share-based compensation	—	—	—	—	—	6,257,196	—	—	—	6,257,196	—	6,257,196
Net loss	—	—	—	—	—	—	—	(11,153,740)	—	(11,153,740)	(117,584)	(11,271,324)
Accretion of mezzanine equity	—	—	—	—	—	(6,257,196)	—	(6,573,177)	—	(12,830,373)	—	(12,830,373)
Exercise of share-based compensation (Note 14)	—	—	3,488,639	436	(436)	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,288,471	1,288,471	5,237	1,293,708
Balance as of June 30, 2023	37,163,379	$3,716	—	$—	$(3,716)	$—	$72,420	$(46,977,422)	$1,460,586	$(45,444,416)	$4,887,419	$(40,556,997)

*
The shares and per share data are presented on a retroactive basis to reflect the reorganization and stock split (Note 1 & Note 13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NIP GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the six months ended June 30,
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	(1,828,444)	(2,721,280)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Ninjas in Pyjamas	—	1,707,373
Purchase of property and equipment	(61,248)	(40,620)
Purchase of intangible assets	(3,066,966)	(1,832,237)
Disposal of intangible asset	4,425,460	2,614,971
Loan to related parties	—	(95,038)
Collection of loan to related party	482,356	—
Net cash provided by investing activities	1,779,602	2,354,449
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	4,150,431	9,064,273
Repayments of borrowings	—	(5,383,716)
Capital injection to be refunded in Reorganization	(2,158)	—
Collection of shareholder investment fund receivable	—	2,999,845
Loans from related parties	6,914,541	288,730
Repayment of loans from related parties	(10,294,640)	(3,667,185)
Repayment of capital injection	(1,543,424)	—
Payment of deferred offering cost	—	(324,984)
Net cash (used in) provided by financing activities	(775,250)	2,976,963
Effect of exchange rate changes	(163,311)	(127,609)
Net (decrease) increase in cash and cash equivalents	(987,403)	2,482,523
Cash and cash equivalents, beginning of the period	11,409,360	9,587,629
Cash and cash equivalents, end of the period	$10,421,957	$12,070,152
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Accretion on Preferred Shares to redemption value	(29,674,176)	(12,830,373)
Payable related to purchase of property and equipment and intangible asset	(352,221)	1,194,172
Right-of-use assets obtained in exchange for new lease liabilities	2,079,924	461,515
Consideration of acquisition of Ninjas in Pyjamas	—	168,000,000
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Principal activities
NIP Group Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on February 5, 2021. The Company through its wholly-owned subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Group”), is primarily engages in esports teams’ operation, talent management service and event production in the People’s Republic of China (“PRC” or “China”) and Sweden.
History of the Group and Basis of Presentation
Acquisition of Ninjas in Pyjamas Gaming AB
On January 10, 2023, the Company completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas Gaming AB (“Ninjas in Pyjamas”), a limited liability company incorporated under the laws of Sweden and engages in esports business. The Company issued to Ninjas in Pyjamas former shareholders 43,044,524 Class B-1 Preferred Shares in exchange of 100% shares in Ninjas in Pyjamas. Upon the consummation of the acquisition (“Business Combination”), 43,044,524 shares constituted 40% of the total issued preferred shares and ordinary shares of the Company, assuming the full exercise of the shares and calculation on a fully diluted and as-converted basis.
Reorganization: termination of the VIE Agreements
On July 30, 2021, the Company’s subsidiary, WFOE and Wuhan ESVF, entered into a series of contractual arrangements with the shareholders of Wuhan ESVF. These agreements include, Exclusive Business Cooperation Agreement, Equity Interest Pledge Agreement, Powers of Attorney, Exclusive Option Agreement and Spousal Consent Letter (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, WFOE has the exclusive right to provide to Wuhan ESVF consulting services related to business operations including technical and management consulting services. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Wuhan ESVF, including absolute control rights and the rights to the assets, property, and revenue of Wuhan ESVF. As a result of direct ownership in WFOE and the VIE Agreements, Wuhan ESVF should be treated as variable interest entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and the Company is regarded as the primary beneficiary of VIE. The Company treats VIE as its consolidated entities under U.S. GAAP.
In June 2023, WFOE, Wuhan ESVF and shareholders of Wuhan ESVF entered into a series of VIE termination agreement (collectively the “VIE Termination Agreements”), pursuant to which, the VIE Agreements were terminated with immediate effect and all shareholders of Wuhan ESVF transferred 100% equity interest of Wuhan ESVF to WFOE. The Company held 100% equity interest of all its subsidiaries as of June 30, 2023. The VIE termination and share transfer both became effective on June 16, 2023, the Company’s shareholders’ equity shares were remained the same immediately before and after the VIE termination, so the termination of the VIE agreements did not have impact on the Group’s consolidated financial position, results of operations and cash flows.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES — (continued)

As of June 30, 2023, details of the Company’s subsidiaries were as follows:
Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Ninjas in Pyjamas Gaming AB (“Ninjas in Pyjamas”)	Sweden, January, 2014	100%	Esports teams operation
ESVF (HONG KONG) Esports Limited (“ESVF HK”)	Hong Kong, March 4, 2021	100%	Investment holding
Wuhan Muyecun Internet Technology Co., Ltd. (“Wuhan Muyecun” or “WFOE”)	Wuhan, July 9, 2021	100% owned by ESVF HK	Investment holding
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd. (“Wuhan ESVF”)	Wuhan, June 1, 2016	100% owned by WFOE	Esports teams operation and talent management service
Shenzhen Weiwu Esports Internet Technology Co., Ltd. (“Shenzhen VF”)	Shenzhen, December 20, 2018	100% owned by Wuhan ESVF	Esports teams operation
Shenzhen Dawei Xianglong Sports Co., Ltd (“Dawei Xianglong”)	Shenzhen, January 15, 2021	60% owned by Shenzhen VF	Event production
Wuhan Xingjing Interactive Entertainment Co., Ltd (“Xingjing Entertainment”)	Wuhan, October 23, 2019	100% owned by Wuhan ESVF	Esports teams operation and talent management service
Chengdu Xingjing Weiwu Culture Media Co., Ltd (“Chengdu Xingjing Weiwu”)	Sichuan, January 5, 2023	100% owned by Wuhan ESVF	Event production
Shanghai Xingzhi Culture Media Co., Ltd (“Xingzhi Media”)	Shanghai, May 5, 2017	100% owned by Wuhan ESVF	Esports teams operation
Wuhan Xinghui Culture Media Co., Ltd. (“Xinghui Media”)	Wuhan, February 4, 2021	100% owned by Wuhan ESVF	Esports teams operation
Taicang Xingjingweiwu Culture Media Co., Ltd (“Taicang Xingjing”)	Taicang, September 8, 2021	100% owned by Wuhan ESVF	Esports teams operation
Zhoushan Xingjing Internet Technology Co., Ltd (“Zhoushan Xingjing”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Zhoushan Jingxi Internet Technology Co., Ltd (“Zhoushan Jingxi”)	Zhoushan, August 2, 2021	80% owned by Wuhan ESVF	Talent management service
Hongli Culture Communication (Wuhan) Co., Ltd (“Hongli Culture”)	Wuhan, December 26, 2017	60% owned by Wuhan ESVF	Event production
Wuhan Yingciyuan Information Technology Co., Ltd (“Wuhan Yingciyuan”)	Wuhan, November 17, 2022	51% owned by Hongli Culture	Event production
Xiamen Yingciyuan Education Technology Co., Ltd. (“Xiamen Yingciyuan”)	Xiamen, April 4, 2023	51% owned by Hongli Culture	Event production
Changsha Liyao Cultural Communication Co., Ltd (“Changsha Liyao”)	Changsha, May 19, 2023	75% owned by Hongli Culture	Event production

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in the annual financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2021 and 2022.
In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results for the full year.

(b)
Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables.
Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. On January 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC”) Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.
The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.
There were nil and $193,420 provision of allowance for credit losses as of December 31, 2022 and June 30, 2023.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

(c)
Intangible assets

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:
Category	Estimated useful lives
League tournaments rights	Indefinite
Brand name	Indefinite/5 years
Agency contract rights	2 – 5 years
Talent acquisition costs	1.5 – 5 years
Software	2.5 – 3 years
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.
Intangible assets that have indefinite useful lives were league tournaments rights and brand name of Ninjas in Pyjamas and Wuhan ESVF as of June 30, 2023. The Group expects that the league tournaments rights and brand name of Ninjas in Pyjamas and Wuhan ESVF are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Group considers the useful life of such intangible assets to be indefinite.
The Group capitalizes costs associated with the acquisition of certain members of talent and online entertainers and amortizes these costs straight-line over their estimated useful lives, which reflect the contractual term of the associated talent agreement. The Group amortizes the brand name of Hongli Culture by straight-line over its estimated useful lives, which reflect the brand economic life estimated by management.
Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful life, which is the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite- lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.
The Group evaluates indefinite-lived intangible assets as at each reporting period to determine whether events and circumstances continue to support indefinite useful lives. The value of indefinite-lived intangible assets is not amortized, but tested for impairment annually or whenever events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value of the intangible asset and performs the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. In consideration of the growing esports industry in China and Europe, the Group’s improving financial performance, the stable macroeconomic conditions in China and Europe and the Group’s future plans, the Group determined that it is not likely that the league tournaments rights and brand name were impaired as of December 31, 2022 and June 30, 2023. As such, no impairment of indefinite-lived intangible assets was recognized for the six months ended June 30, 2022 and 2023.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

(d)
Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
These criteria as they relate to each of the following major revenue generating activities are described below.
Revenue is presented net of value added taxes (“VAT”) and surcharges.
	For the six months ended June 30,
	2022	2023
Tournament participation of esports	$1,865,525	$3,140,019
Sponsorships and advertising	2,904,844	3,813,306
Player transfer and rental fee	2,939,738	373,928
Talent management service of esports	774,066	600,494
IP licensing	164,565	1,792,286
Sales of branded merchandise	41,796	130,624
Reality show service	—	3,248
Subtotal of Esports club operation	8,690,534	9,853,905
Event production	2,499,899	1,820,440
Subtotal of event planning and execution	2,499,899	1,820,440
Talent management service of third-party online entertainers	13,639,284	26,922,472
Total revenue	24,829,717	38,596,817
Less: surcharge tax	46,890	33,381
Net revenue	$24,782,827	$38,563,436
	For the six months ended June 30,
	2022	2023
Timing of revenue recognition
At a point in time	$2,971,827	$471,007
Over time	21,857,890	38,125,810
Total revenue	$24,829,717	$38,596,817
Contract Balances
The Group applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues.
Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.
Deferred revenue, which representing a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

completion of performance obligations. The Group’s deferred revenue amounted to $208,685 and $565,048 as of December 31, 2022 and June 30, 2023, respectively. Revenue recognized in the period that was included in the beginning of the period contract liability balance were $1,675,110 and $71,185 for the six months ended June 30, 2022 and 2023, respectively.
Other than accounts receivable and deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of December 31, 2022 and June 30, 2023.
Transaction price allocated to remaining performance obligation
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
As of June 30, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligation is $6,686,190, and the Group will recognize this revenue related to sponsorships and advertising over the remaining contract periods over 1 to 4.5 years.

(e)
Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.
The VAT rate is 6% for taxpayers providing services and 13% for product sales in PRC for the six months ended June 30, 2022 and 2023. For revenue generated from services, the VAT rate is 6% or 1% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.
The standard VAT rate is 25% in Sweden, applicable to all the goods and services provided in Sweden for the six months ended June 30, 2022 and 2023. Entities with a Swedish VAT number are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(f)
Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s chief operating decision makers, CEOs, reviews segment results when making decisions about allocating resources and assessing performance of the Group.
As a result of the assessment made by CODM, the Group has two operating segments: Ninjas in Pyjamas, and entities registered in PRC, Hong Kong and Cayman Island, which operates in PRC (“PRC and other entities”). The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s reportable segments are business units that operate in different countries. Ninjas in Pyjamas, operates in Sweden, which is subject to different regulatory environment than other entities which operate in the PRC.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

(g)
Foreign currency transactions and translations

PRC subsidiaries’ principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency.
Ninjas in Pyjamas’s principal country of operations is Sweden. The financial position and results of its operations are determined using SEK, the local currency, as the functional currency.
The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity (deficit). Gains and losses from foreign currency transactions are included in the results of operations.
The value of RMB and SEK against $ and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions of the PRC and Sweden. Any significant revaluation of RMB and SEK may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:
	As of December 31,
	December 31, 2022	June 30,2023
Balance sheet items, except for equity accounts:
RMB against $	6.8972	7.2513
SEK against $	Not applicable	10.7822
	For the Six months Ended June 30,
	2022	2023
Items in the statements of income and comprehensive income, and statements of cash flows:
RMB against $	6.4791	6.9283
SEK against $	Not applicable	10.4862
No representation is made that the RMB and SEK amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 5.10% during the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
For SEK against U.S. dollar, there was depreciation of approximately 3.5% during the six months ended June 30, 2023. It is difficult to predict how market forces or European Union or U.S. government policy may impact the exchange rate between the SEK and the U.S. dollar in the future.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

To the extent that the Group needs to convert U.S. dollar into RMB and SEK for capital expenditures and working capital and other business purposes, appreciation of RMB and SEK against the U.S. dollar would have an adverse effect on the RMB and SEK amount of the Group would receive from the conversion. Conversely, if the Group decides to convert RMB and SEK into U.S. dollar for the purpose of making payments for working capital, dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB and SEK would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB and SEK against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

(h)
Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.
The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.
BUSINESS ACQUSITION

On January 10, 2023, the Company completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas (Note 1).
In accordance with ASC 805, (i) the transaction was identified as business combination with third party; (ii) the Company was identified as accounting acquirer and the acquisition date was January 10, 2023; (iii) the Company conducted the acquisition by issuing 43,044,524 Class B-1 Preferred Shares to original shareholders of Ninjas in Pyjamas and the Company elected to use fair value of the acquirer’s equity interest as the consideration transferred since the Company has multiple rounds of equity financing from third parties prior to IPO, and the fair value of acquirer’s equity interest was estimated by discounted cash flow method under income approach model. The excess of consideration over the fair value of assets and liabilities of businesses acquired shall be recognized as goodwill. The Company engaged an independent valuation appraiser to assist in identification and evaluation of fair value of issued shares for acquisition and identifiable assets acquired and liabilities assumed as of the acquisition date.
The Group used the following valuation methodologies to value assets acquired, liabilities assumed and intangible assets identified:

—
Esports Tournament Seats were valued using the multi-period excess earning method under income approach, which represents the excessive earnings generated by the asset that remains after a deduction for a return on other contributory assets;

—
Brand names were valued using the relief from royalty method under income approach, which represents the benefits of owning the intangible asset rather than paying royalties for its right of use;

—
Other assets and liabilities carrying value approximated fair value at the time of acquisition.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.
BUSINESS ACQUSITION — (continued)

On the acquisition date January 10, 2023, the allocation of the consideration of the assets acquired and liabilities assumed based on their fair value was as follows:
Amount
Fair value of consideration transferred	$168,000,000
Fair value of the assets acquired and the liabilities assumed
Net working capital(1)	1,989,535
Property and equipment, net	61,925
Intangible assets – esports tournament seats	45,985,000
Intangible assets – Brand name	24,053,000
Intangible assets – Talent acquisition costs	907,590
Non-operating asset/liability	34,020
Deferred tax liability(2)	(14,427,828)
Total identifiable assets	58,603,242
Goodwill	$109,396,758

(1)
Among which, cash acquired from acquisition of Ninjas in Pyjamas was $1,707,373.

(2)
Deferred tax liabilities were calculated based on appreciation fair value of all intangible assets multiplied by income tax rate.

The goodwill acquired resulted primarily from Ninjas in Pyjamas’s expected synergies and assembled workforce from the integration of businesses acquired into the Company’s existing business.
Net revenue and net loss arising from acquisition of Ninjas in Pyjamas made in period from acquisition date to June 30, 2023 that are included in the Group’s consolidated income statement for the six months ended June 30, 2023.
Supplemental pro forma information (unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the business acquisition as if the business combination had occurred as of January 1, 2023. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the transactions been consummated as of that time.
For the six months ended June 30, 2023
Net revenue	$38,628,201
Net loss	$(11,277,693)
Net loss per share – basic and diluted	$(0.33)

4.
ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:
	As of
	December 31, 2022	June 30, 2023
Accounts receivable	$14,448,371	$11,469,212
Allowance for doubtful accounts	—	(193,420)
Accounts receivable, net	$14,448,371	$11,275,792

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.
ACCOUNTS RECEIVABLE, NET — (continued)

The Group did not record any bad debt expense for the six months ended June 30, 2022 and 2023, respectively. The allowance for doubtful accounts as of June 30, 2023 were consisted of bad debt accrued by Ninjas in Pyjamas before the Group acquired Ninjas in Pyjamas.
Reversal of bad debt expense was nil and $11,172 for the six months ended June 30, 2022 and 2023, respectively.

5.
PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:
	As of
	December 31, 2022	June 30, 2023
Deferred offering costs	$339,956	$2,127,297
Deposit	406,961	660,581
VAT prepayment	215,431	366,639
Prepaid expense	746,071	283,855
Inventories	52,876	131,324
Employee Reserve	159,274	113,935
Others	78,765	112,641
Shareholder investment fund receivable	2,999,845	—
Total prepayments and other current assets	4,999,179	3,796,272
Less: allowance for doubtful accounts against others	41,868	39,824
Total prepayments and other current assets, net	$4,957,311	$3,756,448
The Group recorded no bad debt expense for the six months ended June 30, 2022 and 2023, respectively.

6.
RECEIVABLES RELATED TO DISPOSAL OF LEAGUE TOURNAMENTS RIGHTS

On December 28, 2020, Xingjing Entertainment entered into a transaction with a third party to sell its League of Legends Pro League tournaments right and several players for RMB133 million including tax (approximately $20.9 million, among which approximately $14.2 million related to league tournaments right was recorded as receivable related to disposal of league tournaments right and $6.7 million related to several players was recorded as account receivable). As of June 30, 2023, the Group has collected all of receivable related to disposal of league tournaments right.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.
INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:
	As of
	December 31, 2022	June 30, 2023
Indefinite useful lives:
League tournaments rights*	$34,897,485	$79,178,349
Brand name of Wuhan ESVF	15,049,585	14,314,675
Brand name of Ninjas in Pyjamas	—	24,053,000
Subtotal	49,947,070	117,546,024
Definite useful lives
Agency Contract Rights	16,437,284	16,155,010
Brand name of Hongli Culture	840,921	799,857
Talent acquisition costs	4,270,239	5,013,993
Software	6,897	69,782
Subtotal	21,555,341	22,038,642
Less: accumulated amortization	6,119,465	8,384,818
Definite useful lives, net	15,435,876	13,653,824
Intangible Assets, net	$65,382,946	$131,199,848

*
League tournaments rights derived from business acquisition were $23,908,252 and $68,725,749 as of December 31, 2022 and June 30, 2023, respectively.

Amortization expense was $2,255,656 and $2,570,748 for the six months ended June 30, 2022 and 2023, respectively.
The following is a schedule, by fiscal years, of amortization amount of intangible asset as of June 30, 2023:
For the years ending December 31,	Amount
Remaining in fiscal year 2023	$2,260,991
2024	4,398,044
2025	3,918,579
2026	2,413,342
2027	220,190
Thereafter	442,678
Total	$13,653,824
The Group entered into contracts with several third-parties for purchase league tournaments rights of KPL, LPL and CFPL, the Group are allowed to pay the purchase price on installment for a period of time exceeding one year. When league tournaments rights are purchased on installment terms that exceeds one year, the contract contains a significant financing component, and therefore the payable is recorded at the present value of the payments. The difference between the present value of the payable and the nominal or principal value of the contract amount is recognized as interest expense over the contractual repayment period using the effective interest rate method. The interest rate used to determine the present value of total amount receivable is the rate subject to management decision on the date of the transaction and it reflects the rate that the Group can obtain financing of a similar nature from other sources at the date of the transaction.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.
INTANGIBLE ASSETS, NET — (continued)

Pursuant to contract term, the amount due within one year as of December 31, 2022 and June 30, 2023 were $2,617,233 and $1,458,834, respectively. The remaining portion due after one year as of December 31, 2022 and June 30, 2023 were $2,915,875 and $2,869,389, respectively.

8.
BORROWINGS

Interest expense related to borrowing was $105,846 and $173,553 for the six months ended June 30, 2022 and 2023, respectively. Borrowing as of December 31, 2022 and June 30, 2023 represented the following:
Lender	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022	As of June 30, 2023
Short-term borrowings
China Merchants Bank(i)	3.90%	February 17, 2023	February 17, 2024	$—	$4,137,189
Bank of China(ii)	3.85%	October 8, 2022	October 7, 2023	1,014,905	965,344
Wuhan Rural Commercial Bank(iii)	4.81%	March 27, 2023	March 21, 2024	—	386,138
China Everbright Bank(iv)	5.55%	March 31, 2022	March 30, 2023	1,449,864	—
China Merchants Bank(v)	5.50%	July 20, 2022	January 19, 2023	1,449,864	—
China Merchants Bank(vi)	5.50%	March 10, 2022	January 10, 2023	1,377,371	—
China CITIC Bank(vii)	4.95%	April 15, 2022	April 15, 2023	724,932	—
Wuhan Rural Commercial Bank(viii)	4.81%	March 24, 2022	March 23, 2023	405,960	—
Total				6,422,896	5,488,671
Long-term borrowings
Hua Xia Bank(ix)	4.40%	March 29, 2023	March 28, 2026	—	4,137,189
Total				$—	$4,137,189

(i)
The principal of the loan is RMB30,000,000 (approximately $4,137,189). The loan is pledged by existing and potential account receivables of Wuhan ESVF, Shenzhen VF and Xinghui Culture Media due from Tengjing Sports Culture Development (Shanghai) Co., Ltd., Shenzhen Tencent Computer Systems Co., Ltd., Tencent Technology (Chengdu) Co., Ltd., Tencent Technology (Shenzhen) Co., Ltd and Shanghai Lingyang Culture Communication Co., Ltd., and guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun and Rui Zhou.

(ii)
The principal of the loan is RMB7,000,000 (approximately $1,014,905). The loan is guaranteed by Wuhan Financing Guarantee Co., LTD. and the Group’s shareholder, Liwei Sun.

(iii)
The principal of the loan is RMB 2,800,000 (approximately $386,138). The loan is guaranteed by the Group’s shareholders, Zhang Lei.

(iv)
The principal of the loan is RMB10,000,000 (approximately $1,449,864). The loan is guaranteed by Wuhan Zhongzhe Financing Guarantee Co., LTD., Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou.

(v)
The principal of the loan is RMB10,000,000 (approximately $1,449,864). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou.

(vi)
The principal of the loan is RMB9,500,000 (approximately $1,377,371). The loan is guaranteed by Shenzhen VF and the Group’s shareholders, Liwei Sun, Rui Zhou.

(vii)
The principal of the loan is RMB5,000,000 (approximately $724,932). The loan is guaranteed by the Group’s shareholders, Liwei Sun, Rui Zhou.

(viii)
The principal of the loan is RMB2,800,000 (approximately $405,960). The loan is guaranteed by the Group’s director and senior vice president, Lei Zhang.

(ix)
The principal of the loan is RMB30,000,000 (approximately $4,137,189). The loan is guaranteed by Wuhan Zhongzhe Financing Guarantee Co., LTD., Hongli Culture and the Group’s shareholders, Liwei Sun, Rui Zhou.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:
	As of
	December 31, 2022	June 30, 2023
Professional service fees payable	$890,221	$1,903,488
Payroll payable	847,889	901,748
Tax payable	936,404	850,703
League tournaments transaction service fee(1)	834,078	793,347
Payable for acquisition of noncontrolling interests	579,945	551,625
Accrued expenses(2)	139,044	438,268
Total	$4,227,581	$5,439,179

(1)
The balance represented the payable to KPL event organizer for the re-arrangement of league tournaments right resource due to the Group’s Reverse Acquisition.

(2)
The balance mainly consisted of reimbursement payable to employees and miscellaneous fees payable to third parties.

10.
TAXATION

The components of the loss before income taxes are as follows:
	For the six months ended June 30,
	2022	2023
PRC	$(6,380,677)	$(12,034,758)
Sweden	—	291,438
Others	(163,036)	(346,219)
Total	$(6,543,713)	$(12,089,539)
The income tax provision consists of the following components:
	For the six months ended June 30,
	2022	2023
Current income tax expense	$92	$85,556
Deferred income tax benefits	(509,886)	(903,771)
Total income tax benefits	$(509,794)	$(818,215)

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.
TAXATION — (continued)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:
	For the six months ended June 30,
	2022	2023
Loss before income tax expense	$(6,543,713)	$(12,089,540)
Income tax benefit at the PRC statutory rate	(1,663,553)	(3,022,385)
Effect of preferential tax rates	164,541	119,865
Impact of different tax rates in other jurisdictions	58,092	84,008
Tax effect on share-based compensation, nil of tax	21,514	1,564,299
Tax effect of non-deductible items	69,702	96,348
Change in valuation allowance	839,910	339,650
Income tax benefits	$(509,794)	$(818,215)
As of December 31, 2022 and June 30, 2023, the significant components of the deferred tax assets and deferred tax liability are summarized below:
	As of
	December 31, 2022	June 30, 2023
Deferred tax assets:
Net operating loss carried forward	$1,377,263	$2,238,734
Deferred tax assets, gross	1,377,263	2,238,734
Valuation allowance	(1,372,267)	(1,778,361)
Deferred tax assets, net of valuation allowance	$4,996	$460,373
Deferred tax liabilities:
Intangible assets acquired from business combination(i)	$7,889,276	$21,911,853
Intangible assets acquired from asset acquisition(ii)	2,956,626	2,424,350
Total deferred tax liabilities	$10,845,902	$24,336,203

(i)
The Group initial recognized $8,798,807 and $14,427,828 of deferred tax liability from reverse acquisition on March 18, 2021 and business acquisition on January 10, 2023 due to appreciation fair value of intangible assets acquired.

(ii)
The Group initial recognized $4,413,819 of deferred tax liability from asset acquisition and reverse $419,933 and $387,896 due to amortization of related intangible assets during the six months end June 30, 2022 and 2023, respectively.

Uncertain tax positions
The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group does not believe that its uncertain tax benefits position will materially change over the next twelve months.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.
SEGMENT INFORMATION

The CODMs review financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODMs, the Group has two reportable segments, including PRC and other entities, and Ninjas in Pyjamas.
The Group’s CODMs evaluate performance based on the operating segment’s revenue and their operating results. The net revenue and operating results by segments were as follows:
	For the six months ended June 30, 2022
	PRC and other entities	Ninjas in Pyjamas	Consolidated
Net revenue	$24,782,827	$—	$24,782,827
Loss before tax	(6,543,713)	—	(6,543,713)
	For the six months ended June 30, 2023
	PRC and other entities	Ninjas in Pyjamas	Consolidated
Net revenue	$34,116,157	$4,447,279	$38,563,436
(Loss) income before tax	(12,380,978)	291,439	(12,089,539)
The total assets by segments as of December 31, 2022 and June 30, 2023 were as follows:
	As of
	December 31, 2022	June 30, 2023
Segment assets
PRC and other entities	$133,935,596	$227,474,326
Ninjas in Pyjamas	—	74,978,009
Total segment assets	$133,935,596	$302,452,335
The intangible assets by segments as of December 31, 2022 and June 30, 2023 were as follows:
	As of
	December 31, 2022	June 30, 2023
Intangible assets, net
PRC and other entities	$65,382,946	$60,642,222
Ninjas in Pyjamas	—	70,557,626
Total intangible assets, net	$65,382,946	$131,199,848

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.
MEZZANINE EQUITY

The Group’s preferred shares activities for the six months ended June 30, 2022 and 2023 are summarized below:
	Class A		Class B		Class B-1		Total
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Balances at December 31, 2021*	24,709,527	80,052,562	—	—	—	—	24,709,527	80,052,562
Accretion on Preferred Shares to redemption value	—	29,674,176	—	—	—	—	—	29,674,176
Exchange rate difference	—	(4,860,446)	—	—	—	—	—	(4,860,446)
Balances at June 30, 2022*	24,709,527	104,866,292	—	—	—	—	24,709,527	104,866,292
Balances at December 31, 2022*	24,709,527	97,400,393	2,693,877	16,062,314	—	—	27,403,404	113,462,707
Acquisition of Ninjas in Pyjamas	—	—	—	—	43,044,524	168,000,000	43,044,524	168,000,000
Accretion on Preferred Shares to redemption value	—	15,259,109	—	(248,950)	—	(2,179,786)	—	12,830,373
Exchange rate difference	—	(5,436,015)	—	—	—	—	—	(5,436,015)
Balances at June 30, 2023*	24,709,527	107,223,487	2,693,877	15,813,364	43,044,524	165,820,214	70,447,928	288,857,065

*
The shares are presented on a retroactive basis to reflect the stock split (Note 13)

Class B-1 redeemable preferred shares
On January 10, 2023, the Company completed an acquisition through a series of agreements with the shareholders of Ninjas in Pyjamas. The Company issued to Ninjas in Pyjamas former shareholders 43,044,524 Class B-1 Preferred Shares in exchange of 100% shares in Ninjas in Pyjamas (Note 1).
Below presents the key terms of the Class B-1 redeemable preferred shares during the reporting period:
Redemption Rights
In the case of a NIP redemption trigger event, Ninjas in Pyjamas former shareholders entitle to request the Company to redeem Class B-1 Preferred Shares held by them, and the Founder Shareholders (“Mario Ho Holdings Limited, xiaOt Sun Holdings Limited, Ayisia Zhou Holdings Limited and RayZ Holdings Limited”) shall be jointly and severally liable to take all necessary actions permissible under applicable laws to procure that the Company shall have the required funding. The terms of NIP redemption trigger event include:

a)
(i) the Company fails to obtain a receipt from the China Securities Regulatory Commission, the Hong Kong Securities Regulatory Commission, the SEC or any other exchange of recognized international reputation and standing duly approved by shareholders accepting the Company’s application for IPO by January 31, 2024; or (ii) the Company fails to achieve the IPO on or before January 31, 2025 based on a pre-money valuation of the Company exceeding US$100,000,000;

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.
MEZZANINE EQUITY — (continued)

b)
the valuation of the Company, as determined by an independent valuer, does not exceed USD 250 million by December 31, 2023;

c)
the Company fail to obtain the formal league approvals for the change of ownership in respect of the league slots related to League of Legends LOL, Honor of Kings and/or CrossFire Pro League, which results in the loss or suspension of any of such league slots or otherwise materially impacts the financial performance of the Group;

d)
the implementation of the restructuring plan or the failure of the Company to implement the dismantling of its VIE structure in accordance with the Restructuring Plan has resulted in or might reasonably be expected to material impact on the financial performance of the Group;

e)
the amount of the Company’s revenue for the year ended December 31, 2022 based on the audit by an independent certified public accounting firm of internationally recognized standing according to the US GAAP for the purpose of the application for IPO is lower than USD 41,400,000.

As of June 30, 2023, redemption trigger event c, d and e have been determined to be satisfied.
Except the above terms of NIP redemption trigger event, others redemption terms of Class B-1 Preferred Shares were similar with Class A and Class B Preferred Shares:
In the case of a NIP special redemption trigger event, the Founder Shareholders entitle to request the Company to redeem Class B-1 Preferred Shares held by Ninjas in Pyjamas former shareholders. The terms of NIP special redemption trigger event include:

(a)
any material breach by any of the Ninjas in Pyjamas former shareholders of its obligations under the shareholders agreement;

(b)
Ninjas in Pyjamas conducting any off-account sales and causing material impacts on the financial performance of the Group and damage to the interests of the Group or any preferred shareholders accordingly;

(c)
material violation of any applicable laws by the operation of Ninjas in Pyjamas which in turn materially impacts the financial performance of the Group;

(d)
sale of the whole or a substantial part of the business, undertaking, property or assets of the Ninjas in Pyjamas without the requisite approvals by by the board and/or the shareholders;

(e)
any act of dishonesty, fraud, willful default, or gross negligence committed by any Ninjas in Pyjamas former shareholders which in turn materially impacts the financial performance of the Group;

(f)
(A) Ninjas in Pyjamas fails to acquire 51% or more of the total issued shares of (i) Blonde INC AB (or any of its Affiliates), or (ii) Nmbrs Production AB (or any of its Affiliates), or (ii) any other target company engaging in similar type of business, having a projected annual revenue of not less than 42,000,000 Danish Krone in the financial year of 2023, by no later than December 31, 2023; or (B) the equity ratio of the former shareholders of the Company have been diluted due to the implementation of the aforesaid acquisition (unless such dilution has been agreed by the former shareholders of the Company).

The total redemption price for all Class B-1 Preferred Shares requested for redemption by the Company (the “NIP Redemption Price”) shall be equivalent to the then net asset value (shall be “equity fair value” base on practical expedient provided by an independent valuer) of all Ninjas in Pyjamas in aggregate as of the redemption date. Payment of the NIP Redemption Price shall be settled by way of redemption in kind of all the shares held by the Company in the Ninjas in Pyjamas to the Ninjas in Pyjamas former shareholders.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.
MEZZANINE EQUITY — (continued)

For the avoidance of doubt, the Ninjas in Pyjamas share distribution constitutes full settlement of the NIP Redemption Price, and no cash, other assets or funds of the Company shall be payable by the Company whatsoever to satisfy the payment of the NIP Redemption Price.
Liquidation Preferences
Upon any liquidation, the Company shall redeem all of the outstanding Class B-1 Preferred Shares held by all Ninjas in Pyjamas former shareholders at NIP Redemption Price. All assets and funds of the Company thereafter legally available for distribution to the remaining Shareholders shall be distributed to Ninjas in Pyjamas former shareholders prior to Class B Preferred Shareholders, Class A Preferred Shareholders and Ordinary Shareholders.
Conversion Features
There were no conversion rights granted to holders of Class B-1 Preferred Shares upon the issuance of the preferred shares to preferred shareholders.
All outstanding Class B-1 Preferred Shares can be automatically converted into ordinary shares of the Company after its listing in US capital market.
Voting Rights
Each holder of Class B-1 Preferred Shares is entitled to vote together with the holders of ordinary shares on all matters submitted to a vote of the shareholders of the company or the group on an as-if-converted basis.
Dividend Rights
Each holder of Class B-1 Preferred Shares is entitled to receive non-cumulative dividends, payable out of funds or assets when and as such funds or assets become legally available therefor pari passum with ordinary shares, on an as-converted basis, when, as, and if declared by the board of directors.
Accounting for the preferred shares
The Company classifies the preferred shares as mezzanine equity in the consolidated balance sheets because they are redeemable upon the occurrence of an event not solely within the control of the Company. The preferred shares are recorded initially at fair value, net of issuance costs. The Company did not incur material issuance costs for any preferred shares issued. There was no declared or undeclared dividends in arrears on redeemable preferred shares as of December 31, 2022 and June 30, 2023.
For each reporting period, the Company assesses whether the preferred shares are currently redeemable and if the preferred shares are not currently redeemable, the Company further assesses whether it is probable that preferred shares will become redeemable. Except Class B-1 Preferred Shares which the redemption value were determined by the NIP Redemption Price, for any other preferred shares that are not currently redeemable and it is probable that preferred shares will become redeemable, the Company recognizes changes in the redemption value immediately as they occur over the period from the date of issuance to the earliest redemption date to equal the redemption value at the end of each reporting period based on the higher of (i) the issuance price plus a pre-determined annualized return set forth in the agreements and (ii) fair market value (estimated using the equity allocation model based on option pricing model with probability- weighted scenario analysis with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions).
In accordance with ASC 480-10-S99, the accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.
MEZZANINE EQUITY — (continued)

paid-in-capital, by charges to accumulated deficit. The accretion of the preferred shares was $29,674,176 and $12,830,373 for the six months ended June 30, 2022 and 2023.

13.
ORDINARY SHARES

In connection to the Reorganization (Note 1), on June 30, 2023, the Company issued shares at a fixed ratio 5.75% in relation to current shares to all the present shareholders without extra consideration, including 2,019,516 of ordinary shares, 1,342,752 of Class-A preferred shares, 146,389 of Class-B preferred shares and 2,339,106 of Class-B-1 preferred shares. Pursuant to ASC 505, the issuance of shares on June 30, 2023 was stock dividend in form, in the case of deficit position of retained earnings, the Company recorded this issuance of shares similar with a stock split and retrospectively adjust the historical financial statements included in the registration statement for all periods presented.
The effect of the ordinary shares issued in the Reorganization has been treated similarly to a share split and have been presented retrospectively as of the all period presented on the unaudited condensed consolidated financial statements.

14.
SHARE-BASED COMPENSATION

Share options granted by NIP Group Inc. to optionees
On January 1, 2023, the Company granted options to its employee to purchase equity interest of 1,725,132 of the Company’s Ordinary Shares at an exercise price of nil under the 2019 Plan, which was equivalent to 2.67% equity interest of the Company. All these options granted became exercisable immediately on grant date.
The fair value of the share options granted are equal to fair value of ordinary shares as the exercise price is nil and became exercisable immediately on grant date. The Company’s ordinary shares at the grant date is estimated using the income approach and equity allocation method. Estimation of the fair value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the equity allocation model based on option pricing model with probability-weighted scenario analysis with respect to the fair value of 100% equity interest estimated using the discounted cash flow method under income approach. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.
The assumptions used to estimate the fair value of ordinary shares during the periods presented are as follows:
For the Six Months Ended June 30, 2023
Expected volatility	75,89%
Expected term (in years)	2.09
Risk-free interest rate per annum	2.35%

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.
SHARE-BASED COMPENSATION — (continued)

A summary of the share options activity for the six months ended June 30, 2023 is presented below:
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		USD	In years	USD
Outstanding, as of December 31, 2022*	1,763,507	—	1	6,252,693
Granted*	1,725,132	—	—	—
Exercised*	(3,488,639)	—	—	—
Forfeited	—	—	—	—
Outstanding, as of June 30, 2023	—	—	—	—
Exercisable, as of June 30, 2023	—

*
The shares are presented on a retroactive basis to reflect the stock split (Note 13)

The group recognized compensation expense for the six months ended June 30, 2022 and 2023 were $86,056 and $6,257,196, respectively.
On January 10, 2023, all the granted and vested shares have been exercised. As of June 30, 2023, there was no unrecognized compensation cost related to unvested share options.

15.
LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the six months ended June 30, 2022 and 2023 presented:
	For the six months ended June 30,
	2022	2023
Numerator:
Net loss attributable to NIP Group Inc.’s shareholders	(35,639,522)	(23,984,113)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted*	29,962,366	33,770,051
Denominator for basic and diluted net loss per share calculation	29,962,366	33,770,051
Basic and diluted net loss per share attributable to ordinary shareholders of NIP Group Inc.’s shareholders	(1.19)	(0.71)

*
The shares and per share data are presented on a retroactive basis to reflect the stock split (Note 13)

For the six months ended June 30, 2022 and 2023, the Group had potential ordinary shares, including share options granted and preferred shares. As the Group incurred losses for the six months ended June 30, 2022 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of non-vested share options excluded from the calculation of diluted net loss per share of the Group were 450,564 and nil as of June 30, 2022 and 2023, respectively.
The 1,312,931 and nil stock options were vested but unexercised as of June 30, 2022 and 2023, respectively. The Group included these stock options to calculate the denominator because they are exercisable at RMB nil.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.
LOSS PER SHARE — (continued)

Holders of the preferred shares are entitled to receive non-cumulative dividends pari passum with ordinary shares, on an as-converted basis, hence the preferred shares meet the definition of participating securities pursuant to the definition under ASC 260-10-20. However, net loss available to ordinary shareholders were not adjusted due to the following: 1) the holders of the preferred shares are entitled to non- cumulative dividends and there was no declared non-cumulative dividends during the presented periods; 2) there was no undistributed earnings during the presented periods and the holders are not entitled to bear any loss (e.g. make additional contribution to the Group in case of significant losses) of the Group; and 3) the contractual principal or mandatory redemption amount of the holder is not reduced as a result of losses incurred by the Group. Therefore, there was no adjustment from undistributed earnings allocated to participating securities.

16.
RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:
No.	Name of Related Parties	Relationship with the Group
1	Mario Yau Kwan Ho	Chairman and Co-Chief Executive Officer
2	Douyu Internet Technology Co., Ltd. (“Douyu”)*	Shareholder of the Group
3	Lei Zhang	Director and Senior Vice President
4	Liwei Sun	Director and President
5	Rui Zhou	Shareholder of the Group
6	Haoming Yu	Senior Vice President
7	Ronghua Gu	Shareholder of the Group
8	Wuhan Tourism&Sports Group	Principal Beneficial of the Group
9	Wuhan Linyu Ecological Group Co., Ltd. (“Wuhan Linyu”)	Entity controlled by Wuhan Tourism&Sports Group
10	Hainan Xingjing Technology Center LLP	An entity controlled by Liwei Sun
11	Wuhan Ouyue Online TV Co., Ltd. (“Wuhan Ouyue”)*	Entity controlled by Douyu
12	Shenzhen Media	Shareholder of the Group and minority shareholder of Dawei Xianglong
13	Wuhan Xingjing Culture Media Co., Ltd (“Xingjing Culture Media”)	Entity controlled by Liwei Sun
14	Tianjin Xingjingweiwu Management Consulting LLP (“Tianjin LLP”)	Entity controlled by Liwei Sun
15	Shenzhen Xingjing Weiwu Education Technology Co., Ltd.	Entity which the Group holds 43.9144% equity interests
16	Tianjin Mingren Enterprise Management Partnership (Limited Partnership)	Entity ultimately controlled by Mario Yau Kwan Ho
17	Hicham Chahine	Director and Co-Chief Executive Officer

*
Pursuant to ASC 850, for the six months ended June 30, 2022 and as of December 31, 2022, the Group identified Douyu and Wuhan Ouyue as related party and disclose the related party transactions accordingly due to Douyu and Wuhan Ouyue have an ownership interest in the Group and can significantly influence the Group to an extent that might be prevented from fully pursuing its own separate interests. While through the reassessment of changes of factors occurred on January 10, 2023, the dilution of equity interest after acquisition of Ninjas in Pyjamas, Douyu and Ouyue lost such influence power and shall no longer accounted as a related party of the Group.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.
RELATED PARTY TRANSACTIONS — (continued)

Amounts due from related parties
Amounts due from related parties consisted of the following for the periods indicated:
	As of
	December 31, 2022	June 30, 2023
Shenzhen Xingjing Weiwu Education Technology Co., Ltd.(1)	$—	$90,805
Liwei Sun(1)	38,258	36,389
Tianjin LLP(1)	289	276
Tianjin Mingren Enterprise Management Partnership (Limited Partnership)(1)	—	138
Wuhan Ouyue(2)	1,097,097	—
Total	$1,135,644	$127,608

(1)
The balance represented interest-free loan to related parties, which were due on demand.

(2)
The balance represented the accounts receivable for providing talent management service to related parties. As dilution of equity interest after acquisition of Ninjas in Pyjamas on January 10, 2023, Wuhan Ouyue was no longer identified as a related party since then and the balance due from Wuhan Ouyue as of June 30, 2023 was recorded as accounts receivable.

Amounts due to related parties
Amount due to related parties consisted of the following for the periods indicated:
	As of
	December 31, 2022	June 30, 2023
Wuhan Tourism&Sports Group(1)	$683,898	$650,502
Shenzhen Media(2)	290,321	275,812
Xingjing Culture Media(3)	3,484,943	86,799
Hicham Chahine(4)	—	1,710
Mario Yau Kwan Ho(5)	685,786	—
Wuhan Linyu	1,383	—
Subtotal of amount due to related parties-current	5,146,331	1,014,823
Wuhan Tourism&Sports Group(1)	626,906	271,042
Subtotal of amount due to related parties-non-current	626,906	271,042
Total	$5,773,237	$1,285,865

(1)
The balances represented the advertising proceeds that the Group received from the related party, which the service was not provided by the Group as of December 31, 2022 and June 30, 2023.

(2)
On April 2021, the Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party. As of December 31, 2022 and June 30, 2023, the balance represented government subsidies the Group received and should pay to the related party.

(3)
The balances represented interest-free loan from related parties for daily operations, which were due on demand.

(4)
The balances represented the reimbursement payable for operating expenses for Hicham Chahine.

(5)
The balances represented the service fee for Mario Yau Kwan Ho who provided services to the reality show that hosted by the customers.

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.
RELATED PARTY TRANSACTIONS — (continued)

The following is a list of related parties which the Group has major transactions with:
	For the six months ended June 30,
Nature	2022	2023
Xingjing Culture Media
Loan from Xingjing Culture Media	6,914,541	288,730
Loan repayment to Xingjing Culture Media	10,294,640	3,667,185
Mario Yau Kwan Ho
Collection of loan to Mario Yau Kwan Ho	308,685	—
Repayment of reality show service provided by Mario Yau Kwan Ho	—	682,707
Wuhan Ouyue
Talent management service(1)	13,443,714	—
Wuhan Tourism&Sports Group
Advertising services provided by the Group	364,015	340,414
Shenzhen Media
Sponsorships and advertising services provided by the Group(2)	231,514	216,503
Rental expense(2)	333,380	311,765
Event production service provided by Shenzhen Media	—	10,248
Government subsidies that should be distributed to Shenzhen Media(3)	231,514	216,503
Repayment of capital injection	1,543,424	—
Hainan Xingjing
Collection of loan to Hainan Xingjing	55,563	—
Liwei Sun
Collection of loan to Liwei Sun	118,108	—
Rui Zhou
Reimbursement for operating expenses	173,671	—
Haoming Yu
Advance to Haoming Yu for the Group’s operations	633,151	—
Reimbursement for operating expenses	645,074	—
Ronghua Gu
Advance to Ronghua Gu for the Group’s operations	1,925,594	—
Reimbursement for talent management service’s operating expenses	2,305,751	—
Wuhan Linyu Ecological Group Co., Ltd.
Services provided by Wuhan Linyu Ecological Group Co., Ltd.	1,320	4,676
Interest expenses paid to Wuhan Linyu Ecological Group Co., Ltd.	432,582	—

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
16.
RELATED PARTY TRANSACTIONS — (continued)

	For the six months ended June 30,
Nature	2022	2023
Shenzhen Xingjing Weiwu Education Technology Co., Ltd.
Loan to Shenzhen Xingjing Weiwu Education Technology Co., Ltd.	—	95,038
Hicham Chahine
Advance for the Group’s operations	—	69,184
Reimbursement for operating expenses	—	69,803

(1)
These transactions between the Group and these related parties were related to the talent management service provided by the Group.

(2)
The Group provided sponsorships and advertising services for this related party in exchange for the use of stadium and dormitories owned by it. Sponsorships and advertising services provided were recorded as revenue, while rental expense was recorded as cost of revenue and general and administrative expenses. Among which, the cost of revenue for the six months ended June 30, 2022 and 2023 were $231,514 and $226,751, respectively.

(3)
The Group entered into a cooperation agreement with the related party and agreed to allocate 60% of the government subsidies received to the related party.

17.
CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.
The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:
	For the six months ended June 30,
	2022	2023
Percentage of the Group’s revenue
Customer A	54%	20%
Customer B	*	49%
Total	54%	69%
The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:
	As of
	December 31, 2022	June 30, 2023
Percentage of the Group’s accounts receivable
Customer C	28%	17%
Customer D	21%	*
Customer E	13%	10%
Total	62%	27%

*
represent percentage less than 10%

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18.
COMMITMENTS AND CONTINGENCIES

Contingencies
In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through the issuance date of these unaudited condensed consolidated financial statements.

19.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, the Company, has been prepared using the same accounting policies as set out in the Group’s unaudited condensed consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.
The Company and its subsidiaries are included in the unaudited condensed consolidated financial statements where the inter- company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of losses from its subsidiaries is reported as loss from subsidiaries in the accompanying condensed financial information of parent company.
The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and June 30, 2023.
Parent Company Balance Sheets
	As of
	December 31, 2022	June 30, 2023
Assets
Current Assets
Cash and cash equivalents	$7,058,778	$93,317
Amounts due from VIE’s subsidiary	5,000,000	10,655,151
Amounts due from subsidiary	322,080	522,080
Shareholder investment fund receivable	2,999,845	—
Deferred offering costs	221,000	1,450,222
Other receivables	51,500	82,401
Total current assets	15,653,203	12,803,171
Non-current Assets
Investment in subsidiaries	69,667,459	232,365,157
Total non-current assets	69,667,459	232,365,157
Total Assets	$85,320,662	$245,168,328
Accrued expenses and other liabilities	863,925	1,755,679
Current Liabilities	863,925	1,755,679
Total liabilities	$863,925	$1,755,679

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
19.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY — (continued)

	As of
	December 31, 2022	June 30, 2023
Mezzanine equity:
Class A redeemable preferred shares (US$0.0001 par value; 24,709,527 and 24,709,527 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 24,709,527 and 24,709,527 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	97,400,393	107,223,487
Class B redeemable preferred shares (US$0.0001 par value; 8,126,477 and 2,693,877 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 2,693,877 and 2,693,877 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	16,062,314	15,813,364
Class B-1 redeemable preferred shares (US$0.0001 par value; nil and 43,044,524 shares authorized as of December 31, 2022 and June 30, 2023, respectively, nil and 43,044,524 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	—	165,820,214
Total mezzanine equity	113,462,707	288,857,065
Deficit
Ordinary Shares (US$0.0001 par value; 467,163,996 and 429,552,072 shares authorized as of December 31, 2022 and June 30, 2023, respectively, 33,674,740 and 37,163,379 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively*)	3,280	3,716
Subscription receivable	(3,280)	(3,716)
Accumulated deficit	(29,178,085)	(46,905,002)
Accumulated other comprehensive income	172,115	1,460,586
Total deficit attributable to the shareholders of NIP Group Inc.	(29,005,970)	(45,444,416)
Total liabilities, mezzanine equity and deficit	$85,320,662	$245,168,328

Parent Company Statements of Operations and Comprehensive Loss
	For the six months ended June 30,
	2022	2023
Loss from operations:
Financial (expenses)/income	$(46)	$15,366
General and administrative expenses	(38,243)	(330,712)
Equity in loss of subsidiaries	(5,927,057)	(10,838,394)
Net loss	(5,965,346)	(11,153,740)
Total comprehensive loss	$(6,451,353)	$(9,865,269)

NIP GROUP INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19.
CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY — (continued)

Parent Company Statements of Cash Flows
	For the six months ended June 30,
	2022	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	3,083,934	(7,115,306)
Investment in equity investees	—	(2,850,000)
Net cash used in investing activities	—	(2,850,000)
Collection of shareholder investment fund receivable	—	2,999,845
Net cash provided by financing activities	—	2,999,845
Net increase (decrease) in cash and cash equivalents	3,083,934	(6,965,461)
Cash and cash equivalents, at beginning of period	322,508	7,058,778
Cash and cash equivalents, at end of period	$3,406,442	$93,317

20.
SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, except for the events mentioned below the Group did not identify any subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.

NINJAS IN PYJAMAS GAMING AB
INDEX TO FINANCIAL STATEMENTS (1)

(1)
The financial statements of Ninjas in Pyjamas Gaming AB are required to be filed under Rule 3-05 of Regulation S-X as Ninjas in Pyjamas Gaming AB is a material acquired entity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
of Ninjas In Pyjamas Gaming AB
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Ninjas In Pyjamas Gaming AB (the “Company”) as of December 31, 2021 and 2022, and the related statements of income and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum Asia CPAs llp Marcum Asia CPAs llp
We have served as the Company’s auditor since 2022.
Beijing, China
June 5, 2023

NINJAS IN PYJAMAS GAMING AB
BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	As of December 31,
	2021	2022
ASSETS
Cash and cash equivalents	$1,631,203	$1,720,731
Accounts receivable, net	2,716,576	1,878,816
Prepaid expenses and other current assets	434,869	324,741
Total current assets	4,782,648	3,924,288
Property and equipment, net	99,167	61,583
Intangible assets, net	556,964	771,253
Right-of-use assets	—	549,203
Total non-current assets	656,131	1,382,039
Total assets	$5,438,779	$5,306,327
LIABILITIES
Deferred revenue	586,374	605,497
Accounts payable	920,789	654,708
Income tax payable	35,333	171,301
Lease liabilities, current	—	187,518
Accrued expenses and other current liabilities	749,404	376,463
Total current liabilities	2,291,900	1,995,487
Lease liabilities, non-current	—	327,852
Total non-current liabilities	—	327,852
Total liabilities	$2,291,900	$2,323,339
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0490 par value; 6,400,000 shares authorized as of December 31, 2021 and 2022; 1,732,720 shares issued and outstanding as of December 31, 2021 and 2022)	84,900	84,900
Additional paid-in capital	3,817,442	3,817,442
Accumulated deficit	(458,685)	(202,126)
Accumulated other comprehensive loss	(296,778)	(717,228)
Total shareholders’ equity	3,146,879	2,982,988
Total liabilities and shareholders’ equity	$5,438,779	$5,306,327
The accompanying notes are an integral part of these financial statements.

NINJAS IN PYJAMAS GAMING AB
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2021	2022
Net revenue	$9,398,340	$7,372,837
Cost of revenue	(3,963,378)	(3,656,848)
Gross profit	5,434,962	3,715,989
Operating expenses
Selling and marketing expenses	(1,821,982)	(1,712,535)
General and administrative expenses	(1,541,433)	(1,495,070)
Total operating expenses	(3,363,415)	(3,207,605)
Income from operation	2,071,547	508,384
Other income/(expenses), net
Financial income/(expenses), net	47,776	(94,533)
Other income/(expenses), net	22,777	(12,447)
Total other income/(expenses), net	70,553	(106,980)
Income before income tax expense	2,142,100	401,404
Income tax expenses	(466,358)	(144,845)
Net income	$1,675,742	$256,559
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(248,030)	(420,450)
Total other comprehensive loss	(248,030)	(420,450)
Total comprehensive income/(loss)	$1,427,712	$(163,891)
The accompanying notes are an integral part of these financial statements.

NINJAS IN PYJAMAS GAMING AB
STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)
	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total Company’s equity
	Share	Amount
Balance as of December 31, 2020 (unaudited)	1,706,215	$83,602	$3,850,620	$(2,134,427)	$(48,748)	$1,751,047
Contribution from shareholders	48,505	2,376	344	—	—	2,720
Withdrawal of capital contribution	(22,000)	(1,078)	(33,522)	—	—	(34,600)
Net income	—	—	—	1,675,742	—	1,675,742
Foreign currency translation adjustments	—	—	—	—	(248,030)	(248,030)
Balance as of December 31, 2021	1,732,720	$84,900	$3,817,442	$(458,685)	$(296,778)	$3,146,879
Net income	—	—	—	256,559	—	256,559
Foreign currency translation adjustments	—	—	—	—	(420,450)	(420,450)
Balance as of December 31, 2022	1,732,720	$84,900	$3,817,442	$(202,126)	$(717,228)	$2,982,988
The accompanying notes are an integral part of these financial statements.

NINJAS IN PYJAMAS GAMING AB
STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)
	For the years ended December 31,
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,675,742	$256,559
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	10,466	8,992
Depreciation and amortization	246,917	427,645
Amortization of right-of-use asset	—	31,526
Gain on disposal of intangible assets	(127,112)	(445,790)
Deferred tax benefit	429,096	—
Changes in operating assets and liabilities:
Accounts receivable, net	(2,120,764)	492,476
Prepaid expenses and other current assets	(129,053)	48,994
Accounts payable	680,126	(149,634)
Deferred revenue	618,395	98,965
Income tax payable	37,262	144,845
Lease liabilities	—	(66,379)
Accrued expenses and other current liabilities	458,398	(282,883)
Net cash provided by operating activities	$1,779,473	$565,316
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	(733,572)	(1,060,170)
Proceeds from disposal of intangible asset	178,937	807,586
Net cash used in investing activities	$(554,635)	$(252,584)
CASH FLOWS FORM FINANCING ACTIVITIES
Contribution from shareholders	2,720	—
Withdrawal of capital contribution	(34,600)	—
Net cash used in financing activities	$(31,880)	$—
Effect of exchange rate changes	(113,307)	(223,204)
Net increase in cash and cash equivalents	1,079,651	89,528
Cash and cash equivalents at the beginning of the year	551,552	1,631,203
Cash and cash equivalents at the end of the year	$1,631,203	$1,720,731
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income tax paid	—	—
Interest expense paid	—	—
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	549,203
The accompanying notes are an integral part of these financial statements.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Ninjas in Pyjamas Gaming AB (“NIP”) was established under the laws of Sweden in January, 2014. NIP was a private company and primarily engages in E-sports club operation, as well as production and sales of clothing and computer accessories in Stockholm, Sweden. NIP is recognized as one of the most renowned professional electronic sports brands in the world, most notably known for its history in the game of Counter-Strike.
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b)
Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the financial statements and accompanying notes. Significant accounting estimates include, but not limited to, allowance for doubtful accounts, depreciable lives and recoverability of property and equipment and intangible assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.
(c)
Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and highly liquid investments which are unrestricted as to withdrawal and use and have original maturities of less than three months.
(d)
Accounts receivable

Accounts receivable are stated at the original amount less an allowance for doubtful receivables. Accounts receivable are recognized in the period when NIP has provided services to its customers and when its right to consideration is unconditional. NIP reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. NIP considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.
(e)
Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:
Category	Estimated useful lives
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets
Electronic equipment	5 years

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the statements of income.
(f)
Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. Estimated useful lives by intangible asset classes are as follows:
Category	Estimated useful lives
Talent acquisition costs	2 – 3 years
The estimated useful lives of intangible assets with finite lives are reassessed if circumstances occur that indicate the original estimated useful lives may have changed.
NIP capitalizes costs associated with the acquisition of e-players and amortizes these costs straight-line over their estimated useful lives, which reflect the contractual term of the associated player agreement.
(g)
Impairment of long-lived assets

NIP reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. NIP measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized for the amount by which the carrying value of the asset exceeds its fair value. The evaluation of asset impairment requires NIP to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. NIP did not record any impairment charge for the years ended December 31, 2021 and 2022.
(h)
Revenue recognition

On January 1, 2020, NIP adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.
NIP recognizes revenue under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
Step 1:   Identify the contract with the customer
Step 2:   Identify the performance obligations in the contract
Step 3:   Determine the transaction price
Step 4:   Allocate the transaction price to the performance obligations in the contract
Step 5:   Recognize revenue when the company satisfies a performance obligation
These criteria as they relate to each of the following major revenue generating activities are described below. Net revenue is presented net of value added taxes (“VAT”).

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

	For the years ended December 31,
	2021		2022
	Amount	%	Amount	%
Over time:
E-sports club operation
Tournament participation of E-sports	$3,684,888	39%	$2,398,462	33%
Sponsorships and advertising	1,772,378	19%	2,414,825	33%
IP licensing	3,659,761	39%	1,722,462	23%
Point time:
E-sports club operation
Player transfer fee	178,937	2%	807,586	11%
Sales of merchandise	102,376	1%	29,502	0%
Total net revenue	$9,398,340	100%	$7,372,837	100%
E-sports club operation
Tournament participation of esports
NIP enters into participation agreement with esports event organizer, to become a member team for the league and participate in esports tournaments such as Counter-Strike: Global Offensive (“CS:GO”), Rainbow Six: Siege, Valorant and FIFA.
NIP’s promises to esports event organizers consist of: 1) participating in esports tournaments in accordance with rules; 2) managing and operating the team and esports club in a professional manner; 3) ensuring all the applicable team personnel comply with the competition policies; 4) undertaking and performing the team promotion obligation as required in the agreement. All the promises are not separately identifiable within the context of the contract, and are served for the commitment to give esports event organizers the best opportunity to promote the league or tournament, and generate the highest level of revenue for the league or the tournament. Therefore, NIP identifies one performance obligation in the contract with esports event organizers.
The transaction price consists of two parts: 1) League revenue share earned through esports event is periodically allocated to member teams, which includes fixed consideration promised with minimum guarantee and variable consideration based on the team’s performance matrix. 2) Prize money is distributed to eligible teams in accordance with the tournament won, which will be received at the end of each tournament season.
Variable consideration is mainly determined by two factors: 1) the amount of prize pool collected by esports event organizer during each tournament season and the proportion allocated to the team as agreed; 2) the ranking and of NIP’s team in each tournament season. No amount of variable consideration in the transaction price should be recognized until the uncertainty is resolved, because it is not probable that a significant reversal of cumulative revenue recognized will not occur resulting from a change in estimate of the consideration received upon finalized prize pool, the team’s allocated proportion of revenue share and ranking.
Esports event organizer simultaneously receives and consumes the benefits provided by NIP’s performance over the contract period, hence, NIP satisfies the performance obligation to esports event

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

organizer over the contract period. Furthermore, the main cost to operate an esports club is the salaries or contract consideration paid to players. Thus, NIP uses input method to measure progress, and recognizes revenues overtime on a straight-line basis during the tournament season.
Sponsorships and advertising
NIP enters into sponsorship contract with customer, to promote and publicize the customer’s products, services or brands through a full range of promotional channels, including but not limited to livestream announcements, content generation, social media posts, and e-players to participate in the recording of advertising videos as customer spokesmen. In most sponsorship contracts, NIP identifies one performance obligation as the intended benefit is an association with NIP’s brand and the services are not distinct within the context of the contracts. Certain contracts with customers may include multiple performance obligations when the promises are separately identifiable with one another and are indicated with standalone selling price. For such arrangements, NIP allocates transaction price to each performance obligation based on its relative standalone selling price. NIP generally determines the standalone selling prices based on the prices charged to customers.
For general promotion activities, because customer simultaneously receives and consumes the benefits from exposure of the brand as NIP diligently performs various promotion activities, revenues from sponsorship agreements are recognized ratably over the entire contract term. For extra promotion activities distinctly identified as a separate PO, revenues are recognized upon completion of such activities or service deliverables.
The service consideration is the contract amount as agreed in the contact. The contract payment is not subject to any variable consideration or subsequent adjustment. In instances where the timing of revenue recognition differs from the timing of billing, NIP has determined the brand sponsorship agreements generally do not include a significant financing component.
IP licensing
NIP enters into contract with customer, and grants the customer a right-to-access license of NIP’s intellectual property (“IP”) in selling digital goods such as game props, skins or stickers. The form of IP does not have stand-alone functionality associated with NIP’s brand, and the utility of IP is significantly derived from the NIP’s past or ongoing activities undertaken to maintain or support the IP. NIP identifies one performance obligation in each sales order of digital goods, that is, the right-to-access license of symbolic IP. The customer has the right-to-access license of NIP’s symbolic IP throughout license period and benefits from it as NIP’s ongoing activities will continue to support and maintain the IP’s utility. Thus, revenues from IP licensing are recognized ratably over the contract term.
The service consideration is reconciled and settled on a monthly basis. The contract payment is not subject to any variable consideration or subsequent adjustment.
Player transfer fees
NIP enters into contracts with customer, mainly other esports clubs, to transfer NIP’s e-players. Player transfer fee is fixed consideration as agreed in the contract. NIP recognizes revenues from player transfer fees at a point of time upon satisfaction of the performance obligation, when the e-player is released from any and all contractual rights and obligations with NIP and any such contractual rights is transferred to the customer.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Sales of branded merchandise
NIP also sells brand-related merchandise such as mouse, keyboard, hoodie and etc. at official online store. The transaction price is fixed. NIP recognizes revenues from sales of branded merchandise at a point of time when the merchandise is delivered to the customer in sound condition.
For all the products and services provided, NIP considers itself the principal and recognizes revenue on a gross basis as it controls the transfer of the products and services.
Principal versus Agent considerations
NIP signs contracts with E-players, in which they are obliged to conduct a series of promotion activities as required for the revenue generated from sponsorships and advertising. NIP has evaluated the terms with E-players and considers itself a principal and recognizes revenue on a gross basis in sponsorships and advertising as it controls the services through the following key considerations:
•
NIP owns its brand and intellectual property, directs the E-players to conduct a series of promotion activities on NIP’s behalf, and assumes primary responsibility for controlling the quality of promotion deliverables.

•
As part of NIP’s contracts with its E-players, NIP agrees to serve as the E-player’s exclusive management company as it relates to any of the work E-players may perform, including content creation and sponsorships and advertising revenue generated from the content. While the E-player owns the content they create under the contract with NIP, the E-player grants NIP an exclusive perpetual license to the content, and NIP grants limited usage rights of that content back to the talent, conditional upon their compliance with the contract.

•
NIP has discretion in setting up the price. E-players are only entitled to the monthly salary for their promotion obligation and do not participate in profit share for the revenue from sponsorships and advertising.

Contract Balances
Payment terms are established on NIP’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.
Deferred revenue, which representing a contract liability, represents mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. NIP’s deferred revenue from sponsorships and advertising amounted to $586,374 and $605,497 as of December 31, 2021 and 2022. Revenue recognized in the period that was included in the beginning of the period contracts liability balance were nil and $586,374, respectively.
Other than accounts receivable and deferred revenue, NIP had no other material contract assets, contract liabilities or deferred contract costs recorded on its balance sheet as of December 31, 2021 and 2022.
Transaction price allocated to remaining performance obligation
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.
As of December 31, 2021 and 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation is $7,060,635 and $7,766,805, and NIP will recognize this revenue related to sponsorships and advertising over the remaining contract periods over 1 to 5 years.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

NIP has elected, as a practical expedient, not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less. These performance obligations are related to the revenue of tournament participation of esports, and sponsorships and advertising.
(i)
Cost of revenues

Cost of revenues consists primarily of salaries of E-players, share of prize winnings to E-players, expenditures for sponsorships and marketing deliverables, acquisition cost of E-player, cost of merchandise sold, as well as related costs that are directly attributable to NIP’s principal operations.
(j)
Value added tax (“VAT”)

NIP is subject to VAT on revenue generated from providing goods and services. NIP records revenue net of VAT. This VAT may be offset by qualified input VAT paid by NIP to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the balance sheets.
The standard VAT rate is 25% in Sweden, applicable to all the goods and services NIP provides for the years ended December 31, 2021 and 2022. Entities with a Swedish VAT number are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.
(k)
Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising and promotion expenses; (ii) staff cost, rental, depreciation and amortization expenses related to selling and marketing functions; and (iii) professional service fees.
(l)
General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental, depreciation and amortization expenses related to general and administrative functions; (ii) professional service fees; and (iii) other corporate expenses.
(m)
Income taxes

NIP accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. NIP as a private company in Sweden are subject to examination by the relevant tax authorities.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. NIP did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the years ended December 31, 2021 and 2022.
NIP does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.
(n)
Operating lease

On January 1, 2022, NIP adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842), using the non-comparative transition option pursuant to ASU 2018-11. Therefore, NIP has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2022. The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. NIP has elected the package of practical expedients, which allows NIP not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, NIP elected the short-term lease exemption for all contracts with lease terms of 12 months or less. NIP recognizes lease expense for short-term leases on a straight-line basis over the lease term.
Right-of-use assets represent NIP’s right to use an underlying asset for the lease term and lease liabilities represent NIP’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in NIP’s leases is not readily determinable, NIP utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of NIP’s lease agreements contained renewal options; however, NIP did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that NIP was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. NIP’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.
(o)
Foreign currency transactions and translations

NIP’s principal country of operations is Sweden. The financial position and results of its operations are determined using SEK, the local currency, as the functional currency. NIP’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the statements of cash flows denominated in functional currency is translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.
The value of SEK against $ and other currencies may fluctuate and is affected by, among other things, changes in the Swedish political and economic conditions. Any significant revaluation of SEK may materially

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

affect NIP’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the financial statements:
	As of December 31,
	2021	2022
Balance sheet items, except for equity accounts	9.0498	10.4167
	For the Years Ended December 31,
	2021	2022
Items in the statements of income and comprehensive income (loss), and statements of cash flows	8.5812	10.1118
No representation is made that the SEK amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.
(p)
Foreign currency exchange rate risk

For SEK against U.S. dollar, there was depreciation of approximately 10.2% and 15.1% during the years ended December 31, 2021 and 2022. It is difficult to predict how market forces or European Union or U.S. government policy may impact the exchange rate between the SEK and the U.S. dollar in the future.
To the extent that NIP needs to convert U.S. dollar into SEK for capital expenditures and working capital and other business purposes, appreciation of SEK against the U.S. dollar would have an adverse effect on the SEK amount NIP would receive from the conversion. Conversely, if NIP decides to convert SEK into U.S. dollar for the purpose of making payments for working capital, dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against SEK would have a negative effect on the U.S. dollar amount available to NIP. In addition, a significant depreciation of the SEK against the U.S. dollar may significantly reduce the U.S. dollar equivalent of NIP’s earnings or losses.
(q)
Segment reporting

NIP uses the management approach in determining its operating segments. NIP’s chief operating decision maker (“CODM”) identified as NIP’s Chief Executive Officer, relies upon the results of operations as a whole when making decisions about allocating resources and assessing the performance of NIP. As a result of the assessment made by CODM, NIP has only one reportable segment. NIP does not distinguish between markets or segments for the purpose of internal reporting. As NIP’s long-lived assets are substantially located in Sweden, no geographical segments are presented.
(r)
Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (continued)

early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. NIP will adopt ASU 2016-13 from January 1, 2023. NIP concluded that the adoption did not have a material impact on its consolidated financial statements.
In November 2021, the FASB issued ASU 2021-10, Disclosures by Business Entities about Government Assistance (Topic 832). The amendment requires a business entity to provide certain disclosures when it has entered into a legally enforceable agreement with a government to receive value, and accounts for the transaction using a grant or contribution accounting model by analogy. ASU 2021-10 is effective for fiscal years beginning after December 15, 2021 for all business entities. NIP concluded that the adoption did not have a material impact on its consolidated financial statements.
Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. NIP does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.
3.
ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:
	As of December 31,
	2021	2022
Accounts receivable	$2,956,256	$2,090,269
Allowance for doubtful accounts	(239,680)	(211,453)
Accounts receivable, net	$2,716,576	$1,878,816
Bad debt expense recorded in allowance for doubtful accounts for was $10,466 and $3,321 for the years ended December 31, 2021 and 2022.
4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:
	As of December 31,
	2021	2022
VAT prepayment	$249,510	$186,996
Prepaid rental expenses	86,654	53,663
Advance to suppliers	84,912	51,291
Inventories	8,937	13,054
Others	4,856	19,737
Prepaid expenses and other current assets	$434,869	$324,741
Bad debt expense recorded in write-off of the uncollectible balance was nil and $5,671 for the years ended December 31, 2021 and 2022.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
5.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:
	As of December 31,
	2021	2022
Leasehold improvement	$134,866	$117,168
Electronic equipment	6,542	5,683
Subtotal	141,408	122,851
Less: accumulated depreciation	42,241	61,268
Property and equipment, net	$99,167	$61,583
Depreciation expense was $29,826 and $25,311 for the years ended December 31, 2021 and 2022.
6.
INTANGIBLE ASSETS, NET

Intangible assets, net, consists of the following:
	As of December 31,
	2021	2022
Talent acquisition costs	$730,251	1,060,612
Less: accumulated amortization	173,287	289,359
Intangible Assets, net	$556,964	771,253
Amortization expense was $217,091 and $402,334 for the years ended December 31, 2021 and 2022. Gain on transfer of a E-player was $127,112 and $445,790 and proceeds from transfer of a E-player was $178,937 and $807,586 for the years ended December 31, 2021 and 2022.
The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2022.
For the years ending December 31,	Amount
2023	$390,487
2024	342,315
2025	38,451
Thereafter	—
Total	$771,253

7.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:
	As of December 31,
	2021	2022
Payroll payable	$129,018	$155,443
Accrued expenses(1)	620,386	221,020
Accrued expenses and other liabilities	$749,404	$376,463

(1)
Accrued expenses mainly consisted of supplier payables for professional services, catering reception, and rent.

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
8.
LEASES

NIP leases offices space under non-cancellable operating leases. NIP considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.
NIP determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.
As of December 31, 2022, NIP had no long-term leases that were classified as a financing lease, and NIP’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee. NIP’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
A summary of lease expense recognized in NIP’s statements of income and comprehensive income (loss) is as follows:
	For the years ended December 31,
	2021	2022
Operating leases expense excluding short-term lease expense	$—	$34,853
Short-term lease expense	336,900	256,897
Total	$336,900	$291,750
NIP’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest NIP would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.
Cash paid for amounts included in the measurement of lease liabilities was $67,763 for the year ended December 31, 2022. Right-of-use assets obtained in exchange for new lease liabilities was $579,806 for the year ended December 31, 2022.
As of December 31, 2022, the weighted average remaining lease term was 2.8 years, and the weighted average discount rate was 3.60% for NIP’s operating leases.
The following is a schedule of future minimum payments under NIP’s operating leases as of December 31, 2022:
For the years ended December 31,	Lease payment
2023	$202,997
2024	202,997
2025	169,164
Total lease payments	575,158
Less: imputed interest	59,788
Total	$515,370
Less: current portion	187,518
Non-current portion	$327,852

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
9.
TAXATION

Sweden
Generally, NIP is considered Sweden resident enterprises under Sweden tax law, and is subject to enterprise income tax on their worldwide taxable income as determined under Sweden tax laws. The applicable statutory income tax rate for the years ended December 31, 2021 and 2022 is 20.6%, unless otherwise specified.
The income tax provision consists of the following components:
	For the years ended December 31,
	2021	2022
Current income tax expenses	$37,263	$144,845
Deferred income tax expenses	429,095	—
Total income tax expenses	$466,358	$144,845
A reconciliation between NIP’s actual provision for income taxes and the provision at the Sweden statutory rate is as follows:
	For the years ended December 31,
	2021	2022
Income before income tax expenses	$2,142,100	$401,404
Income tax expenses at the Sweden statutory rate	441,273	82,689
Tax effect of non-deductible staff representation	—	16,266
Tax effect of other non-deductible expenses	8,656	3,479
Tax effect of undeclared expenses*	16,429	42,411
Total income tax expenses	$466,358	$144,845

*
These items are mainly due to non-includable US GAAP adjustment

Movement of deferred tax assets for the year ended December 31, 2021 is as follow:
For the years ended December 31,
Balance as of December 31, 2020	$406,876
Utilization of net operating loss carryforwards	(174,891)
Recognition of revenue adjusted for timing difference	(219,481)
Non-deductible expenses adjusted for timing difference	(34,723)
Exchange effect	22,219
Balance as of December 31, 2021	$—
Recognition of revenue adjusted for timing difference	—
Non-deductible expenses adjusted for timing difference	—
Balance as of December 31, 2022	$—

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
9.
TAXATION — (continued)

Net operating loss arising in Sweden will not expire for deduction against future taxable profit. As of December 31, 2021 and 2022, NIP had no balance in deferred tax assets and deferred tax liability.
Uncertain tax positions
NIP evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022, NIP did not have any significant unrecognized uncertain tax positions. NIP does not believe that its uncertain tax benefits position will materially change over the next twelve months. As of December 31, 2022, income for tax returns for the tax years ended December 31, 2017 through December 31, 2021, remain open for statutory examination.
10.
ORDINARY SHARES

In January, 2014, NIP was incorporated as limited liability company with maximum authorized share capital of $313,600 divided into 6,400,000 shares with par value $0.0490 each.
NIP presents 1,706,215 ordinary shares as of December 31, 2020. In July, 2021, F0rest Gaming AB withdrew capital contribution of $34,600 and deregistered 22,000 ordinary shares. In December, 2021, NIP issued 48,505 ordinary shares, and proceeds from shareholders contribution were $2,720.
NIP presents 1,732,720 ordinary shares as of December 31, 2021 and 2022, out of which, 542,740, 531,520, 498,300, and 160,160 shares are held by Diglife AS, Nyx Ventures AS, Sense Holding AB and other shareholders, respectively, proportional to the shareholders’ capital injection.
11.
CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose NIP to concentrations of credit risk consist primarily of accounts receivable. NIP conducts credit evaluations of its customers, and generally does not require collateral or other security from them. NIP evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. NIP conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.
The following table sets forth a summary of single customers who represent 10% or more of NIP’s total revenue:
	For the years ended December 31,
	2021	2022
Customer A	39%	21%
Customer B	26%	17%
Customer C	*	11%
Total	65%	49%

*
Represent percentage less than 10%

NINJAS IN PYJAMAS GAMING AB
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(In U.S. dollars, except share and per share data)
11.
CONCENTRATION OF CREDIT RISK — (continued)

The following table sets forth a summary of single customers who represent 10% or more of NIP’s total accounts receivable:
	As of December 31,
	2021	2022
Customer B	40%	32%
Customer D	23%	28%
Customer E	*	13%
Customer A	15%	11%
Total	78%	84%

*
Represent percentage less than 10%

12.
SUBSEQUENT EVENTS

In January 10, 2023, NIP entered into a share purchase agreement (the “SPA”) with NIP Group Inc. (“NIP Group”), pursuant to which the shareholders of NIP shall subscribe for 40,705,418 shares of NIP Group in exchange for 100% shares in NIP. Upon the completion, 40,705,418 shares shall constitute 40% of the total issued shares of NIP Group, assuming the full exercise of the shares and calculation on a fully diluted and as-converted basis. NIP is in the process of evaluating the financial effect of this transaction.
NIP has performed an evaluation of subsequent events through [xxx], 2023, which was the date of the issuance of the financial statements, and did not identify any subsequent events with material financial impact on the financial statements other than those discussed in above.

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PART II
Information Not Required In Prospectus
Item 6.   Indemnification of Directors and Officers
[Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.]
The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the indemnification agreements, the form of which is filed as Exhibit [10.2] to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.
The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
Osiris International Cayman Limited	February 5, 2021	1	Nominal
xiaOt Sun Holdings Limited	February 5, 2021	10,274,550	Nominal
Ayisia Zhou Holdings Limited	February 5, 2021	1,934,570	Nominal

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
RayZ Holdings Limited	February 5, 2021	679,140	Nominal
Seventh Hokage Management Limited	March 18, 2021	15,816,680	Nominal
xiaOt Sun Holdings Limited	June 29, 2021	8,854,188	Nominal
Ayisia Zhou Holdings Limited	June 29, 2021	278,974	Nominal
RayZ Holdings Limited	June 29, 2021	148,545	Nominal
Seventh Hokage Management Limited	June 29, 2021	15,613,982	Nominal
Blooming Time International Limited	July 30, 2021	4,123,826	Nominal
Seventh Hokage Management Limited	September 30, 2021	14,448,668	Nominal
SIG China Investments Master Fund IV, LLLP	September 30, 2021	1,165,314	Nominal
Danny Yu Holdings Limited	March 18, 2022	1,404,255	Nominal
Oscar Gu Holdings Limited	March 18, 2022	2,106,383	Nominal
xiaOt Sun Holdings Limited	June 30, 2023	508,799	RMB343,313
Seventh Hokage Management Limited	June 30, 2023	830,282	RMB719,319
Ayisia Zhou Holdings Limited	June 30, 2023	127,200	RMB70,385
RayZ Holdings Limited	June 30, 2023	47,562	RMB24,709
Blooming Time International Limited	June 30, 2023	236,793	RMB189,980
SIG China Investments Master Fund IV, LLLP	June 30, 2023	66,964	Nominal
Danny Yu Holdings Limited	June 30, 2023	80,694	Nominal
Oscar Gu Holdings Limited	June 30, 2023	121,042	Nominal
Class A Preferred Shares
Shanghai Yuyun Management Partnership (Limited Partnership)	July 30, 2021	8,607,242	RMB45,000,000
Douyu Investment Limited	July 30, 2021	2,986,308	RMB35,000,000
Shenzhen Guojin Angel Venture Investment III Partnership (Limited Partnership)	July 30, 2021	2,819,639	RMB40,000,000
Glorious Year Holdings Limited	July 30, 2021	2,819,639	RMB40,000,000
True Thrive Limited	July 30, 2021	1,530,175	RMB8,000,000
Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership)	July 30, 2021	1,409,873	RMB20,000,000
Jiaxing ZhenFund Tianyu Equity Investment Partnership (Limited Partnership)	July 30, 2021	956,354	RMB5,000,000
Toplead Ventures Limited	July 30, 2021	827,685	RMB5,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Jiangxi Everbright Industry Co., Ltd.	July 30, 2021	704,930	RMB10,000,000
Shenzhen Media Group (International) Limited	September 30, 2021	704,930	US$ equivalent of RMB10,000,000
Shanghai Yuyun Management Partnership (Limited Partnership)	June 30, 2023	494,609	45,647,755
Douyu Investment Limited	June 30, 2023	171,606	15,912,418
Shenzhen Guojin Angel Venture Investment III Partnership (Limited Partnership)	June 30, 2023	162,028	15,024,521
Wuhan Rongzhu Information Technology Service Co., Ltd	June 30, 2023	2,981,667	15,024,521
True Thrive Limited	June 30, 2023	87,930	8,115,248
Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership)	June 30, 2023	81,017	7,512,550
Jiaxing ZhenFund Tianyu Equity Investment Partnership (Limited Partnership)	June 30, 2023	54,956	5,071,949
Top Lead Ventures Limited	June 30, 2023	47,562	4,410,263
Jiangxi Everbright Industry Co., Ltd.	June 30, 2023	40,508	3,756,130
Shenzhen Media Group (International	June 30, 2023	40,508	Nominal
Class B Preferred Shares
Digital WD., Ltd.	September 5, 2022	1,625,295	US$10,000,000
Maison Investment Holding Limited	December 20, 2022	434,604	US$2,674,000
AER Capital SPC	December 20, 2022	487,589	US$3,000,000
Digital WD., Ltd	June 30, 2023	93,396	Nominal
Maison Investment Holding Limited	June 30, 2023	24,974	Nominal
AER Capital SPC	June 30, 2023	28,019	Nominal
Class B-1 Preferred Shares
Digilife AS	January 10, 2023	12,636,248	US$77,747,389.62
Tolsona Ltd.	January 10, 2023	11,601,582	US$71,381,369.07
Nyx Ventures AS	January 10, 2023	12,375,021	US$76,140,127.01
Get Right Sweden AB	January 10, 2023	822,099	US$5,058,149.99
Shinobi Holdings Limited	January 10, 2023	2,906,798	US$17,884,735.96
Datakrigaren Ventures ApS	January 10, 2023	363,670	US$2,237,561.68
Digilife AS	June 30, 2023	726,133	Nominal
Tolsona Ltd	June 30, 2023	666,676	Nominal
Nyx Ventures AS	June 30, 2023	711,121	Nominal
Get Right Sweden AB	June 30, 2023	47,241	Nominal

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Shinobi Holdings Limited	June 30, 2023	167,037	Nominal
Datakrigaren Ventures ApS	June 30, 2023	20,898	Nominal
Item 8.   Exhibits and Financial Statement Schedules
(a)
Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)
Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
Item 9.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
•
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•
For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

•
For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

NIP Group Inc.
Exhibit Index
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder
4.4*	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated June 30, 2023
5.1*	Opinion of Carey Olsen Singapore LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Form of opinion of Carey Olsen Singapore LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of CM Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)
8.3*	Opinion of Baker & McKenzie Advokatbyrå KB regarding certain Sweden tax matters (included in Exhibit 99.3)
10.1†	2021 Share Incentive Plan
10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.3*	Form of Employment Agreement between the Registrant and its executive officers
21.1†	Significant Subsidiaries of the Registrant
23.1*	Consent of Marcum Asia CPAs, LLP, an independent registered public accounting firm
23.2*	Consent of Carey Olsen Singapore LLP (included in Exhibit 5.1)
23.3*	Consent of CM Law Firm (included in Exhibit 99.2)
23.4*	Consent of Baker & McKenzie Advokatbyrå KB (included in Exhibit 99.3)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of CM Law Firm regarding certain PRC law matters
99.3*	Opinion of Baker & McKenzie Advokatbyrå KB regarding certain Sweden law matters
99.4†	Consent of Frost & Sullivan
107*	Filing Fee Table

*
To be filed by amendment.

†
Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                  , China, on                 , 2023.
NIP Group Inc.
By:

Name:
Mario Yau Kwan Ho

Title:
Co-Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints each of             and        as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on                 , 2023.
Signature	Title
Mario Yau Kwan Ho	Chairman and Co-Chief Executive Officer (Principal Executive Officer)
Hicham Chahine	Director and Co-Chief Executive Officer
Liwei Sun	Director and President
Heng Tang	Director and Executive Vice President
Yanjun Xu	Director and Executive Director
Lei Zhang	Director and Senior Vice President
Thomas Neslein	Director
Felix Granander	Director
Andrew Reader	Director
Carter Jack Feldman	Independent Director

Signature	Title
Hans Alesund	Independent Director
Zhiyong Li	Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of NIP Group Inc. has signed this registration statement or amendment thereto in        on            , 2023.
Authorized U.S. Representative
By:

Name:
Title: